2/19

06015734

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME With. Wilhelmsen

*CURRENT ADDRESS Strandveien 20

NO-1324 Lysaker

Norway

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35000 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: MAC

DAT : 8/4/06

Wilh. Wilhelmsen

**Corporate communication department**
Press contact:
**Cecilie Stray**
**Head of corp. communication**
Strandveien 20
NO-1324 Lysaker
Norway

Telephone: +47 67 58 41 60
Mobile: +47 977 00 802
Telefax: +47 67 58 44 96
Private: +47 67 14 83 43
E-mail: cecilie.stray@ww-group.com
Internet: www.ww-group.com

## Preliminary annual report for 2005

Wilh. Wilhelmsen ASA (WW) achieved a good result for 2005 after adjusting for one-off items and the acquisition of Unitor.

Net operating profit came to USD 232 million compared with USD 207 million the year before. Figures for 2004 will hereafter be shown in brackets.

| Mgmt report (USD mill) | 2005 | 2004 |
|---|---|---|
| Operating income | 2 207 | 1 831 |
| Net operating profit | 232 | 207 |
| Profit before taxes | 209 | 185 |

| Mgmt report (USD mill) | Q4 2005 | Q4 2004 |
|---|---|---|
| Operating income | 608 | 487 |
| Net operating profit | 67 | 52 |
| Profit before taxes | 21 | 45 |

Total operating income came to USD 2.2 billion (USD 1.8 billion). Profit before taxes was USD 209 million (USD 185 million). Profit after taxes came to USD 191 million (USD 171 million).

Net operating profit for the fourth quarter was USD 67 million (USD 52 million).

Total operating income for the fourth quarter came to USD 608 million (USD 45 million) and USD 18 million (USD 50 million) respectively.

Financial instruments made a negative contribution of USD 45 million to the fourth-quarter results, primarily because of a negative development in the value of hedging contracts for bunkers, interest rates and currency. The corresponding effect in the fourth quarter of 2004 was positive at USD 30 million.

The listed Unitor company was consolidated in the WW ASA accounts with effect from 15 July 2005. This acquisition helps to strengthen the group's commitment to maritime services. As a result of the take-over, a provision of USD 28 million was made in the third quarter for restructuring costs. At the same time, a revised estimate of synergy gains in the same segment comes to more than USD 30 million per year in estimated savings. The full effect of these gains is expected to be felt from 2007, while about half are likely to be phased in during 2006.

Developments for the logistics segment were good, with the exception of French logistics company Compagnie d'Affrètement et de Transport SA (CAT). As a result of CAT's weak results, WW wrote down the value of underlying assets in Global Automotive Logistics (GAL), the CAT parent company, by USD 14 million in the third quarter of 2005. At the end of the year, the WW board made a fresh assessment of the underlying asset values in GAL and found no basis for further write-downs. However, the board emphasises that the board of GAL has still not reached a final conclusion on this question.

Transport of cars, high and heavy (H&H) cargo and non-containerised cargo (NCC) on the most important routes made a particular contribution to the positive result. The strategy of achieving

greater interaction between WW group companies in the shipping, logistics and maritime services sectors is also yielding effects.

The group has reported a tax expense for the fourth quarter which reflects the effect of the introduction of new Norwegian rules for taxing unrealised currency gains in tonnage tax companies. One of the group's subsidiaries is also due to withdraw from the tonnage tax regime. The tax expense of leaving this regime has been recorded in the fourth quarter.

The results given above are taken from the management report, which reflects the WW group's underlying operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former utilises a different method for consolidating the group's joint ventures. The presentation in the management report reflects proportionately the WW group's partnership-based ownership structure. It provides more detailed information on total financial results achieved by the group through its various joint ventures.

**Shipping**

Net operating profit for shipping in 2005 came to USD 237.5 million (USD 182.7 million). Total operating income came to USD 1 329.8 million (USD 1 137 million), while profit before taxes was USD 217.9 million (USD 156.1 million).

Corresponding figures for the fourth quarter were USD 54.5 million (USD 44.2 million), USD 339.6 million (USD 309 million) and USD 18.2 million (USD 31.4 million).

Wallenius Wilhelmsen Lines changed its name on 1 January 2006 to Wallenius Wilhelmsen Logistics (WWL), owned 50% by WW. This change reflects the company's commitment to logistic services throughout the customer's value chain, from door to door and from factory to dealer.

WWL contributed a result for 2005 to the partners which was on a par with the year before.

The market is strong and cargo availability good in the most important trades. Fleet utilisation in WWL is very high. At the same time, bunkers prices and charter costs have maintained a high level. For WWL, which depends in part on chartering in additional tonnage, this means that rises in income over the year are offset to a great extent by higher costs.

EUKOR Car Carriers, owned 40% by WW, continued to deliver strong results and has a historically high operating income. Net operating profit for EUKOR in 2005 was extremely good, primarily because its most important customers – Hyundai Motor Company and Kia Motors Corporation – enjoyed strong growth in exported volumes during the year.

A total of 3.1 million car equivalents were shipped by EUKOR in 2005, an increase in the order of 7% from 2004. This growth provided very good capacity utilisation for the company, and all its ships operated at full capacity and with a minimum of dead time. On the other hand, the tight tonnage position boosted the cost of chartered tonnage and operating costs. Hyundai has opened a car factory in Alabama, which somewhat reduces vehicle exports from Korea to the USA. However, that was more than offset by the increase in shipments from Hyundai and Kia in Korea to other regions and by a rise in rolling cargoes from other manufacturers.

American Roll-on Roll-off Carrier (ARC), owned 50% by WW, increased its fleet from five to eight vessels during 2005 and expanded its service to the Middle East. One of the vessels was transferred from WW, while the other two came from Wallenius Lines, WW's Swedish partner. This fleet expansion is in line with the WW group's strategy of increasing its American business.

After the award of four new licences, seven of ARC's eight vessels are now involved in the US maritime security programme (MSP).

WW and its partners are pursuing an extensive newbuilding programme to provide new and modern tonnage for the joint ventures in which WW is involved. A total of 43 new car carriers are due for delivery in 2006-09, including 11 for WW. Four of these 11 contracts were awarded in 2005. Two went to Mitsubishi Heavy Industries in Japan, while Daewoo Shipbuilding & Marine

Engineering in Korea secured the other two. WW reached agreement on taking over the latter orders from its Swedish partner Wallenius Lines.

**Logistics**
The logistics segment achieved a net operating profit of USD 14.5 million in 2005 (USD 22 million). Total operating income was USD 531 million (USD 526.3 million). Profit before taxes came to USD 9.8 million (USD 14 million).

Corresponding figures for the fourth quarter were USD 8.8 million (USD 5.6 million), USD 128.9 million (USD 130.1 million) and USD 7.8 million (USD 5.9 million).

The company is satisfied with developments in the logistics segment, with the exception of CAT as noted above. CAT's weak results reflect reduced transport volumes for Renault and higher costs than expected. WW's equity interest was accordingly written down as reported above.

Other logistics activities in WWL are doing as well as or better than expected. That applies to such activities as wholly-owned WWL Germany (formerly Richard Lawson Auto Logistik), WWL Vehicle Services Americas (formerly Distribution and Auto Service – DAS), owned 50%, and terminals and vehicle processing centres.

Korean logistics company Glovis continued to deliver results which exceeded expectations. It implemented a successful initial public offering and listing on the Korean Stock Exchange in December. This was intended to finance future growth, primarily as a result of strong expansion by its most important customers – Hyundai and Kia. The Glovis share price has risen sharply in connection with the listing. Following the share issue, WW's shareholding in Glovis was reduced from 25% to 20%.

One consequence of the listing in Korea is that WW must confine itself to reporting information which Glovis itself has published and reported to the Korean Stock Exchange. In practice, this means that WW will include results from Glovis one quarter in arrears, such that its accounts for the first quarter of 2006 will include reported results from Glovis for the fourth quarter of 2005.

Glovis now has five subsidiaries outside Korea, including two in the USA, two in China and one in Slovakia. Similar companies are planned for Germany, the UK and Australia. The company is planning a packing facility at Asan in Korea which will serve Hyundai and Kia car plants in other countries.

The two US logistics companies owned 50% by WW, American Auto Logistics (AAL) and American Logistic Network (ALN), again delivered good results in the fourth quarter.

**Maritime services**
Wilhelmsen Maritime Services (WMS) made a net operating loss of USD 9.6 million in 2005 (profit of USD 19.8 million) as a result of a USD 28 million provision in the third quarter for restructuring costs. Total operating income was USD 339.2 million (USD 137.8 million). The loss before taxes came to USD 9.8 million (profit of USD 20.8 million).

Corresponding figures for the fourth quarter were a net operating profit of USD 4.5 million (USD 6.7 million), total operating income of USD 139.3 million (USD 38.8 million), and a profit before taxes of USD 1.9 million (USD 7.3 million).

Unitor was acquired by WW in the summer of 2005, and its activities have been placed operationally in WMS. The acquisition of Unitor accords with WW's strategy of continuing to develop WMS into a leading global player in the maritime service industry. Unitor complements the range of services offered by WMS and considerably extends the latter's potential customer base. The board of WW resolved on 2 January 2006 to implement a compulsory buy-out of the remaining minority shareholders. The last day of trading for the Unitor share on the Oslo Stock Exchange was 20 January.

Underlying operations in WMS are good, and its results were in line with expectations. As mentioned above, an extensive integration programme is under way in the company with the aim of realising substantial synergies.

Integration of WMS and Unitor into a new overall organisation with a new regional structure led to a downsizing of the workforce in 2005. Plans also call for efficiency gains to be achieved through increased sales of products, better utilisation of the global organisation and integration of information technology systems.

The Ships Service business area, comprising Barwil and Unitor, was characterised by very high activity in 2005, with an increase of up to 20% in volume and sales in certain product areas and regions. This has contributed overall to a better result than in 2004. Unitor made 175 000 deliveries to 16 400 ships during 2005. Barwil, the world's largest port agency chain, handled a total of 51 000 ship calls through a network covering more than 2 200 ports.

The Ship Management business area, which embraces 300 ships in all, increased the number of management contracts in 2005. This area underwent a restructuring during the year. The market is characterised by sharp competition and pressure on margins. Taken together, this yielded a lower result than for the year before.

WMS sold its 82.5% holding in software specialist BASS to the latter company's management in the fourth quarter of 2005.

Unitor ASA concluded an exclusive agreement in late 2005 on a possible sale of its shares in TeamTec AS to a consortium comprising employees in TeamTec AS, TeamTec Holding AS with managing director Erling Holm and the Four Seasons Venture group. A final agreement was signed on 30 January 2006.

The disposal of BASS and TeamTec has limited effect on the results

**Other activities**
Wilhelmsen Offshore & Chartering embraces Sea Launch, where WW provides transport of rockets and fuel from Ukraine to California, and Express Offshore Transport. The latter is owned 50% by WW and was established in 2005 as a joint venture with Maersk-owned SvitzerWijsmuller. This company will become operational in February 2006.

The Dockwise heavy transport company owned 21% by WW is continuing to do extremely well as a result of the strong offshore market. It contributed a profit before taxes of USD 9.6 million (USD 7.8 million) for the year and USD 3.4 million (USD 2.7 million) for the fourth quarter.

**Financial items**
Net financial expenses came to USD 23 million (USD 22 million) for 2005 and USD 46 million (USD 7 million) for the fourth quarter. Financial instruments made a negative contribution of USD 15 million for the full year (positive USD 48 million). Adjusted for financial instruments, WW's financial expenses were very low in 2005 compared with the year before.

Financial income is rising as a result of the positive trend on the Oslo Stock Exchange and good results from interest and currency trading. Interest charges increased somewhat as a result of borrowing for partial financing of the Unitor acquisition and the delivery of two newbuildings during 2005. Higher US interest rates also helped to increase financial expenses, but the effect was dampened by interest hedging at favourable levels on part of the debt.

A higher gain related to the unrealised part of the bunkers hedging contract in EUKOR because of rising bunkers prices yielded a positive result from financial instruments for the year as a whole. The company is well hedged against high bunkers prices in 2006. No hedging was in place for bunkers in 2007 at 31 December 2005.

**Dividend**
WW paid a dividend in 2005 of NOK 8 per share. The company's intention is to pay a dividend twice a year, and that target was achieved for 2005.

In line with WW's dividend policy, the board has proposed that a dividend of NOK 5 per share be paid in May 2006.

**Prospects**
WW expects its net operating profit for 2006, including ordinary financial items, to be in line with the year before.

The value of bunkers hedging at 31 December 2005 totalled USD 50 million. This hedging expires in 2006, which will have a correspondingly negative effect on the accounts. Alternative strategies for future hedging of bunkers are being actively pursued.

Combined with high earnings in the shipping sector, WW is committed to strong growth in the other parts of its business, such as logistics and maritime services. This will give WW a broader and more robust commercial basis.

WW's board is moreover looking forward with great interest to the report from the Norwegian committee of experts which is reviewing the country's special tax regime for shipping companies. The board expects Norwegian shipping companies to be given competitive terms which put them on a level playing field with competitors in the European Union. This will be crucial for the ability of Norwegian companies to own and operate ships.

Lysaker, 7 February 2006
The board of directors of Wilh. Wilhelmsen ASA

The Wilh. Wilhelmsen ASA group is a leading international provider of maritime services. With 389 offices in 72 countries, it has 13 500 employees and employs roughly 22 000 people all told when partly-owned companies are included. See www.ww-group.com.

# FINANCIAL STATEMENTS
# WILH. WILHELMSEN GROUP
# 4th Quarter 2005

## Management reporting

**> Management Profit & loss report**

**> Management Profit & loss report per business area**

## Official financial statements

> Profit & loss statement

> Balance sheet

> Cash flow statement & Statement of changes in equity

> Profit & loss statement per business area

> Restatement

## Pro forma figures including UNITOR for prior period comparison

> Profit & loss statement - Pro forma

> Balance sheet - Pro forma

> Profit & loss statement per business area - Pro forma

# Management report
# FINANCIAL STATEMENTS
# WILH. WILHELMSEN GROUP
# 4th Quarter 2005

## Management reporting

In Wilh. Wilhelmsen group's official financial interim reports the equity method is applied for consolidation of joint ventures. This method provides a fair presentation of the group's financial position. During the day to day operations, management are using the proportionate method for their financial decision making. The report based on the proportionate method for all material jointly controlled interests in the Shipping and Logistics segments, is presented in the Management Profit & loss statements.
See the IFRS transition report issued at the Capital Market Day 6 April 2005, for further information (www.ww-group.com).

## Comments to the profit & loss statements

*Net operating profit:* In the Management profit & loss report the cash settled portion of bunker hedge swaps is included in primary operating profit by reduction of voyage related expenses.

*Financial instruments: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, as well as both realised and unrealised gains and losses of interest and currency swaps.*

# Wilh. Wilhelmsen group

## Management Profit & loss report*

(Unaudited figures)

USD mill

| 01.10-31.12 2005 | 01.10-31.12 2004 | | 01.01-31.12 2005 | 01.01-31.12 2004 |
|---|---|---|---|---|
| | | **Operating income** | | |
| 343 | 321 | Freight revenue | 1 327 | 1 171 |
| 252 | 158 | Other operating revenue | 839 | 643 |
| 12 | 6 | Share of profits from associates and joint ventures | 31 | 14 |
| 2 | 3 | Gain on sale of assets | 10 | 3 |
| **608** | **487** | **Total operating income** | **2 207** | **1 831** |
| | | **Operating expenses** | | |
| (162) | (138) | Voyage expenses | (617) | (507) |
| (14) | (12) | Vessel expenses | (56) | (47) |
| (42) | (41) | Charter expenses | (157) | (139) |
| (55) | | Material cost | (104) | |
| (90) | (61) | Wages and remunerations | (305) | (215) |
| (137) | (144) | Other expenses | (571) | (561) |
| (40) | (39) | Depreciation and amortisation | (151) | (155) |
| | | Impairment charges | (14) | |
| **(541)** | **(435)** | **Total operating expenses** | **(1 974)** | **(1 624)** |
| **67** | **52** | **Net operating profit** | **232** | **207** |
| | | **Financials** | | |
| 21 | 8 | Financial income | 64 | 22 |
| (23) | (45) | Financial expenses | (72) | (92) |
| (45) | 30 | Financial instruments | (15) | 48 |
| **(46)** | **(7)** | **Net financials** | **(23)** | **(22)** |
| **21** | **45** | **Profit / (loss) before tax** | **209** | **185** |
| (3) | 4 | Tax | (18) | (14) |
| **18** | **50** | **Profit / (loss) for the period** | **191** | **171** |
| **(1)** | **(1)** | **Of which minority interests** | **(3)** | **(3)** |
| 0,35 | 1,02 | Earnings per share (USD) | 3,91 | 3,51 |
| 0,35 | 1,02 | Diluted earnings per share (USD) | 3,91 | 3,51 |

Restatement of 2004 figures due to change in consolidation method for 29 entities in Maritime Service segment (Barwil) - separate explanatory sheet presented.

*** Proportionate method used for Joint Ventures in Shipping and Logistics segments**

# Wilh. Wilhelmsen group

## Management Profit & loss report per business area*

(Unaudited)

USD mill

| 01.01. - 31.12. | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 2 206,7 | 1 831,1 | 1 831,1 | 1 329,8 | 1 137,0 | 1 137,0 | 531,0 | 526,3 | 526,3 | 339,2 | 137,8 | 137,8 | 6,7 | 30,0 | 30,0 |
| **Primary operating profit**** | **396,8** | **362,4** | **362,4** | **357,5** | **311,8** | **311,8** | **43,4** | **37,1** | **37,1** | **1,7** | **26,0** | **26,0** | **(5,8)** | **(12,6)** | **(12,6)** |
| Depreciation & amortisation | (164,6) | (155,1) | (155,1) | (120,0) | (129,1) | (129,1) | (28,9) | (15,2) | (15,2) | (11,3) | (6,2) | (6,2) | (4,4) | (4,6) | (4,6) |
| **Net operating profit** | **232,2** | **207,3** | **207,3** | **237,5** | **182,7** | **182,7** | **14,5** | **22,0** | **22,0** | **(9,6)** | **19,8** | **19,8** | **(10,3)** | **(17,2)** | **(17,2)** |
| Net financials*** | (7,6) | (69,5) | (69,5) | (44,4) | (74,2) | (74,2) | (4,7) | (8,0) | (8,0) | 0,2 | 1,0 | 1,0 | 41,2 | 11,7 | 11,7 |
| Financial instruments**** | (15,5) | 47,6 | 47,6 | 24,7 | 47,6 | 47,6 | | | - | (0,5) | | - | (39,8) | | - |
| **Profit / (loss) before tax** | **209,1** | **185,4** | **185,4** | **217,9** | **156,1** | **156,1** | **9,8** | **14,0** | **14,0** | **(9,8)** | **20,8** | **20,8** | **(8,8)** | **(5,5)** | **(5,5)** |
| Tax | (18,3) | (14,3) | (14,3) | (12,9) | (16,3) | (16,3) | (6,8) | (8,2) | (8,2) | 4,2 | (3,1) | (3,1) | (2,7) | 13,3 | 13,3 |
| **Profit / (loss) for the period** | **190,8** | **171,1** | **171,1** | **205,0** | **139,9** | **139,9** | **3,0** | **5,8** | **5,8** | **(5,7)** | **17,7** | **17,7** | **(11,5)** | **7,8** | **7,8** |
| **Minorities** | **(2,9)** | **(2,7)** | **(2,7)** | | | | | | | **(2,9)** | **(2,7)** | **(2,7)** | | | |

## Management Profit & loss report per business area*

(Unaudited)

USD mill

| 01.10. - 31.12. | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 607,6 | 487,2 | 1 831,1 | 339,6 | 309,0 | 1 137,0 | 128,9 | 130,1 | 526,3 | 139,3 | 38,8 | 137,8 | (0,2) | 9,3 | 30,0 |
| **Primary operating profit**** | **106,8** | **90,8** | **362,4** | **85,1** | **76,5** | **311,8** | **13,5** | **8,9** | **37,1** | **8,1** | **8,5** | **26,0** | **0,1** | **(3,1)** | **(12,6)** |
| Depreciation & amortisation | (39,8) | (38,5) | (155,1) | (30,6) | (32,3) | (129,1) | (4,7) | (3,3) | (15,2) | (3,6) | (1,8) | (6,2) | (0,9) | (1,0) | (4,6) |
| **Net operating profit** | **67,0** | **52,3** | **207,3** | **54,5** | **44,2** | **182,7** | **8,8** | **5,6** | **22,0** | **4,5** | **6,7** | **19,8** | **(0,8)** | **(4,2)** | **(17,2)** |
| Net financials*** | (1,2) | (36,3) | (69,5) | (10,4) | (42,2) | (74,2) | (1,0) | 0,3 | (8,0) | (2,1) | 0,7 | 1,0 | 12,4 | 5,0 | 11,7 |
| Financial instruments**** | (45,2) | 29,5 | 47,6 | (25,9) | 29,5 | 47,6 | | | - | (0,5) | | - | (18,8) | | - |
| **Profit / (loss) before tax** | **20,6** | **45,5** | **185,4** | **18,2** | **31,4** | **156,1** | **7,8** | **5,9** | **14,0** | **1,9** | **7,3** | **20,8** | **(7,3)** | **0,8** | **(5,5)** |
| Tax | (2,9) | 4,2 | (14,3) | (2,4) | (8,1) | (16,3) | (1,2) | (1,7) | (8,2) | 2,0 | (1,0) | (3,1) | (1,3) | 14,9 | 13,3 |
| **Profit / (loss) for the period** | **17,7** | **49,7** | **171,1** | **15,8** | **23,4** | **139,9** | **6,6** | **4,2** | **5,8** | **3,9** | **6,3** | **17,7** | **(8,7)** | **15,7** | **7,8** |
| **Minorities** | **(0,8)** | **(0,6)** | **(2,7)** | | | | | | | **(0,8)** | **(0,6)** | **(2,7)** | | | |

* Proportionate method used for Joint Ventures

** Cash setteled portion of bunker hedge swaps is included in primary operating profit

*** Net financials excluding changes in market valuations of financial instruments

**** Financial instruments - changes in market valuations of bunker hedging, interest and currency swaps

**1)** Sales gains related to vessels of MUSD 8,2 in 3rd quarter 2005 from the sale of Resolve (former Tanabata) from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).

**2)** Sales gains related to the operations of terminals are included with MUSD 1,4 in 4th quarter 2004.

**3)** Sales gains related to crew vessels are included with MUSD 0,9 in 4th quarter 2004, and MUSD 0,7 in 4th quarter 2005.

Restatement of 2004 figures due to change in consolidation method for 29 entities in Maritime Service segment (Barwil) - separate explanatory sheet presented.

# OFFICIAL
# FINANCIAL STATEMENTS
# WILH. WILHELMSEN GROUP
# 4th Quarter 2005

**Comments to the profit & loss statements**

*Net operating profit:* In the official financial statements the cash settled portion of bunker hedge swaps[(1)] is classified as financial instruments.

*Financial instruments*: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, as well as both realised and unrealised gains and losses of interes and currency swaps.

[(1)] Bunker hedges are currently present in JVs only, and as such consolidated accordingly. Applying the Equity method, they are included in Share of profit from associates and joint ventures.

# Wilh. Wilhelmsen group

## Profit & loss statemenet

(Unaudited figures)

USD mill

| 01.10-31.12 2005 | 01.10-31.12 2004 | | 01.01-31.12 2005 | 01.01-31.12 2004 |
|---|---|---|---|---|
| | | **Operating income** | | |
| 56 | 60 | Freight revenue | 239 | 229 |
| 136 | 38 | Other operating revenue | 338 | 147 |
| 2 | 12 | Share of profits from associates and joint ventures | 104 | 66 |
| 2 | 3 | Gain on sale of assets | 10 | 3 |
| **195** | **113** | **Total operating income** | **690** | **445** |
| | | **Operating expenses** | | |
| | (1) | Voyage expenses | (3) | (3) |
| (7) | (7) | Vessel expenses | (35) | (31) |
| (2) | (3) | Charter expenses | (5) | (9) |
| (55) | | Material cost | (104) | |
| (56) | (32) | Wages and remunerations | (188) | (118) |
| (29) | (19) | Other expenses | (94) | (64) |
| (15) | (15) | Depreciation and amortisation | (56) | (57) |
| | | Impairment charges | | |
| **(164)** | **(76)** | **Total operating expenses** | **(485)** | **(282)** |
| **31** | **38** | **Net operating profit** | **206** | **163** |
| | | **Financials** | | |
| 27 | 1 | Financial income | 72 | 19 |
| (13) | (5) | Financial expenses | (36) | (18) |
| (25) | | Financial instruments | (41) | |
| **(11)** | **(3)** | **Net financials** | **(5)** | **1** |
| **20** | **34** | **Profit / (loss) before tax** | **201** | **164** |
| (3) | 16 | Tax | (10) | 7 |
| **18** | **50** | **Profit / (loss) for the period** | **191** | **171** |
| (1) | (1) | **Of which minority interests** | (3) | (3) |
| 0,35 | 1,02 | Earnings per share (USD) | 3,91 | 3,51 |
| 0,35 | 1,02 | Diluted earnings per share (USD) | 3,91 | 3,51 |

Restatement of 2004 figures due to change in consolidation method for 29 entities in Maritime Service segment (Barwil) - separate explanatory sheet presented.

# Wilh. Wilhelmsen group

## Balance sheet

(Unaudited)

USD mill

| | 31.12.2005 | 31.12.2004 |
|---|---|---|
| **Fixed assets** | | |
| Deferred tax asset | 56 | 22 |
| Goodwill and intangible assets | 155 | 25 |
| Vessels, property, fixtures | 842 | 701 |
| Pension assets | 5 | 5 |
| Investments in associates | 512 | 424 |
| Other long-term assets | 73 | 63 |
| **Total fixed assets** | **1 644** | **1 239** |
| | | |
| **Current assets** | | |
| Other current assets | 188 | 94 |
| Inventory | 73 | |
| Short-term financial investments | 172 | 121 |
| Cash and bank deposits | 185 | 143 |
| **Total current assets** | **618** | **357** |
| **Total assets** | **2 262** | **1 596** |
| | | |
| **Equity** | | |
| Paid-in capital *) | 125 | 125 |
| Retained earnings | 702 | 607 |
| Minority interests | 6 | 4 |
| **Total equity** | **834** | **736** |
| | | |
| **Provisions for liabilities** | | |
| Pension liabilities | 71 | 70 |
| Deferred tax | 43 | 11 |
| **Total provision for liabilities** | **113** | **81** |
| | | |
| **Long-term liabilities** | | |
| Long-term interest-bearing debt | 908 | 544 |
| Other long-term liabilities | 50 | 10 |
| **Total long-term liabilities** | **958** | **554** |
| | | |
| **Current liabilities** | | |
| Tax payable | 3 | 1 |
| Public duties payable | 14 | 14 |
| Other current liabilities | 340 | 210 |
| **Total current liabilities** | **357** | **225** |
| **Total equity and liabilities** | **2 262** | **1 596** |

*) At 31.12.2005 the group owns 1 588 176 own shares at a nominal value of approximately USD 5 million.

# Wilh. Wilhelmsen group
# Cash flow statement
(Unaudited)

| USD mill | 01.01-31.12 2005 | 01.01-31.12 2004 |
|---|---|---|
| Cash flow from operating activities | 169 | 179 |
| Cash flow from investing activities | (342) | (207) |
| Cash flow from financing activities | 215 | 20 |
| **Net change in cash and cash equivalents** | **42** | **(8)** |
| Cash and cash equivalents at 01.01 | 143 | 151 |
| **Cash and cash equivalents at 31.12** | **185** | **143** |

# Wilh. Wilhelmsen group
# Statement of changes in equity
(Unaudited)

| USD mill | 01.01-31.12 2005 | 01.01-31.12 2004 |
|---|---|---|
| **Equity at 01.01** | **736** | **606** |
| Net profit/(loss) for the period | 191 | 171 |
| Dividend payment | (58) | (36) |
| Implementation IAS 39 - Financial instruments | 1 | |
| Financial instruments, hedge accounting | 2 | |
| Purchase of own shares | | (3) |
| Options | 3 | 1 |
| Currency translation adjustments/other | (41) | (3) |
| **Equity at 31.12** | **834** | **736** |

# Wilh. Wilhelmsen group

## Profit & loss statement per business area

(Unaudited)

USD mill

| 01.01. - 31.12 | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 690,4 | 444,5 | 444,5 | 322,1 | 254,6 | 254,6 | 3,0 | 5,8 | 5,8 | 339,2 | 137,8 | 137,8 | 26,1 | 46,3 | 46,3 |
| **Primary operating profit** | **261,2** | **219,5** | **219,5** | **262,1** | **200,3** | **200,3** | **3,0** | **5,8** | **5,8** | **1,7** | **26,0** | **26,0** | **(5,6)** | **(12,6)** | **(12,6)** |
| Depreciation & amortisation | (55,6) | (56,7) | (56,7) | (39,7) | (45,9) | (45,9) | | | - | (11,3) | (6,2) | (6,2) | (4,6) | (4,6) | (4,6) |
| **Net operating profit** | **205,6** | **162,7** | **162,7** | **222,4** | **154,3** | **154,3** | **3,0** | **5,8** | **5,8** | **(9,6)** | **19,8** | **19,8** | **(10,3)** | **(17,2)** | **(17,2)** |
| Net financials | (4,8) | 1,2 | 1,2 | (6,1) | (11,5) | (11,5) | | | - | (0,2) | 1,0 | 1,0 | 1,5 | 11,7 | 11,7 |
| **Profit / (loss) before tax** | **200,8** | **164,0** | **164,0** | **216,4** | **142,9** | **142,9** | **3,0** | **5,8** | **5,8** | **(9,8)** | **20,8** | **20,8** | **(8,8)** | **(5,5)** | **(5,5)** |
| Tax | (9,9) | 7,2 | 7,2 | (11,3) | (3,0) | (3,0) | | | - | 4,2 | (3,1) | (3,1) | (2,7) | 13,3 | 13,3 |
| **Profit / (loss) for the period** | **190,8** | **171,1** | **171,1** | **205,0** | **139,9** | **139,9** | **3,0** | **5,8** | **5,8** | **(5,7)** | **17,7** | **17,7** | **(11,5)** | **7,8** | **7,8** |
| | | | | | | | | | | | | | | | |
| **Minorities** | **(2,9)** | **(2,7)** | **(2,7)** | | | | | | | **(2,9)** | **(2,7)** | **(2,7)** | | | |

## Profit & loss statement per business area

(Unaudited)

USD mill

| 01.10. - 31.12 | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 195,1 | 113,1 | 444,5 | 44,9 | 56,6 | 254,6 | 6,6 | 4,2 | 5,8 | 139,3 | 38,8 | 137,8 | 4,2 | 13,4 | 46,3 |
| **Primary operating profit** | **45,8** | **52,1** | **219,5** | **30,9** | **42,5** | **200,3** | **6,6** | **4,2** | **5,8** | **8,1** | **8,5** | **26,0** | **0,2** | **(3,1)** | **(12,6)** |
| Depreciation & amortisation | (14,6) | (14,6) | (56,7) | (9,9) | (11,7) | (45,9) | | | - | (3,6) | (1,8) | (6,2) | (1,0) | (1,0) | (4,6) |
| **Net operating profit** | **31,2** | **37,5** | **162,7** | **21,0** | **30,8** | **154,3** | **6,6** | **4,2** | **5,8** | **4,5** | **6,7** | **19,8** | **(0,8)** | **(4,2)** | **(17,2)** |
| Net financials | (11,1) | (3,5) | 1,2 | (2,0) | (9,2) | (11,5) | | | - | (2,6) | 0,7 | 1,0 | (6,5) | 5,0 | 11,7 |
| **Profit / (loss) before tax** | **20,2** | **34,0** | **164,0** | **19,0** | **21,7** | **142,9** | **6,6** | **4,2** | **5,8** | **1,9** | **7,3** | **20,8** | **(7,3)** | **0,8** | **(5,5)** |
| Tax | (2,5) | 15,6 | 7,2 | (3,2) | 1,7 | (3,0) | | | - | 2,0 | (1,0) | (3,1) | (1,3) | 14,9 | 13,3 |
| **Profit / (loss) for the period** | **17,7** | **49,7** | **171,1** | **15,8** | **23,4** | **139,9** | **6,6** | **4,2** | **5,8** | **3,9** | **6,3** | **17,7** | **(8,7)** | **15,7** | **7,8** |
| | | | | | | | | | | | | | | | |
| **Minorities** | **(0,8)** | **(0,6)** | **(2,7)** | | | | | | | **(0,8)** | **(0,6)** | **(2,7)** | | | |

**1)** Sales gains related to vessels of MUSD 8,2 in 3rd quarter 2005 from the sale of Resolve (former Tanabata) from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).

**2)** Sales gains related to the operations of terminals are included with MUSD 1,4 in 4th quarter 2004.

**3)** Sales gains related to crew vessels are included with MUSD 0,9 in 4th quarter 2004, and MUSD 0,7 in 4th quater 2005.

Restatement of 2004 figures due to change in consolidation method for 29 entities in Maritime Service segment (Barwil) - separate explanatory sheet presented.

# WILH. WILHELMSEN GROUP
## RESTATEMENT

**Change from Equity method to consolidation method applied to subsidiaries for 29 reporting units in Maritime Service segment (Barwil)**

This change is the result of a revision of all Joint Ventures in the Barwil group that has identified changes in the groups` actual controlling interests of 29 entities.

As a result of changed consolidation method during Q3 2005 for these 29 Barwil entities, the previously reported figures for 2004 have been restated.

Presented below are the changes from 2004 full year and YTD/quarter figures as reported.

| **Balance** | **31.des** |
|---|---|
| **MUSD** | **2004** |
| **Fixed assets** | **-3** |
| **Current assets** | **21** |
| **Total assets** | **18** |
| **Equity - minority interests** | **3** |
| **Other current liabilities** | **15** |
| **Total equity and liablities** | **18** |

| **Profit & Loss** | **Q4** | **Total** |
|---|---|---|
| **MUSD** | **2004** | **2004** |
| Total operating income | 4,9 | 19,6 |
| Wages and remunerations | -2,8 | -11,2 |
| Other expenses | -1,4 | -5,6 |
| Depreciation & amortisation | -0,2 | -0,8 |
| **Net operating profit** | **0,5** | **2,0** |
| Net Financials | 0,1 | 0,4 |
| **Profit / (loss) before tax** | **0,6** | **2,4** |
| **Minorities** | **-0,6** | **-2,4** |

# PRO FORMA

# FINANCIAL STATEMENTS

# WILH. WILHELMSEN GROUP

# 4th Quarter 2005

**Comparable financial figures and pro forma information regarding the Unitor acquisition.**

Unitor ASA is consolidated from the period the Wilh.Wilhelmsen group achieved a majority position (July 15th, 2005). The Accounting Act (§ 7-4) and IFRS requires the preparation of pro forma comparable financial figures for prior periods.

In preparing the pro forma comparable figures the following assumptions have been applied:
- 100 % of Unitor's profit & loss and balance sheet is consolidated.
- Unitor's profit & loss and balance sheet is converted from NOK to USD using average exchange rate and balance sheet date respectively.
- Allocation of the acquisition amount and corresponding pro forma financing is converted at the exchange rate at the time of acquisition.
- Pro forma financing for the prior period figures is comprised of 58 % interest bearing debt and 42 % drawn on liquid resources.

# Wilh. Wilhelmsen group

## Profit & loss statement
## Pro forma figures - including UNITOR

(Unaudited figures)

USD mill

| 01.10-31.12 2005 | 01.10-31.12 2004 | | 01.01-31.12 2005 | 01.01-31.12 2004 |
|---|---|---|---|---|
| | | **Operating income** | | |
| 56 | 60 | Freight revenue | 239 | 229 |
| 136 | 122 | Other operating revenue | 553 | 533 |
| 2 | 12 | Share of profits from associates and joint ventures | 104 | 66 |
| 2 | 3 | Gain on sale of assets | 10 | 4 |
| **195** | **197** | **Total operating income** | **905** | **831** |
| | | **Operating expenses** | | |
| 0 | (1) | Voyage expenses | (3) | (3) |
| (7) | (7) | Vessel expenses | (35) | (31) |
| (2) | (3) | Charter expenses | (5) | (9) |
| (55) | (45) | Material cost | (225) | (210) |
| (56) | (52) | Wages and remunerations | (233) | (204) |
| (29) | (32) | Other expenses | (125) | (126) |
| (15) | (17) | Depreciation and amortisation | (61) | (67) |
| | | Impairment charges | | |
| **(164)** | **(156)** | **Total operating expenses** | **(687)** | **(649)** |
| **31** | **42** | **Net operating profit** | **219** | **182** |
| | | **Financials** | | |
| 27 | 1 | Financial income | 72 | 19 |
| (13) | (3) | Financial expenses | (39) | (20) |
| (25) | | Financial instruments | (41) | |
| **(11)** | **(2)** | **Net financials** | **(8)** | **(1)** |
| **20** | **40** | **Profit / (loss) before tax** | **210** | **181** |
| (3) | 15 | Tax | (13) | 2 |
| **18** | **55** | **Profit / (loss) for the period** | **197** | **183** |
| (1) | (1) | **Of which minority interests** | (3) | (3) |
| 0,35 | 1,13 | Earnings per share (USD) | 3,91 | 3,51 |
| 0,35 | 1,13 | Diluted earnings per share (USD) | 3,91 | 3,51 |

Restatement of 2004 figures due to change in consolidation method for 29 entities in Maritime Service segment (Barwil) - separate explanatory sheet presented.

# Wilh. Wilhelmsen group
## Balance sheet
## Pro forma figures including UNITOR
(Unaudited)

USD mill

| | 31.12.2005 | 31.12.2004 |
|---|---|---|
| **Fixed assets** | | |
| Deferred tax asset | 56 | 32 |
| Goodwill and intangible assets | 155 | 160 |
| Vessels, property, fixtures | 842 | 800 |
| Pension assets | 5 | 8 |
| Investments in associates | 512 | 424 |
| Other long-term assets | 73 | 65 |
| **Total fixed assets** | **1 644** | **1 489** |
| | | |
| **Current assets** | | |
| Other current assets | 188 | 171 |
| Inventory | 73 | 69 |
| Short-term financial investments | 172 | 133 |
| Cash and bank deposits | 185 | 73 |
| **Total current assets** | **618** | **446** |
| **Total assets** | **2 262** | **1 935** |
| | | |
| **Equity** | | |
| Paid-in capital | 125 | 125 |
| Retained earnings | 702 | 643 |
| Minority interests | 6 | 7 |
| **Total equity** | **834** | **774** |
| | | |
| **Provisions for liabilities** | | |
| Pension liabilities | 71 | 73 |
| Deferred tax | 43 | 14 |
| **Total provision for liabilities** | **113** | **88** |
| | | |
| **Long-term liabilities** | | |
| Long-term interest-bearing debt | 908 | 745 |
| Other long-term liabilities | 50 | 12 |
| **Total long-term liabilities** | **958** | **757** |
| | | |
| **Current liabilities** | | |
| Tax payable | 3 | 2 |
| Public duties payable | 14 | 14 |
| Other current liabilities | 340 | 300 |
| **Total current liabilities** | **357** | **316** |
| **Total equity and liabilities** | **2 262** | **1 935** |

# Wilh. Wilhelmsen group

## Profit & loss statement per business area

**Proforma figures including UNITOR**

(Unaudited)

USD mill

| 01.01 - 31.12 | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 905,5 | 830,9 | 830,9 | 322,1 | 254,6 | 254,6 | 3,0 | 5,8 | 5,8 | 554,2 | 524,1 | 524,1 | 26,1 | 46,3 | 46,3 |
| **Primary operating profit** | **279,5** | **248,5** | **248,5** | **262,1** | **200,3** | **200,3** | **3,0** | **5,8** | **5,8** | **20,1** | **55,0** | **55,0** | **(5,6)** | **(12,6)** | **(12,6)** |
| Depreciation & amortisation | (60,9) | (66,6) | (66,6) | (39,7) | (45,9) | (45,9) | | | - | (16,6) | (16,1) | (16,1) | (4,6) | (4,6) | (4,6) |
| **Net operating profit** | **218,6** | **181,9** | **181,9** | **222,4** | **154,3** | **154,3** | **3,0** | **5,8** | **5,8** | **3,4** | **38,9** | **38,9** | **(10,3)** | **(17,2)** | **(17,2)** |
| Net financials | (8,2) | (0,8) | (0,8) | (6,1) | (11,5) | (11,5) | | | - | (3,6) | (1,0) | (1,0) | 1,5 | 11,7 | 11,7 |
| **Profit / (loss) before tax** | **210,4** | **181,1** | **181,1** | **216,4** | **142,9** | **142,9** | **3,0** | **5,8** | **5,8** | **(0,2)** | **37,9** | **37,9** | **(8,8)** | **(5,5)** | **(5,5)** |
| Tax | (13,1) | 2,0 | 2,0 | (11,3) | (3,0) | (3,0) | | | - | 1,0 | (8,3) | (8,3) | (2,7) | 13,3 | 13,3 |
| **Profit / (loss) for the period** | **197,3** | **183,1** | **183,1** | **205,0** | **139,9** | **139,9** | **3,0** | **5,8** | **5,8** | **0,9** | **29,6** | **29,6** | **(11,5)** | **7,8** | **7,8** |
| | | | | | | | | | | | | | | | |
| **Minorities** | **(2,9)** | **(2,7)** | **(2,7)** | | | | | | | **(2,9)** | **(2,7)** | **(2,7)** | | | |

## Profit & loss statement per business area

**Proforma figures including UNITOR**

(Unaudited)

USD mill

| 01.10 - 31.12 | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 | Q4 2005 | Q4 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 195,1 | 197,3 | 830,9 | 44,9 | 56,6 | 254,6 | 6,6 | 4,2 | 5,8 | 139,3 | 123,1 | 524,1 | 4,2 | 13,4 | 46,3 |
| **Primary operating profit** | **45,8** | **58,3** | **248,5** | **30,9** | **42,5** | **200,3** | **6,6** | **4,2** | **5,8** | **8,1** | **14,7** | **55,0** | **0,2** | **(3,1)** | **(12,6)** |
| Depreciation & amortisation | (14,6) | (16,5) | (66,6) | (9,9) | (11,7) | (45,9) | | | - | (3,6) | (3,8) | (16,1) | (1,0) | (1,0) | (4,6) |
| **Net operating profit** | **31,2** | **41,7** | **181,9** | **21,0** | **30,8** | **154,3** | **6,6** | **4,2** | **5,8** | **4,5** | **10,9** | **38,9** | **(0,8)** | **(4,2)** | **(17,2)** |
| Net financials | (11,1) | (1,6) | (0,8) | (2,0) | (9,2) | (11,5) | | | - | (2,6) | 2,5 | (1,0) | (6,5) | 5,0 | 11,7 |
| **Profit / (loss) before tax** | **20,2** | **40,1** | **181,1** | **19,0** | **21,7** | **142,9** | **6,6** | **4,2** | **5,8** | **1,9** | **13,4** | **37,9** | **(7,3)** | **0,8** | **(5,5)** |
| Tax | (2,5) | 14,6 | 2,0 | (3,2) | 1,7 | (3,0) | | | - | 2,0 | (2,1) | (8,3) | (1,3) | 14,9 | 13,3 |
| **Profit / (loss) for the period** | **17,7** | **54,7** | **183,1** | **15,8** | **23,4** | **139,9** | **6,6** | **4,2** | **5,8** | **3,9** | **11,4** | **29,6** | **(8,7)** | **15,7** | **7,8** |
| | | | | | | | | | | | | | | | |
| **Minorities** | **(0,8)** | **(0,6)** | **(2,7)** | | | | | | | **(0,8)** | **(0,6)** | **(2,7)** | | | |

**1)** Sales gains related to vessels of MUSD 8,2 in 3rd quarter 2005 from the sale of Resolve (former Tanabata) from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).
**2)** Sales gains related to the operations of terminals are included with MUSD 1,4 in 4th quarter 2004.
**3)** Sales gains related to crew vessels are included with MUSD 0,9 in 4th quarter 2004, and MUSD 0,7 in 4th quarter 2005.

Restatement of 2004 figures due to change in consolidation method for 29 entities in Maritime Service segment (Barwil) - separate explanatory sheet presented.

Wilh. Wilhelmsen



Pressroom | Business areas | The fleet | Investor relations | About Wilh. Wilhelmsen

## Articles of Association 11.6.03

**Wilh. Wilhelmsen ASA, last updated 9 May 2005.**

§ 1

The name of the company is Wilh. Wilhelmsen ASA. The company is a public limited company.

§ 2

The company has its registered office in Bærum, Norway. General meetings may also be held in the municipalities of Oslo, Tønsberg or Nøtterøy.

§ 3

The objective of the company is to engage in shipping, maritime services, aviation, industry, commerce, finance business, brokerage, agencies and forwarding, to own or manage real estate, and to run business related thereto or associated therewith. This may take place in a direct manner, or in an indirect manner by way of guarantee, share subscription, or in other ways.

§ 4

The share capital of the company amounts to NOK 992.750.000.- divided into 36,856,468 Class A shares and 12,781,032 Class B shares, making a total of 49,637,500 shares of NOK 20,-. Class B shares do not carry voting rights at general meetings. Apart from this, each share carries the same rights in the company.

§ 5

The company's Board of Directors is made up of 5 – 7 members and up to 3 deputy members. It chooses its own chairman.

The Chairman of the Board signs on behalf of the company alone, or two Board members sign jointly.

§ 6

The following matters are to be dealt with and decided on at the Annual General Meeting:

1. Adoption of the annual report and accounts, including the consolidated accounts and the distribution of dividend.

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2. Adoption of the Auditor's remuneration.

3. Determination of the remuneration for Board members and Deputy board members.

4. Election of members and deputy members to the Board, and election of the auditors (if they are up for election).

5. Any other matters that belong under the Annual General Meeting by law or according to the Articles of Association.

General Meetings are presided over by the Chairman of the Board.

The notice of a general meeting may state that those shareholders wishing to participate in the general meeting have to report to the company by a certain deadline which shall not be less than 2 working days prior to the general meeting.

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**Wilh. Wilhelmsen**



| | | |
|---|---|---|
| **Corporate communication department** | | |
| Press contact: | Telephone: | +47 67 58 41 60 |
| **Cecilie Stray** | Mobile: | +47 977 00 802 |
| **Head of corp. communications** | Telefax: | +47 67 58 44 96 |
| Strandveien 20 | Private: | +47 67 14 83 43 |
| NO-1324 Lysaker | E-mail: | cecilie.stray@ww-group.com |
| Norway | Internet: | www.ww-group.com |

## Report for the first quarter of 2006

Wilh. Wilhelmsen ASA (WW) achieved a solid result for the first quarter of 2006.

Net operating profit for the group came to USD 74 million compared with USD 53 million in the same period of last year. (Figures for the same period of last year are hereafter shown in brackets.)

Total operating income came to USD 622 million (USD 480 million). Profit before taxes was USD 76 million (USD 73 million). Net profit amounted to USD 75 million (USD 69 million).

| Mgm. rapport (USD mill) | Q1 2006 | Q1 2005 |
|---|---|---|
| Operating income | 622 | 480 |
| Net operating profit | 74 | 53 |
| Profit before taxes | 76 | 73 |

The positive operating result reflects continued good progress in the transport of cars, high and heavy (H&H) and non-containerised cargo (NCC) in the most important trades. The strategy of achieving greater interaction between WW group companies in the shipping, logistics and maritime services segments is also having an effect.

An accounting gain of about USD 7 million following the commencement of operations by Express Offshore Transport (EOT) had a positive effect on net operating profit.

Korea has now established a satisfactory tax system for shipping companies. This provides WW with a clarification of which activities will fall in the future under the Korean tonnage tax regime to which EUKOR Car Carriers belongs. Following a clarification between EUKOR and the Korean authorities, WW can reverse a sum in the order of USD 10 million (WW's share) in earlier deferred tax recognised as expenses related to financial instruments. This clarification has helped to give EUKOR predictable and stable frame conditions.

The results given above are taken from the management report, which reflects the WW group's underlying operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former utilises a different method for consolidating the group's most important joint ventures. The presentation in the management report reflects proportionately the WW group's partnership-based ownership structure. It provides more detailed information on total financial results achieved by the group through its various joint ventures.

This interim report has been prepared in accordance with IAS 34 (International Accounting Standard), and with the accounting principles specified in the annual report for 2005.

**Shipping**
Net operating profit for the shipping segment came to USD 59.9 million (USD 54.7 million) in the first quarter. Total operating income was USD 344.2 million (USD 319.4 million), while profit before taxes amounted to USD 47.3 million (USD 77.2 million).

These positive results primarily reflect the fact that the market is strong and cargo availability good in the most important trades.

Wallenius Wilhelmsen Lines changed its name on 1 January 2006 to **Wallenius Wilhelmsen Logistics** (WWL – owned 50% by WW). This move reflects the company's commitment to logistics services throughout the customer's value chain from factory to dealer. WWL has concluded a number of such contracts in the market for carrying cars and other rolling cargo, which document the need for integrated door-to-door solutions.

Fleet utilisation in WWL is very high. The good financial result reflects a combination of strong volumes from Asia to the USA and Europe and good utilisation of tonnage on trades to Oceania. The volume of H&H and NCC consignments is still good. WWL is well positioned to carry this type of cargo. At the same time, bunkers prices and charter rates remain high. Since WWL is partly dependent on chartering additional tonnage, this means that increased income during the year is offset to a considerable extent by higher expenses.

As a result of increased intra-regional transport in Asia, WWL initiated a new service in January between Thailand, Singapore and Indonesia. The company expects cargoes to increase in this region during the time to come. Markets in Thailand and Indonesia are expanding sharply, and the volume of Thai exports is growing. The new service ties these markets together and incorporates them in WW's global network, where Singapore serves as a regionally-important hub.

**EUKOR Car Carriers** (owned 40% by WW) continued to deliver good results. Hyundai and Kia, its most important customers, experienced strong growth in exported volumes during 2005. This expansion continued in the first quarter of 2006.

Hyundai opened a car factory in Alabama in May 2005. Some reduction in exports to the USA was more than offset by an increase in shipments from Hyundai and Kia in Korea to other regions, as well as growing transport of rolling cargo from other manufacturers. Kia has announced plans to build a US car plant in Georgia, which will be completed in 2009.

**American Roll-on Roll-off Carrier** (ARC – owned 50% by WW) also achieved positive results in the first quarter, with good cargo availability and earnings on its two most important trades to Europe and the Middle East respectively.

WW, including the group's partners, has an extensive newbuilding programme, with 42 new car carriers scheduled for delivery in 2006-09. WW accounts for 10 of these vessels. A pure car truck carrier (PCTC) delivered to WW in April by Hyundai Heavy Industries in Korea has been introduced to EUKOR's route network.

**Logistics**
WW's logistics segment achieved a net operating profit of USD 2.6 million for the first quarter (USD 3.9 million). Total operating income was USD 123.6 million (USD 122.3 million). Profit before taxes came to USD 1.5 million (USD 2.3 million).

Both total operating income and profit for WW's overall logistics activities in the first quarter were roughly on a par with the same period of 2005. Expanding through organic growth and acquisitions,

the global logistics network provides increasingly important support for WW's shipping activities directed at the most important car and ro-ro customers.

WW's logistics business falls under three main headings:

1. WWL's logistics activities, embracing terminals, door-to-door solutions, transport and readying of vehicles/technical service in Europe, North America and Asia.
2. Glovis, which manages inward and outward logistics globally for Hyundai and Kia.
3. American Auto Logistics/American Logistics Network (AAL/ALN), which provide logistics for customers in US government service in North America, Europe and Asia.

Logistics activities in WWL are making satisfactory progress, with terminals and readying of vehicles in particular yielding good results. The exception is **Compagnie d'Affrètement et de Transport SA** (CAT – owned 40% by WWL), which delivered unacceptable results. These worsened further from the weak performance reported earlier, primarily because of substantially reduced transport volumes for Renault. CAT has been unable to compensate for this contraction by cutting costs. The company's operating margin has declined from the first quarter of 2005 to an unsatisfactory level. A number of measures to improve CAT's profitability were initiated in 2005. The risk of further write-downs remains.

**Glovis** continued to deliver good results. This company is in a very expansive phase, driven by substantial growth for Hyundai and Kia outside Korea. Glovis now has five foreign subsidiaries, including two in the USA, two in China and one in Slovakia. Corresponding creations in Germany, the UK and Australia are under consideration. The company is planning a packing plant at Asan in Korea to serve Hyundai and Kia car plants abroad with components for vehicle production.

Korea's supreme public prosecutor is investigating allegations that irregular financial dispositions have been made through Glovis for use by the Hyundai group in securing advantages from the Korean authorities. Lee Ju-eun, chief executive of Glovis, and Chung Mong-koo, chair of Hyundai Motor Group, have been placed under arrest in this connection. Together with his son, Chung Eui-Sung, Chung Mong-koo has so far owned 60% of the Glovis shares. However, he recently announced that his family wishes to donate its shares in the company to the Korean government. His decision to give away his Glovis holding does not change either WW's investment strategy in the company or the contracts held by WW with Hyundai through EUKOR and Glovis.

WW has taken note of the inquiry, and regrets that this is happening in a company of which it is a shareholder. However, the board would emphasise that WW has not registered any internal irregularities in Glovis since it acquired its shareholding.

As expected, the US logistics companies **AAL** and **ALN** (owned 50% by WW) continued to make good progress and again delivered good results in the first quarter.

**Maritime services**

Wilhelmsen Maritime Services (WMS) made a net operating profit of USD 8.6 million for the first quarter (USD 1.4 million). Total operating income was USD 141.4 million (USD 35.5 million). Profit before taxes came to USD 9.9 million (USD 1.6 million).

Underlying operations in Wilhelmsen Maritime Services (WMS) are good, and the results accord with expectations.

The extensive restructuring of the company currently under way as a result of the acquisition of Unitor in the summer of 2005 is going as planned, with good progress being made. This integration programme will realise substantial synergies. Higher sales of products and services are expected, along with better utilisation of the global organisation and integration of information technology

systems. Synergy gains will total more than USD 30 million in reduced costs, with about half of this amount being phased in during 2006 and the full effect felt in 2007.

Maintaining the trend established in 2005, the market for the Barwil Unitor Ships Service business area is characterised by a high level of activity. A 20% increase in volume and sales was achieved in certain product areas and regions compared with the first quarter of 2005. This has contributed to a profit improvement from the first quarter of last year.

The Ship Management business area made good progress, with the number of management contracts up by 5% from the fourth quarter of 2005. This market is subject to strong competition and pressure on margins. The increase in volume contributed to a satisfactory result, however, although somewhat lower than in the same period of 2005.

Focused on the shipbuilding industry, the Ships Equipment business area comprises TI Marine Contracting and Unitor Marine Safety. Total operating income for this segment expanded sharply compared with the first quarter of 2005. At the same time, margins are under pressure and profit was on a par with the same period of last year.

During the first quarter, WMS sold TeamTec AS to a consortium comprising employees of TeamTec AS, the TeamTec Holding AS company owned by president Erling Holm and the Four Seasons Venture group. The final contract was signed on 30 January. This disposal had no effect on results.

**Other activities**

Wilhelmsen Offshore & Chartering embraces Sea Launch Logistics, through which WW transports rockets and fuel from Ukraine to California, and Express Offshore Transport (EOT – owned 50% by WW). The latter was established in 2005 as a joint venture with SvitzerWijsmuller, part of the A P Møller group. EOT became operational in February 2006. The commencement of operations by this company had a positive effect in the first quarter through an accounting gain of roughly USD 7 million.

The Dockwise heavy transport company (owned 21% by WW) continued to do extremely well as a result of the strong offshore market. It contributed a profit before taxes of USD 2.8 million (USD 1 million) in the first quarter.

**Financial items**

Net financial income totalled USD 1 million for the first quarter (USD 20 million). Financial instruments contributed NOK 27 million (USD 25 million).

The unrealised loss relating to bunkers hedging contracts was about USD 8 million in the first quarter compared with a gain in the order of USD 27 million for the same period of last year. WW is well hedged against high bunkers prices to the end of the year. No hedging transactions for bunkers in 2007 had been concluded up to 31 March.

Good results from shares, interest rates and currency trading made a positive contribution to financial income. Higher US interest rates and increased debt added to financial expenses, but the effect was dampened because part of the debt is covered by interest rate hedges at favourable levels. A weaker USD created a currency loss, which was offset by gains on associated hedging instruments.

## Dividend

WW's intention is to pay dividend twice a year. In line with group dividend policy, the board has proposed the payment of NOK 5 per share for the first half of 2006. This will be considered by the annual general meeting on 4 May 2006.

## Prospects

WW expects that its net operating profit for 2006, with ordinary financial items, will show an improvement on the year before.

The value of bunkers hedging totalled USD 50 million at 31 December 2005. This was reduced to USD 44 million at 31 March 2006. These hedges expire at the end of the year, with a correspondingly negative effect on the accounts. Alternative strategies for future hedging of bunkers are being actively sought.

Lysaker, 2 May 2006
The board of directors of Wilh. Wilhelmsen ASA

**The Wilh. Wilhelmsen ASA group** is a leading international provider of maritime services. With 385 offices in 71 countries, it employs some 12 600 people and has roughly 21 000 employees all told when partly-owned companies are included. For more information, see www.ww-group

# FINANCIAL STATEMENTS
# WILH. WILHELMSEN GROUP
# 1st Quarter 2006

## Management reporting

**> Management Profit & loss report**

**> Management Profit & loss report per business area**

**> Notes**

## Official financial statements

> Profit & loss statement

> Balance sheet

> Cash flow statement & Statement of changes in equity

> Profit & loss statement per business area

> Notes

## Pro forma figures including UNITOR for prior period comparison

> Profit & loss statement - Pro forma

> Balance sheet - Pro forma

> Profit & loss statement per business area  - Pro forma

# Management report
# FINANCIAL STATEMENTS
# WILH. WILHELMSEN GROUP
# 1st Quarter 2006

## Management reporting

In Wilh. Wilhelmsen group's official financial interim reports the equity method is applied for consolidation of joint ventures. This method provides a fair presentation of the group's financial position. During the day to day operations, management are using the proportionate method for their financial decision making. The report based on the proportionate method for all material jointly controlled interests in the Shipping and Logistics segments, is presented in the Management Profit & loss statements.
See the 2005 annual report for further information (www.ww-group.com).

## Comments to the profit & loss statements

*Net operating profit:* In the Management profit & loss report the cash settled portion of bunker hedge swaps is included in primary operating profit by reduction of voyage related expenses.

*Financial instruments*: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, as well as valuations and cash settelements of interest and currency swaps.

# Wilh. Wilhelmsen group

## Management Profit & loss report [1]

(Unaudited figures)

USD mill

| 01.01-31.03 2006 | 01.01-31.03 2005 | | 01.01-31.03 2006 | 01.01-31.03 2005 | 2005 |
|---|---|---|---|---|---|
| | | **Operating income** | | | |
| 350 | 323 | Freight revenue | 350 | 323 | 1 327 |
| 258 | 153 | Other operating revenue | 258 | 153 | 839 |
| 5 | 3 | Share of profits from associates and joint ventures | 5 | 3 | 31 |
| 8 | 0 | Gain on sale of assets | 8 | 0 | 10 |
| **622** | **480** | **Total operating income** | **622** | **480** | **2 207** |
| | | **Operating expenses** | | | |
| (167) | (147) | Voyage expenses | (167) | (147) | (617) |
| (20) | (12) | Vessel expenses | (20) | (12) | (56) |
| (37) | (35) | Charter expenses | (37) | (35) | (157) |
| (57) | | Material cost | (57) | | (104) |
| (85) | (62) | Wages and remunerations | (85) | (62) | (305) |
| (145) | (133) | Other expenses | (145) | (133) | (571) |
| (36) | (37) | Depreciation and amortisation | (36) | (37) | (151) |
| | | Impairment charges | | | (14) |
| **(547)** | **(427)** | **Total operating expenses** | **(547)** | **(427)** | **(1 974)** |
| **74** | **53** | **Net operating profit** | **74** | **53** | **232** |
| **1** | **20** | **Net financials** | **1** | **20** | **(23)** |
| **76** | **73** | **Profit / (loss) before tax** | **76** | **73** | **209** |
| 1 | (4) | Tax | 1 | (4) | (18) |
| **76** | **69** | **Profit / (loss) for the period** | **76** | **69** | **191** |
| **(1)** | **(0)** | **Of which minority interests** | **(1)** | **(0)** | **(3)** |
| 1,56 | 1,43 | Earnings per share (USD) | 1,56 | 1,43 | 3,91 |
| 1,56 | 1,43 | Diluted earnings per share (USD) | 1,56 | 1,43 | 3,91 |

[1] Proportionate method used for Joint Ventures in Shipping and Logistics segments

# Wilh. Wilhelmsen group

## Management Profit & loss report per business area*

(Unaudited)

| USD mill | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 621,8 | 480,1 | 2 206,7 | 344,2 | 319,4 | 1 329,8 | 123,6 | 122,3 | 531,0 | 141,4 | 35,5 | 339,2 | 12,6 | 3,0 | 6,7 |
| **Primary operating profit**** | **110,1** | **89,9** | **396,8** | **87,8** | **84,7** | **357,5** | **5,7** | **7,3** | **43,4** | **12,4** | **3,3** | **1,7** | **4,2** | **(5,4)** | **(5,8)** |
| Depreciation, amortisation & impairment | (35,8) | (36,6) | (164,6) | (27,9) | (30,1) | (120,0) | (3,1) | (3,4) | (28,9) | (3,8) | (1,9) | (11,3) | (1,0) | (1,3) | (4,4) |
| **Net operating profit** | **74,3** | **53,2** | **232,2** | **59,9** | **54,7** | **237,5** | **2,6** | **3,9** | **14,5** | **8,6** | **1,4** | **(9,6)** | **3,2** | **(6,7)** | **(10,3)** |
| *Net financials* | 1,2 | 19,9 | (23,1) | (12,6) | 22,6 | (19,6) | (1,0) | (1,6) | (4,7) | 1,3 | 0,2 | (0,2) | 13,6 | (1,2) | 1,5 |
| **Profit / (loss) before tax** | **75,5** | **73,1** | **209,1** | **47,3** | **77,2** | **217,9** | **1,5** | **2,3** | **9,8** | **9,9** | **1,6** | **(9,8)** | **16,8** | **(8,0)** | **(8,8)** |
| Tax | 0,5 | (4,1) | (18,3) | 5,2 | (1,7) | (12,9) | (0,7) | (1,7) | (6,8) | (2,7) | (0,6) | 4,2 | (1,3) | (0,1) | (2,7) |
| **Profit / (loss) for the period** | **76,0** | **69,1** | **190,8** | **52,5** | **75,6** | **205,0** | **0,8** | **0,6** | **3,0** | **7,2** | **1,0** | **(5,7)** | **15,5** | **(8,1)** | **(11,5)** |
| Minorities | (0,8) | (0,5) | (2,9) | | | | | | | (0,8) | (0,5) | (2,9) | - | - | - |
| **Profit/(loss) for the period** | **75,3** | **68,6** | **187,9** | **52,5** | **75,6** | **205,0** | **0,8** | **0,6** | **3,0** | **6,4** | **0,5** | **(8,6)** | **15,5** | **(8,1)** | **(11,5)** |

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).

2) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.** Sales gain related to crew vessels are included with *MUSD 0,7 in Q4 2005.*

3) **Sales gains related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller in Singapore of MUSD 7.0 in Q1 2006.**

*** Proportionate method used for Joint Ventures**

***** Cash setteled portion of bunker hedge swaps is included in primary operating profit***

# Wilh. Wilhelmsen group

## Notes - Management report

(Unaudited figures)

## Net financials

USD mill

| 01.01-31.03 2006 | 01.01-31.03 2005 | | 01.01-31.03 2006 | 01.01-31.03 2005 | 2005 |
|---|---|---|---|---|---|
| | | **Financials** | | | |
| 7,5 | 3,2 | Investment management | 7,5 | 3,2 | 22,3 |
| 4,2 | 2,1 | Interest income | 4,2 | 2,1 | 13,0 |
| (21,0) | (14,5) | Interest expenses | (21,0) | (14,5) | (69,8) |
| 0,2 | 0,1 | Other financial items | 0,2 | 0,1 | (0,9) |
| (16,8) | 4,2 | Net currency gain/(loss) | (16,8) | 4,2 | 27,8 |
| | | **Financial instruments** | | | |
| (7,5) | 27,7 | Valuation of bunker hedges | (7,5) | 27,7 | 26,4 |
| 10,3 | 7,0 | Interest rate instruments | 10,3 | 7,0 | 11,0 |
| 4,5 | (1,5) | Currency instruments | 4,5 | (1,5) | (10,9) |
| 19,9 | (8,5) | Cross currency instruments | 19,9 | (8,5) | (42,0) |
| **1,2** | **19,9** | **Net financials** | **1,2** | **19,9** | **(23,1)** |

# OFFICIAL
## FINANCIAL STATEMENTS
## WILH. WILHELMSEN GROUP
## 1st Quarter 2006

**Comments to the profit & loss statements**
*Net operating profit:* In the official financial statements the cash settled portion of bunker hedge swaps[1] is classified as financial instruments.

*Financial instruments:* Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, as well as valuations and cash settelements of interest and currency swaps.

[1] Bunker hedges are currently present in JVs only, and as such consolidated accordingly. Applying the Equity method, they are included in Share of profit from associates and joint ventures.

# Wilh. Wilhelmsen group

## Profit & loss statement

(Unaudited figures)

USD mill

| 01.01-31.03 2006 | 01.01-31.03 2005 | | 01.01-31.03 2006 | 01.01-31.03 2005 | 2005 |
|---|---|---|---|---|---|
| | | **Operating income** | | | |
| 56 | 55 | Freight revenue | 56 | 55 | 239 |
| 139 | 37 | Other operating revenue | 139 | 37 | 338 |
| 37 | 50 | Share of profits from associates and joint ventures | 37 | 50 | 104 |
| 1 | 0 | Gain on sale of assets | 1 | 0 | 10 |
| **232** | **142** | **Total operating income** | **232** | **142** | **690** |
| | | **Operating expenses** | | | |
| (0) | (0) | Voyage expenses | (0) | (0) | (3) |
| (8) | (8) | Vessel expenses | (8) | (8) | (35) |
| (0) | (1) | Charter expenses | (0) | (1) | (5) |
| (57) | | Material cost | (57) | | (104) |
| (56) | (34) | Wages and remunerations | (56) | (34) | (188) |
| (29) | (17) | Other expenses | (29) | (17) | (95) |
| (12) | (13) | Depreciation and amortisation | (12) | (13) | (56) |
| **(162)** | **(73)** | **Total operating expenses** | **(162)** | **(73)** | **(485)** |
| **70** | **69** | **Net operating profit** | **70** | **69** | **206** |
| **14** | **1** | **Net financials** | **14** | **1** | **(5)** |
| **84** | **70** | **Profit / (loss) before tax** | **84** | **70** | **201** |
| (8) | (1) | Tax | (8) | (1) | (10) |
| **76** | **69** | **Profit / (loss) for the period** | **76** | **69** | **191** |
| (1) | (0) | **Of which minority interests** | (1) | (0) | (3) |
| 1,56 | 1,43 | Earnings per share (USD) | 1,56 | 1,43 | 3,91 |
| 1,56 | 1,43 | Diluted earnings per share (USD) | 1,56 | 1,43 | 3,91 |

# Wilh. Wilhelmsen group

## Balance sheet

(Unaudited)

USD mill

| | 31.03.2006 | 31.03.2005 | 31.12.2005 |
|---|---|---|---|
| **Fixed assets** | | | |
| Deferred tax asset | 49 | 23 | 56 |
| Goodwill and intangible assets | 156 | 25 | 155 |
| Vessels, property, fixtures | 868 | 728 | 842 |
| Pension assets | 4 | 4 | 5 |
| Investments in associates | 568 | 461 | 512 |
| Other long-term assets | 69 | 69 | 73 |
| **Total fixed assets** | **1 714** | **1 311** | **1 644** |
| **Current assets** | | | |
| Other current assets | 188 | 109 | 197 |
| Inventory | 72 | - | 73 |
| Short-term financial investments | 164 | 152 | 164 |
| Cash and bank deposits | 156 | 172 | 185 |
| **Total current assets** | **580** | **434** | **619** |
| **Total assets** | **2 293** | **1 745** | **2 263** |
| **Equity** | | | |
| Paid-in capital *) | 125 | 125 | 125 |
| Retained earnings | 807 | 669 | 702 |
| Minority interests | 6 | 4 | 6 |
| **Total equity** | **938** | **798** | **834** |
| **Provisions for liabilities** | | | |
| Pension liabilities | 69 | 70 | 71 |
| Deferred tax | 38 | 15 | 43 |
| **Total provision for liabilities** | **106** | **85** | **113** |
| **Long-term liabilities** | | | |
| Long-term interest-bearing debt | 874 | 571 | 758 |
| Other long-term liabilities | 50 | 15 | 50 |
| **Total long-term liabilities** | **924** | **586** | **808** |
| **Current liabilities** | | | |
| Tax payable | 3 | 1 | 3 |
| Public duties payable | 18 | 15 | 14 |
| Other current liabilities | 304 | 260 | 491 |
| **Total current liabilities** | **325** | **276** | **508** |
| **Total equity and liabilities** | **2 293** | **1 745** | **2 263** |

*) At 31.03.2006 the group owns 1 500 176 own shares at a nominal value of approximately USD 5 million.

## Wilh. Wilhelmsen group
## Cash flow statement
(Unaudited)

| USD mill | 01.01-31.03 2006 | 01.01-31.03 2005 |
|---|---|---|
| Cash flow from operating activities | (19) | 44 |
| Cash flow from investing activities | (36) | (46) |
| Cash flow from financing activities | 26 | 32 |
| **Net change in cash and cash equivalents** | **(29)** | **30** |
| Cash and cash equivalents at 01.01 | 185 | 131 |
| **Cash and cash equivalents at 31.03** | **156** | **161** |

## Wilh. Wilhelmsen group
## Statement of changes in equity
(Unaudited)

| USD mill | 01.01-31.03 2006 | 01.01-31.03 2005 |
|---|---|---|
| **Equity at 01.01** | **834** | **736** |
| Net profit/(loss) for the period | 76 | 69 |
| Implementation IAS 39 - Financial instruments | | 1 |
| Financial instruments, hedge accounting | 2 | 3 |
| Options | 2 | 2 |
| Currency translation adjustments/other | 24 | (13) |
| **Equity at 31.03** | **938** | **798** |

# Wilh. Wilhelmsen group

## Profit & loss statement per business area

(Unaudited)

| USD mill | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 232,3 | 142,0 | 690,4 | 79,8 | 98,2 | 322,1 | 0,8 | 0,6 | 3,0 | 141,4 | 35,5 | 339,2 | 10,3 | 7,7 | 26,1 |
| **Primary operating profit** | **82,5** | **81,9** | **261,2** | **65,3** | **83,4** | **262,1** | **0,8** | **0,6** | **3,0** | **12,4** | **3,3** | **1,7** | **3,9** | **(5,4)** | **(5,6)** |
| Depreciation, amortisation & impairment | (12,3) | (13,2) | (55,6) | (7,7) | (10,0) | (39,7) | | | | (3,8) | (1,9) | (11,3) | (0,7) | (1,3) | (4,6) |
| **Net operating profit** | **70,2** | **68,6** | **205,6** | **57,5** | **73,4** | **222,4** | **0,8** | **0,6** | **3,0** | **8,6** | **1,4** | **(9,6)** | **3,2** | **(6,7)** | **(10,3)** |
| Net financials | 13,9 | 1,2 | (4,8) | (0,9) | 2,2 | (6,1) | | | | 1,3 | 0,2 | (0,2) | 13,5 | (1,2) | 1,5 |
| **Profit / (loss) before tax** | **84,1** | **69,8** | **200,8** | **56,6** | **75,6** | **216,4** | **0,8** | **0,6** | **3,0** | **9,9** | **1,6** | **(9,8)** | **16,7** | **(8,0)** | **(8,8)** |
| Tax | (8,0) | (0,8) | (9,9) | (4,1) | | (11,3) | | | | (2,7) | (0,6) | 4,2 | (1,2) | (0,1) | (2,7) |
| **Profit / (loss) for the period** | **76,0** | **69,1** | **190,8** | **52,5** | **75,6** | **205,0** | **0,8** | **0,6** | **3,0** | **7,2** | **1,0** | **(5,7)** | **15,5** | **(8,1)** | **(11,5)** |
| Minorities | (0,8) | (0,5) | (2,9) | | | | | | | (0,8) | (0,5) | (2,9) | | | |
| **Profit/(loss) for the period** | **75,3** | **68,6** | **187,9** | **52,5** | **75,6** | **205,0** | **0,8** | **0,6** | **3,0** | **6,4** | **0,5** | **(8,6)** | **15,5** | **(8,1)** | **(11,5)** |

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).

2) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.** Sales gain related to crew vessels are included with MUSD 0,7 in Q4 2005.

3) **Sales gains related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller in Singapore of MUSD 7.0 in Q1 2006.**

# Wilh. Wilhelmsen group

## Notes

(Unaudited figures)

## Net financials

| USD mill | | | | | |
|---|---|---|---|---|---|
| 01.01-31.03 2006 | 01.01-31.03 2005 | | 01.01-31.03 2006 | 01.01-31.03 2005 | 2005 |
| | | **Financials** | | | |
| 7,5 | 3,2 | Investment management | 7,5 | 3,2 | 22,3 |
| 3,9 | 2,4 | Interest income | 3,9 | 2,4 | 12,7 |
| (11,5) | (6,1) | Interest expenses | (11,5) | (6,1) | (33,9) |
| 0,7 | 0,0 | Other financial items | 0,7 | 0,0 | (0,4) |
| (9,5) | 7,8 | Net currency gain/(loss) | (9,5) | 7,8 | 35,8 |
| | | **Financial instruments** | | | |
| 0,0 | 0,0 | Valuation of bunker hedges | 0,0 | 0,0 | 0,0 |
| 8,5 | 5,1 | Interest rate instruments | 8,5 | 5,1 | 5,9 |
| 2,7 | (0,3) | Currency instruments | 2,7 | (0,3) | (7,1) |
| 11,5 | (10,9) | Cross currency instruments | 11,5 | (10,9) | (40,1) |
| **13,9** | **1,2** | **Net financials** | **13,9** | **1,2** | **(4,8)** |

# PRO FORMA
# FINANCIAL STATEMENTS
# WILH. WILHELMSEN GROUP
# 1st Quarter 2006

**Comparable financial figures and pro forma information regarding the Unitor acquisition.**

Unitor ASA is consolidated from the period the Wilh.Wilhelmsen group achieved a majority position. The Accounting Act (§ 7-4) and IFRS requires the preparation of pro forma comparable financial figures for prior periods.

In preparing the pro forma comparable figures the following assumptions have been applied:

- 100 % of Unitor's profit & loss and balance sheet is consolidated.
- Unitor's profit & loss and balance sheet is converted from NOK to USD using average exchange rate and balance sheet date respectively.
- Allocation of the acquisition amount and corresponding pro forma financing is converted at the exchange rate at the time of acquisition.
- Pro forma financing for the prior period figures is comprised of 58 % interest bearing debt and 42 % drawn on liquid resources.

# Wilh. Wilhelmsen group

## Profit & loss statement

## Pro forma figures - including UNITOR

(Unaudited figures)

USD mill

| 01.01-31.03 2006 | 01.01-31.03 2005 | | 01.01-31.03 2006 | 01.01-31.03 2005 | 2005 |
|---|---|---|---|---|---|
| | | **Operating income** | | | |
| 56 | 55 | Freight revenue | 56 | 55 | 239 |
| 139 | 132 | Other operating revenue | 139 | 132 | 553 |
| 37 | 50 | Share of profits from associates and joint ventures | 37 | 50 | 104 |
| 1 | 0 | Gain on sale of assets | 1 | 0 | 10 |
| **232** | **236** | **Total operating income** | **232** | **236** | **905** |
| | | **Operating expenses** | | | |
| (0) | (0) | Voyage expenses | (0) | (0) | (3) |
| (8) | (8) | Vessel expenses | (8) | (8) | (35) |
| (0) | (1) | Charter expenses | (0) | (1) | (5) |
| (57) | (53) | Material cost | (57) | (53) | (225) |
| (56) | (55) | Wages and remunerations | (56) | (55) | (233) |
| (29) | (31) | Other expenses | (29) | (31) | (126) |
| (12) | (16) | Depreciation and amortisation | (12) | (16) | (61) |
| **(162)** | **(164)** | **Total operating expenses** | **(162)** | **(164)** | **(687)** |
| **70** | **73** | **Net operating profit** | **70** | **73** | **219** |
| **14** | **0** | **Net financials** | **14** | **0** | **(8)** |
| **84** | **73** | **Profit / (loss) before tax** | **84** | **73** | **210** |
| (8) | (2) | Tax | (8) | (2) | (13) |
| **76** | **71** | **Profit / (loss) for the period** | **76** | **71** | **197** |
| (1) | (0) | **Of which minority interests** | (1) | (0) | (3) |
| 1,56 | 1,47 | Earnings per share (USD) | 1,56 | 1,47 | 4,05 |
| 1,56 | 1,47 | Diluted earnings per share (USD) | 1,56 | 1,47 | 4,05 |

# Wilh. Wilhelmsen group

## Balance sheet

## Pro forma figures including UNITOR

(Unaudited)

USD mill

| | 31.03.2006 | 31.03.2005 | 31.12.2005 |
|---|---|---|---|
| **Fixed assets** | | | |
| Deferred tax asset | 49 | 23 | 56 |
| Goodwill and intangible assets | 156 | 170 | 155 |
| Vessels, property, fixtures | 868 | 825 | 842 |
| Pension assets | 4 | 4 | 5 |
| Investments in associates | 568 | 461 | 512 |
| Other long-term assets | 69 | 74 | 73 |
| **Total fixed assets** | **1 714** | **1 557** | **1 644** |
| **Current assets** | | | |
| Other current assets | 188 | 192 | 197 |
| Inventory | 72 | 69 | 73 |
| Short-term financial investments | 164 | 161 | 164 |
| Cash and bank deposits | 156 | 100 | 185 |
| **Total current assets** | **580** | **522** | **619** |
| **Total assets** | **2 293** | **2 079** | **2 263** |
| **Equity** | | | |
| Paid-in capital | 125 | 125 | 125 |
| Retained earnings | 807 | 683 | 702 |
| Minority interests | 6 | 6 | 6 |
| **Total equity** | **938** | **814** | **834** |
| **Provisions for liabilities** | | | |
| Pension liabilities | 69 | 70 | 71 |
| Deferred tax | 38 | 18 | 43 |
| **Total provision for liabilities** | **106** | **88** | **113** |
| **Long-term liabilities** | | | |
| Long-term interest-bearing debt | 874 | 790 | 758 |
| Other long-term liabilities | 50 | 19 | 50 |
| **Total long-term liabilities** | **924** | **810** | **808** |
| **Current liabilities** | | | |
| Tax payable | 3 | 1 | 3 |
| Public duties payable | 18 | 15 | 14 |
| Other current liabilities | 304 | 352 | 491 |
| **Total current liabilities** | **325** | **368** | **508** |
| **Total equity and liabilities** | **2 293** | **2 079** | **2 263** |

# Wilh. Wilhelmsen group

## Profit & loss statement per business area

***Proforma figures including UNITOR***

(Unaudited)

| USD mill | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 | Q1 2006 | Q1 2005 | 2005 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 232,3 | 236,4 | 905,5 | 79,8 | 98,2 | 322,1 | 0,8 | 0,6 | 3,0 | 141,4 | 129,9 | 554,2 | 10,3 | 7,7 | 26,1 |
| **Primary operating profit** | **82,5** | **88,4** | **279,5** | **65,3** | **83,4** | **262,1** | **0,8** | **0,6** | **3,0** | **12,4** | **9,8** | **20,1** | **3,9** | **(5,4)** | **(5,6)** |
| Depreciation, amortisation & impairment | (12,3) | (15,8) | (60,9) | (7,7) | (10,0) | (39,7) | | | | (3,8) | (4,4) | (16,6) | (0,7) | (1,3) | (4,6) |
| **Net operating profit** | **70,2** | **72,6** | **218,6** | **57,5** | **73,4** | **222,4** | **0,8** | **0,6** | **3,0** | **8,6** | **5,4** | **3,4** | **3,2** | **(6,7)** | **(10,3)** |
| Net financials | 13,9 | 0,1 | (8,2) | (0,9) | 2,2 | (6,1) | | | | 1,3 | (0,9) | (3,6) | 13,5 | (1,2) | 1,5 |
| **Profit / (loss) before tax** | **84,1** | **72,7** | **210,4** | **56,6** | **75,6** | **216,4** | **0,8** | **0,6** | **3,0** | **9,9** | **4,5** | **(0,2)** | **16,7** | **(8,0)** | **(8,8)** |
| Tax | (8,0) | (1,7) | (13,1) | (4,1) | | (11,3) | | | | (2,7) | (1,6) | 1,0 | (1,2) | (0,1) | (2,7) |
| **Profit / (loss) for the period** | **76,0** | **71,0** | **197,3** | **52,5** | **75,6** | **205,0** | **0,8** | **0,6** | **3,0** | **7,2** | **2,9** | **0,9** | **15,5** | **(8,1)** | **(11,5)** |
| Minorities | (0,8) | (0,5) | (2,9) | | | | | | | (0,8) | (0,5) | (2,9) | | | |
| **Profit/(loss) for the period** | **75,3** | **70,5** | **194,4** | **52,5** | **75,6** | **205,0** | **0,8** | **0,6** | **3,0** | **6,4** | **2,4** | **(2,0)** | **15,5** | **(8,1)** | **(11,5)** |

1) Sales gains related to vessels of MUSD 8.2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).

2) **Sales gain from sale of office building of *MUSD 1.2 in Q1 2006.*** *Sales gain related to crew vessels are included with* MUSD 0,7 *in* Q4 2005.

3) **Sales gains related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller in Singapore of MUSD 7.0 in Q1 2006.**

Wilh. Wilhelmsen

**Corporate communication department**
Press contact:

| | | |
|---|---|---|
| **Cecilie Stray** | Telephone: | +47 67 58 41 60 |
| **Vice President** | Mobile: | +47 977 00 802 |
| Strandveien 20 | Telefax: | +47 67 58 44 96 |
| NO-1324 Lysaker | Private: | +47 67 14 83 43 |
| Norway | E-mail: | cecilie.stray@ww-group.com |
| | Internet: | www.ww-group.com |

## Report for the third quarter of 2005

WW ASA delivered the same solid profit for the third quarter of 2005 as it achieved in the corresponding period of last year, after adjusting for one-off items and the acquisition of Unitor. Net operating profit came to USD 39 million compared with USD 64 million in the same period of last year.

Total operating income came to USD 603 million for the third quarter as against USD 460 million in the same period of 2004. Figures for the same period of last year are hereafter shown in brackets.

| Mgmt report (USD mill) | Q3 2005 | Q3 2004 |
|---|---|---|
| Operating income | 603 | 460 |
| Net operating profit | 39 | 64 |
| Profit before taxes | 51 | 59 |

WW achieved a profit before taxes of USD 51 million for the third quarter (USD 59 million). Profit after tax was USD 45 million (USD 50 million).

Net operating profit for the WW group in the first nine months came to USD 165 million (USD 155 million).

Total operating income for the first nine months was USD 1 599 million (USD 1 344 million). Profit before and after taxes totalled USD 189 million (USD 140 million) and USD 173 million (USD 121 million) respectively.

| Mgmt report (USD mill) | 1.1-30.9.05 | 1.1-30.9.04 |
|---|---|---|
| Operating income | 1 599 | 1 344 |
| Net operating profit | 165 | 155 |
| Profit before taxes | 189 | 140 |

Unitor was consolidated in the WW ASA income statement with effect from 15 July 2005. This acquisition helps to strengthen the group's commitment to maritime services. As a result of the acquisition, a provision of USD 28 million was made in the third quarter for restructuring costs. At the same time, a revised estimate of synergy gains for the same segment comes to more than USD 30 million per year with the full effect from 2007.

Developments for the logistics segment were good, with the exception of French logistics company Compagnie d'Affrètement et de Transport (CAT). As a result of CAT's weak results, the board of WW ASA has resolved to write down the value of underlying assets in Global Automotive Logistics SAS (GAL), the owner of CAT, by USD 14 million.

The results given above are taken from the management report, which reflects the WW group's underlying operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former utilises a different method for consolidating the group's most important joint ventures. The presentation in the management report reflects proportionately the WW group's partnership-based ownership structure. It provides more detailed information on total financial results achieved by the group through its various joint ventures.

Transport of cars, high and heavy (H&H) cargo and non-containerised cargo (NCC) make a particular contribution to the positive result. The strategy of achieving greater interaction between WW group companies in the shipping, logistics and maritime services sectors is yielding effects.

**Shipping**
Net operating profit for shipping in the third quarter came to USD 68.2 million (USD 58 million). Total operating income came to USD 341.4 million (USD 285.8 million), while profit before taxes was USD 76.3 million (USD 54.2 million).

Corresponding figures for the first nine months were USD 183 million (USD 138.5 million), USD 990.2 million (USD 828 million) and USD 199.6 million (USD 124.7 million).

The market is strong and cargo availability good in the most important trades. Fleet utilisation is high in Wallenius Wilhelmsen Lines (WWL), owned 50% by WW, but bunkers prices and charter costs are also maintaining a high level. This means that marginal rises in income for WWL are currently balanced out to a great extent by marginal increases in costs.

EUKOR Car Carriers Inc (EUKOR), owned 40% by WW, continued to deliver strong results and has a historically high operating income. However, a strike in Korea during September had a negative impact on operating income and profits for the month. Although the strike was of limited duration, it disrupted the sailing pattern.

American Roll-on Roll-off Carrier (ARC), owned 50% by WW, increased its fleet from five to eight vessels during the quarter and expanded its service to the Middle East. One of the vessels was transferred from WW, while the other two came from Walleniusrederierna (OW), WW's Swedish partner. This fleet expansion is in line with the WW group's strategy of increasing its American business. WW recognised sales gains of USD 8 million in the third quarter from transferring two vessels to ARC. One of these ships was recently transferred, while the other has been trading in the US flag operation for several years.

A car carrier delivered to WW by Mitsubishi Heavy Industries in July is serving in WWL's global route network. This was the third pure car truck carrier (PCTC) in a series of six sister ships.

To provide the WWL and EUKOR joint ventures with new and modern tonnage, contracts have been placed for the construction of 25 vessels for delivery in 2006-08. Fourteen of these vessels are for delivery to EUKOR and 11 for WWL.

**Logistics**
The logistics segment achieved a net operating loss of USD 7.5 million for the third quarter (profit of USD 5.5 million). Total operating income was USD 136.8 million (USD 134 million). The loss before taxes came to USD 8.5 million (profit of USD 3 million).

For the first nine months, logistics had a net operating profit of USD 5.7 million (USD 16.4 million), a total operating income of USD 402.1 million (USD 396.2 million) and a profit before tax of USD 2.1 million (USD 8.1 million).

The company is pleased with developments in the logistics segment, with the exception of CAT.

Owned 40% by WW, the latter again delivered weak results in the third quarter. Reduced transport volumes for Renault and higher costs than expected continued to have the negative effect they had exercised earlier in the year. Further measures have been launched to improve results for CAT. Given the weak results so far this year, the board of WW ASA has chosen to write down the value of underlying assets in GAL by USD 14 million.

Other logistics activities in WWL are doing as well as or better than expected. That applies to such activities as wholly-owned Richard Lawson Auto Logistics GmbH, Distribution and Auto Service Inc (DAS), owned 50%, and terminals and vehicle processing centres.

The Korean logistics company Glovis Co Ltd, owned 25% by WW, continued to deliver results which exceeded expectations. The company has resolved to implement an initial public offering (= IPO) and listing on the Korean Stock Exchange towards the end of the fourth quarter. This is done in order to finance future growth, primarily as a result of strong expansion by its most important customers – Hyundai Motor Company (HMC) and Kia Motors Corporation (KIA). The intention is that the new shares will account for 20% of the share capital after the IPO. WW takes a positive view of this listing, since it will improve liquidity for the Glovis share and support future expansion. WW's equity holding will be diluted from 25 to 20% as a result of the issue.

Glovis now has five subsidiaries outside Korea, including two in the USA, two in China and one in Slovakia. Similar companies are planned for Germany, the UK and Australia. The company is planning a packing facility at Asan in Korea which will serve HMC and KIA car plants in other countries.

The two US logistics companies owned 50% by WW, American Auto Logistics (AAL) and American Logistic Network (ALN), again delivered good results in the third quarter.

**Maritime services**

The recently acquired Unitor group was consolidated for the first time in the maritime services segment, which was thereby strengthened. Provisions for restructuring costs meant that this segment reported a net operating loss of USD 18.5 million for the third quarter (profit of USD 4.9 million). Total operating income was USD 124.1 million (USD 34.1 million). The loss before taxes came to USD 16.8 million (profit of USD 4.5 million).

Corresponding figures for the first nine months were a loss of USD 14 million (profit of USD 13.1 million), USD 199.9 million (USD 99 million), and a loss of USD 11.7 million (profit of USD 13.4 million).

Underlying operations in Wilhelmsen Maritime Services (WMS) are good, but substantial restructuring costs are being incurred from the creation of the new maritime services superstore. A provision of USD 28 million for these costs has been made in the third-quarter accounts.

At the same time, a more detailed review following the acquisition of Unitor yielded a corrected estimate of related synergy gains in WMS. These have been adjusted from USD 15-20 million to more than USD 30 million per year, with the full effect being felt from 2007.

Adjusted for restructuring costs, net operating income for WMS was better than in the corresponding period of last year. This primarily reflects the fact that Unitor was consolidated in WMS for the first time and delivered good results. However, the Barwil ship agency company also made progress. Implemented during June, the Unitor acquisition accords with WW's strategy of continuing to develop WMS into the leading global player in the maritime services industry. Unitor complements the range of services offered by WMS and substantially expands its potential customer base.

The global WMS organisation now embraces some 382 offices in about 72 countries.

WMS and Unitor are being coordinated through an integration process due to continue until the spring of 2006. Management and the top-level structure were put in place during the third quarter. Plans are being drawn up for regional organisation and achieving synergies. Attention is also being paid to the way efficiency gains can be realised through increased product sales and better utilisation of the global organisation.

WW's share of Unitor's net operating profit for the third quarter from 15 July was USD 6.6 million.

The market for the ships service business area, which embraces Barwil and Unitor's ships service segment, is characterised by a very high level of activity. Certain product areas are growing by 20%, and results doubled from the corresponding period of 2004. Some 30 000 ship calls were handled during the first nine months, an increase of just over 10% compared with the same period of 2004.

Although the ship management business area secured more management contracts, it was affected by negative price trends. This yielded a result which for the moment is lower than in the corresponding period of last year.

Other business activities reported results at par with the same period of 2004.

**Other activities**
Wilhelmsen Offshore & Chartering embraces Sea Launch Logistics and the former Abeer Marine Services (AMS) company. The latter, which is wholly owned, has established a collaboration with Maersk-owned SvitzerWijsmuller (SW) through the creation of a jointly-owned company. Called Express Offshore Transport Pte Ltd (EOT), the new company is owned 50-50 by WW and SW.

With its head office in Singapore, EOT has 80 land based employees. Providing all relevant approvals are secured, not least from the European Union competition authorities, it will be operational from 1 November. After the merger, EOT will embrace 55 light supply vessels in the size range from 68 to 135 feet, including six under construction. These boats offer crew and equipment transport services to and from offshore installations for the oil industry in the Arabian Gulf and south-east Asia. EOT is headed by president Diedrik de Boer from SW, while WW's Arild B Iversen has been elected chairman.

The heavy transport company Dockwise, owned 21% by WW, continued to do well. It contributed a profit of USD 1.6 million (USD 1.5) million in the third quarter and USD 6.2 million (USD 5.1 million) for the first nine months.

**Financial items**
Net financials totalled USD 12 million for the third quarter as against a loss of USD 5 million in the same period of last year. The corresponding figures for the first nine months are net financials of USD 23 million and a loss of USD 15 million.

This improvement in financial items partly reflects the positive development of the Oslo Stock Exchange and good results from interest and currency trading. Borrowing to finance part of the Unitor acquisition and the delivery of two newbuildings in the first nine months boosted interest expenses somewhat. Higher US interest rates also helped to increase financial expenses, but the effect was partially off-set by interest hedging at favourable rates on part of the debt.

Overall, net financials for the quarter, excluding financial instruments, add up to a marginal net expense, significantly better than in the corresponding period of last year.

A higher gain related to the bunkers hedging contract in EUKOR because of rising bunkers prices yielded a positive result for financial instruments. The company is well hedged against high bunkers prices in 2006, but the level of hedging for 2007 is significantly lower at present.

**Organisation**
WW now has a global network which covers most maritime trade lines.

Following the acquisition of Unitor, WW has about 13 250 employees in its wholly-owned companies. This includes 8 500 seafarers. The network embraces just over 21 000 employees when joint ventures and affiliates are included. Agents are not included in these figures.

WW has 382 offices in 72 countries through wholly-owned subsidiaries. Several companies in the group have their own offices at a number of these locations. That provides opportunities for efficiency gains.

**Other**
In cooperation with the Torvald Klaveness group and the Norwegian Refugee Council, WW has rebuilt two tsunami-hit schools in Indonesia's Aceh province. This represents the first construction project given the green light by the Indonesian authorities after the huge destruction caused by the tidal waves in this region, and the first to be completed. The school was officially opened on 13

October by representatives from Torvald Klaveness, WW and the Refugee Council. Norway's embassy in Indonesia and local government authorities were also represented at the ceremony. These schools can accommodate 216 pupils and 18 teachers.

**Official interim reporting**
WW achieved a net operating profit of USD 44 million for the third quarter (USD 55 million), according to its official accounts.

Total operating income was USD 220 million (USD 124 million), while profit before taxes came to USD 48 million (USD 54 million).

The official accounts for the first nine months show a net operating income of USD 174 million (USD 125 million), total operating income of USD 495 million (USD 331 million) and a profit before taxes of USD 181 million (USD 130 million).

As mentioned in the interim reports for the first and second quarters, the International Financial Reporting Standards (IFRS) have a particular impact on WW in relation to accounting for financial instruments. Unrealised changes in the value of bunkers hedging contracts are now reflected continuously in the interim accounts for each period. Derivatives relating to currencies and interest rates have also been restated, but have a less significant accounting effect.

Further information and comparative figures on the transition to the IFRS are provided in WW's *IFRS Transition Report*. This document was published on the Oslo Stock Exchange on 6 April 2005, when the implementation effects were also presented at the group's Capital Market Day.

Different interpretations prevail in relation to guidelines from the IFRS and the International Accounting Standards Board (IASB). The group would accordingly emphasise that the IFRS opening balance sheet and all adjustments/changes made on the basis of the IFRS reflect the group's present understanding and interpretation of these standards. Possible significant changes in the group's interpretation of the IFRS will be duly communicated.

**Dividend**
The board has proposed a second dividend payment of NOK 4 per share. This proposal will be considered at an extraordinary general meeting on 18 November. If it is approved, WW ASA will have paid out a dividend of NOK 8 per share for 2005.

**Prospects**
WW expects that its results for 2005 will show a clear improvement from the prior year, providing no changes occur in the value of financial instruments. This is in line with the expectations expressed in the report for the first half of 2005.

Historically high earnings for the group in the shipping sector are paralleled by strong growth in the other parts of the business, such as logistics and maritime services. This will give WW ASA a broader and more robust business foundation, which will help to improve earnings by the company.

Lysaker, 26 October 2005

The board of directors of Wilh. Wilhelmsen ASA

**The Wilh. Wilhelmsen ASA** group is a leading international provider of maritime services. With 382 offices in 72 countries, it employs some 13 250 people and has roughly 21 000 employees all told when partly-owned companies are included. See www.ww-group.com.

# FINANCIAL STATEMENTS
# WILH. WILHELMSEN GROUP
# 3rd Quarter 2005

## Management reporting

**1. Management Profit & loss report**
**2. Management Profit & loss report per business area**

## Official financial statements

3. Profit & loss statement
4. Balance sheet
5. Cash flow statement & Statement of changes in equity
6. Profit & loss statement per business area
7. Restatement

## Pro forma figures including UNITOR for prior period comparison

8. Profit & loss statement - Pro forma
9. Balance sheet - Pro forma
10. Profit & loss statement per business area - Pro forma

# Management report
# FINANCIAL STATEMENTS
# WILH. WILHELMSEN GROUP
# 3rd Quarter 2005

## Management reporting

In Wilh. Wilhelmsen group's official financial interim reports the equity method is applied for consolidation of joint ventures. This method provides a fair presentation of the group's financial position. During the day to day operations, management are using the proportionate method for their financial decision making. The report based on the proportionate method for all material jointly controlled interests in the Shipping and Logistics segments, is presented in the Management Profit & loss statements.
See the IFRS transition report issued at the Capital Market Day 6 April 2005, for further information (www.ww-group.com).

### Comments to the profit & loss statements

*Primary operating profit:* In the Management profit & loss report the cash settled portion of bunker hedge swaps is included in primary operating profit by reduction of voyage related expenses.

*Financial instruments*: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, interest and currency swaps.

# Wilh. Wilhelmsen group

## Management Profit & loss report per business area*

(Unaudited)

USD mill

| 01.01. - 30.09 | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 1 599,1 | 1 343,9 | 1 831,1 | 990,2 | 828,0 | 1 137,0 | 402,1 | 396,2 | 526,3 | 199,9 | 99,0 | 137,8 | 6,9 | 20,7 | 30,0 |
| **Primary operating profit**** | **290,0** | **271,6** | **362,4** | **272,3** | **235,4** | **311,8** | **29,9** | **28,2** | **37,1** | **(6,4)** | **17,5** | **26,0** | **(5,9)** | **(9,4)** | **(12,6)** |
| Depreciation & amortisation | (124,8) | (116,6) | (155,1) | (89,4) | (96,8) | (129,1) | (24,2) | (11,8) | (15,2) | (7,7) | (4,4) | (6,2) | (3,5) | (3,5) | (4,6) |
| **Net operating profit** | **165,2** | **155,0** | **207,3** | **183,0** | **138,5** | **182,7** | **5,7** | **16,4** | **22,0** | **(14,0)** | **13,1** | **19,8** | **(9,4)** | **(13,0)** | **(17,2)** |
| Net financials*** | (6,4) | (33,2) | (69,5) | (33,9) | (32,0) | (74,2) | (3,7) | (8,3) | (8,0) | 2,3 | 0,3 | 1,0 | 28,9 | 6,7 | 11,7 |
| Financial instruments**** | 29,7 | 18,1 | 47,6 | 50,6 | 18,1 | 47,6 | - | - | - | (0,0) | - | - | (20,9) | - | - |
| **Profit / (loss) before tax** | **188,6** | **139,9** | **185,4** | **199,6** | **124,7** | **156,1** | **2,1** | **8,1** | **14,0** | **(11,7)** | **13,4** | **20,8** | **(1,5)** | **(6,3)** | **(5,5)** |
| Tax | (15,4) | (18,5) | (14,3) | (10,4) | (8,2) | (16,3) | (5,7) | (6,5) | (8,2) | 2,2 | (2,1) | (3,1) | (1,4) | (1,7) | 13,3 |
| **Profit / (loss) for the period** | **173,2** | **121,5** | **171,1** | **189,2** | **116,5** | **139,9** | **(3,6)** | **1,6** | **5,8** | **(9,6)** | **11,3** | **17,7** | **(2,9)** | **(7,9)** | **7,8** |
| **Minorities** | **(2,2)** | **(2,1)** | **(2,7)** | | | | | | | **(2,2)** | **(2,1)** | **(2,7)** | | | |

## Management Profit & loss report per business area*

(Unaudited)

USD mill

| 01.07. - 30.09 | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 603,1 | 459,6 | 1 831,1 | 341,4 | 285,8 | 1 137,0 | 136,8 | 134,0 | 526,3 | 124,1 | 34,1 | 137,8 | 0,8 | 5,8 | 30,0 |
| **Primary operating profit**** | **92,0** | **102,1** | **362,4** | **98,0** | **89,9** | **311,8** | **9,9** | **9,3** | **37,1** | **(14,2)** | **6,2** | **26,0** | **(1,7)** | **(3,4)** | **(12,6)** |
| Depreciation & amortisation | (52,5) | (38,2) | (155,1) | (29,8) | (31,9) | (129,1) | (17,4) | (3,8) | (15,2) | (4,3) | (1,3) | (6,2) | (1,0) | (1,2) | (4,6) |
| **Net operating profit** | **39,5** | **63,8** | **207,3** | **68,2** | **58,0** | **182,7** | **(7,5)** | **5,5** | **22,0** | **(18,5)** | **4,9** | **19,8** | **(2,7)** | **(4,6)** | **(17,2)** |
| Net financials*** | (2,1) | (12,2) | (69,5) | (9,8) | (10,6) | (74,2) | (1,0) | (2,5) | (8,0) | 1,7 | (0,5) | 1,0 | 7,0 | 1,4 | 11,7 |
| Financial instruments**** | 13,6 | 6,9 | 47,6 | 18,0 | 6,9 | 47,6 | - | - | - | (0,0) | - | - | (4,3) | - | - |
| **Profit / (loss) before tax** | **51,0** | **58,5** | **185,4** | **76,3** | **54,2** | **156,1** | **(8,5)** | **3,0** | **14,0** | **(16,8)** | **4,5** | **20,8** | **0,0** | **(3,2)** | **(5,5)** |
| Tax | (6,1) | (8,7) | (14,3) | (8,4) | (5,3) | (16,3) | (1,3) | (2,3) | (8,2) | 3,7 | (1,0) | (3,1) | (0,1) | (0,2) | 13,3 |
| **Profit / (loss) for the period** | **44,9** | **49,7** | **171,1** | **67,9** | **48,9** | **139,9** | **(9,8)** | **0,7** | **5,8** | **(13,1)** | **3,5** | **17,7** | **(0,1)** | **(3,4)** | **7,8** |
| **Minorities** | **(0,6)** | **(1,0)** | **(2,7)** | | | | | | | **(0,6)** | **(1,0)** | **(2,7)** | | | |

* Proportionate method used for Joint Ventures
** Cash setteled portion of bunker hedge swaps is included in primary operating profit
*** Net financials excluding changes in market valuations of financial instruments
**** Financial instruments - changes in market valuations of bunker hedging, interest and currency swaps

1) **Sales gains related to vessels of MUSD 8,2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).**
2) Sales gains related to the operations of terminals are included with MUSD 0,7 in 4th quarter 2004.
3) Sales gains related to crew boats are included with MUSD 0,9 in 4th quarter 2004.

Restatement of 2004 figures due to change in consolidation method for 29 enteties in Maritime Service segment (Barwil) - separate explanatory sheet presented.

# Wilh. Wilhelmsen group

## Management Profit & loss report*

(Unaudited figures)

USD mill

| 01.07-30.09 2005 | 01.07-30.09 2004 | | 01.01-30.09 2005 | 01.01-30.09 2004 | 2004 |
|---|---|---|---|---|---|
| | | **Operating income** | | | |
| 331 | 295 | Freight revenue | 984 | 850 | 1 171 |
| 256 | 162 | Other operating revenue | 587 | 486 | 643 |
| 8 | 3 | Share of profits from associates and joint ventures | 19 | 8 | 14 |
| 8 | - | Gain on sale of assets | 8 | - | 3 |
| **603** | **460** | **Total operating income** | **1 599** | **1 344** | **1 831** |
| | | **Operating expenses** | | | |
| (155) | (123) | Voyage expenses | (455) | (369) | (507) |
| (16) | (12) | Vessel expenses | (42) | (35) | (47) |
| (40) | (35) | Charter expenses | (115) | (98) | (139) |
| (49) | - | Material cost | (49) | - | - |
| (93) | (52) | Wages and remunerations | (214) | (154) | (215) |
| (158) | (136) | Other expenses | (434) | (417) | (561) |
| (14) | (0) | Impairment charges | (14) | (0) | - |
| (39) | (38) | Depreciation and amortisation | (111) | (116) | (155) |
| **(564)** | **(396)** | **Total operating expenses** | **(1 434)** | **(1 189)** | **(1 624)** |
| **39** | **64** | **Net operating profit** | **165** | **155** | **207** |
| | | **Financials** | | | |
| 17 | 2 | Financial income | 43 | 14 | 22 |
| (19) | (15) | Financial expenses | (50) | (47) | (92) |
| 14 | 7 | Financial instruments | 30 | 18 | 48 |
| **12** | **(5)** | **Net financials** | **23** | **(15)** | **(22)** |
| **51** | **59** | **Profit / (loss) before tax** | **189** | **140** | **185** |
| (6) | (9) | Tax | (15) | (18) | (14) |
| **45** | **50** | **Profit / (loss) for the period** | **173** | **121** | **171** |
| **(1)** | **(1)** | **Of which minority interests** | **(2)** | **(2)** | **(3)** |
| 0,92 | 1,01 | Earnings per share (USD) | 3,56 | 2,50 | 3,51 |
| 0,92 | 1,01 | Diluted earnings per share (USD) | 3,56 | 2,50 | 3,51 |

Restatement of 2004 figures due to change in consolidation method for 29 enteties in Maritime Service segment (Barwil) - separate explanatory sheet presented.

*** Proportionate method used for Joint Ventures in Shipping and Logistics segments**

# OFFICIAL
# FINANCIAL STATEMENTS
# WILH. WILHELMSEN GROUP
# 3rd Quarter 2005

**Comments to the profit & loss statements**
*Primary operating profit:* In the official financial statements the cash settled portion of bunker hedge swaps[1] is classified as financial instruments.

*Financial instruments*: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, interest and currency swaps.

[1] Bunker hedges are currently present in JVs only, and as such consolidated accordingly. Applying the Equity method, they are included in Share of profit from associates.

# Wilh. Wilhelmsen group

## Profit & loss statemenet

(Unaudited figures)

USD mill

| 01.07-30.09 2005 | 01.07-30.09 2004 | | 01.01-30.09 2005 | 01.01-30.09 2004 | 2004 |
|---|---|---|---|---|---|
| | | **Operating income** | | | |
| 62 | 60 | Freight revenue | 183 | 169 | 229 |
| 124 | 37 | Other operating revenue | 202 | 108 | 147 |
| 26 | 27 | Share of profits from associates and joint ventures | 103 | 54 | 66 |
| 8 | - | Gain on sale of assets | 8 | - | 3 |
| **220** | **124** | **Total operating income** | **495** | **331** | **445** |
| | | **Operating expenses** | | | |
| (1) | (1) | Voyage expenses | (4) | (3) | (3) |
| (9) | (8) | Vessel expenses | (27) | (24) | (31) |
| (1) | (3) | Charter expenses | (3) | (6) | (9) |
| (49) | - | Material cost | (49) | - | - |
| (64) | (30) | Wages and remunerations | (131) | (86) | (118) |
| (36) | (14) | Other expenses | (66) | (45) | (64) |
| (15) | (14) | Depreciation and amortisation | (41) | (42) | (57) |
| **(176)** | **(69)** | **Total operating expenses** | **(321)** | **(206)** | **(282)** |
| **44** | **55** | **Net operating profit** | **174** | **125** | **163** |
| | | **Financials** | | | |
| 14 | 2 | Financial income | 46 | 18 | 19 |
| (10) | (4) | Financial expenses | (23) | (13) | (18) |
| (0) | - | Financial instruments | (16) | - | - |
| **4** | **(1)** | **Net financials** | **6** | **5** | **1** |
| **48** | **54** | **Profit / (loss) before tax** | **181** | **130** | **164** |
| (4) | (4) | Tax | (7) | (8) | 7 |
| **45** | **50** | **Profit / (loss) for the period** | **173** | **121** | **171** |
| (1) | (1) | **Of which minority interests** | (2) | (2) | (3) |
| 0,92 | 1,02 | Earnings per share (USD) | 3,56 | 2,50 | 3,51 |
| 0,92 | 1,02 | Diluted earnings per share (USD) | 3,56 | 2,50 | 3,51 |

Restatement of 2004 figures due to change in consolidation method for 29 enteties in Maritime Service segment (Barwil) - separate explanatory sheet presented.

# Wilh. Wilhelmsen group

## Balance sheet

(Unaudited)

| USD mill | 30.09.2005 | 30.09.2004 | 31.12.2004 |
|---|---|---|---|
| **Fixed assets** | | | |
| Deferred tax asset | 37 | 22 | 22 |
| Goodwill and intangible assets | 155 | 23 | 25 |
| Vessels, property, fixtures | 781 | 668 | 701 |
| Pension assets | 8 | 4 | 5 |
| Investments in associates | 507 | 331 | 424 |
| Other long-term assets | 76 | 67 | 63 |
| **Total fixed assets** | **1 564** | **1 115** | **1 239** |
| | | | |
| **Current assets** | | | |
| Other current assets | 202 | 96 | 94 |
| Inventory | 72 | - | - |
| Short-term financial investments | 158 | 103 | 121 |
| Cash and bank deposits | 227 | 121 | 143 |
| **Total current assets** | **659** | **321** | **357** |
| **Total assets** | **2 223** | **1 436** | **1 596** |
| | | | |
| **Equity** | | | |
| Paid-in capital *) | 125 | 125 | 125 |
| Retained earnings | 732 | 552 | 607 |
| Minority interests | 7 | 3 | 4 |
| **Total equity** | **864** | **681** | **736** |
| | | | |
| **Provisions for liabilities** | | | |
| Pension liabilities | 67 | 66 | 70 |
| Deferred tax | 31 | 31 | 11 |
| **Total provision for liabilities** | **97** | **98** | **81** |
| | | | |
| **Long-term liabilities** | | | |
| Long-term interest-bearing debt | 822 | 425 | 544 |
| Other long-term liabilities | 21 | 4 | 10 |
| **Total long-term liabilities** | **843** | **429** | **554** |
| | | | |
| **Current liabilities** | | | |
| Tax payable | 5 | - | 1 |
| Public duties payable | 11 | 9 | 14 |
| Other current liabilities | 403 | 219 | 210 |
| **Total current liabilities** | **418** | **229** | **225** |
| **Total equity and liabilities** | **2 223** | **1 436** | **1 596** |

*) At 30.09.2005 the group owns 1 608 176 own shares at a nominal value of approximately USD 5 million.

## Wilh. Wilhelmsen group
## Cash flow statement
(Unaudited)

| USD mill | 01.01-30.09 2005 | 01.01-30.09 2004 |
|---|---|---|
| Cash flow from operating activities | 108 | 112 |
| Cash flow from investing activities | (398) | (65) |
| Cash flow from financing activities | 374 | (76) |
| **Net change in cash and cash equivalents** | **84** | **(29)** |
| Cash and cash equivalents at 01.01 | 143 | 151 |
| **Cash and cash equivalents at 30.09** | **227** | **122** |

## Wilh. Wilhelmsen group
## Statement of changes in equity
(Unaudited)

| USD mill | 01.01-30.09 2005 | 01.01-30.09 2004 |
|---|---|---|
| **Equity at 01.01** | **736** | **606** |
| Net profit/(loss) for the period | 173 | 122 |
| Dividend payment | (30) | (35) |
| Implementation IAS 39 - Financial instruments | 1 | |
| Financial instruments, hedge accounting | 1 | |
| Purchase of own shares | | (3) |
| Options | 2 | 1 |
| Currency translation adjustments/other | (19) | (10) |
| **Equity at 30.09** | **864** | **681** |

# Wilh. Wilhelmsen group

## Profit & loss statement per business area

(Unaudited)

USD mill

| 01.01. - 30.09 | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 495,3 | 331,4 | 444,5 | 277,2 | 198,0 | 254,6 | (3,6) | 1,6 | 5,8 | 199,9 | 99,0 | 137,8 | 21,9 | 32,9 | 46,3 |
| **Primary operating profit** | 215,4 | 167,4 | 219,5 | 231,2 | 157,8 | 200,3 | (3,6) | 1,6 | 5,8 | (6,4) | 17,5 | 26,0 | (5,8) | (9,4) | (12,6) |
| Depreciation & amortisation | (41,1) | (42,2) | (56,7) | (29,8) | (34,3) | (45,9) | - | - | - | (7,7) | (4,4) | (6,2) | (3,6) | (3,5) | (4,6) |
| **Net operating profit** | 174,3 | 125,2 | 162,7 | 201,4 | 123,5 | 154,3 | (3,6) | 1,6 | 5,8 | (14,0) | 13,1 | 19,8 | (9,4) | (13,0) | (17,2) |
| Net financials | 6,2 | 4,7 | 1,2 | (4,1) | (2,3) | (11,5) | - | - | - | 2,3 | 0,3 | 1,0 | 8,0 | 6,7 | 11,7 |
| **Profit / (loss) before tax** | 180,6 | 129,9 | 164,0 | 197,4 | 121,2 | 142,9 | (3,6) | 1,6 | 5,8 | (11,7) | 13,4 | 20,8 | (1,5) | (6,3) | (5,5) |
| Tax | (7,4) | (8,5) | 7,2 | (8,1) | (4,7) | (3,0) | - | - | - | 2,2 | (2,1) | (3,1) | (1,4) | (1,7) | 13,3 |
| **Profit / (loss) for the period** | 173,2 | 121,5 | 171,1 | 189,2 | 116,5 | 139,9 | (3,6) | 1,6 | 5,8 | (9,6) | 11,3 | 17,7 | (2,9) | (7,9) | 7,8 |
| | | | | | | | | | | | | | | | |
| **Minorities** | (2,2) | (2,1) | (2,7) | | | | | | | (2,2) | (2,1) | (2,7) | | | |

## Profit & loss statement per business area

(Unaudited)

USD mill

| 01.07. - 30.09 | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 220,0 | 124,5 | 444,5 | 100,2 | 78,0 | 254,6 | (9,8) | 0,7 | 5,8 | 124,1 | 34,1 | 137,8 | 5,6 | 11,6 | 46,3 |
| **Primary operating profit** | 59,5 | 68,9 | 219,5 | 85,2 | 65,3 | 200,3 | (9,8) | 0,7 | 5,8 | (14,2) | 6,2 | 26,0 | (1,6) | (3,4) | (12,6) |
| Depreciation & amortisation | (15,2) | (13,9) | (56,7) | (9,9) | (11,4) | (45,9) | - | - | - | (4,3) | (1,3) | (6,2) | (1,0) | (1,2) | (4,6) |
| **Net operating profit** | 44,3 | 55,0 | 162,7 | 75,3 | 54,0 | 154,3 | (9,8) | 0,7 | 5,8 | (18,5) | 4,9 | 19,8 | (2,7) | (4,6) | (17,2) |
| Net financials | 4,2 | (1,3) | 1,2 | (0,2) | (2,2) | (11,5) | - | - | - | 1,7 | (0,5) | 1,0 | 2,7 | 1,4 | 11,7 |
| **Profit / (loss) before tax** | 48,5 | 53,7 | 164,0 | 75,1 | 51,8 | 142,9 | (9,8) | 0,7 | 5,8 | (16,8) | 4,5 | 20,8 | 0,0 | (3,2) | (5,5) |
| Tax | (3,6) | (4,0) | 7,2 | (7,1) | (2,9) | (3,0) | - | - | - | 3,7 | (1,0) | (3,1) | (0,1) | (0,2) | 13,3 |
| **Profit / (loss) for the period** | 44,9 | 49,7 | 171,1 | 67,9 | 48,9 | 139,9 | (9,8) | 0,7 | 5,8 | (13,1) | 3,5 | 17,7 | (0,1) | (3,4) | 7,8 |
| | | | | | | | | | | | | | | | |
| **Minorities** | (0,6) | (1,0) | (2,7) | | | | | | | (0,6) | (1,0) | (2,7) | | | |

1) **Sales gains related to vessels of MUSD 8,2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).**
2) Sales gains related to the operations of terminals are included with MUSD 0,7 in 4th quarter 2004.
3) Sales gains related to crew boats are included with MUSD 0,9 in 4th quarter 2004.

Restatement of 2004 figures due to change in consolidation method for 29 enteties in Maritime Service segment (Barwil) - separate explanatory sheet presented.

# WILH. WILHELMSEN GROUP

## RESTATEMENT

**Change from Equity method to consolidation method applied to subsidiaries for 29 reporting units in Maritime Service segment (Barwil)**

This change is the result of a revision of all Joint Ventures in the Barwil group that has identified changes in the groups` actual controlling interests of 29 enteties.

As a result of changed consolidation method during Q3 2005 for these 29 Barwil enteties, the previously reported figures for 2004 have been restated.

Presented below are the changes from 2004 full year and YTD/quarter figures as reported.

| **Balance MUSD** | **30.sep 2004** | **31.des 2004** |
|---|---|---|
| **Fixed assets** | **-3** | **-3** |
| **Current assets** | **21** | **21** |
| **Total assets** | **18** | **18** |
| **Equity - minority interests** | **3** | **3** |
| **Other current liabilities** | **15** | **15** |
| **Total equity and liablities** | **18** | **18** |

| **Profit & Loss MUSD** | **YTD Q3 2004** | **Q3 2004** | **Total 2004** |
|---|---|---|---|
| Total operating income | 14,7 | 4,9 | 19,6 |
| Wages and remunerations | -8,4 | -2,8 | -11,2 |
| Other expenses | -4,2 | -1,4 | -5,6 |
| Depreciation & amortisation | -0,6 | -0,2 | -0,8 |
| **Net operating profit** | **1,5** | **0,5** | **2,0** |
| Net Financials | 0,3 | 0,1 | 0,4 |
| **Profit / (loss) before tax** | **1,8** | **0,6** | **2,4** |
| **Minorities** | **-1,8** | **-0,6** | **-2,4** |

# PRO FORMA
# FINANCIAL STATEMENTS
# WILH. WILHELMSEN GROUP
# 3rd Quarter 2005

**Comparable financial figures and pro forma information regarding the Unitor acquisition.**

Unitor ASA is consolidated from the period the Wilh.Wilhelmsen group achieved a majority position. The Accounting Act (§ 7-4) and IFRS requires the preparation of pro forma comparable financial figures for prior periods.

In preparing the pro forma comparable figures the following assumptions have been applied:
- 100 % of Unitor's profit & loss and balance sheet is consolidated.
- Unitor's profit & loss and balance sheet is converted from NOK to USD using average exchange rate and balance sheet date respectively.
- Allocation of the acquisition amount and corresponding pro forma financing is converted at the exchange rate at the time of acquisition.
- Pro forma financing for the prior period figures is comprised of 58 % interest bearing debt and 42 % drawn on liquid resources.

# Wilh. Wilhelmsen group

## Profit & loss statement

## Pro forma figures - including UNITOR

(Unaudited figures)

USD mill

| 01.07-30.09 2005 | 01.07-30.09 2004 | | 01.01-30.09 2005 | 01.01-30.09 2004 | 2004 |
|---|---|---|---|---|---|
| | | **Operating income** | | | |
| 62 | 60 | Freight revenue | 183 | 169 | 229 |
| 141 | 117 | Other operating revenue | 417 | 349 | 477 |
| 26 | 27 | Share of profits from associates and joint ventures | 103 | 54 | 66 |
| 8 | - | Gain on sale of assets | 8 | 1 | 3 |
| **237** | **204** | **Total operating income** | **710** | **573** | **776** |
| | | **Operating expenses** | | | |
| (1) | (1) | Voyage expenses | (4) | (3) | (3) |
| (9) | (8) | Vessel expenses | (27) | (24) | (31) |
| (1) | (3) | Charter expenses | (3) | (6) | (9) |
| (59) | (43) | Material cost | (169) | (131) | (179) |
| (68) | (47) | Wages and remunerations | (177) | (138) | (191) |
| (38) | (26) | Other expenses | (97) | (84) | (116) |
| (16) | (16) | Depreciation and amortisation | (46) | (49) | (65) |
| **(192)** | **(143)** | **Total operating expenses** | **(523)** | **(435)** | **(595)** |
| **45** | **61** | **Net operating profit** | **187** | **138** | **180** |
| | | **Financials** | | | |
| 14 | 2 | Financial income | 46 | 18 | 19 |
| (10) | (4) | Financial expenses | (26) | (15) | (18) |
| - | - | Financial instruments | (16) | - | - |
| **4** | **(1)** | **Net financials** | **3** | **2** | **1** |
| **49** | **60** | **Profit / (loss) before tax** | **190** | **140** | **181** |
| (4) | (6) | Tax | (11) | (12) | 2 |
| **45** | **53** | **Profit / (loss) for the period** | **180** | **128** | **183** |
| (1) | (1) | **Of which minority interests** | (2) | (2) | (3) |
| 0,93 | 1,10 | Earnings per share (USD) | 3,56 | 2,50 | 3,51 |
| 0,93 | 1,10 | Diluted earnings per share (USD) | 3,56 | 2,50 | 3,51 |

Restatement of 2004 figures due to change in consolidation method for 29 enteties in Maritime Service segment (Barwil) - separate explanatory sheet presented.

# Wilh. Wilhelmsen group

## Balance sheet

## Pro forma figures including UNITOR

(Unaudited)

| USD mill | 30.09.2005 | 30.09.2004 | 31.12.2004 |
|---|---|---|---|
| **Fixed assets** | | | |
| Deferred tax asset | 37 | 33 | 32 |
| Goodwill and intangible assets | 155 | 152 | 160 |
| Vessels, property, fixtures | 781 | 755 | 800 |
| Pension assets | 8 | 8 | 8 |
| Investments in associates | 507 | 331 | 424 |
| Other long-term assets | 76 | 67 | 65 |
| **Total fixed assets** | **1 564** | **1 346** | **1 489** |
| **Current assets** | | | |
| Other current assets | 202 | 166 | 171 |
| Inventory | 72 | 60 | 69 |
| Short-term financial investments | 158 | 109 | 133 |
| Cash and bank deposits | 227 | 45 | 73 |
| **Total current assets** | **659** | **380** | **446** |
| **Total assets** | **2 223** | **1 726** | **1 935** |
| **Equity** | | | |
| Paid-in capital | 125 | 125 | 125 |
| Retained earnings | 732 | 563 | 643 |
| Minority interests | 7 | 6 | 7 |
| **Total equity** | **864** | **694** | **774** |
| **Provisions for liabilities** | | | |
| Pension liabilities | 67 | 68 | 73 |
| Deferred tax | 31 | 35 | 14 |
| **Total provision for liabilities** | **97** | **103** | **88** |
| **Long-term liabilities** | | | |
| Long-term interest-bearing debt | 822 | 614 | 745 |
| Other long-term liabilities | 21 | 6 | 12 |
| **Total long-term liabilities** | **843** | **619** | **757** |
| **Current liabilities** | | | |
| Tax payable | 5 | 2 | 2 |
| Public duties payable | 11 | 9 | 14 |
| Other current liabilities | 403 | 298 | 300 |
| **Total current liabilities** | **418** | **310** | **316** |
| **Total equity and liabilities** | **2 223** | **1 726** | **1 935** |

# Wilh. Wilhelmsen group

## Profit & loss statement per business area

Proforma figures including UNITOR

(Unaudited)

USD mill

| 01.01 - 30.09 | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 |
| Profit & Loss | | | | | | | | | | | | | | | |
| Total operating income | 710,4 | 572,9 | 775,7 | 277,2 | 198,0 | 254,6 | (3,6) | 1,6 | 5,8 | 415,0 | 340,4 | 469,0 | 21,9 | 32,9 | 46,3 |
| **Primary operating profit** | **233,7** | **186,7** | **245,4** | **231,2** | **157,8** | **200,3** | **(3,6)** | **1,6** | **5,8** | **12,0** | **36,8** | **51,9** | **(5,8)** | **(9,4)** | **(12,6)** |
| Depreciation & amortisation | (46,4) | (48,5) | (65,2) | (29,8) | (34,3) | (45,9) | - | - | - | (13,0) | (10,7) | (14,6) | (3,6) | (3,5) | (4,6) |
| **Net operating profit** | **187,4** | **138,2** | **180,2** | **201,4** | **123,5** | **154,3** | **(3,6)** | **1,6** | **5,8** | **(1,0)** | **26,1** | **37,3** | **(9,4)** | **(13,0)** | **(17,2)** |
| Net financials | 2,9 | 2,1 | 0,5 | (4,1) | (2,3) | (11,5) | - | - | - | (1,0) | (2,3) | 0,3 | 8,0 | 6,7 | 11,7 |
| **Profit / (loss) before tax** | **190,2** | **140,3** | **180,8** | **197,4** | **121,2** | **142,9** | **(3,6)** | **1,6** | **5,8** | **(2,1)** | **23,8** | **37,6** | **(1,5)** | **(6,3)** | **(5,5)** |
| Tax | (10,5) | (12,4) | 2,2 | (8,1) | (4,7) | (3,0) | - | - | - | (1,0) | (6,0) | (8,1) | (1,4) | (1,7) | 13,3 |
| **Profit / (loss) for the period** | **179,7** | **127,9** | **183,0** | **189,2** | **116,5** | **139,9** | **(3,6)** | **1,6** | **5,8** | **(3,0)** | **17,8** | **29,5** | **(2,9)** | **(7,9)** | **7,8** |
| | | | | | | | | | | | | | | | |
| **Minorities** | **(2,2)** | **(2,1)** | **(2,7)** | | | | | | | **(2,2)** | **(2,1)** | **(2,7)** | | | |

## Profit & loss statement per business area

Proforma figures including UNITOR

(Unaudited)

USD mill

| 01.07 - 30.09 | TOTAL | | | SHIPPING (1) | | | LOGISTICS | | | MARITIME SERVICES (2) | | | HOLDING (3) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 | Q3 2005 | Q3 2004 | 2004 |
| Profit & Loss | | | | | | | | | | | | | | | |
| Total operating income | 236,9 | 204,3 | 775,7 | 100,2 | 78,0 | 254,6 | (9,8) | 0,7 | 5,8 | 141,0 | 114,0 | 469,0 | 5,6 | 11,6 | 46,3 |
| **Primary operating profit** | **60,4** | **76,8** | **245,4** | **85,2** | **65,3** | **200,3** | **(9,8)** | **0,7** | **5,8** | **(13,3)** | **14,2** | **51,9** | **(1,6)** | **(3,4)** | **(12,6)** |
| Depreciation & amortisation | (15,6) | (15,9) | (65,2) | (9,9) | (11,4) | (45,9) | - | - | - | (4,7) | (3,3) | (14,6) | (1,0) | (1,2) | (4,6) |
| **Net operating profit** | **44,7** | **60,9** | **180,2** | **75,3** | **54,0** | **154,3** | **(9,8)** | **0,7** | **5,8** | **(18,1)** | **10,9** | **37,3** | **(2,7)** | **(4,6)** | **(17,2)** |
| Net financials | 4,1 | (1,2) | 0,5 | (0,2) | (2,2) | (11,5) | - | - | - | 1,7 | (0,4) | 0,3 | 2,7 | 1,4 | 11,7 |
| **Profit / (loss) before tax** | **48,8** | **59,7** | **180,8** | **75,1** | **51,8** | **142,9** | **(9,8)** | **0,7** | **5,8** | **(16,4)** | **10,4** | **37,6** | **0,0** | **(3,2)** | **(5,5)** |
| Tax | (3,7) | (6,2) | 2,2 | (7,1) | (2,9) | (3,0) | - | - | - | 3,6 | (3,2) | (8,1) | (0,1) | (0,2) | 13,3 |
| **Profit / (loss) for the period** | **45,1** | **53,5** | **183,0** | **67,9** | **48,9** | **139,9** | **(9,8)** | **0,7** | **5,8** | **(12,8)** | **7,3** | **29,5** | **(0,1)** | **(3,4)** | **7,8** |
| | | | | | | | | | | | | | | | |
| **Minorities** | **(0,6)** | **(1,0)** | **(2,7)** | | | | | | | **(0,6)** | **(1,0)** | **(2,7)** | | | |

1) **Sales gains related to vessels of MUSD 8,2 in 3rd quarter 2005 from the sale of Resolve from Wilhelmsen Lines AS (100%) and Takasago from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd. Partnership (50% ownership).**
2) Sales gains related to the operations of terminals are included with MUSD 0,7 in 4th quarter 2004.
3) Sales gains related to crew boats are included with MUSD 0,9 in 4th quarter 2004.

Restatement of 2004 figures due to change in consolidation method for 29 enteties in Maritime Service segment (Barwil) - separate explanatory sheet presented.

Wilh. Wilhelmsen

**Corporate communications**

| | | | |
|---|---|---|---|
| Press contact: | Telephone: | +47 67 58 41 60 |
| **Cecilie Stray** | Mobile: | +47 97 70 08 02 |
| **Vice president** | Telefax: | +47 67 58 44 96 |
| Strandveien 20 | Private: | +47 67 14 83 43 |
| NO-1324 Lysaker | E-mail: | cecilie.stray@ww-group.com |
| Norway | Internet: | www.ww-group.com |

## Report for the first half of 2005

Results for Wilh. Wilhelmsen ASA (WW) in the first half of 2005 were good, and better than in the corresponding period of 2004.

At USD 72 million, net operating profit for the second quarter alone was the highest interim result achieved by WW. It represents an increase of USD 15 million from the same period of last year.

This is the operating profit shown in the management report, which provides a better reflection of the underlying group operations than what is prepared for in the new International Financial Reporting Standards (IFRS). The presentation in the management report proportionately reflects WW's partnership-based owner structure. In other words, it gives a more accurate picture of the overall financial results achieved by the group through its various joint ventures.

Total operating income came to USD 986 million in the first half as against USD 874 million for the same period of 2004.

WW achieved a profit before taxes of USD 136 million for the first six months, compared with USD 80 million in the same period of last year. The corresponding figures for April-June were USD 64 million and USD 51 million.

Market pricing of financial instruments after the transition to IFRS had a negative effect of about USD 9 million on the accounts for the second quarter, compared with a positive effect of USD 25 million in January-March. Hedging transactions relating to bunker contributed USD 6 million in the second quarter, while market pricing of financial instruments relating to interest and currency hedging drew results down by USD 15 million as a result of a stronger USD and lower level of interest rates.

The primary contributors to the very positive result for the first half were shipments of cars, high and heavy (H&H) cargo and non-containerised cargo (NCC).

The strategic investments made during recent years in shipping, logistics and maritime services have laid the basis for enhancing the operational efficiency of WW's subsidiaries. Greater co-operation between these companies in a very industrial market made a further contribution to the results.

**Shipping**
Net operating profit came to USD 114.8 million for the first half, compared with USD 80.5 million in the same period of 2004. Profit before taxes came to USD 123.3 million as against USD 70.5 million for the first half of last year.

Cargo availability was very good during the second quarter, and better than in the same period of 2004.

H&H and NCC shipments made the biggest contribution, accounting for more than half the income at Wallenius Wilhelmsen Lines (WWL).

Increased cooperation between group companies and efficiency improvements also made a positive contribution.

Revenues were particularly strong for the routes from Asia to North America and Europe, and from Europe and North America to Oceania.

Finding suitable tonnage to meet the increased demand remains a major challenge. Maximum use is being made of the fleet, and the charter market is extremely tight. Together with high bunker prices, this means that marginal cargo volumes contribute little or nothing to the bottom line.

WWL, owned 50 per cent by WW, continued to produce good results. However, progress for profits was slowed by very high bunkers costs.

EUKOR Car Carriers Inc (EUKOR), owned 40 per cent by WW, continued to produce strong results, primarily because of efficiency improvements and high export volumes from Hyundai and Kia.

American Roll-on/Roll-off Carriers (ARC) will increase its fleet from five to eight vessels and expand its service to the Middle East. These ships are being transferred from the company's two owners, WW and Walleniusrederierna (OW). Results in ARC remain good.

A car carrier was delivered to WW by Mitsubishi Heavy Industries during the first half, followed by another in July. Both vessels are now serving in WWL's route network.

EUKOR took over two car carriers from Ray Shipping on long-term charters during the first half.

A number of measures have been taken to provide both WWL and EUKOR with further new and modern tonnage. Contracts covering the delivery of 26 vessels for these two joint ventures in 2005-08 have been placed.

WW's Wilhelmsen Lines Shipowning AS (WLS) subsidiary transferred commercial management of 15 ships from Norway to Wilhelmsen Lines Car Carriers Ltd (WLCC) at Southampton in the UK on 1 June. This move gives WW greater flexibility and freedom of action as well as competitive frame conditions on a par with its competitors in the European Union. All 15 vessels will continue to be registered in the Norwegian International Ship Registry (NIS), and are owned by Wilhelmsen Lines Shipowning AS (WLS) in Norway.

**Logistics**
The logistics segment achieved a net operating profit of USD 13.2 million for the first half as against USD 10.9 million in the same period of 2004. Profit before taxes came to USD 10.6 million, compared with USD 5.1 million in the first six months of last year.

Korean logistics company Glovis, owned 25 per cent by WW, delivered positive results as expected.

Results for the first half at Compagnie d'Affrètement et de Transport SA (CAT), owned 40 per cent by WW, were far from satisfactory. As in the first quarter, reduced transport volumes for Renault had a negative impact. Higher costs were also a contributory factor. A number of administrative and financial initiatives have been launched to improve the position. A new president has been appointed.

WW has a 50 per cent holding in Distribution and Auto Services Inc (DAS), the distributor for Nissan North America. DAS is expected to have an annual turnover of about USD 400 million. This acquisition is primarily of strategic significance, and its immediate impact on results is expected to be limited.

The two US logistics companies owned 50 per cent by WW, American Auto Logistics and American Logistic Network, both delivered good results for the first half. WWL's commitment to logistics, including activities by Richard Lawson in continental Europe, made further progress.

Together with partners, EUKOR has acquired the port of Wallhamn on the Swedish west coast and has a 25 per cent interest. The company also resolved during the first quarter to invest in a terminal at Pyongtaek on the west coast of South Korea.

**Maritime services**
The maritime services segment achieved a net operating profit of USD 3.4 million for the first half, compared with USD 7.2 million in the same period of 2004. Profit before taxes came to USD 3.9 million as against USD 7.7 million in the first six months of last year.

As expected, profits for Wilhelmsen Maritime Services (WMS) are down from the first half of last year because of substantial set-up and project costs relating to the creation of the new maritime services superstore.

WW concluded an agreement on 19 June to acquire 90.4 per cent of the shares in Unitor. This acquisition fits with WW's strategy of continuing to develop WMS into the leading global player in the maritime service industry. The agreement was reached with Unitor's largest shareholders, Umoe Industri AS, the Norwegian National Insurance Fund and Odin Forvaltning, which own 90.4 per cent of the issued shares between them. The price agreed is NOK 73.50 per share. This agreement means that WW can secure the remaining shares in the company. The purchase price for all the Unitor shares will be just over NOK 1.4 billion.

Unitor complements the range of services offered by WMS, and substantially expands the latter's potential customer base. In addition to services and products for ships in service, Unitor delivers fire protection hardware and systems, safety equipment, incinerators and insulating materials to the global shipbuilding industry. Its network comprises 70 directly-owned offices and 154 agents in 75 countries. The company has provided services to just over 13 900 vessels so far this year, an increase of almost 1 000 in relation to 2004. The acquisition is expected to yield substantial synergies. It will expand the WMS network and give this company the strength to secure the leading role in the further development of the maritime services industry which is its objective.

It is gratifying to note that the positive trend for Unitor results continued in the second quarter, when the net operating profit of NOK 55 million represented a 77 per cent increase from the same period of 2004. It should otherwise be noted that Unitor has not been consolidated in the figures for the first half.

The Barwil ship agency company, which forms part of WMS, did particularly well during the first half in its Asia and Africa-Middle East-Black Sea regions. Overall results for the other regions were somewhat lower than in 2004. Taken as a whole, however, results for the principal activity – port services and logistics – were a significant improvement on the same period of last year.

The port services and logistics business continued to be affected by a high level of activity in the market. Port calls totalled about 20 000 for the first half, a considerable increase from the same period of 2004.

Barwil opened new offices in Ukraine, Vietnam, Brazil, Colombia, Ecuador, Venezuela and Yemen during the first half, and now has 259 offices in 66 countries.

Wilhelmsen Bunkers followed up well from the first quarter, and continued to deliver good results.

A new Barber Ship Management office was opened in the UK during the second quarter to provide technical management for seven of the 15 vessels transferred during this period from WLS to WLCC. Activities at Barber Ship Management in Lysaker are being maintained at roughly the same level as before. The company secured eight new management contracts – from Golar for five LNG carriers, from PGS for two seismic survey vessels, and for an anchorhandling ship.

Management of 11 EUKOR car carriers was taken over by Barber Ship Management during the first half, and the company established its own management operation in this context at Pusan, Korea.

**Other activities**
Wilhelmsen Offshore & Chartering embraces Abeer Marine Services (AMS) and Sea Launch Logistics. AMS did particularly well because of increased activity in the offshore market. Its current fleet comprises 34 small crew/offshore boats operating in south-east Asia and the Middle East.

The Dockwise heavy transport company owned 21 per cent by WW contributed a profit of USD 4.5 million in the first half, compared with USD 3.5 million for the same period of 2004.

**Official interim reporting**
WW achieved a net operating profit of USD 129 million for the first half, compared with USD 69 million for the same period of 2004.

The first six months yielded a profit before taxes of USD 131 million, an improvement of USD 56 million from a pre-tax profit of USD 75 million in the same period of last year.

Total operating income was USD 266 million in the first half as against USD 197 million for the corresponding six months of 2004.

As noted in the interim report for the first quarter of 2005, the IFRS have had a particular impact on WW in relation to accounting for financial instruments. Unrealised changes in the value of bunkers hedging contracts are now reflected continuously in the interim accounts for each period. Derivatives relating to currencies and interest rates have also been restated, but are less significant.

Further information and comparative figures on the transition to the IFRS are provided in WW's *IFRS Transition Report*. This document was published on the Oslo Stock Exchange on 6 April 2005, when the implementation effects were also presented at the group's Capital Market Day.

Uncertainty and different interpretations prevail in relation to guidelines from the IFRS and the International Accounting Standards Board (IASB). The group would accordingly emphasise that the IFRS opening balance sheet and all adjustments/changes made on the basis of the IFRS reflect the group's present understanding and interpretation of these standards. Possible significant changes in the group's interpretation of the IFRS will be duly communicated.

**Prospects**
We are maintaining the expectation we expressed in the preliminary annual report for 2004 and in the interim report for the first quarter that the result for 2005 will represent a clear improvement from last year, providing no changes occur in the value of financial instruments.

Lysaker, 27 July 2005
The board of directors of Wilh. Wilhelmsen ASA

**The Wilh. Wilhelmsen ASA shipping company is a leading international provider of maritime services. With 285 offices in 66 countries, the group employs some 12 000 people and has roughly 15 000 employees all told when partly-owned companies are included.**

# FINANCIAL STATEMENTS
# WILH.WILHELMSEN GROUP
# 2nd Quarter 2005

## Management reporting

**1. Management Profit & loss report**

**2. Management Profit & loss report per business area**

## Official financial statements

3. Profit & loss statement
4. Balance sheet
5. Cash flow statement & Statement of changes in equity
6. Profit & loss statement per business area

### Management reporting

In Wilh. Wilhelmsen group's official financial interim reports the equity method is applied for joint ventures. This method provides a fair summary of the group's financial position. During the day to day operations, management are using the proportionate method for their financial decision making basis. The report based on the proportionate method for all material jointly controlled interests in the Shipping and Logistics segments, is presented in the Management Profit & loss statements.
See the IFRS transition report issued at the Capital Market Day 6 April 2005, for further information (www.ww-group.com).

### Comments to the profit & loss statements

*Primary operating profit:* In the Management profit & loss report the cash settled portion of bunker hedge swaps is included in primary operating profit by reduction of voyage related expenses. In the official financial statements the cash settled portion of bunker hedge swaps[1] is classified as financial instruments.

*Financial instruments*: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, currency and exchange rate swaps.

[1] Bunker hedges are currently present in JVs only, and as such consolidated accordingly - applying the Equity method and thus included in Share of profit from associates

# Wilh. Wilhelmsen group

## Management Profit & loss report*

(Unaudited figures)

USD mill

| 01.04-30.06 2005 | 01.04-30.06 2004 | | 01.01-30.06 2005 | 01.01-30.06 2004 | 2004 |
|---|---|---|---|---|---|
| | | **Operating income** | | | |
| 330 | 290 | Freight revenue | 653 | 555 | 1 171 |
| 172 | 156 | Other operating revenue | 319 | 311 | 618 |
| 9 | 6 | Share of profits from associates and joint ventures | 14 | 8 | 20 |
| | 0 | Gain on sale of assets | | | 3 |
| **511** | **452** | **Total operating income** | **986** | **874** | **1 812** |
| | | **Operating expenses** | | | |
| (153) | (125) | Voyage expenses | (300) | (245) | (507) |
| (14) | (12) | Vessel expenses | (26) | (24) | (47) |
| (39) | (32) | Charter expenses | (75) | (63) | (139) |
| (57) | (49) | Wages and remunerations | (116) | (96) | (204) |
| (142) | (137) | Other expenses | (273) | (278) | (554) |
| (35) | (39) | Depreciation and amortisation | (72) | (78) | (154) |
| **(439)** | **(395)** | **Total operating expenses** | **(861)** | **(784)** | **(1 606)** |
| **72** | **57** | **Net operating profit** | **125** | **90** | **205** |
| | | **Financials** | | | |
| 19 | 4 | Financial income | 30 | 11 | 21 |
| (18) | (16) | Financial expenses | (35) | (32) | (91) |
| (9) | 6 | Financial instruments | 16 | 11 | 48 |
| **(8)** | **(6)** | **Net financials** | **12** | **(10)** | **(22)** |
| **64** | **51** | **Profit / (loss) before tax** | **136** | **80** | **183** |
| (5) | (5) | Tax | (9) | (10) | (14) |
| **59** | **46** | **Profit / (loss) for the period** | **127** | **71** | **169** |
| | | **Of which minority interests** | | | |
| 1,23 | 0,96 | Earnings per share (USD) | 2,65 | 1,48 | 3,51 |
| 1,23 | 0,96 | Diluted earnings per share (USD) | 2,65 | 1,48 | 3,51 |

*** Proportionate method used for Joint Ventures in Ocean and Logistics segments**

# Wilh. Wilhelmsen group

## Management Profit & loss report per business area*

(Unaudited)

USD mill

| 01.01. - 30.06 | TOTAL | | | SHIPPING | | | LOGISTICS | | | MARITIME SERVICES (1) | | | HOLDING (2) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 |
| *Profit & Loss* | | | | | | | | | | | | | | | |
| Total operating income | 986,2 | 874,5 | 1 811,5 | 648,8 | 542,2 | 1 137,0 | 265,4 | 262,3 | 526,3 | 66,0 | 55,1 | 118,2 | 6,1 | 14,9 | 30,0 |
| **Primary operating profit**** | **196,6** | **168,2** | **359,6** | **174,3** | **145,4** | **311,8** | **20,0** | **18,9** | **37,1** | **6,4** | **9,8** | **23,2** | **(4,2)** | **(6,0)** | **(12,6)** |
| Depreciation & amortisation | (71,9) | (77,9) | (154,3) | (59,5) | (64,9) | (129,1) | (6,8) | (8,0) | (15,2) | (3,0) | (2,7) | (5,4) | (2,6) | (2,3) | (4,6) |
| **Net operating profit** | **124,7** | **90,2** | **205,3** | **114,8** | **80,5** | **182,7** | **13,2** | **10,9** | **22,0** | **3,4** | **7,2** | **17,8** | **(6,7)** | **(8,4)** | **(17,2)** |
| Net financials*** | (4,5) | (21,2) | (69,9) | (24,1) | (21,3) | (74,2) | (2,7) | (5,8) | (8,0) | 0,4 | 0,6 | 0,6 | 21,9 | 5,3 | 11,7 |
| Financial instruments**** | 16,1 | 11,3 | 47,6 | 32,7 | 11,3 | 47,6 | - | - | - | - | - | - | (16,6) | - | - |
| **Profit / (loss) before tax** | **136,3** | **80,2** | **183,0** | **123,3** | **70,5** | **156,1** | **10,6** | **5,1** | **14,0** | **3,9** | **7,7** | **18,4** | **(1,5)** | **(3,0)** | **(5,5)** |
| *Tax* | (9,2) | (9,7) | (14,3) | (2,0) | (2,9) | (16,3) | (4,4) | (4,2) | (8,2) | (1,6) | (1,1) | (3,1) | (1,3) | (1,5) | 13,3 |
| **Profit / (loss) for the period** | **127,1** | **70,5** | **168,7** | **121,3** | **67,6** | **139,9** | **6,2** | **0,8** | **5,8** | **2,3** | **6,6** | **15,3** | **(2,7)** | **(4,5)** | **7,8** |
| | | | | | | | | | | | | | | | |
| **Minorities** | **(0,3)** | **0,1** | **(0,3)** | | | | | | | **(0,3)** | **0,1** | **(0,3)** | | | |

## Management Profit & loss report per business area*

(Unaudited)

*USD mill*

| 01.04. - 30.06 | TOTAL | | | SHIPPING | | | LOGISTICS | | | MARITIME SERVICES (1) | | | HOLDING (2) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q2 2005 | Q2 2004 | 2004 | Q2 2005 | Q2 2004 | 2004 | Q2 2005 | Q2 2004 | 2004 | Q2 2005 | Q2 2004 | 2004 | Q2 2005 | Q2 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 511,0 | 452,4 | 1 811,5 | 329,4 | 283,4 | 1 137,0 | 143,1 | 132,7 | 526,3 | 35,4 | 27,6 | 118,2 | 3,1 | 8,7 | 30,0 |
| **Primary operating profit**** | **107,3** | **95,7** | **359,6** | **89,5** | **83,2** | **311,8** | **12,7** | **10,2** | **37,1** | **3,8** | **5,0** | **23,2** | **1,3** | **(2,7)** | **(12,6)** |
| Depreciation & amortisation | (35,4) | (38,9) | (154,3) | (29,4) | (32,4) | (129,1) | (3,4) | (3,9) | (15,2) | (1,3) | (1,4) | (5,4) | (1,3) | (1,2) | (4,6) |
| **Net operating profit** | **72,0** | **56,8** | **205,3** | **60,1** | **50,8** | **182,7** | **9,4** | **6,3** | **22,0** | **2,5** | **3,6** | **17,8** | **(0,0)** | **(3,9)** | **(17,2)** |
| Net financials*** | 0,5 | (11,8) | (69,9) | (10,6) | (11,2) | (74,2) | (1,0) | (3,9) | (8,0) | 0,3 | 0,3 | 0,6 | 11,9 | 3,0 | 11,7 |
| Financial instruments**** | (8,8) | 6,2 | 47,6 | (3,4) | 6,2 | 47,6 | - | - | - | - | - | - | (5,4) | - | - |
| **Profit / (loss) before tax** | **63,8** | **51,2** | **183,0** | **46,1** | **45,8** | **156,1** | **8,3** | **2,4** | **14,0** | **2,9** | **3,9** | **18,4** | **6,5** | **(0,9)** | **(5,5)** |
| Tax | (5,1) | (5,6) | (14,3) | (0,4) | (1,9) | (16,3) | (2,7) | (2,2) | (8,2) | (0,9) | (0,6) | (3,1) | (1,1) | (1,0) | 13,3 |
| **Profit / (loss) for the period** | **58,6** | **45,6** | **168,7** | **45,7** | **43,9** | **139,9** | **5,6** | **0,3** | **5,8** | **1,9** | **3,4** | **15,3** | **5,4** | **(1,9)** | **7,8** |
| | | | | | | | | | | | | | | | |
| **Minorities** | **(0,2)** | **0,2** | **(0,3)** | | | | | | | **(0,2)** | **0,2** | **(0,3)** | | | |

**1)** Sales gains related to the operations of terminals are included with MUSD 0,7 in 4th quarter 2004.
**2)** Sales gains related to crew vessels are included with MUSD 0,9 in 4th quarter 2004.

*** Proportionate method used for Joint Ventures**
**** Cash setteled portion of bunker hedge swaps is included in primary operating profit**
***** Net financials excluding changes in market valuations of financial instruments**
****** Financial instruments - changes in market valuations of bunker hedging, currency and exchange rate swaps**

# Wilh. Wilhelmsen group

## Profit & loss statemenet

(Unaudited figures)

USD mill

| 01.04-30.06 2005 | 01.04-30.06 2004 | | 01.01-30.06 2005 | 01.01-30.06 2004 | 2004 |
|---|---|---|---|---|---|
| | | **Operating income** | | | |
| 66 | 59 | Freight revenue | 120 | 109 | 229 |
| 34 | 30 | Other operating revenue | 65 | 58 | 121 |
| 28 | 20 | Share of profits from associates and joint ventures | 80 | 30 | 72 |
| | | Gain on sale of assets | | | 3 |
| **128** | **109** | **Total operating income** | **266** | **197** | **425** |
| | | **Operating expenses** | | | |
| (2) | (1) | Voyage expenses | (2) | (1) | (3) |
| (11) | (8) | Vessel expenses | (18) | (16) | (31) |
| (0) | (2) | Charter expenses | (2) | (4) | (9) |
| (30) | (27) | Wages and remunerations | (61) | (51) | (107) |
| (12) | (14) | Other expenses | (27) | (28) | (58) |
| (12) | (14) | Depreciation and amortisation | (25) | (28) | (56) |
| **(67)** | **(66)** | **Total operating expenses** | **(136)** | **(128)** | **(264)** |
| **61** | **43** | **Net operating profit** | **129** | **69** | **161** |
| | | **Financials** | | | |
| 20 | 9 | Financial income | 35 | 15 | 18 |
| (9) | (4) | Financial expenses | (17) | (9) | (17) |
| (10) | | Financial instruments | (16) | | |
| **1** | **5** | **Net financials** | **2** | **6** | **1** |
| **62** | **48** | **Profit / (loss) before tax** | **131** | **75** | **162** |
| (3) | (2) | Tax | (4) | (4) | 7 |
| **59** | **46** | **Profit / (loss) for the period** | **127** | **71** | **169** |
| | | **Of which minority interests** | | | |
| 1,23 | 0,96 | Earnings per share (USD) | 2,65 | 1,48 | 3,51 |
| 1,23 | 0,96 | Diluted earnings per share (USD) | 2,65 | 1,48 | 3,51 |

# Wilh. Wilhelmsen group

## Balance sheet

(Unaudited)

USD mill

| | 30.06.2005 | 30.06.2004 | 31.12.2004 |
|---|---|---|---|
| **Fixed assets** | | | |
| Deferred tax asset | 23 | 22 | 22 |
| Goodwill and intangible assets | 27 | 23 | 25 |
| Vessels, property, fixtures | 716 | 664 | 697 |
| Pension assets | 4 | 4 | 5 |
| Investments in associates | 491 | 308 | 430 |
| Other long-term assets | 69 | 70 | 64 |
| **Total fixed assets** | **1 330** | **1 091** | **1 243** |
| **Current assets** | | | |
| Other current assets | 94 | 81 | 84 |
| Short-term financial investments | 134 | 97 | 121 |
| Cash and bank deposits | 254 | 91 | 131 |
| **Total current assets** | **482** | **270** | **336** |
| **Total assets** | **1 812** | **1 361** | **1 579** |
| **Equity** | | | |
| Paid-in capital *) | 125 | 125 | 125 |
| Retained earnings | 690 | 524 | 607 |
| Minority interests | 2 | 1 | 1 |
| **Total equity** | **817** | **650** | **733** |
| **Provisions for liabilities** | | | |
| Pension liabilities | 65 | 66 | 70 |
| Deferred tax | 19 | 28 | 11 |
| **Total provision for liabilities** | **84** | **94** | **81** |
| **Long-term liabilities** | | | |
| Long-term interest-bearing debt | 606 | 435 | 544 |
| Other long-term liabilities | 16 | 4 | 10 |
| **Total long-term liabilities** | **622** | **439** | **554** |
| **Current liabilities** | | | |
| Tax payable | 1 | | 1 |
| Public duties payable | 10 | 9 | 14 |
| Other current liabilities | 278 | 169 | 196 |
| **Total current liabilities** | **289** | **178** | **211** |
| **Total equity and liabilities** | **1 812** | **1 361** | **1 579** |

*) At 30.06.2005 the group owns 1 654 176 own shares at a nominal value of approximately USD 5 million.

# Wilh. Wilhelmsen group
# Cash flow statement
(Unaudited)

USD mill

| | 01.01-30.06 2005 | 01.01-30.06 2004 |
|---|---|---|
| Cash flow from operating activities | 136 | 56 |
| Cash flow from investing activities | (52) | (49) |
| Cash flow from financing activities | 39 | (67) |
| **Net change in cash and cash equivalents** | **123** | **(60)** |
| Cash and cash equivalents at 01.01 | 131 | 151 |
| **Cash and cash equivalents at 30.06** | **254** | **91** |

# Wilh. Wilhelmsen group
# Statement of changes in equity
(Unaudited)

USD mill

| | 01.01-30.06 2005 | 01.01-30.06 2004 |
|---|---|---|
| **Equity at 01.01** | **733** | **603** |
| Net profit/(loss) for the period | 127 | 71 |
| Dividend payment | (30) | (7) |
| Implementation IAS 32 and 39 - Financial instruments | 1 | |
| Financial instruments, hedge accounting | 1 | |
| Purchase of own shares | | (3) |
| Options | 2 | |
| Currency translation adjustments/other | (17) | (14) |
| **Equity at 30.06** | **817** | **650** |

# Wilh. Wilhelmsen group

## Profit & loss statement per business area
(Unaudited)

USD mill

| 01.01. - 30.06 | TOTAL | | | SHIPPING | | | LOGISTICS | | | MARITIME SERVICES (1) | | | HOLDING (2) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 | YTD 2005 | YTD 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 265,5 | 197,1 | 424,9 | 177,0 | 119,9 | 254,6 | 6,2 | 0,8 | 5,8 | 66,0 | 55,1 | 118,2 | 16,3 | 21,3 | 46,3 |
| **Primary operating profit** | **154,5** | **97,1** | **216,7** | **146,0** | **92,4** | **200,3** | **6,2** | **0,8** | **5,8** | **6,4** | **9,8** | **23,2** | **(4,2)** | **(6,0)** | **(12,6)** |
| Depreciation & amortisation | (25,5) | (27,9) | (55,9) | (19,9) | (22,9) | (45,9) | - | - | - | (3,0) | (2,7) | (5,4) | (2,6) | (2,3) | (4,6) |
| **Net operating profit** | **129,1** | **69,2** | **160,7** | **126,1** | **69,5** | **154,3** | **6,2** | **0,8** | **5,8** | **3,4** | **7,2** | **17,8** | **(6,7)** | **(8,3)** | **(17,2)** |
| Net financials | 1,8 | 5,8 | 0,8 | (3,9) | (0,1) | (11,5) | - | - | - | 0,4 | 0,6 | 0,6 | 5,3 | 5,3 | 11,7 |
| **Profit / (loss) before tax** | **130,9** | **75,0** | **161,6** | **122,3** | **69,5** | **142,9** | **6,2** | **0,8** | **5,8** | **3,9** | **7,7** | **18,4** | **(1,5)** | **(3,0)** | **(5,5)** |
| Tax | (3,8) | (4,5) | 7,2 | (1,0) | (1,9) | (3,0) | - | - | - | (1,6) | (1,1) | (3,1) | (1,3) | (1,5) | 13,3 |
| **Profit / (loss) for the period** | **127,1** | **70,5** | **168,7** | **121,3** | **67,6** | **139,9** | **6,2** | **0,8** | **5,8** | **2,3** | **6,6** | **15,3** | **(2,7)** | **(4,5)** | **7,8** |
| | | | | | | | | | | | | | | | |
| **Minorities** | (0,3) | 0,1 | (0,3) | | | | | | | (0,3) | 0,1 | (0,3) | | | |

## Profit & loss statement per business area
(Unaudited)

USD mill

| 01.04. - 30.06 | TOTAL | | | SHIPPING | | | LOGISTICS | | | MARITIME SERVICES (1) | | | HOLDING (2) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q2 2005 | Q2 2004 | 2004 | Q2 2005 | Q2 2004 | 2004 | Q2 2005 | Q2 2004 | 2004 | Q2 2005 | Q2 2004 | 2004 | Q2 2005 | Q2 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 128,4 | 108,6 | 424,9 | 78,8 | 68,6 | 254,6 | 5,6 | 0,3 | 5,8 | 35,4 | 27,6 | 118,2 | 8,6 | 12,1 | 46,3 |
| **Primary operating profit** | **73,4** | **56,9** | **216,7** | **62,6** | **54,4** | **200,3** | **5,6** | **0,3** | **5,8** | **3,8** | **5,0** | **23,2** | **1,3** | **(2,7)** | **(12,6)** |
| Depreciation & amortisation | (12,4) | (13,8) | (55,9) | (9,8) | (11,3) | (45,9) | - | - | - | (1,3) | (1,4) | (5,4) | (1,3) | (1,2) | (4,6) |
| **Net operating profit** | **60,9** | **43,1** | **160,7** | **52,8** | **43,1** | **154,3** | **5,6** | **0,3** | **5,8** | **2,5** | **3,6** | **17,8** | **(0,0)** | **(3,9)** | **(17,2)** |
| Net financials | 0,8 | 4,5 | 0,8 | (6,1) | 1,2 | (11,5) | - | - | - | 0,3 | 0,3 | 0,6 | 6,5 | 3,0 | 11,7 |
| **Profit / (loss) before tax** | **61,7** | **47,6** | **161,6** | **46,7** | **44,3** | **142,9** | **5,6** | **0,3** | **5,8** | **2,9** | **3,9** | **18,4** | **6,5** | **(0,9)** | **(5,5)** |
| Tax | (3,1) | (2,0) | 7,2 | (1,0) | (0,4) | (3,0) | - | - | - | (0,9) | (0,6) | (3,1) | (1,1) | (1,0) | 13,3 |
| **Profit / (loss) for the period** | **58,6** | **45,6** | **168,7** | **45,7** | **43,9** | **139,9** | **5,6** | **0,3** | **5,8** | **1,9** | **3,4** | **15,3** | **5,4** | **(1,9)** | **7,8** |
| | | | | | | | | | | | | | | | |
| **Minorities** | (0,2) | 0,2 | (0,3) | | | | | | | (0,2) | 0,2 | (0,3) | | | |

1) Sales gains related to the operations of terminals are included with MUSD 0,7 in 4th quarter 2004.
2) Sales gains related to crew vessels are included with MUSD 0,9 in 4th quarter 2004.

**Wilh. Wilhelmsen**

**Information Department**
Press contact:
**Information Director** Telephone: +47 67 58 41 60
**Cecilie Stray** Mobile: +47 977 00 802
Strandveien 20 Telefax: +47 67 58 44 96
NO-1324 Lysaker Private: +47 67 14 83 43
Norway E-mail: cecilie.stray@ww-group.com
Internet: www.ww-group.com

## Report for the first quarter of 2005

The first quarter ended very positively for Wilh. Wilhelmsen ASA (WW) compared with the corresponding period of 2004.

Underlying operations by the group showed a clear improvement. Net operating profit came to USD 53 million in the first quarter as against USD 33 million for the same period of last year. Adjusted for market value changes relating to financial instruments and other corrections, net operating profit for the first quarter in accordance with the new International Financial Reporting Standards (IFRS) was USD 68 million. That represented an improvement of USD 42 million from USD 26 million for the same period of 2004.

Following the transition to the IFRS, market price adjustments related to financial instruments had a positive effect of about USD 35 million on the interim accounts. This refers almost wholly to hedging transactions relating to bunkers.

Overall, WW entered 2005 at a far higher tempo than was the case a year earlier. The shipping segment made a particular contribution to the group's best-ever first-quarter results. Shipment of cars, high and heavy (H&H) cargoes and non-containerised cargoes (NCC) yielded solid revenues.

**Shipping**
The shipping segment achieved a net operating profit of USD 73.4 million for the first quarter, compared with USD 26.4 million in the same period of 2004. Profit before taxes came to USD 75.6 million as against USD 25.1 million for the first quarter of last year.

A combination of good cargo availability, efficiency improvements for WW's operations and increased cooperation between group companies made a particular contribution to the good result.

Cargo availability is very good in all trades and for all segments, with the Europe-Oceania, Asia-America and Asia-Europe routes doing best.

The big challenge is to find suitable tonnage for meeting the increased demand. This has led to heavy pressure on the charter market, where rates are rising.

About 150 ships currently serve the global network of routes operated by EUKOR Car Carriers Inc (EUKOR), Wallenius Wilhelmsen Lines AS (WWL) and American Roll-On Roll-Off Carrier LLC (ARC). The newbuilding programme for these companies embrace 28 vessels due for delivery over the next few years.

M/V Toledo was delivered by Mitsubishi Heavy Industries in Japan during the first quarter. This vessel is the second in a series of 10 pure car/truck carriers (PCTC) which WW will be introducing steadily to the WWL and EUKOR fleets up to 2007.

The ARC fleet is being expanded from five to eight ships, helping to expand the service offered to the Middle East. These vessels are being transferred from the company's two owners, WW and Walleniusrederierna (OW).

**Logistics**

The logistics segment achieved a net operating profit of USD 0.6 million for the first quarter as against USD 0.6 million in the same period of 2004. Profit before taxes came to USD 0.6 million, compared with USD 0.6 million in the first three months of last year.

The disappointing development in earnings is down to Compagnie d'Affrètement et de Transport SA (CAT), which had a poorer start to 2005 than expected because of a generally weak trend for new European car sales during the first quarter and reduced transport volumes for Renault. Developments at the beginning of the second quarter have been positive.

Korean logistics company Glovis is making the expected progress since WW acquired a 25 per cent shareholding in late 2004. WW's share of net profit for the first quarter was USD 1 million after USD 2 million in amortisation on customer contracts. The group's share of dividend for 2004 was USD 1 million, paid in April 2005.

WW strengthened its strategic position as a logistics supplier to the car industry, including in the US market, by acquiring 50 per cent of the shares in Distribution and Auto Services Inc. (DAS). This is the distributor for Nissan North America. DAS is expected to have an annual turnover of about USD 400 million. WW's investment in the company totals USD 5-10 million. This acquisition is primarily of strategic significance, and its immediate impact on results is expected to be limited.

EUKOR has resolved to invest in terminals at Pyongtaek in South Korea (50 per cent interest) and Wallhamn on the Swedish west coast (25 per cent interest). The Korean facility will be built up from scratch and is due to be operational in 2007.

**Maritime services**

The maritime services segment achieved a net operating profit of USD 0.9 million for the first quarter, compared with USD 3.6 million in the same period of 2004. Profit before taxes came to USD 1 million as against USD 3.8 million in the first three months of last year.

Port services and logistics is the principal contributor to the positive result. The general increase in activity in the maritime transport sector means more port calls than in the corresponding period of last year. The Africa/Middle-East/Black Sea (AMB) and Asia/Oceania regions witnessed a particular rise in volumes. As in last year's first quarter, poor US results pulled down the overall figure.

Wilhelmsen Bunkers also achieved a good result in the first quarter, which was an improvement from the same period of 2004.

Profit from ship management and crewing was stable. Recently-concluded ship management contracts are expected to have an impact on future accounting figures.

Barber Ship Management (BSM) achieved a breakthrough in the liquefied natural gas market by securing management contracts for five LNG carriers. Management of 20 EUKOR car carriers is also being taken over by BSM, and this process is due to be completed during the first half of 2005.

Results for Barber Software Solutions (BASS) were as planned in the first quarter, but this information technology company needs new contracts to meet its budget targets for the year.

Wilhelmsen Maritime Services (WMS) was formally established on 1 January 2005, and will gradually integrate operations in the Barber International and Barwil service companies. This process is proceeding as planned. WMS aims to be a large, heavyweight and important innovator in the maritime services sector, which supports WW's ambition of being a leading global provider of

such services. Converting from the former Barber and Barwil to WMS set its stamp on this quarter. Costs relating to this restructuring work and to options totalled USD 3.2 million. Underlying operations were better than in the same period of 2004.

WMS opened new offices in Ukraine, Vietnam, Brazil and Colombia during the first quarter. WW had not been represented in the last of these countries before.

**Other activities**

Wilhelmsen Offshore & Chartering embraces Abeer Marine Services (AMS) and Sea Launch Logistics. AMS achieved a particularly positive performance because of increased activity in the offshore market. Its current fleet comprises 34 small crew/offshore boats operating in south-east Asia and the Persian Gulf.

As in 2004, the Dockwise heavy transport company experienced a weak start to the year. But an improvement can already be seen and a good result for the year is expected.

**Finance**

WW achieved a net operating profit under the IFRS of USD 68 million for the first quarter, compared with USD 26 million for the same period of 2004.

The first three months of 2005 yielded a profit before taxes under the IFRS of USD 69 million, an improvement of USD 42 million from a pre-tax profit of USD 27 million in the same period of last year.

Total operating income under the IFRS was USD 137 million in the first quarter as against USD 89 million in the corresponding three months of 2004.

Total operating income from the group's wholly- and partly-owned companies, including its share of income from associates, came to USD 475 million. This represented a substantial increase from USD 422 million in the first quarter of last year.

WW became the first Norwegian industrial group to raise a 15-year bond loan in the domestic market during the first quarter.

The interim accounts are based for the first time on the IFRS, which have been introduced with the aim of promoting international standards. The change in accounting principle for financial instruments has had a particular impact on WW.

Where the group is concerned, this means in part that unrealised changes in the value of bunkers hedging contracts are now reflected continuously in the interim accounts for each period. That contrasts with earlier practice. Derivatives relating to currencies and interest rates have also been restated, but are less significant.

Bunkers prices are at a historically high level, peaking close to USD 250 per tonne. The bulk of WW's bunkers is hedged through bunkers clauses and hedge transactions concluded when prices were much lower. A significant proportion of the group's consumption has been hedged to the end of 2006 at advantageous prices. With the hedge transactions carried out by the group, the new IFRS have major positive effects on the interim accounts. This is a purely accounting effect. In real terms, the group will never be served by high bunkers prices. However, the bunkers clauses and hedge transactions will reduce the negative impact.

The estimated value of the group's option programme for senior executives has been expensed in its entirety, in accordance with IFRS 2. Just over USD 2 million has been charged against income.

Further information and comparative figures on the transition to the IFRS are provided in WW's *IFRS Transition Report*. This document was published on the Oslo Stock Exchange on 6 April 2005, when the implementation effects were also presented at the group's Capital Market Day.

Uncertainty and different interpretations prevail in relation to guidelines from the IFRS and the International Accounting Standards Board (IASB). The group would accordingly emphasise that the IFRS opening balance sheet and all adjustments/changes made on the basis of the IFRS reflect the group's present understanding and interpretation of these standards. Possible significant changes in the group's interpretation of the IFRS will be duly communicated.

**Prospects**

We are maintaining the expectation we expressed in the preliminary annual report for 2004 that the result for 2005 will be better than for last year, providing no changes occur in the value of financial instruments.

Lysaker, 4 May 2005
The board of directors of Wilh. Wilhelmsen ASA

**The Wilh. Wilhelmsen ASA shipping company is a leading international provider of maritime services. With 269 offices in 66 countries, the group employs some 12 000 people and has roughly 15 000 employees all told when partly-owned companies are included.**

**For additional information, see the WW web site at www.ww-group.com.**

# Wilh. Wilhelmsen group
# Income statement
(Unaudited)

| USD mill. | 01.01-31.03 2005 | 01.01-31.03 2004 | 2004 |
|---|---|---|---|
| **Operating income** | | | |
| Freight revenue | 55 | 50 | 229 |
| Other operating revenue | 31 | 29 | 121 |
| Share of profits from associates and joint ventures | 51 | 10 | 72 |
| Gain on sale of assets | | | 3 |
| **Total operating income** | **137** | **89** | **425** |
| **Operating expenses** | | | |
| Voyage expenses | | (1) | (3) |
| Vessel expenses | (8) | (8) | (31) |
| Charter expenses | (1) | (2) | (9) |
| Wages and remunerations | (31) | (24) | (107) |
| Other expenses | (16) | (14) | (58) |
| Depreciation and amortisation | (13) | (14) | (56) |
| **Total operating expenses** | **(69)** | **(63)** | **(264)** |
| **Net operating profit** | **68** | **26** | **161** |
| **Financials** | | | |
| Financial income | 15 | 6 | 18 |
| Financial expenses | (8) | (5) | (17) |
| Financial instruments | (6) | | |
| **Net financials** | **1** | **1** | **1** |
| **Profit / (loss) before tax** | **69** | **27** | **162** |
| Tax | (1) | (2) | 7 |
| **Profit / (loss) for the period** | **68** | **25** | **169** |
| **Of which minority interests** | | | |
| Earnings per share (USD) | 1,42 | 0,52 | 3,51 |
| Diluted earnings per share (USD) | 1,42 | 0,52 | 3,51 |

# Wilh. Wilhelmsen group

## Balance sheet

**(Unaudited)**

| USD mill. | 31.03.2005 | 31.03.2004 | 31.12.2004 |
|---|---|---|---|
| **Fixed assets** | | | |
| Deferred tax asset | 23 | 22 | 22 |
| Goodwill and intangible assets | 25 | 21 | 25 |
| Vessels, property, fixtures | 725 | 671 | 697 |
| Pension assets | 4 | 4 | 5 |
| Investments in associates | 468 | 284 | 430 |
| Other long-term assets | 69 | 65 | 64 |
| **Total fixed assets** | **1 314** | **1 067** | **1 243** |
| **Current assets** | | | |
| Other current assets | 100 | 84 | 84 |
| Short-term financial investments | 152 | 88 | 121 |
| Cash and bank deposits | 161 | 97 | 131 |
| **Total current assets** | **413** | **269** | **336** |
| **Total assets** | **1 727** | **1 336** | **1 579** |
| **Equity** | | | |
| Paid-in capital *) | 125 | 125 | 125 |
| Retained earnings | 669 | 495 | 607 |
| Minority interests | 1 | 1 | 1 |
| **Total equity** | **795** | **621** | **733** |
| **Provisions for liabilities** | | | |
| Pension liabilities | 70 | 67 | 70 |
| Deferred tax | 15 | 28 | 11 |
| **Total provision for liabilities** | **85** | **95** | **81** |
| **Long-term liabilities** | | | |
| Long-term interest-bearing debt | 571 | 452 | 544 |
| Other long-term liabilities | 15 | 2 | 10 |
| **Total long-term liabilities** | **586** | **454** | **554** |
| **Current liabilities** | | | |
| Tax payable | 1 | 4 | 1 |
| Public duties payable | 15 | 10 | 14 |
| Other current liabilities | 245 | 152 | 196 |
| **Total current liabilities** | **261** | **166** | **211** |
| **Total equity and liabilities** | **1 727** | **1 336** | **1 579** |

*) At 31.03.2005 the group owns 1 667 176 own shares at a nominal value of approximately USD 5 million.

## Wilh. Wilhelmsen group
## Key IFRS figures business areas
(Unaudited)

USD mill.

| 2005 | TOTAL | | | SHIPPING | | | LOGISTICS | | | MARITIME SERVICES (1) | | | HOLDING (2) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 2005 | Q1 2004 | 2004 | Q1 2005 | Q1 2004 | 2004 | Q1 2005 | Q1 2004 | 2004 | Q1 2005 | Q1 2004 | 2004 | Q1 2005 | Q1 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 137,1 | 88,6 | 424,9 | 98,2 | 51,3 | 254,6 | 0,6 | 0,6 | 5,8 | 30,6 | 27,5 | 118,2 | 7,7 | 9,2 | 46,3 |
| **Primary operating profit** | **81,2** | **40,2** | **216,7** | **83,4** | **38,1** | **200,3** | **0,6** | **0,6** | **5,8** | **2,6** | **4,9** | **23,2** | **(5,4)** | **(3,4)** | **(12,6)** |
| Depreciation & amortisation | (13,0) | (14,1) | (55,9) | (10,0) | (11,6) | (45,9) | - | - | - | (1,7) | (1,3) | (5,4) | (1,3) | (1,2) | (4,6) |
| **Net operating profit** | **68,2** | **26,1** | **160,8** | **73,4** | **26,5** | **154,4** | **0,6** | **0,6** | **5,8** | **0,9** | **3,6** | **17,8** | **(6,7)** | **(4,6)** | **(17,2)** |
| Net financials | 1,1 | 1,3 | 0,8 | 2,2 | (1,3) | (11,5) | - | - | - | 0,1 | 0,3 | 0,6 | (1,2) | 2,3 | 11,7 |
| **Profit / (loss) before tax** | **69,3** | **27,4** | **161,6** | **75,6** | **25,2** | **142,9** | **0,6** | **0,6** | **5,8** | **1,0** | **3,9** | **18,4** | **(7,9)** | **(2,3)** | **(5,5)** |
| Tax | (0,8) | (2,5) | 7,1 | - | (1,5) | (3,0) | - | - | - | (0,6) | (0,6) | (3,1) | (0,2) | (0,4) | 13,2 |
| **Profit / (loss) for the period** | **68,5** | **24,9** | **168,7** | **75,6** | **23,7** | **139,9** | **0,6** | **0,6** | **5,8** | **0,4** | **3,3** | **15,3** | **(8,1)** | **(2,7)** | **7,7** |
| | | | | | | | | | | | | | | | |
| **Minorities** | **(0,1)** | **(0,0)** | **(0,3)** | | | | | | | **(0,1)** | **(0,0)** | **(0,3)** | | | |

1) Sales gains related to the operations of terminals are included with MUSD 0.7 in 4th quarter 2004.
2) Sales gains related to crew vessels are included with MUSD 0.9 in 4th quarter 2004.

## Key IFRS figures business areas
### Comparison figures 2004
(Unaudited)

USD mill.

| 2004 | TOTAL | | | | SHIPPING | | | | LOGISTICS | | | | MARITIME SERVICES (1) | | | | HOLDING (2) | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| **Profit & Loss** | | | | | | | | | | | | | | | | | | | | |
| Total operating income | 88,6 | 108,6 | 119,6 | 108,2 | 51,3 | 68,6 | 78,0 | 56,6 | 0,6 | 0,3 | 0,7 | 4,2 | 27,5 | 27,6 | 29,2 | 33,9 | 9,2 | 12,1 | 11,7 | 13,5 |
| **Primary operating profit** | **40,2** | **56,9** | **68,2** | **51,4** | **38,1** | **54,4** | **65,3** | **42,5** | **0,6** | **0,3** | **0,7** | **4,2** | **4,9** | **5,0** | **5,5** | **7,8** | **(3,4)** | **(2,8)** | **(3,3)** | **(3,1)** |
| Depreciation & amortisation | (14,1) | (13,8) | (13,7) | (14,4) | (11,6) | (11,3) | (11,3) | (11,7) | - | - | - | - | (1,3) | (1,4) | (1,1) | (1,7) | (1,2) | (1,1) | (1,3) | (1,0) |
| **Net operating profit** | **26,1** | **43,1** | **54,5** | **37,0** | **26,5** | **43,1** | **54,0** | **30,8** | **0,6** | **0,3** | **0,7** | **4,2** | **3,6** | **3,6** | **4,4** | **6,1** | **(4,6)** | **(3,9)** | **(4,6)** | **(4,1)** |
| Net financials | 1,3 | 4,5 | (1,4) | (3,6) | (1,3) | 1,2 | (2,2) | (9,1) | - | - | - | - | 0,3 | 0,3 | (0,5) | 0,6 | 2,3 | 3,0 | 1,3 | 4,9 |
| **Profit / (loss) before tax** | **27,4** | **47,6** | **53,1** | **33,4** | **25,2** | **44,3** | **51,8** | **21,7** | **0,6** | **0,3** | **0,7** | **4,2** | **3,9** | **3,9** | **3,9** | **6,7** | **(2,3)** | **(0,9)** | **(3,3)** | **0,8** |
| Tax | (2,5) | (2,0) | (4,0) | 15,7 | (1,5) | (0,4) | (2,9) | 1,7 | - | - | - | - | (0,6) | (0,5) | (1,0) | (1,0) | (0,4) | (1,1) | (0,1) | 15,0 |
| **Profit / (loss) for the period** | **24,9** | **45,6** | **49,1** | **49,1** | **23,7** | **43,9** | **48,9** | **23,4** | **0,6** | **0,3** | **0,7** | **4,2** | **3,3** | **3,4** | **2,9** | **5,7** | **(2,7)** | **(2,0)** | **(3,4)** | **15,8** |
| | | | | | | | | | | | | | | | | | | | | |
| **Minorities** | **0,0** | **(0,2)** | **(0,2)** | **(0,1)** | | | | | | | | | **0,0** | **(0,2)** | **(0,2)** | **(0,1)** | | | | |

## Wilh. Wilhelmsen group
## Cash flow statement
(Unaudited)

USD mill.

| | 01.01-31.03 2005 | 01.01-31.03 2004 |
|---|---|---|
| Cash flow from operating activities | 44 | 22 |
| Cash flow from investing activities | (46) | (35) |
| Cash flow from financing activities | 32 | (41) |
| **Net change in cash and cash equivalents** | **30** | **(54)** |
| Cash and cash equivalents at 01.01 | 131 | 151 |
| **Cash and cash equivalents at 31.03** | **161** | **97** |

## Wilh. Wilhelmsen group
## Statement of changes in equity
(Unaudited)

USD mill.

| | 01.01-31.03 2005 | 01.01-31.03 2004 |
|---|---|---|
| **Equity at 01.01** | **733** | **603** |
| Net profit/(loss) for the period | 68 | 25 |
| Implementation IAS 32 and 39 - Financial instruments | 1 | |
| Financial instruments, hedge accounting | 3 | |
| Options | 2 | |
| Currency translation adjustments/other | (12) | (7) |
| **Equity at 31.03** | **795** | **621** |

# Supplementary information

In Wilh. Wilhelmsen group's interim reports the equity method is applied for joint ventures. This method provides a fair summary of the group's financial position. During the day to day operations, management are using the proportionate method for their financial decision making basis. The report based on the proportionate method for all material jointly controlled interests in the Shipping and Logistics segments, is presented below. See the IFRS transition report issued at the Capital Market Day 6 April 2005, for further information (www.ww-group.com).

**Comments to the Management profit & loss report**
*Primary operating profit:* In the Management profit & loss report the cash settled portion of bunker hedge swaps is included in primary operating profit by reduction of voyage related expenses. In the official IFRS financial statements the cash settled portion of bunker hedge swaps is classified as financial instruments.

*Financial instruments*: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, currency and exchange rate swaps. In the official IFRS financial statements the cash settled portion of bunker hedge swaps is classified as a financial instrument as well.

## Management profit & loss report
(Unaudited)

USD mill.

| 2005 | TOTAL | | | SHIPPING | | | LOGISTICS | | | MARITIME SERVICES (1) | | | HOLDING (2) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 2005 | Q1 2004 | 2004 | Q1 2005 | Q1 2004 | 2004 | Q1 2005 | Q1 2004 | 2004 | Q1 2005 | Q1 2004 | 2004 | Q1 2005 | Q1 2004 | 2004 |
| **Profit & Loss** | | | | | | | | | | | | | | | |
| Total operating income | 475,2 | 422,1 | 1 811,5 | 319,4 | 258,8 | 1 137,0 | 122,3 | 129,6 | 526,3 | 30,3 | 27,5 | 118,2 | 3,2 | 6,2 | 30,0 |
| **Primary operating profit** | **89,2** | **72,5** | **359,6** | **84,8** | **62,2** | **311,8** | **7,3** | **8,7** | **37,2** | **2,6** | **4,9** | **23,2** | **(5,5)** | **(3,3)** | **(12,6)** |
| Depreciation & amortisation | (36,5) | (39,1) | (154,3) | (30,1) | (32,4) | (129,1) | (3,4) | (4,1) | (15,2) | (1,7) | (1,3) | (5,4) | (1,3) | (1,3) | (4,6) |
| **Net operating profit** | **52,7** | **33,4** | **205,3** | **54,7** | **29,8** | **182,7** | **3,9** | **4,6** | **22,0** | **0,9** | **3,6** | **17,8** | **(6,8)** | **(4,6)** | **(17,2)** |
| Financial income and expenses | (5,0) | (9,4) | (69,9) | (13,5) | (10,1) | (74,2) | (1,6) | (1,9) | (8,0) | 0,1 | 0,3 | 0,6 | 10,0 | 2,3 | 11,7 |
| Financial instruments | 24,8 | 5,0 | 47,6 | 36,0 | 5,0 | 47,6 | - | - | - | - | - | - | (11,2) | - | - |
| **Profit / (loss) before tax** | **72,5** | **29,0** | **183,0** | **77,2** | **24,7** | **156,1** | **2,3** | **2,7** | **14,0** | **1,0** | **3,9** | **18,4** | **(8,0)** | **(2,3)** | **(5,5)** |
| Tax | (4,0) | (4,1) | (14,3) | (1,6) | (1,0) | (16,2) | (1,7) | (2,1) | (8,2) | (0,6) | (0,6) | (3,1) | (0,1) | (0,4) | 13,2 |
| **Profit / (loss) for the period** | **68,5** | **24,9** | **168,7** | **75,6** | **23,7** | **139,9** | **0,6** | **0,6** | **5,8** | **0,4** | **3,3** | **15,3** | **(8,1)** | **(2,7)** | **7,7** |
| | | | | | | | | | | | | | | | |
| **Minorities** | **(0,1)** | **(0,0)** | **(0,3)** | | | | | | | **(0,1)** | **(0,0)** | **(0,3)** | | | |

1) Sales gains related to the operations of terminals are included with MUSD 0.7 in 4th quarter 2004.
2) Sales gains related to crew vessels are included with MUSD 0.9 in 4th quarter 2004.

## Management profit & loss report
### Comparison figures 2004
(Unaudited)

USD mill.

| 2004 | TOTAL | | | | SHIPPING | | | | LOGISTICS | | | | MARITIME SERVICES (1) | | | | HOLDING (2) | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| **Profit & Loss** | | | | | | | | | | | | | | | | | | | | |
| Total operating income | 422,1 | 452,4 | 454,7 | 482,3 | 258,8 | 283,4 | 285,8 | 309,0 | 129,6 | 132,7 | 134,0 | 130,1 | 27,5 | 27,6 | 29,3 | 33,9 | 6,2 | 8,7 | 5,6 | 9,3 |
| **Primary operating profit** | **72,5** | **95,7** | **101,3** | **90,1** | **62,2** | **83,2** | **89,9** | **76,5** | **8,7** | **10,2** | **9,3** | **8,9** | **4,9** | **5,0** | **5,6** | **7,8** | **(3,3)** | **(2,7)** | **(3,5)** | **(3,1)** |
| Depreciation & amortisation | (39,1) | (38,9) | (38,0) | (38,3) | (32,4) | (32,4) | (31,9) | (32,3) | (4,1) | (3,9) | (3,8) | (3,3) | (1,3) | (1,4) | (1,1) | (1,7) | (1,3) | (1,2) | (1,2) | (1,0) |
| **Net operating profit** | **33,4** | **56,8** | **63,3** | **51,8** | **29,8** | **50,8** | **58,0** | **44,2** | **4,6** | **6,3** | **5,5** | **5,6** | **3,6** | **3,6** | **4,5** | **6,1** | **(4,6)** | **(3,9)** | **(4,7)** | **(4,1)** |
| Net financials | (9,4) | (11,8) | (12,3) | (36,4) | (10,1) | (11,2) | (10,6) | (42,2) | (1,9) | (3,9) | (2,5) | 0,3 | 0,3 | 0,3 | (0,6) | 0,6 | 2,3 | 3,0 | 1,4 | 4,9 |
| Financial instruments | 5,0 | 6,2 | 6,8 | 29,5 | 5,0 | 6,2 | 6,8 | 29,5 | - | - | - | - | - | - | - | - | - | - | - | - |
| **Profit / (loss) before tax** | **29,0** | **51,2** | **57,8** | **44,9** | **24,7** | **45,8** | **54,2** | **31,5** | **2,7** | **2,4** | **3,0** | **5,9** | **3,9** | **3,9** | **3,9** | **6,7** | **(2,3)** | **(0,9)** | **(3,3)** | **0,8** |
| Tax | (4,1) | (5,6) | (8,7) | 4,2 | (1,0) | (1,9) | (5,3) | (8,1) | (2,1) | (2,1) | (2,3) | (1,7) | (0,6) | (0,5) | (1,0) | (1,0) | (0,4) | (1,1) | (0,1) | 15,0 |
| **Profit / (loss) for the period** | **24,9** | **45,6** | **49,1** | **49,1** | **23,7** | **43,9** | **48,9** | **23,4** | **0,6** | **0,3** | **0,7** | **4,2** | **3,3** | **3,4** | **2,9** | **5,7** | **(2,7)** | **(2,0)** | **(3,4)** | **15,8** |
| | | | | | | | | | | | | | | | | | | | | |
| **Minorities** | **0,0** | **(0,2)** | **(0,2)** | **(0,1)** | | | | | | | | | **0,0** | **(0,2)** | **(0,2)** | **(0,1)** | | | | |

# Wilh. Wilhelmsen

**First Quarter 2005**
**4 May 2005**

# Annual report 2004 Wilh. Wilhelmsen







Amarante S Carvalho, second engineer, m/v Talisman



Gunnar O Gartland, master, m/v Talisman



Arvin P Salgado, fourth engineer, m/v Talisman

# FINANCIAL CALENDAR 2005


JANUARY
FEBRUARY
MARCH
APRIL
20.04
Annual report
04.05
Report 1st quarter
09.05
Annual general meeting
MAY
10.05
Quoted exclusive dividend
27.05
Payment of dividend
JUNE
JULY
28.07
Report 2rd quarter
AUGUST
SEPTEMBER
OCTOBER
27.10
Report 3rd quarter
NOVEMBER
DECEMBER

## CONTENTS






# Our group ranks today as one of Norway's leading centres of maritime expertise

Wilh. Wilhelmsen ASA's business concept is to be a leading international supplier of maritime transport and associated services based on expertise – and with the focus on customer needs.

We rank today as one of Norway's leading centres of maritime expertise. Half of our employees, who exceed 12 000 people, sail on over 250 ships. The rest work at 260 offices in 65 countries. Wallenius Wilhelmsen Lines, which we own 50 per cent, is one of the world's largest shipping groups involved in transporting all kinds of rolling cargo. This company currently controls 60 car and ro-ro carriers in a world-wide transport network. We own 40 per cent of Korea's EUKOR car carrier company, which ranks as one of the world's largest in its field and currently operates 85 car carriers. Together with Wallenius Lines, we hold about 50 per cent of the US-based companies American Roll-on/Roll-off Carriers, American Auto Logistics and American Logistics Network.

These interests make Wallenius Lines and Wilh. Wilhelmsen the world's largest players in car carrier and ro-ro operations.




Through our newly-established Wilhelmsen Maritime Services subsidiary, we cover a range of maritime services offered through Barber International for ship management and crewing and Barwil for ship agency and logistics activities. In addition come services such as maritime IT systems (BASS), bunkers broking (Wilhelmsen Bunkers), insurance (Wilhelmsen Insurance Services) and technical maritime consultancy (Barber Marine Consultants).

We have developed from a traditional shipping company, with the focus on owning and operating ships, to a global supplier of transport and logistical services. The emphasis will continue to lie on the maritime aspect, but we no longer regard the ownership of vessels as necessarily central to our operations. In all parts of the business, we clearly see that opportunities for growth and profits are biggest by far in those areas where we can primarily sell maritime knowledge and expertise.

Our principal challenge will be to continue developing this expertise in order to make the transition from acting primarily as a supplier of ship-based transport services to being able to offer solutions and organise transport from the producer all the way to the customer. In this value chain, we will be a maritime brand and a preferred business partner.



Agent Wim Vandepitte at Barwil Zeebrugge meets Simon Silveira, radio officer on m/v Talisman.



Jagmohan Singh Azrot, third engineer, m/v Talisman

Gilbert B Getalado, messman, m/v Talisman

Gunnar O Gartland, master, m/v Talisman

Wilhelm Nolte, truck repairman, m/v Talisman

Joel Dimacali, able seaman, m/v Talisman

Amarante S Carvalho, second engineer, m/v Talisman

# CORPORATE ORGANISATION AT 1 JANUARY 2005

**BOARD OF DIRECTORS**
Wilhelm Wilhelmsen (chair), Leif T Løddesøl (deputy chair), Odd Rune Austgulen, Helen Juell, Diderik Schnitler, Anders Chr Stray Ryssdal, Ingar Skaug (alternate), Sjur Galtung (alternate)

**INGAR SKAUG**
President & group chief executive

**SJUR GALTUNG**
Deputy group chief executive

**Corporate staff**

Finance/corporate control/legal
**SJUR GALTUNG**
Deputy group chief executive

Shipping/logistics
**ARILD B IVERSEN**
Senior vice president

Corporate business development
**SVEIN SØRLIE**
Senior vice president

Corporate communications
**CECILIE STRAY**
Vice president

Human resources
**KIRSTEN HAUNE**
Vice president

Organisational development
**MORTEN RAABE**
Vice president

Strategy/IT
**HELGE MOTHES**
Vice president

**Wilhelmsen Lines**
**Wilhelmsen Lines Shipowning**
**Wilhelmsen Offshore & Chartering**
ARILD B IVERSEN
President

**Wilhelmsen Maritime Services**
DAG SCHJERVEN
President

**Wallenius Wilhelmsen Lines (50%)**
NILS P DYVIK
President

**American Roll-on/Roll-off Carriers (50%)**
RAY EBELING
President

**EUKOR Car Carriers (40%)**
CARL-JOHAN HAGMAN
President

**Glovis (25%)**
JU EUN LEE
President

**Dockwise (21%)**
ANDRÉ GOËDÉE
President

**EXECUTIVE COMMITTEE FOR INDUSTRIAL DEMOCRACY IN FOREIGN TRADE SHIPPING**
Wilhelm Wilhelmsen,
Arild B Iversen, Sjur Galtung,
Ingar Skaug
Arne B Normann (employee repr),
Arne Schaufel (first alternate),
Åse K Sætre (employee repr),
Stein Erik Flø (first alternate)

**PRESIDENT AND GROUP CHIEF EXECUTIVE**
Ingar Skaug

**AUDITOR**
PricewaterhouseCoopers AS
State authorised accountant
Erling Elsrud







Vladimir S Again, second officer, m/v Talisman | Petter W Christiansen, chief officer, m/v Talisman | Asle R Olsen, superintendent, Barber Ship Management | Ricardo Monzon, able seaman, m/v Talisman | Rolf Zeichner, head, cargo superintendents' department, Wallenius Wilhelmsen, Bremerhaven | Gabriel B Afonso, catering officer, m/v Talisman

# KEY FIGURES CONSOLIDATED ACCOUNTS

| | | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|
| **Income statement** | | | | | | |
| Gross revenue | USD mill | 1 081 | 966 | 875 | 817 | 836 |
| Primary operating income | USD mill | 184 | 147 | 156 | 146 | 163 |
| Net operating income | USD mill | 111 | 72 | 71 | 67 | 81 |
| Income after associates | USD mill | 158 | 86 | 84 | 74 | 87 |
| Income before taxes | USD mill | 154 | 85 | 57 | 31 | 55 |
| Net income | USD mill | 155 | 78 | 54 | 27 | 48 |
| **Balance sheet** | | | | | | |
| Fixed assets | USD mill | 1 168 | 997 | 1 021 | 932 | 984 |
| Current assets | USD mill | 481 | 443 | 468 | 359 | 475 |
| Equity | USD mill | 666 | 577 | 505 | 469 | 496 |
| Interest-bearing debt | USD mill | 692 | 611 | 730 | 646 | 764 |
| Total assets | USD mill | 1 649 | 1 440 | 1 489 | 1 291 | 1 459 |
| **Key financial figures** | | | | | | |
| Cash flow (1) | USD mill | 216 | 158 | 139 | 108 | 133 |
| Liquid funds 31.12 (2) | USD mill | 297 | 258 | 256 | 217 | 297 |
| Liquidity ratio (3) | | 1.9 | 2.1 | 2.1 | 2.3 | 2.8 |
| Equity ratio (4) | % | 40% | 40% | 34% | 36% | 34% |
| **Yield** | | | | | | |
| Return on assets (5) | % | 13.9% | 9.0% | 7.5% | 6.3% | 8.8% |
| Return on equity (6) | % | 23.3% | 13.7% | 10.6% | 6.1% | 10.6% |
| **Key figures per share** | | | | | | |
| Earnings per share (7) | USD | 3.23 | 1.62 | 1.13 | 0.51 | 0.88 |
| Diluted earnings per share (8) | USD | 3.23 | 1.62 | 1.13 | 0.51 | 0.88 |
| Cash flow per share (9) | USD | 4.51 | 3.30 | 2.92 | 2.20 | 2.43 |
| Average number of shares (10) | (thousand) | 47 930 | 47 819 | 47 650 | 48 898 | 54 622 |

Definitions:
1) Net income adjusted for change in deferred tax, depreciation and write-down on assets.
2) Cash and bank deposits, bonds, certificates and shares (current assets).
3) Current assets divided by current liabilities.
4) Equity in percent of total assets.
5) Income before taxes plus interest expenses, in percent of average equity and interest-bearing debt.
6) Income before taxes minus payable taxes, in percent of average equity.
7) Net income after minority interests, divided by average number of shares.
8) Earnings per share taking into consideration the number of potential outstanding shares in the period.
9) Net income adjusted for change in deferred tax, depreciation and write-down on assets, divided by average number of shares.
10) Prior period figures have been revised to reflect the split of the share in two.








The Wilh. Wilhelmsen ASA (WW) group achieved a very good financial result for 2004. This represented a clear improvement from the year before, and all areas of the group's business reported positive results. Car, ro-ro and project cargo activities continued to make the biggest contribution to overall results. A further commitment to all parts of this segment also set its stamp on the year.

The group expects activity to remain high in 2005, and to achieve results which mark an improvement from 2004.

**ANNUAL ACCOUNTS**

Pursuant to section 3, sub-section 3 of the Norwegian Accounting Act, the annual accounts have been prepared under the assumption that the enterprise is a going concern.

**INCOME STATEMENT, DIVIDEND AND DISTRIBUTABLE EQUITY**

The group achieved an income before taxes of USD 154 million in 2004 and a net income of USD 155 million, compared with USD 85 million and USD 78 million respectively for the year before.

Net operating income came to USD 111 million as against USD 72 million in 2003. For further details, see the reports for the individual segments.

Overall gross revenue increased from USD 966 million in 2003 to USD 1 081 million. Net financial expenses were influenced by good financial markets and low interest costs in 2004, and came to USD 4 million as against USD 1 million the year before.

The board's proposal for allocating the net income for the year is as follows:

| NOK mill | |
|---|---|
| Parent company accounts | |
| Net income | 29 |
| Dividend | (390) |
| Other equity | 361 |
| **Total allocations** | **(29)** |

Distributable equity in the parent company totals NOK 1 274 million.

**CAPITAL AND FINANCE**

Long-term interest-bearing debt, including leasing obligations, increased by USD 84 million during the year. New debt drawn down was primarily applied to financing the acquisition of 25 per cent of the shares in Korean logistics company Glovis Co Ltd in December, and the delivery of the Torrens car carrier at the end of October. The average level of interest rates rose somewhat during the year but, since the group's average outstanding debt was rather lower overall than in 2003, total interest costs remained at the same level as the year before. The proportion of interest hedging was stable during 2004, at just over 40 per cent. The market value of interest hedge contracts at 31 December was a negative figure of about USD 6 million.

The group has long placed great weight on having access to several sources of borrowing, and maintained its activity in the Norwegian certificate and bond market. The group was awarded investment-grade ratings (BBB- to BBB) by key players in this market. For the first time, the group was able to place a seven-year bond loan totalling NOK 300 million in the Norwegian market. This was followed up with a 10-year bond loan of NOK 300 million on favourable terms. Outstanding certificates and bonds totalled USD 218 million at 31 December, compared with USD 116 million a year earlier.

Liquid assets were USD 297 million at 31 December. Undrawn committed drawing rights totalled USD 130 million, of which some USD 30 million functions as backstop for existing certificates and bonds with a remaining term of less than 12 months to maturity.

Part of the group's surplus liquidity is managed through investment in shares, bonds and struc-


Gross revenue
1200
1100
1000
900
800
700
600
500
400
300
200
1000
0
836
817
875
966
1 081
2000 2001 2002 2003 2004


Income after associates
200
180
160
140
120
100
80
60
40
20
0
87
74
84
86
158
2000 2001 2002 2003 2004


Net income
200
180
160
140
120
100
80
60
40
20
0
48
27
54
78
155
2000 2001 2002 2003 2004




tured products. Almost 35 per cent of this portfolio is placed in the Norwegian market. The raise on investment in stock and financial markets contributed to provide a return of 14 per cent, corresponding to USD 13 million, on the portfolio under management for 2004.

Revenues and expenses in the group are largely denominated in USD. About 40 per cent of WW's expenses are incurred in other currencies, primarily EUR, NOK, SEK, JPY and KRW, and parts of this currency exposure are covered by hedge contracts. With a normal currency hedging programme, overall analyses indicate that a 10 per cent change in the USD exchange rate against the group's currency expenses would have an accounting effect in the amount of about USD 5 million.

In connection with the group's newbuilding programme, a long-term leasing agreement with a total financing limit of about USD 135 million has been concluded with Lloyds TSB Leasing Ltd in the UK. This contract covers the delivery of the first three car carriers, which will be managed by the Wilhelmsen Lines Car Carriers Ltd company in Southampton.

During the year, EUKOR Car Carriers Inc refinanced the original dept taken up in December 2002 in connection with the acquisition of the car carrier division of Korea's Hyundai Merchant Marine. Corresponding to about USD 820 million, the dept was refinanced in the Korean banking and bond market. This transaction significantly reduced the company's interest expenses, both immediately and for the future. Greater financial flexibility allowed the company to order four new car carriers with delivery in 2008.

The guarantee commitment of USD 15 million accepted by the parent company in connection with the acquisition of EUKOR was terminated.

An extraordinary general meeting held on 13 October sanctioned a dividend payment of NOK 8 per share (before share split). It also approved a split of each class A and class B share on 14 October into two new shares with a face value of NOK 20. The meeting further resolved that dividend should be paid at six-monthly intervals.

The group owned 3.4 per cent of its own shares at 31 December, and the management is authorised to buy back up to 10 per cent of the issued stock.

## CAR, RO-RO AND PROJECT CARGO ACTIVITIES

Car, ro-ro and project cargo achieved a significantly better result in 2004 than the year before. Net income showed a clear improvement from USD 73 million in 2003 to USD 139 million. Net operating income for this business area came to USD 134 million, compared with USD 90 million the year before.

This progress primarily reflects better capacity utilisation in the most important trades, improvements in operational efficiency and a substantial reduction in net financial expenses.

### THE MARKET

**Cars**

Global vehicle sales rose by 3.8 per cent in 2004 to 60.8 million units. However, this figure conceals big variations in developments between the various markets.

Maritime transport of new cars and other light vehicles increased by nine per cent in 2004 to 9.6 million units. Exports from Japan rose by four per cent. While shipments to Europe were up by 12.5 per cent, the weakening in the US dollar contributed to a four per cent decline in Japanese vehicle sales to North America. Total Korean exports grew by almost 30 per cent, with shipments to Europe up nearly 40 per cent and sales to North America rising by 16 per cent. European exports decreased again in 2004 by almost one per cent, while shipments of new vehicles from North America rose by nine per cent. In addition comes a second-hand car market in the order of 1.2 million units.

**High and heavy cargo**

Global demand for construction and agricultural machinery was exceptionally high in 2004.

North American sales of construction equipment increased by 27 per cent, mainly due to strong growth in the housebuilding sector. Chinese demand for steel and minerals boosted mine output and demand for mining equipment in North America.

Mineral-rich regions, such as South America, Oceania and parts of Asia, experienced a formidable expansion in ore output and exports. Major investments were made in production capacity, with further spending planned for the time to come.

Demand for agricultural machinery was also strong in all production areas, but particularly in North and South America and Australia. This reflected exceptionally good harvests for a number of crops and consequent expectations of high farm incomes. The strong global increase in demand for construction and agricultural machinery posed challenges in securing sufficient products for the market. Manufacturing capacity was fully utilised in North America during 2004, and expansions and new capacity were announced. Japanese production capacity for export also expanded sharply. Taken together, these developments contributed to a growth in total shipments of construction and agricultural machinery to North and South America and Oceania.

**NCC project cargo**

NCC project cargo (non-containerised/static cargo) is a collective term for many types of consignment, including technologically advanced machinery, turbines, factory equipment, railway wagons, cranes, raw rubber, steel products and paper reels.

Global demand for this cargo category also rose substantially in 2004. Production capacity expansions relating to the mining industry and the transport infrastructure ▸

| Wilhelm Wilhelmsen | Leif T Løddesøl | Helen Juell | Odd Rune Austgulen | Anders Chr Stray Ryssdal | Diderik Schnitler |
|---|---|---|---|---|---|



in mineral-rich regions created a big need for all types of mining equipment and railway wagons as well as production equipment for steel and aluminium mills and oil-related industry. China's steel production capacity showed particular growth, which will replace some of its imports in the longer term.



A general upturn in North American industrial output meant that sales of factory equipment rose by 44 per cent in 2004, to their highest level for four years. Much of this hardware was imported from Japan and Europe. The transfer of production capacity to China continued, with foreign investment in that country during 2004 estimated to exceed USD 60 billion – a 13 per cent increase from the year before. Chinese imports of production equipment from Japan and Europe continued, although most of the simpler products were delivered locally on the basis of technology transfers from foreign players.

**Market trends**

Higher car volumes from Asia to Europe, strong growth for high and



heavy cargoes from Asia to North America and a continued high volume of shipments from Europe to North America helped to ensure that Wallenius Wilhelmsen Lines (WWL) again developed positively in 2004.

WWL is continuing to expand in logistics, with the development of total logistical solutions for important car and ro-ro customers.

A total of 25 new pure car carriers/pure car and truck carriers (PCC/PCTC) were delivered in 2004. That increased the overall fleet to 453 vessels. About 33 large car carriers are on order for delivery in 2005.

**Customers**

The Asia-Europe trade made the biggest contribution to the global expansion in car shipments. This was helped by a positive sales trend for Japanese and Korean car manufacturers. Other trades which contributed to the increase in volumes shipped were Asia to South/Central America and Africa/Middle East, as well as intra-Asian traffic.

Vehicle manufacturing is still being affected by cost-saving measures. New production locations both for local markets and for export are becoming increasingly important. This trend is also pushing the global transport structure not only towards a further fragmentation of shipments but also



Udo Ihrke is cargo superintendent at Wallenius Wilhelmsen in Bremerhaven. Responsible at WWL for loading and discharging operations on Talisman in the port.



Frederic Verhofstede, travelling supercargo, Wallenius Wilhelmsen, Zeebrugge.



*Under an agreement concluded with* German vehicle manufacturer BMW in April 2004, Wallenius Wilhelmsen Lines has taken responsibility for transport and logistics from seven car plants in continental Europe the USA and South Africa to all dealers in Australia. This agreement runs for five years and Involves about 20 000 cars per year.



towards a continued globalisation of the vehicle industry's management of components and services.

Record results have been recorded by the construction machinery sector as a result of the strong growth in demand for all types of equipment. This makes big demands on the ability of manufacturers to tailor production capacity to market fluctuations.

**STRUCTURE/FLEET/OPERATIONS**

Car, ro-ro and project cargo activities in WW are concentrated in the wholly-owned subsidiaries Wilhelmsen Lines Shipowning AS (WLS) and Wilhelmsen Lines AS (WL) subsidiaries. In addition come WW's holdings of 40 per cent in EUKOR Car Carriers and 25 per cent in the Glovis logistics company, both in Korea.
These companies are engaged in transport and logistics for the US Gouverment. ARC is also engaged in transport on regular commercial cargo.

WLS and WL controlled a fleet of 28 car and ro-ro carriers at 31 December 2004, of which 15 are wholly owned, eight owned 50 per cent and five held on long-term bareboat charters. In addition come nine car carriers on order, with two scheduled for delivery in 2005 and the remaining seven in 2006. Three of the newbuildings will be on long-term time charter to WLS.











The bulk of the fleet is operated under long-term time charters by WWL, which is owned jointly with Walleniusrederierna AB (OW) of Stockholm. With a total fleet of about 60 ships, WWL ranks as one of the largest car carrier and ro-ro operator in the world. It carried 1.5 million cars during 2004, in addition to agricultural and construction machinery as well as project cargoes. WWL also offers extensive services in addition to ocean transportation, including terminal operations, logistics and land-based transport and owns about 40 per cent of French logistics company Compagnie d'Åffretement et de Transport SA (CAT). The result achieved by WWL for distribution among the partners in 2004 represented a clear improvement from the year before. This reflected high capacity utilisation in the most important trades, together with cost and efficiency gains. The market was generally characterised by good cargo availability, which in turn produced a very tight charter market for supplementary tonnage.

EUKOR achieved a good operating result in 2004 because its most important customers, Hyundai Motor Company and Kia Motors Corporation, experienced strong export growth – particularly to Europe. This meant that all the vessels operated with full capacity utilisation and minimum off-hire. However, an extremely tight tonnage position led to very high rates *for chartered tonnage as well as* increased operational costs. A total of 2.3 million car equivalents were shipped by the company in 2004.

EUKOR operates a fleet of 85 ships, the bulk of which are chartered. In addition, it controls cargo capacity corresponding to about 20 vessels with other operators. The company has a 17-ship newbuilding programme, with deliveries scheduled in 2005-08.

Two important incidents in EUKOR's short history were the refinancing of its debt in 2004 and an order placed with Hyundai Heavy Industries in January 2005 for four car carriers. This confirms that the company's good results and cash flow after two years of operation have yielded a substantially improved credit rating and the ability to order ships on its own balance sheet and in its own name.

WW's ships are mainly managed by Barber Ship Management (BSM). All operated well in 2004, with minimal off-hire. BSM is due to take over management of 20 EUKOR vessels during 2005.

**MAIN EVENTS OF 2004-05**

An option under WW's newbuilding contract with Mitsubishi Heavy Industries (MHI) of Japan was exercised in March 2004 for the construction of two additional car carriers at a price per vessel of about USD 50 million, with delivery in 2006. This series of newbuildings from MHI consists of six ships in all. The first of these – Torrens – was delivered in October 2004 and the second – Toledo – at the end of January 2005. Both vessels are employed by WWL, and their performance so far has been very positive.

WW awarded a contract in January 2004 to Hyundai Heavy Industries of Korea for two carriers with delivery in 2006 and 2007 respectively at a price of just over USD 50 million per ship. These vessels will be employed on long-term charter by EUKOR. The contract for the second newbuilding was transferred during 2004 to Wallenius.

A long-term time charter was secured by WW in May 2004 from Ray Shipping for three car carriers with delivery in 2006. These vessels will be employed by WWL.

As a result of the newbuilding contracts/charters with MHI and Ray Shipping, WW reached agreement with EUKOR on long-term time charters for Tai Shan, Terrier, Takara and Tancred. These vessels will be transferred to EUKOR as the newbuildings are delivered in 2005 and 2006.

WW agreed in December 2004 to acquire 25 per cent of the shares in the Korean logistics company Glovis Co Ltd., where activities include outbound logistics for Hyundai Motor Group. Glovis is interesting to WW in relation to the group's holding in EUKOR and to its other logistics operations.

After delivering weak results for several years, the Richard Lawson



UK haulage company was sold in the fourth quarter.

In January 2005, US-based American Roll-On/Roll-Off Carriers (ARC) was awarded four new licences in the US maritime security programme (MSP). This means that three vessels currently owned by WW and Wallenius, and sailing for WWL, will change to US flag and be employed by ARC. The transfer is due to take place in



September 2005, and WW will reflag Takasago. ARC will have a total of eight vessels after this transaction, including seven in the MSP programme.

Removing the wreck of the Tricolor was completed in 2004. The cost of this work has been borne by the underwriters.

**PROSPECTS**

The relatively good growth in the global economy during 2004 seems to continue in the present year, with the main driving force again coming from Asia. Car sales and demand for vehicle transport are expected to remain buoyant. The tight market for car shipments is accordingly expected to continue in 2005, even with the relatively large number of new car carriers due to be delivered during the year. A high level of activity, particularly in Asia, will again be the most important single factor in the development of the car and ro-ro market.

With a broad customer base, global coverage and a wide range of services, WWL is well prepared for adapting to changes in the market. However, high costs for supplementary tonnage and bunkers exert a negative effect.

Results at EUKOR are expected to develop positively because of good car sales by its most important customers. Both WWL and EUKOR will benefit from the delivery of new tonnage in 2005. Work will continue during the year on realising efficiency gains in opera-

tions at WWL and EUKOR and on further development of the group's logistics activities. We expect a further positive development for the US based companies (ARC, AAL and ALN).

Overall, therefore, another good result is expected for the car, ro-ro and project cargo business in 2005.

## BARWIL

Barwil is one of the world's leading ship agency chains, covering most of the world's important ports. It strengthened its position in this market during 2004.

The principal companies in the Barwil group are Barwil Agencies, Wilhelmsen Bunkers and Abeer Marine Services.





Barwil achieved the best results in its history for 2004, with a net income of USD 10.8 million as against USD 5.1 million for 2003.

A good foundation for further growth has been laid by the company. Its products are to be strengthened to secure vigorous entities with high operational quality and cost-effective operation.

### AGENCY ACTIVITIES

Barwil strengthened its position among the world's leading ship agency chains by consolidating its business around the principle products: port and marine services (PMS), liner agencies and logistics. These will be further expanded and strengthened.

The main strategy for improving quality and optimising efficiency in the delivery organisation has been to focus on competence development and implementation, quality assurance of global standards, and the development and implementation of global web-based systems.

PMS accounted for 64 per cent of Barwil's operating income. The number of port calls came to 38 000, up by more than 10 per cent from 2003.

Quality assurance of the delivery organisation was pursued through a global implementation of quality systems. All parts of the global sales organisation were strengthened, with a key account management (KAM) system introduced for all Barwil's PMS customers.

A strengthened liner agency business accounted for 24 per cent of operating income.

Regional and local logistical activities produced 12 per cent of Barwil's operating income, and a substantial growth potential is seen in this area. The ambition is to strengthen the global, regional and local organisation in order to develop logistics and to optimise the utilisation of and return on Barwil's global network.

The latter was expanded, with new offices opened in Bangladesh, Belgium, Chile, Colombia, Iran, Kenya, Malta, Peru, Russia, Vietnam, the UK and Ukraine. Barwil also acquired companies in the Belgium, Malaysia, the Netherlands, the Philippines and Singapore. The most extensive agreement was reached with Britain's Denholm, covering the acquisition of 40 per cent of its port and marine service company, Denholm Shipping Services Ltd. This has strengthened Barwil's position in the UK market.

The company currently has 253 offices in 64 countries, and is working on expansion and new activities in such countries as Venezuela, Argentina, Mexico and Libya in 2005-06.

Barwil's business concept is based on implementing global web-based systems, global business processes and a high level of competence. The global vessel operations support system (VOSS) has been adopted, the Barwil product and quality system (BPQS) is under implementation, and a new global accounting system will be introduced from 2005. Active efforts are being made to develop employees and the organisation at all levels.

### WILHELMSEN BUNKERS

Wilhelmsen Bunkers achieved its best-ever result in 2004. Three products are delivered – brokering, trading and hedging. All these areas strengthened their performance during the year. The company traded 4.5 million tonnes and expects to achieve a corresponding level in 2005.

A South African branch office was opened by Wilhelmsen Bunkers in Cape Town to supplement the head office in Oslo and the other branch office in Singapore.

### ABEER MARINE SERVICES

Abeer Marine Services (AMS) is a Barwil affiliate run from Jakarta in Indonesia, which operates a fleet of 35 service vessels working in Indonesia, Thailand, Saudi Arabia and the United Arab Emirates. This company took delivery of three newbuildings, acquired a vessel and sold another in 2004. At present, it has no newbuilding contracts.

AMS achieved good results for 2004 because of satisfactory operating results and a gain on the sale of a vessel. Its contract coverage is good, and solid earnings are expected in coming years. At 1 January 2005, AMS became part of the shipowning company Wilhelmsen Offshore & Chartering AS.

## BARBER INTERNATIONAL

Barber International ranks now as the world's third largest company in its business. It offers ship management, crewing, training of seagoing personnel, technical-maritime consultancy services, and development and sale of maritime IT solutions.

The company achieved a net income for 2004 of USD 5 million, up from USD 4.2 million the year before.

More than 6 500 seagoing personnel are currently attached to the Barber system, which is responsible for full management and/or crewing of 244 vessels. This fleet is owned by over 100 companies from all parts of the world, and sails under more than 30 flags. Less than 10 per cent of Barber's overall business derives from other parts of the WW group.

Barber focused during 2004 on improving and structuring its global sales and marketing processes, with the emphasis on customer requirements and efficiency through standardised processes. Centralising global functions also made its mark on the year.

### MARKET

Competition was strong in Barber's market during 2004. Operating costs were under constant pressure. Market prices have been unchanged or actually declining over the past decade, while the scope of services has expanded as a result of new or amended official regulations.

Japan and Norway remain the most important markets for Barber's business, but new and promising opportunities are also opening in other parts of Asia and Europe – particularly in South Korea and Germany. Sales in the fourth quarter of 2004 showed a positive trend, which will result in the addition of more than 25 vessels to the fleet during 2005. ▸

Raising the stern ramp on m/v *Talisman before departure from* Bremerhaven. The ramp is 44.5 metres long, 12 metres wide and weighs a total of 379 tonnes. It allows loads of up to 320 tonnes to be driven on board.





As truck repairman, Wilhelm Nolte is responsible for operation of the ramp and accordingly plays a key role on board. In many ways, the ramp is the crucial component in the loading operation.


W&W





Loading a heavy mafi with printing machinery from Man Roland for delivery to Detroit Newspapers. Three units with a gross weight of 20-22 tonnes each sit on the same mafi. A big and long contract. This sequence shows the cargo being driven over the ramp and the fastenings being checked.

Rolf Zeichner, head, cargo superintendents' department, Wallenius Wilhelmsen, Bremerhaven

**SHIP MANAGEMENT**

Barber Ship Management (BSM) completed the restructuring process initiated in 2003. A global ship management organisation has been established with four divisions – BSM Kuala Lumpur, BSM Oslo, BSM Mumbai and BSM New Orleans.

Barber Purchasing Services, a centralised procurement function, has been established in Mumbai. Ship-related accounting has been centralised along the same lines, and is provided today by the WW-owned International Accounting Services in Kuala Lumpur. Computer programmes developed by Barber Software Solutions (BASS) are used to support the centralised functions established in BSM.

Establishing a global ship management solution could provide many new growth opportunities in a very competitive market. BSM can now offer such services as procurement, accounting, crewing and so forth to customers with more specific needs who require such solutions.









**CREWING**

Barber Marine Team (BMT) is Barber's supplier of maritime personnel. Further development of officers and crew was in focus during 2004, in line with shipowner expectations. Finding qualified maritime personnel is becoming increasingly difficult.

Estimates in 2000 suggested a shortfall of 46 000 qualified officers by 2010. Recent updates indicate a more critical position. That presents BMT with a challenge. Its strategy is primarily twofold: establishing crewing offices in areas with good access to seafarers, and a focus on maritime human resources development so that personnel find the company attractive as an employer.

BMT has concentrated primarily on recruiting from eastern Europe and Asia, although Scandinavians continue to play an important role in the Scandinavian-controlled fleet under BSM management. The company strengthened its position in Romania, Poland and Russia. Offices were opened in St Petersburg and Novorossiysk.

A solid foothold has been established by BMT in Asia, with India, the Philippines, Bangladesh, Sri Lanka, Thailand and Indonesia as the priority areas. China has been carefully evaluated for a future involvement. Development of seafarers is a long-term commitment, which has always received high priority at Barber. The company has trained some 1 500 cadets. A human resource development department has been established to facilitate seafarer careers while ensuring close contacts between seagoing personnel and the BMT organisation.

**MARITIME IT SOLUTIONS**

Barber Software Solutions (BASS) achieved good financial growth and increased its market share. Twenty-six new customers were secured in 2004, and its software products were installed on another 200 ships. Delivery of a document management system to the Norwegian navy and coastguard were among the most important contracts secured during the year. This solution will be installed both on their vessels and at their shore facilities during 2005 to manage documentation for safety and procedures.

The launch of a new system for maintenance planning based on the latest Microsoft technology platform was another important milestone in 2004. New modules were also introduced for crew management, disbursement accounts and web-based financial reporting.

Through a collaboration between teams from Norway and Singapore, BASS completed a project for electronic port clearance. A successful pilot test has been conducted, involving electronic data transfer between a ship with BASS software and port authorities in Norway and Singapore.

BASS expects to maintain substantial growth during 2005.

**ENGINEERING AND CONSULTANCY SERVICES**

Barber Marine Consultants (BMC) is WW's centre for technical and maritime expertise. It sells services both in-house and externally in connection with repair and conversion projects, design and newbuilding, operation, and safety, health and the environment (SHE).

Highly-qualified SHE inspectors conduct inspections on board and follow up work in this area. In connection with the application of the International Ship and Port Facility Security (ISPS) code to all vessels, more than 350 ships were inspected and analysed. They were issued with ISPS certificates in good time before the 1 July deadline.

An office was established in Shanghai together with a local Chinese marine engineering company. Barber CS Marine became operational on 1 July, and about 30 naval architects were at work by 31 December on assisting yards and shipping companies with designs and drawing packages, and on helping shipowners and management companies by providing local knowledge during negotiations with shipyards, construction supervision, repairs and so forth. Customers are served by 75 highly qualified officers and engineers from offices in Oslo, Mumbai, Kuala Lumpur and Shanghai.

In cooperation with Canada's Seabulk Services, Barber secured a 10-year contract in 2003 from two large Indian mining companies to operate a transhipment unit for iron ore off the coast of India. Following modifications to this agreement in 2004, Barber and its partner are now converting the acquired bulk carrier to a terminal and will then transfer it to the two mining companies. The carrier is currently sailing on a time charter, and the conversion will take place at a Chinese yard in May-September 2005. This project is expected to make a satisfactory contribution in 2005, as it did in 2004.

PROSPECTS

**WILHELMSEN MARITIME SERVICES**

It was resolved in the autumn of 2004 to merge the Barwil and Barber service companies as Wilhelmsen Maritime Services (WMS) with effect from 1 January 2005. This has been done to create a platform for further ▸

growth and achieve cost synergies. Dag Schjerven (50) has been appointed president of the new company, which will have three principal business activities – port service and logistics, crewing and ship management. These will be pursued in four regions – Europe, Africa/Middle East/Black Sea, Asia/Oceania and America.

Four independent profit centres will be affiliated with WMS. These cover maritime consultancy (BMC), maritime IT solutions (BASS), bunkers (Wilhelmsen Bunkers) and insurance (Wilhelmsen Insurance Services). WMS will act as a maritime service centre, where customers can buy all or part of the extensive service package being offered globally, regionally and locally. Some 10 000 employees will be associated with WMS.

## OTHER BUSINESS OPERATIONS

**HEAVY TRANSPORT**

WW currently has a 21 per cent holding in Dockwise Transport NV, which controls 15 specialised ships for shipping heavy and expensive structures and large yachts.

The company achieved a very good annual result. WW's share was USD 7.8 million, up from USD 2.3 million in 2003.

After a difficult year in 2003, market conditions improved substantially during 2004. Prospects are positive, with results for 2005 expected to be just below the good result for 2004.

**WILHELMSEN INSURANCE SERVICES**

The group's insurance expertise is concentrated in a separate profit centre, Wilhelmsen Insurance Services AS (WIS), which is a wholly-owned subsidiary of WW ASA. WIS provides advice and assistance in insuring against all maritime risks for vessels belonging to WW and for ships belonging to other owners which are under the technical management of Barber's management companies, including responsibility for insurance. The company also offers consultancy on and coordination of the WW group's non-marine insurances.

Other services provided by WIS include claim settlement, including presentation of claims and recovery of compensation from underwriters on behalf of its clients, and some assistance with the settlement of cargo damage claims.

A relatively good year was experienced in 2004, with few incidents which had serious insurance consequences. The loss percentage on its policies appears to be declining generally. While the claim frequency has decreased in recent years, individual claims appear to be larger and more expensive.

Follow-up work on the total loss of Tricolor, which was rammed by the container carrier Kariba and sank in the English Channel on 14 December 2004, has been a major challenge. The relatively risky job of removing the wreck and its cargo was completed in the autumn of 2004 without serious damage. The French authorities have confirmed that their stipulations concerning the removal were fully satisfied.

## WORKING ENVIRONMENT AND PERSONNEL

The various working environment committees within the group considered a number of issues at regular meetings. Four meetings were held by the executive committee for industrial democracy in foreign trade shipping, on which the employees are represented. This body considers issues relating to accounts, budgets, major projects and other matters of significance for the group's operations and the workforce.

WW is concerned to develop a good and inspiring working environment both on land and at sea. Its various subsidiaries and joint ventures actively pursue measures for training and organisational development. Job reviews and climate surveys to measure job satisfaction among employees are conducted regularly.

The WW Academy, the group's global knowledge and development centre, transmits knowledge and expertise from various business areas to all parts of the organisation. This creates informal cross-company networks and new business ideas. The WW Academy provided solutions for more than 200 employees during 2004, and student numbers are expected to double in 2005.

WW aims to provide an attractive workplace for both women and men. The group's attitude on issues relating to equal opportunities is that no gender-based discrimination will occur on such matters as pay, promotion and recruitment. Because of the nature of its business and requirements for expertise, however, the group has been compelled to draw on a recruitment base where women and men are unequally represented. Women account for 35 per cent of the 371 employees in Norway. The board of WW ASA has one female director. Because the group's business has traditionally been male-dominated, the proportion of women in senior positions remains rather low but is rising. The company currently has 15 female executives.

Working hours in the company are gender-independent. A strong commitment is being made by the group to expertise development through the WW Academy, and including women and men on equal terms is a clear policy.

At sea, the group has always given top priority to operating systems and safety. Substantial resources are devoted to work on safety issues and quality assurance through the Barber International subsidiary. The bulk of this work focuses on the development of knowledge and attitudes among personnel. Many courses and conferences were held for seagoing personnel worldwide in 2004.

WW has established a system for performance-related bonuses in the group. This is intended to be one of several instruments for realising the group's strategies, in which innovation, motivation and profitability are key elements. As a first step, performance-related bonuses were adopted for head office employees in 2002. They will also be extended as far as possible to other parts of the global organisation.

Average sickness absence at head office in 2004 was 2.62 per cent as against 3.23 per cent the year before. Six people signed off from ships owned by the group because of injuries, as against eight in 2003. A total of eight crew signed off as a result of sickness, compared with four the year before.

## THE ENVIRONMENT AND ENVIRONMENTAL WORK

The WW group's area of operation, which is maritime transport and related services, faces several major

A Siemens Strato frame being loaded into m/v Talisman. This generator housing weighs 135 tonnes. It was being shipped to Siemens Westinghouse in Charlotte, USA, for connection to a gas turbine. Manufactured at Erfurth, Germany.





Börje Lagerlöf, cargo superintendent, Wallenius Wilhelmsen, Bremerhaven. Responsible for heavy lifts.









environmental challenges. The aim is to prevent and reduce possible negative environmental consequences from its business operations. WW will also actively support efforts to establish common international regulations and environmental policies.

Preventive measures are the best way to avoid harming the environment. WW will continuously assess and analyse how its level of safety can be raised or environmental burdens reduced. Research and technological development are required to identify the most appropriate and cost-effective solutions. WW wants to maintain a network of contacts with research institutions and technical communities, both nationally and internationally.

The group's contingency arrangements for responding to pollution incidents include both preventive measures and crisis management. Realistic exercises are staged at regular intervals. Transparency and an acceptance of the public's need to be kept informed will also characterise WW's attitudes and actions towards the media in the environmental area.

Maritime transport is the most energy efficient option in terms of energy units per quantity of cargo carried. WW's modern ro-ro carriers currently consume about 0.1 megajoules per tonne-kilometre (energy unit per quantity of cargo carried and distance). Carrying corresponding consignments by land requires five to 10 times more energy.

Barber International's land-based operations and WW's vessels are certified to the ISO 14001 environmental standard.

The group's environmental requirements for its newbuildings exceed existing official standards. Bunker tanks on new pure car and truck carriers (PCTCs) are positioned to ensure that damage to the vessel's sides will not cause oil leaks and to reduce the risk of pollution. These vessels are also equipped with electronic charts for better and safer navigation. Hull and propellers have been developed to achieve a 10 per cent reduction in fuel consumption compared with existing vessels. Cargo capacity has also been increased by 10 per cent. Nitrogen oxide emissions from the ships are well below current Marpol requirements. Waste sorting ensures efficient destruction of unwanted matter in incinerators on board, while valuable materials can be sent ashore for recycling.

WW vessels will not burn fuels with more than three per cent sulphur. An average of 1.76 per cent was achieved in 2004 through special procurement agreements in WWL.

The whole fleet has been coated with tin-free antifoulings, and new alternative antifoulings are being tested. The use of environment-friendly chemicals is growing, and lists are being compiled of such products for use on the ships.

A more extensive and detailed environmental report is published separately.

## SHIPPING WHITE PAPER

The previous annual report described WW's wishes and hopes relating to the shipping White Paper due to be presented by the Norwegian government in 2004. This document was intended to form the basis of a unified and long-term policy for the industry. After many years of instability relating to the terms and conditions governing Norway's shipping sector, the industry's need for predictability could no longer be ignored. The political community gave its support to the government's ambition of clarifying the policy framework, and this created a certain mood of optimism in the industry.

Published in April, the White Paper expressed a cross-party understanding of the maritime sector's importance for Norwegian value creation and employment. But making the move from this recognition to facilitating the necessary policy instruments is where the political ability and will have failed. In sum, certain cautious intentions can be seen, but a willingness to give the industry a real boost and secure it a predictable and viable future appears week and is taking far too long. Concentrating on something Norway knows how to do – rather than waiting for its oil to run out – ought to be an obvious approach.

## PROSPECTS

WW has made a number of strategic moves in recent years together with its partner OW to strengthen its position as the world's leading transporter of rolling cargo. This commitment is expected to be very important for earnings in coming years.

The car, ro-ro and project cargo activities will again make the biggest contribution to results in 2005. Markets for car carrying, ro-ro services and project cargo still look very good, with Asia as a driver. Car sales and demand for maritime transport of vehicles are expected to remain high, and the market for car-carrying tonnage will remain tight in 2005 despite the relatively large number of newbuildings due to be delivered during the year.

WWL is well positioned in the market, and expects to deliver another good result in 2005. EUKOR expects its results to continue developing positively, since car sales by its two principle customers are expected to remain high. Further synergies are expected from the collaboration between WWL and EUKOR in 2005. Both companies will benefit from the delivery of new tonnage in 2005, while more extensive logistics activities are expected to make a positive contribution.

High costs for supplementary tonnage and bunkers could have a negative impact on results. But both WWL and EUKOR are well covered through hedging and bunkers clauses. EUKOR has hedged virtually all its bunkers consumption.

Overall results for the car, ro-ro and project cargo activities are expected to be somewhat higher than in 2004.

Both Barber International and Barwil expect some improvement in their results during 2005, both because of increased activity and through the merger of these companies under the Wilhelmsen Maritime Services umbrella. The full effect of this merger will first be felt in 2006.

To sum up, we expect a result for 2005 which is somewhat better than the result achieved in 2004.

Lysaker, 14 March 2005
The board of directors of Wilh. Wilhelmsen ASA

| Wilhelm Wilhelmsen | Leif T Løddesøl | Helen Juell | Odd Rune Austgulen | Anders Chr Stray Ryssdal | Diderik Schnitler | Ingar Skaug |
|---|---|---|---|---|---|---|
| chair | deputy chair | | | | | president |

# ACCOUNTS

# INCOME STATEMENT CONSOLIDATED

| USD mill | Note | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| **Operating income** | | | | |
| Gross revenue vessels | 1 | 746 | 641 | 580 |
| Voyage-related expenses | | (375) | (335) | (302) |
| **Voyage-related income on T/C basis** | | **371** | **306** | **278** |
| Other operating revenue | 1,3 | 335 | 325 | 295 |
| **Total operating income** | | **706** | **631** | **573** |
| **Operating expenses** | | | | |
| Wages and remuneration | 2 | (158) | (138) | (147) |
| Depreciation | 5 | (73) | (73) | (77) |
| Write-down on fixed assets | 5 | | (2) | (8) |
| Other operating expenses | 3 | (364) | (346) | (270) |
| **Total operating expenses** | | **(595)** | **(559)** | **(502)** |
| **Net operating profit/(loss)** | | **111** | **72** | **71** |
| Net income from associates | | 47 | 14 | 13 |
| **Profit/(loss) after associates** | | **158** | **86** | **84** |
| **Financial income and expenses** | | | | |
| Financial income | 3 | 19 | 23 | 3 |
| Financial expenses | 3 | (23) | (24) | (30) |
| **Net financial items** | | **(4)** | **(1)** | **(27)** |
| **Profit/(loss) before taxes** | | **154** | **85** | **57** |
| Taxes | 4 | 1 | (7) | (3) |
| **Net profit/(loss)** | | **155** | **78** | **54** |
| **Of this minority interests** | | | | |
| Earnings per share (USD) | | 3.23 | 1.62 | 1.13 |
| Diluted earnings per share (USD) | | 3.23 | 1.62 | 1.13 |

# BALANCE SHEET CONSOLIDATED

| USD mill | Note | 31.12.04 | 31.12.03 | 31.12.02 |
|---|---|---|---|---|
| **Fixed assets** | | | | |
| Deferred tax asset | 4 | 3 | | |
| Goodwill and intangible assets | 5 | 24 | 23 | 27 |
| Vessels, property, fixtures | 5 | 732 | 696 | 745 |
| Investments in associates | 6 | 387 | 252 | 234 |
| Investments in shares | 7 | 1 | 6 | 6 |
| Other long-term assets | 9 | 21 | 20 | 9 |
| **Total fixed assets** | | **1 168** | **997** | **1 021** |
| **Current assets** | | | | |
| Other current assets | 9 | 184 | 185 | 211 |
| Short-term financial investments | 8 | 122 | 68 | 48 |
| Cash and bank deposits | 10 | 175 | 190 | 209 |
| **Total current assets** | | **481** | **443** | **468** |
| **Total assets** | | **1 649** | **1 440** | **1 489** |
| **Equity** | | | | |
| Paid-in capital | 11 | 125 | 125 | 125 |
| Retained earnings | 11 | 540 | 451 | 379 |
| Minority interests | 11 | 1 | 1 | 1 |
| **Total equity** | | **666** | **577** | **505** |
| **Provisions for liabilities** | | | | |
| Pension liabilities | 12 | 40 | 31 | 25 |
| Deferred tax | 4 | | 16 | 21 |
| **Total provision for liabilities** | | **40** | **47** | **46** |
| **Long-term liabilities** | | | | |
| Long-term interest-bearing debt | 13 | 681 | 597 | 712 |
| Other long-term liabilities | | 15 | 7 | 4 |
| **Total long-term liabilities** | | **696** | **604** | **716** |
| **Current liabilities** | | | | |
| Tax payable | 4 | 2 | | 2 |
| Public duties payable | | 16 | 15 | 15 |
| Other current liabilities | 9 | 229 | 197 | 205 |
| **Total current liabilities** | | **247** | **212** | **222** |
| **Total equity and liabilities** | | **1 649** | **1 440** | **1 489** |

Lysaker, 14 March 2005

| Wilhelm Wilhelmsen | Leif T Løddesøl | Helen Juell | Odd Rune Austgulen | Anders Chr Stray Ryssdal | Diderik Schnitler | Ingar Skaug |
|---|---|---|---|---|---|---|
| chair | deputy chair | | | | | president |

# CASH FLOW STATEMENT CONSOLIDATED

| USD mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Income before taxes | 155 | 85 | 57 |
| Taxes paid in the period | (11) | (11) | (4) |
| Loss/(gain) on sale of fixed assets | | 1 | (31) |
| Depreciation and write-down | 73 | 73 | 85 |
| Changes in market value - trading portfolio | (54) | (20) | (1) |
| Share of net result from associates | (29) | (3) | (13) |
| Changes in receivables/liabilities/bunkers | 1 | 26 | (69) |
| Difference expensed pension and premium paid | 9 | 6 | 7 |
| Change in other periodic accruals | 8 | 16 | 74 |
| **Net cash provided by/(used in) operating activities** | **152** | **173** | **105** |
| **Cash flow from investing activities** | | | |
| Proceeds from sale of fixed assets | 5 | 32 | 80 |
| Investments in fixed assets and goodwill | (129) | (56) | (36) |
| Investments in subsidiaries and other companies | (100) | | (174) |
| Changes in other investments | 4 | (9) | (4) |
| **Net cash flow provided by/(used in) investing activities** | **(220)** | **(33)** | **(134)** |
| **Cash flow from financing activities** | | | |
| Proceeds from issuance/(repayment) of debt | 91 | (111) | 80 |
| Purchase own shares | (2) | | |
| Dividends paid | (36) | (48) | (12) |
| **Net cash flow provided by/(used in) financing activities** | **53** | **(159)** | **68** |
| **Net increase/(decrease) in cash and cash equivalents** | **(15)** | **(19)** | **39** |
| Change in bank overdraft at 31.12 | | | |
| Cash and cash equivalents at 01.01 | 190 | 209 | 170 |
| **Cash and cash equivalents at 31.12** | **175** | **190** | **209** |
| **Restricted bank deposits at 31.12** | | | |
| Employee tax withholding account | 4 | 2 | 2 |
| Other restricted deposits | 11 | 4 | 7 |
| **Total** | **15** | **6** | **9** |

# ACCOUNTING PRINCIPLES

The annual accounts have been prepared in accordance with the Norwegian Accounting Act and generally-accepted accounting principles.

## REPORTING CURRENCY

The group uses the US dollar (USD) as its reporting currency. This is because the bulk of transactions in the group's international operations are denominated in USD. In addition, the bulk of the group's financing is in USD and the required rate of return is stated in this currency.

The reporting currency for the parent company, Wilh. Wilhelmsen ASA, is the Norwegian krone (NOK).

## TRANSLATION OF UNITS IN CURRENCIES OTHER THAN USD

**Integrated units**
Monetary items and market-based financial current assets are assessed at the current rate of exchange, while fixed assets are translated at the exchange rate prevailing at the time of the transaction. The average rate over the period is used for translating revenues and expenses. Unrealised and realised translation gains and losses are included in the income statement.

**Independent units**
The net investment view is taken for independent units. This means that balance sheet items are converted to USD at the exchange rate on the balance sheet date, while income and expenses are translated at the average rate over the period. Translation differences are charged directly against equity.

## CONSOLIDATION PRINCIPLES

**Subsidiary companies**
*The consolidated accounts of the WW group include the parent* company and all subsidiary companies in which the parent company has direct or indirect dominating influence. These subsidiaries (and associates) are listed in notes 7 and 8 to the parent company accounts. All subsidiaries are consolidated on a 100 per cent basis. Minority interests are included in the group's equity and specified in the balance sheet. Minority interests' share of net income is calculated in the income statement.

When preparing the consolidated accounts, internal transactions, receivables and liabilities are eliminated. Shares in subsidiaries are eliminated in accordance with the purchase method. This means that the purchase price of the shares in the parent company is eliminated against the equity in the subsidiary at the time of acquisition. Additional or lower value at the time of acquisition is analysed and allocated to the specific assets and liabilities to which it relates. Any additional value not applied to specific assets or liabilities is recorded as goodwill and depreciated over its estimated economic life. The nominal tax rate is applied when calculating deferred tax/deferred tax benefit on additional/lower value.

Companies acquired during the year are incorporated in the group accounts from the time of acquisition and up to 31 December. Companies sold during the year are included in the income statement up to the time of their disposal.

**Interests in joint ventures**
Interests in joint ventures are accounted for using the proportionate consolidation method. The share of revenues, expenses, assets and liabilities is incorporated line by line in the accounts. The figures are specified by main category in a note to the accounts.

**Investment in associates**
*Companies in which the group exercises significant influence are* considered to be associates. Accounting for such companies is based on the equity method. Significant influence will normally be exercised when the group owns 20 to 50 per cent of the voting share capital

The group's share of the result in associates is based on the net result, less possible depreciation on additional value arising because the acquisition price of the shares was higher than the acquired share of recorded equity.

**Comparative figures**
The group is concerned to ensure that comparative figures under the IFRS for 2004 are relevant for those who use its accounts. As a consequence, the group has opted to change the principle relating to the accounting valuation of bunkers hedge contracts. This change means that unrealised changes in value relating to such contracts will be continuously reflected in the interim accounts. The result of changing this principle is specified in more detail in note 17. The comparative figures have been recalculated to take account of the new principle.

## VALUATION AND CLASSIFICATION PRINCIPLES

**Main rule for valuation and classification of assets and liabilities**
Assets intended for long-term ownership or use are classified as fixed. Other assets are classified as current. Receivables due to

be repaid within one year are classified as current assets. Analogous criteria are applied when classifying current and long-term liabilities. The first year's instalment on long-term debt is classified as a long-term liability.

Fixed assets are stated at historic cost price, but written down to fair value when the fall in value is considered to be permanent. Such write-downs are reversed when the reason for the write-down no longer applies. Fixed assets with a limited economic life are depreciated on a planned basis. Long-term liabilities are recorded at the nominal amount received on the date they were established. Such liabilities are not restated to their real value as a result of interest rate changes.

Current assets are stated at the lower of acquisition cost and fair value. Current liabilities are recorded at the nominal amount received on the date they were established. Such liabilities are not restated to their real value as a result of interest rate changes.

**Fixed assets**
Tangible fixed assets and goodwill are charged to the accounts at historic cost price and depreciated on a straight line basis over their estimated economic lifetime. Gains/losses which arise from the sale of ships and other tangible fixed assets are classified as other operating revenue/expenses.

**Newbuilding contracts**
Yard payments and financing expenses relating to newbuildings are recorded as fixed assets when payment is made or financing expenses are incurred. The value of vessels under construction is compared to the recorded amounts and the remaining commitments.

**Financial lease of vessels**
Vessels on long-term charters, where the charterparty in fact represents a financing of the vessel, are capitalised in the balance sheet and the corresponding charter commitments are recorded as a liability. Ships are depreciated on a straight line basis over the life of the charter if they are to be returned on the expiration of the charter. The economic lifetime of the vessel is used as the depreciation period if this is shorter than the charter period, or if it is reasonably certain that the vessel will be transferred to the group on the expiration of the charter.
The interest element in the charter rate is treated as a financial expense.

**Periodic maintenance costs**
Maintenance and classification costs for ships are capitalised and charged to expenses over the period up to the next occasion when maintenance is carried out, normally 30 months. Accrued maintenance and classification costs are classified as other operating expenses. When ships are acquired, a proportion of the acquisition cost is capitalised as periodic maintenance.

**Accounts receivable**
Accounts receivable are reduced by a provision for bad debts.

**Bunkers**
Bunkers on the vessels are valued at cost price.

**Investment in shares and bonds**
Financial current assets which form part of a trading portfolio with a view to future sale are stated at their fair value at 31 December.

**Pensions**
Wilh. Wilhelmsen ASA and the Norwegian subsidiaries have pension plans which will provide employees with future pension benefits. The group also has pension arrangements for parts of its workforce abroad.

The Norwegian plan secures the employee a defined future pension based on the number of years of service and the level of pay at the time of retirement. Pension payments to seagoing personnel, employees taking early retirement and certain former employees on land not covered by the collective plan are charged to operations (unfunded pension plan).

For funded and unfunded pension plans, total pension commitments are evaluated against the total assets in the funded pension plan. For the Norwegian plans, the effect of changes in estimates and pension plans, plus differences between actual and expected returns over the remaining pension-earning period or expected lifetime, are not accrued until the cumulative effect exceeds 10 per cent of whichever is larger of pension funds and pension commitments. Net pension commitments are recorded as provisions for liabilities. The periodic pension cost is charged to the income statement on a net basis under wages and remunerations.

Social security tax (SST) is calculated and accrued on pension liabilities in the unfunded plan. For the funded plans, SST is charged on the basis of the actual periodic premiums/contributions paid to that plan.

**Income recognition**

Income is recognised when it has been earned. Revenues and expenses relating to vessel voyages are accrued on the basis of the number of days that the voyage lasts before and after the end of the accounting period.

**Transactions in foreign currency**

Transactions in foreign currencies are recorded at the value of the payment on the transaction date. Monetary items and market-based financial assets valued in accordance with the market value principle are stated at the current rate of exchange. Other assets and liabilities are stated in accordance with general valuation rules. Realised and unrealised currency gains and losses are included in the income statement.

Receivables and liabilities secured by forward currency contracts are stated at the forward rate. Currency gains are classified as a financial item in the income statement.

**Extraordinary items**

Items regarded as unusual, irregular and material are classified as extraordinary.

**Taxes**

Taxes are charged to the accounts as they fall due — in other words, tax expense relates to the accounting income before tax. Tax expense comprises tax payable (on the taxable income for the year) and the change in net deferred tax. It is allocated between the ordinary result and the result after extraordinary items in accordance with the tax base. Deferred tax and deferred tax benefit are presented net in the balance sheet.

When the equity method is used for stating assets in companies which are separately liable for tax, the share of income is already net of tax.

For companies in the group taxed in accordance with the Norwegian tax regime for shipowning companies, the tonnage tax is classified as an operating expense. The company has no plans to withdraw from the regime. No calculation has been made of the effect on tax expense of a possible withdrawal from the regime.

**Financial instruments (off balance sheet items)**

A market valuation of the outstanding contracts on the balance sheet date is performed. To the extent that the outstanding contracts have not been concluded for hedging purposes, any net unrealised losses are recorded as a financial expense.

**Related parties**

The company has insignificant transactions with its joint venture companies. These contracts are based on commercial market terms.

**Additional information concerning the conversion to IFRS/IAS**

Norwegian listed companies are required to prepare group accounts in accordance with the International Financial Reporting Standards (IFRS) from 2005. The group will prepare a separate report which describes the effects of implementing the IFRS. This report will be published in April 2005. It will be available on the company's web site, and copies can be obtained on application to the company.

# NOTES TO THE ACCOUNTS CONSOLIDATED

## Note 1 Gross revenue

| USD mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| Gross revenue vessels | 746 | 641 | 580 |
| Other operating revenue | 335 | 325 | 295 |
| **Total gross revenue** | **1 081** | **966** | **875** |

## Note 2 Wages and remuneration

| USD mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| Wages | 110 | 95 | 110 |
| Social security tax | 12 | 12 | 13 |
| Pension cost | 16 | 14 | 11 |
| Other remuneration | 19 | 17 | 13 |
| **Total wages and remuneration** | **158** | **138** | **147** |
| | | | |
| **Number of employees:** | | | |
| Group companies in Norway | 250 | 234 | 252 |
| Group companies abroad | 2 516 | 2 191 | 2 100 |
| Wallenius Wilhelmsen Lines* | 1 729 | 2 793 | 2 890 |
| Other companies Barwil network | 697 | 627 | 783 |
| Seagoing personnel Barber International | 6 414 | 7 103 | 6 703 |
| **Total employees** | **11 606** | **12 948** | **12 728** |
| | | | |
| **Average number of employees** | **12 277** | **12 838** | **12 753** |

* The group holds 50 per cent of the shares.

| **Audit** | |
|---|---|
| Statutory audit fees | 1.1 |
| Agreed-upon procedures - auditors | 0.4 |
| Tax services - auditors' associates | 0.2 |
| Other consultancy fees - auditors | 0.3 |
| **Total** | **2.0** |

See note 2. Wages and remuneration, for the parent company.

Note 3 Combined items, income statement

| USD mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Other operating revenue** | | | |
| Gain on sale of fixed assets | 3 | 1 | 33 |
| Revenue agency business - port and marine services | 43 | 42 | 34 |
| Revenue agency business - line representation | 7 | 6 | 6 |
| Ship management | 19 | 18 | 17 |
| Consultancy revenue | 8 | 10 | 8 |
| Logistics | 25 | 17 | 6 |
| Land-based activities | 184 | 197 | 156 |
| Other revenue | 46 | 34 | 35 |
| **Total other operating revenue** | **335** | **325** | **295** |
| | | | |
| **Other operating expenses** | | | |
| Loss on sale of fixed assets | | 2 | |
| Bad debt | | 1 | |
| Operating expenses ships | 84 | 86 | 85 |
| Direct operating expenses - agencye business | 6 | 7 | 7 |
| Direct operating expenses - logistics | 17 | 10 | 3 |
| Direct operating expenses - land-based activities | 160 | 164 | 100 |
| Direct operating expenses - other | 3 | 6 | 6 |
| Other sales and administration expenses | 94 | 70 | 69 |
| **Total other operating expenses** | **364** | **346** | **270** |
| | | | |
| **Financial income** | | | |
| Interest income | 5 | 5 | 5 |
| Return on short-term financial investments | 13 | 11 | (12) |
| Net currency gain | 1 | 4 | 10 |
| Other financial income | | 3 | |
| **Total financial income** | **19** | **23** | **3** |
| | | | |
| **Financial expenses** | | | |
| Interest expenses | (22) | (24) | (27) |
| Other financial expenses | (1) | | (3) |
| **Total financial expenses** | **(23)** | **(24)** | **(30)** |
| **Net financial items** | **(4)** | **(1)** | **(27)** |

Note 4 Taxes

| USD mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Distribution of tax expenses for the year** | | | |
| Payable taxes in Norway | | 3 | |
| Payable taxes foreign | 8 | 7 | 3 |
| Change in deferred tax | (9) | (3) | |
| **Total taxes** | **(1)** | **7** | **3** |
| | | | |
| **Tax effect of the group's temporary differences** | | | |
| Fixed assets | 11 | 18 | 21 |
| Current assets/liabilities | 1 | (2) | (1) |
| Long-term liabilities/provisions | 5 | (6) | (6) |
| Tax losses carried forward | (20) | (1) | |
| **Deferred tax** | **(3)** | **9** | **14** |
| Deferred tax shipowning tax regime | | 7 | 7 |
| **Total deferred tax** | **(3)** | **16** | **21** |
| | | | |
| **Change in deferred tax** | | | |
| Change in deferred tax | (19) | 5 | 7 |
| Directly recorded in balance sheet | 6 | | (4) |
| Translation adjustment effect | 4 | (1) | (3) |
| **Change in deferred tax** | **(9)** | **4** | **0** |
| | | | |
| **Basis for tax computation** | | | |
| Income before taxes | 154 | 85 | 60 |
| **28% tax** | **43** | **24** | **17** |
| | | | |
| **Tax effect from:** | | | |
| Permanent differences | | 3 | 3 |
| Non-taxable income | (34) | (14) | (16) |
| Translation adjustment effect | (10) | (6) | (2) |
| Differences in tax rates | | | 1 |
| **Calculated tax for the group** | **(1)** | **7** | **3** |
| | | | |
| **Effective tax rate for the group** | **-** | **8 %** | **5 %** |

Untaxed equity at 31 December was USD 1 005 million.
Tonnage tax was USD 0.7 million for 2004, and is classified as an operating expense.

Note 5 Goodwill, intangible assets and fixed assets

| USD mill | Property | Fixtures | Vessels | Newbuilding contracts | Capitalised docking | Total fixed assets | Goodwill and intangible assets |
|---|---|---|---|---|---|---|---|
| Cost price 01.01 | 91 | 83 | 1 085 | 23 | 5 | 1 287 | 137 |
| Additions | 3 | 11 | 65 | 49 | 9 | 137 | 10 |
| Disposals | (7) | (14) | (4) | (19) | (7) | (51) | (6) |
| **Cost price 31.12** | **87** | **80** | **1 146** | **53** | **7** | **1 373** | **141** |
| Currency translation adjustments | 2 | 1 | | | | 3 | 1 |
| Accumulated ordinary depreciation 31.12 | 18 | 50 | 575 | | | 643 | 118 |
| Accumulated write-downs 31.12 | 1 | | | | | 1 | |
| **Book value 31.12** | **70** | **31** | **571** | **53** | **7** | **732** | **24** |
| of which remaining write-ups | 17 | | | | | 17 | |
| **Current year's depreciation** | **4** | **10** | **49** | | | **63** | **10** |
| **Current year's write-down** | | | | | | | |
| Economic lifetime | Up to 50 years | 3-10 years | 14-25 years | | | | 10-20 years |
| Depreciation schedule | Straight line | Straight line | Straight line | | | | Straight line |

Goodwill additions in the amount of USD 4 million are related to acquisitions made in Barwil.

**The book value of goodwill at 31 December 2004 relates to the following acquisitions:**

| | |
|---|---|
| Den Norske Amerikalinje AS | 5 |
| Barwil | 11 |
| Other goodwill car, ro-ro and project cargo activities | 1 |
| **Total goodwill** | **17** |

The group has a leaseback agreement for six vessels in the car, ro-ro and project cargo activities segment. Those car carriers covered by the lease had a book value at 31 December of USD 89.4 million, and depreciation for the year came to USD 9.9 million. The leasing commitment is classified as a long-term liability. See note 13.

Finacial expenses of USD 1 million relating to newbuilding contracts were capitalised in 2004.

Note 6 Investments in associates

| Company | Business office/ country | Voting share/ ownership | Book value USD 1 000 |
|---|---|---|---|
| **Car, ro-ro and project cargo activities** | | | |
| Global Automotive Logistics S.A.S | France | 20.0 % | 60 172 |
| Port Newark Terminal | USA | 25.0 % | 218 |
| EUKOR Car Carriers Inc | Republic of Korea | 40.0 % | 159 016 |
| EUKOR Car Carriers Singapore Pte Ltd | Singapore | 40.0 % | 24 |
| EUKOR Shipowning Singapore Pte Ltd | Singapore | 50.0 % | 14 |
| Glovis Co., Ltd | Republic of Korea | 25.0 % | 100 000 |
| **Total car, ro-ro and project cargo activities** | | | **319 444** |
| | | | |
| **Barwil** | | | |
| Al-Rafid | Iraq | 50.0 % | 860 |
| Barwil Abu Dhabi | United Arab Emirates | 50.0 % | 298 |
| Barwil Huayang Shipping Agencies | China | 50.0 % | 127 |
| Barwil Dubai Agencies | United Arab Emirates | 49.0 % | 2 791 |
| Barwil Huyop Woon | Republic of Korea | 50.0 % | 218 |
| Barwil Ship. Services Fujairah | United Arab Emirates | 42.5 % | 399 |
| Barwil Star Agencies | Romania | 50.0 % | 657 |
| Denholm Barwil | United Kingdom | 40.0 % | 225 |
| ScanArabia | Egypt | 49.0 % | 115 |
| Algahnim Barwil Shipping | Kuwait | 49.0 % | 626 |
| Barwil (Thailand) Ltd | Thailand | 51.0 % | 228 |
| Barwil Agencies SA | Panama | 35.0 % | 855 |
| Barwil Algerie Spa | Algeria | 75.0 % | 522 |
| Barwil Georgia | Georgia | 50.0 % | 1 329 |
| Barwil Huayang Shipping Services Co Ltd | China | 50.0 % | 649 |
| Barwil SI. MAR. SRL | Italy | 49.0 % | 440 |
| Barwil Star Agencies SRL | Romania | 50.0 % | 657 |
| Barwil Ukraine Ltd | Ukraine | 75.0 % | 1 392 |
| Barwil Universal Agencies Ltd | Tyrkia | 50.0 % | 1 205 |
| Barwil Zaatarah Agencies Ltd | Jordan | 49.0 % | 736 |
| Barwill Egytrans Shipping Agencies SAE | Egypt | 70.0 % | 2 162 |
| Baasher Barwil Agencies Ltd | Sudan | 50.0 % | 611 |
| International Shipping Co Ltd | Yemen | 55.0 % | 102 |
| Knight Transport LLC | USA | 50.0 % | 273 |
| Norsul Barwil Agencies Maritimas LTDA | Brasil | 49.0 % | 406 |
| Towell Barwil Co (LLC) | Oman | 30.0 % | 203 |
| Transocean OY AB | Finland | 50.0 % | 152 |
| Other rights/interests Barwil segment | | | 5 827 |
| **Total Barwil segment** | | | **24 065** |
| | | | |
| **Barber** | | | |
| Barber Moss Ship Management AS | Norway | 50.0 % | 223 |
| Barklav (HK) Ltd | Hong Kong | 50.0 % | 158 |
| Star Information Systems AS | Norway | 34.0 % | 741 |
| Transpetrol ITM AS | Norway | 50.0 % | 53 |
| Barber-CS Marina Pte Ltd | Singapore | 50.0 % | 571 |
| Seawilh Limited | Hong Kong | 50.0 % | 395 |
| **Total Barber segment** | | | **2 141** |

cont next page

## Note 6 Investments in associates cont from previous page

| Company | Business office/ country | Voting share/ ownership | Book value USD 1 000 |
|---|---|---|---|
| **Holding** | | | |
| Dockwise Transport N.V. | Netherlands | 21.3 % | 41 506 |
| **Total investments in associates** | | | **387 156** |

| Specification of recorded share of equity and current year's net income: | |
|---|---|
| Book value 31.12.03, including EUKOR correction | 251 243 |
| Share of current year's income | 47 551 |
| Addition Barwil | 1 126 |
| Addition Barber | 543 |
| Addition car, ro-ro and project cargo activities | 100 000 |
| Disposal car, ro-ro and project cargo activities | (1 679) |
| Disposal Barwil | (1 458) |
| Equity adjustments/currency translation adjustment | (10 170) |
| **Book value 31.12.04** | **387 156** |

The accounting principle relating to bunkers derivatives has been changed, and the opening balance has been adjusted upwards by USD 9.6 million

Goodwill relating to the acquisition of the car transport division of Hyundai Merchant Marine by EUKOR Car Carriers Inc in December 2002 amounts to slightly more than USD 500 million. This is depreciated over its economic lifetime, which is 10 years. Income from associates including goodwill depreciation totaling USD 58.5 million related to car, ro-ro and project cargo activities

## Note 7 Investments in shares

| Company | Book value USD 1 000 |
|---|---|
| Helssingin Autoalo OY, Finland | 421 |
| AP Logistics, USA | 349 |
| Others | 540 |
| **Total investments in shares** | **1 310** |

## Note 8 Short-term financial investments

| USD mill | Market value | Cost price |
|---|---|---|
| Norwegian listed stocks | 37 | 34 |
| Bonds NOK | 13 | 13 |
| Bonds USD | 43 | 44 |
| Structured products NOK | 7 | 7 |
| Structured products USD | 17 | 17 |
| Futures | 1 | 3 |
| Project porfolio | 3 | 1 |
| Bunkers derivatives | 1 | |
| **Total short-term financial investments** | **122** | **118** |

## Note 9 Combined items, balance sheet

| USD mill. | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Other long-term assets** | | | |
| Loans to associates | 8 | 8 | |
| Loans to employees, shareholders, etc | | 1 | 1 |
| Other long-term assets | 13 | 11 | 8 |
| **Total other long-term assets** | **21** | **20** | **9** |

Of which long-term debtors falling due for payment later than one year:

| | | | |
|---|---|---|---|
| Loans to associates | 8 | 8 | |
| Other long-term assets | 13 | 11 | 8 |
| **Total other long-term assets due after one year** | **21** | **19** | **8** |

Newbuilding contracts have been reclassified in 2003 as vessels, property and fixtures

| | | | |
|---|---|---|---|
| **Other current assets** | | | |
| Bunkers | 11 | 9 | 8 |
| Accounts receivable | 117 | 118 | 132 |
| Other current receivables | 56 | 58 | 71 |
| **Total other current assets** | **184** | **185** | **211** |

| | | | |
|---|---|---|---|
| **Other current liabilities** | | | |
| Bank overdraft | 11 | 14 | 19 |
| Accounts payable | 93 | 92 | 84 |
| Dividend | 32 | 7 | 18 |
| Other current liabilities | 93 | 84 | 92 |
| **Total other current liabilities** | **229** | **197** | **213** |

## Note 10 Restricted bank deposits and undrawn committed drawing rights

| USD mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| Employee tax withholding account | 4 | 2 | 2 |
| Other restricted deposits | 11 | 4 | 7 |
| **Total restricted bank deposits** | **15** | **6** | **9** |
| Undrawn committed drawing rights | 130 | 126 | 91 |

## Note 11 Equity

| USD mill. | Share capital | Own shares | Total paid-in capital | Retained earnings | Minority interests | Total |
|---|---|---|---|---|---|---|
| Equity 31.12.03 | 130 | (5) | 125 | 451 | 1 | 577 |
| **Current year's change in equity:** | | | | | | |
| Currency translation adjustments | | | | (3) | | (3) |
| Options, employees | | 1 | 1 | | | 1 |
| Acquisition of own shares | | (1) | (1) | (2) | | (3) |
| Provision for and/or paid dividend | | | | (61) | | (61) |
| Net income (after minority interests) | | | | 155 | | 155 |
| **Equity 31.12.04** | **130** | **(5)** | **125** | **540** | **1** | **666** |

Own shares represented 3.4 per cent of the share capital in nominal value at 31 December 2004.

## Note 12 Pensions

| **Number of people in pension plans at 31.12** | Funded | | | Unfunded | | |
|---|---|---|---|---|---|---|
| | **2004** | **2003** | **2002** | **2004** | **2003** | **2002** |
| Employees (including disabled) | 595 | 588 | 531 | 371 | 374 | 383 |
| Retired employees | 426 | 424 | 427 | 700 | 698 | 677 |
| **Total** | **1 021** | **1 012** | **958** | **1 071** | **1 072** | **1 060** |

| **Financial assumptions for the pension calculations:** | **2004** | **2003** | **2002** |
|---|---|---|---|
| Expected rate of return on assets in pension plans | 6.4 % | 7.0 % | 7.0% |
| Discount rate | 5.4 % | 6.0 % | 6.0% |
| Annual pay regulation | 3.0 % | 3.0 % | 3.0% |
| Annual regulation of National Insurance base amount | 3.0 % | 2.5 % | 2.5% |
| Annual regulation of pensions | 2.0 % | 2.0 % | 2.0% |

| **Specification of pension expense: USD mill** | **2004** | **2003** | **2002** |
|---|---|---|---|
| Net present value of current year's service expense | 10 | 8 | 6 |
| Interest expenses related to service expense | 7 | 7 | 7 |
| Return on assets in pension plans | (4) | (4) | (5) |
| Recognised changes in estimates and variances | 3 | 3 | 3 |
| **Net pension expense** | **16** | **14** | **11** |

**Specification of net pension liabilities reflected in the balance sheet at 31.12**
**USD mill**

| | Funded | | | Unfunded | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2004** | **2003** | **2002** | **2004** | **2003** | **2002** | **2004** | **2003** | **2002** |
| Calculated pension liabilities | 90 | 69 | 64 | 69 | 59 | 57 | 159 | 128 | 121 |
| Plan assets at market value | 78 | 70 | 63 | | | | 78 | 70 | 63 |
| Plan assets greater (lesser) than calculated pension liabilities | (12) | 1 | (1) | (69) | (59) | (57) | (81) | (58) | (58) |
| Unrecognised changes in estimates | 23 | 14 | 19 | 22 | 17 | 18 | 45 | 31 | 37 |
| Accrued social security tax | | | | (4) | (4) | (4) | (4) | (4) | (4) |
| **Net recognised pension liabilities** | **11** | **15** | **18** | **(51)** | **(46)** | **(43)** | **(40)** | **(31)** | **(25)** |

## Note 13 Long-term interest-bearing debt

| USD mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Long-term interest-bearing debt** | | | |
| Mortgage debt | 270 | 363 | 472 |
| Leasing commitments | 123 | 92 | 106 |
| Bonds | 208 | 79 | 79 |
| Certificate loans | 10 | 32 | 28 |
| Other long-term interest-bearing debt | 70 | 31 | 27 |
| **Total long-term interest-bearing debt** | **681** | **597** | **712** |
| | | | |
| **Book value of mortgaged assets:** | | | |
| Bank deposit | | | |
| Property | 1 | | |
| Vessels | 472 | 467 | 492 |
| **Total** | **473** | **467** | **492** |
| | | | |
| **Repayment schedule for long-term interest-bearing debt:** | | | |
| Due in year 1 | 87 | 86 | 130 |
| Due in year 2 | 260 | 134 | 55 |
| Due in year 3 | 98 | 253 | 154 |
| Due in year 4 | 71 | 64 | 254 |
| Due in year 5 and later | 165 | 60 | 119 |
| **Total long-term interest-bearing debt** | **681** | **597** | **712** |

Bank loans accounted for roughly 40 per cent of total interest-bearing debt in the group in 2004. Leasing obligations and borrowing in the Norwegian certificate market accounted for about 60 per cent. A key part of the liquidity reserve takes the form of committed drawing rights, which amounted to USD 130 million at 31 December.

Of the group's total leasing commitments, USD 108.7 million relates to a sale/leaseback agreement for six car carriers, while the remaining commitments cover leasing of equipment. The leasing agreement for five car carriers runs until 2008 with options for repurchase/extensions, while the leasing agreement for a car carrier runs until 2011 with an option for extension.

| **Nominal annual leasing fees (USD mill):** | |
|---|---|
| 2005 | 20 |
| 2006–2009 | 69 |
| 2010 and later | 34 |

Loan agreements entered into by the group contain financial covenants relating to value-adjusted equity, free liquidity and cash flow. The group was in compliance with these covenants at 31 December 2004.

| **Guarantee commitments** | | | |
|---|---|---|---|
| Guarantees for group companies | 5 | 5 | 5 |
| Guarantees for associates | | 15 | 15 |
| **Total** | **5** | **20** | **20** |

## Note 14 Interests in joint ventures

**USD mill**

**The following companies in the group's car, ro-ro and project cargo activities are jointly controlled:**

| **Company** | **Business office, country** | **Voting share/ ownership** |
|---|---|---|
| Wallenius Wilhelmsen Lines group | Lysaker, Norway | 50.0% |
| Mark I Shipping Pte Ltd | Singapore | 50.0% |
| Mark I KS (wound up) | Lysaker, Norway | 50.0% |
| ARC LLC | New Jersey, USA | 50.0% |
| Fidelio Inc. | New Jersey, USA | 50.0% |
| Fidelio Limited Partnership | New Jersey, USA | 50.0% |
| American Auto Logistics Inc | New Jersey, USA | 49.9% |
| American Logistics Network LLC | New Jersey, USA | 49.9% |
| Logistics Coordinators Limited | New Jersey, USA | 49.9% |

The share of income statement and balance sheet items is incorporated line by line in the accounts.
Recognised figures by main category are specified below.

| | **Car, ro-ro and project cargo activities** |
|---|---|
| Share of operating income | 559 |
| Share of operating expenses | (526) |
| Share of net financial items | (3) |
| Share of net income | 25 |
| | |
| Share of fixed assets | 139 |
| Share of current assets | 149 |
| **Total assets** | **288** |
| | |
| Share of equity 31.12.03 | 69 |
| Share of net income | 25 |
| Change in equity | (11) |
| **Share of equity 31.12.04** | **83** |
| | |
| Share of long-term liabilities | 113 |
| Share of current liabilities | 92 |
| **Total liabilities** | **205** |

## Note 15 Financial exposures

The group's ordinary operations expose the company to risks associated with fluctuations in exchange rates, interest rates and the price of bunkers. Hedging strategies have been established to reduce the effect on results of fluctuations in these markets.

**Foreign exchange exposure**
The group's foreign exchange strategy is to hedge 25-75 per cent of its exposure on a rolling 12-monthly basis. The bulk of the group's foreign exchange exposure is to NOK, but exposure also exists to other currencies such as the SEK, the EUR, the KRW and the JPY. Group accounts are compiled in USD. The foreign exchange exposure is primarily hedged through forward contracts and options, but weight is also given to balancing revenues and expenses in each currency. The group realised a gain of just under USD 2 million on hedging contracts in 2004. Almost 50 per cent of the exposure was hedged at 31 December, when the value of the hedging portfolio was just under USD 2 million. The additional value has not been charged to the accounts in 2004.

**Interest rate exposure**
The group's interest rate strategy is to ensure that at least 25 per cent of the interest-bearing debt portfolio takes the form of fixed-term debt in excess of 12 months.

The group had interest hedge contracts and fixed-interest loans corresponding to about 40 per cent of its outstanding long-term liabilities at both 1 January and 31 December 2004.

At 31 December, the overall portfolio of loan hedging instruments had a shortfall of just over USD 6 million. This lower value has not been charged to the accounts in 2004. USD 15 million in hedging instruments fall due in 2005, USD 20 million in 2006, USD 130 million in 2008 and USD 45 million in 2011. To replace interest hedge contracts falling due, the group has secured about USD 300 million in such instruments which commence at a future date. These instruments commence in the period from 2005 to 2007, and run to the period from 2011 and 2016.

**Bunkers exposure**
The group's strategy for bunkers is to hedge 20-80 per cent of its requirement for the coming 24 months. About 40 per cent of the bunkers required annually by the WW group (excluding EUKOR), which totals some 400 000 tonnes, is hedged through a bunkers adjustment factor (BAF) in WWL's contracts of affreightment. Bunkers consumption in WWL has been additionally hedged during 2005 and 2006 through three forward contracts of 192 000, 120 000 and 96 000 tonnes respectively, at average prices of USD 163 per tonne. The WW group's share of these contracts will be about 50 per cent, corresponding to its share of earnings in WWL. Overall, just under 65 per cent of the group's bunkers consumption (excluding EUKOR) is hedged through forward contracts for 2005. At 31 December, the WW group's share of the capitalised value relating to bunkers contracts held by WWL came to USD 1 million while the corresponding share of capitalised value relating to bunkers contracts in EUKOR was USD 23 million.

The group changed its accounting principle for recording bunkers hedge contracts in 2004. See the section on accounting principles for a more detailed description of this change.

**Financial management**
The group has centralised its financial management in the parent company. Management of funds contained in the car, ro-ro and project cargo business has been split off into a separate management area with a very low risk profile.

The portfolio in the parent company will be managed with a significantly higher risk profile, and shares and structured products will account for the bulk of its holdings. Almost 50 per cent of the portfolio is placed in the Norwegian market. Through correct positioning in financial markets, the group achieved a total return of USD 14 million in 2004.

## Note 16 Events after the balance sheet date

No events occurred between the balance sheet date and the date when the accounts were presented which provide new information about conditions prevailing on the balance sheet date.

The size and global activities of the WW group dictate that companies in the group will be involved from time to time in disputes and legal actions. However, the group is not aware of any financial risk associated with disputes and legal actions which are not largely covered through insurance arrangements. Any such disputes/actions which might exist are of such a nature that they will not significantly affect the group's financial position.

## Note 17 Key figures business areas

| USD mill | Total | | | Car, ro-ro and project cargo activities (1) | | | Barwil (2) | | | Barber International (3) | | | Holding/ adustment (4) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
| **Income statement** | | | | | | | | | | | | | | | |
| Operating income other business areas | | | | | | | 1 | 2 | 2 | 4 | 4 | 4 | (5) | (6) | (6) |
| Operating income external customers | 1 081 | 966 | 875 | 935 | 840 | 758 | 88 | 75 | 68 | 36 | 34 | 30 | 22 | 17 | 19 |
| **Primary operating profit/(loss)** | **184** | **147** | **156** | **195** | **153** | **151** | **11** | **5** | **5** | **6** | **6** | **6** | **(28)** | **(17)** | **(6)** |
| Ordinary depreciation/write-down | (73) | (75) | (85) | (62) | (63) | (73) | (7) | (7) | (8) | (2) | (3) | (1) | (2) | (2) | (3) |
| **Net operating profit/(loss)** | **111** | **72** | **71** | **134** | **90** | **78** | **4** | **(2)** | **(3)** | **4** | **3** | **5** | **(30)** | **(19)** | **(9)** |
| Net income from associates | 47 | 14 | 13 | 28 | 4 | 2 | 11 | 7 | 7 | 1 | | | 7 | 3 | 4 |
| **Profit/(loss) after associates** | **158** | **86** | **84** | **162** | **94** | **80** | **15** | **5** | **4** | **5** | **3** | **5** | **(23)** | **(16)** | **(5)** |
| Net financial items | (4) | (1) | (27) | (15) | (13) | (23) | | 1 | | | | 1 | 11 | 11 | (5) |
| **Profit/(loss) before taxes** | **154** | **85** | **57** | **147** | **81** | **57** | **15** | **6** | **4** | **5** | **3** | **6** | **(12)** | **(5)** | **(10)** |
| Taxes | 1 | (7) | (3) | (8) | (8) | (8) | (4) | (1) | (1) | 1 | 1 | | 12 | 1 | 3 |
| **Net profit/(loss)** | **155** | **78** | **54** | **139** | **73** | **52** | **11** | **5** | **3** | **5** | **4** | **6** | **0** | **(4)** | **(7)** |
| Of this minority interests | | | | | | | | | | | | | | | |
| **Balance sheet** | | | | | | | | | | | | | | | |
| Fixed assets | 756 | 719 | 772 | 664 | 633 | 682 | 31 | 41 | 36 | 7 | 10 | 10 | 54 | 35 | 44 |
| Long-term receivables/investments | 412 | 278 | 249 | 326 | 195 | 185 | 47 | 26 | 25 | 13 | 10 | 3 | 26 | 47 | 36 |
| Current assets | 481 | 443 | 468 | 251 | 257 | 279 | 91 | 92 | 87 | 29 | 29 | 29 | 111 | 65 | 73 |
| **Total assets** | **1 649** | **1 440** | **1 489** | **1 241** | **1 085** | **1 146** | **169** | **159** | **148** | **48** | **49** | **42** | **191** | **147** | **153** |
| Equity | 666 | 577 | 505 | 597 | 375 | 395 | 66 | 27 | 40 | 17 | 17 | 19 | (14) | 158 | 51 |
| Long-term liabilities | 736 | 651 | 762 | 536 | 552 | 647 | 15 | 54 | 22 | 4 | 7 | 5 | 181 | 38 | 88 |
| Short-term liabilities | 247 | 212 | 222 | 108 | 158 | 104 | 88 | 78 | 86 | 27 | 25 | 18 | 24 | (49) | 14 |
| **Total equity and liabilities** | **1 649** | **1 440** | **1 489** | **1 241** | **1 085** | **1 146** | **169** | **159** | **148** | **48** | **49** | **42** | **191** | **147** | **153** |
| **Investments in fixed assets** | **148** | **56** | **30** | **129** | **45** | **19** | **14** | **8** | **9** | **2** | **2** | **1** | **3** | **1** | **1** |

1) The income element from CAT/GAL and Eukor Car Carriers is included in accordance with the equity method in car, ro-ro and project cargo activities. The sale of Takamine from Wilhelmsen Lines Shipowning AS (100%) to Fidelio Ltd Partnership (50 per cent) in the fourth quater of 2003 yielded a loss of USD 1.1 million.
Sales gains are included at USD 27.1 million for the fourth quarter of 2002, and USD 27.1 million for the full year 2002 respectively.
Goodwill is written down by USD 6 million for the fourth quarter of 2002, and USD 6 million for the full year 2002 respectively.
2) Gain on the sale of a crewboat is included at USD 0.9 million for the fourth quarter of 2004 and USD 0.9 million for the year as a whole.
Sales gain relating to terminal operations is included at USD 0.7 million for the fourth quarter of 2004 and USD 0.7 million for the year as a whole
Write-downs relating to terminal operations are included at USD 1 million for the fourth quarter of 2003, and USD 1 million for the full year 2003.
Including a write-down relating to terminal operations of USD 2 million for the fourth quarter of 2002, and USD 2 million for the full year 2002.
3) Sales gain relating to terminal operations is included at USD 0.7 million for the fourth quarter of 2004 and USD 0.7 million for the year as a whole
Write-downs relating to terminal operations are included at USD 1 million for the fourth quarter of 2003, and USD 1 million for the full year 2003.
4) The income element from the heavy transport commitment in Dockwise has been included in accordance with the equity method under holding/adjustment.
Wilh. Wilhelmsen withdrew completely from the tanker segment in the second quarter of 2002. The income from this segment is included in under holding/adjustment, and amounted after tax to USD 4.5 million in 2002.
A sales gain of USD 5.5 million from the sale of Tijuca is included in the second quarter of 2002.

**Change in accounting principle for bunkers derivatives**

The effect of this change for 2004 is shown below, together with recalculated comparative figures for 2003.

| **Income statement** | **2004** | **2003** |
|---|---|---|
| Net income from affiliates | 13.6 | 9.6 |
| Net financial items | (0.9) | 2.0 |
| Income for the period | 12.7 | 11.6 |

| **Balance sheet** | **2004** | **2003** |
|---|---|---|
| Investment in affiliates | 23.2 | 9.6 |
| Short-term financial investments | 1.1 | 2.0 |
| Total assets | 24.3 | 11.6 |
| | | |
| Equity | 24.3 | 11.6 |
| **Total equity and liabilities** | **24.3** | **11.6** |

# INCOME STATEMENT

## WILH. WILHELMSEN ASA

| NOK mill | Note | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| **Operating income** | 1 | **71** | **77** | **94** |
| **Operating expenses** | | | | |
| Wages and remuneration | 2 | (156) | (98) | (96) |
| Depreciation | 5 | (6) | (7) | (11) |
| Other operating expenses | 3 | (151) | (104) | (152) |
| **Total operating expenses** | | **(313)** | **(209)** | **(259)** |
| **Net operating profit/(loss)** | | **(242)** | **(132)** | **(165)** |
| **Financial income and expenses** | | | | |
| Financial income | 3 | 274 | 521 | 673 |
| Financial expenses | 3 | (91) | (31) | (33) |
| **Net financial items** | | **183** | **490** | **640** |
| **Profit/(loss) before taxes** | | **(59)** | **358** | **475** |
| Taxes | 4 | 88 | (40) | 8 |
| **Net profit/(loss)** | | **29** | **318** | **483** |
| **Transfers and allocations** | | | | |
| (To)/from equity | | 361 | (119) | (347) |
| Dividends | | (390) | (199) | (136) |
| **Total transfers and allocations** | | **(29)** | **(318)** | **(483)** |

# BALANCE SHEET WILH. WILHELMSEN ASA

| NOK mill | Note | 31.12.04 | 31.12.03 | 31.12.02 |
|---|---|---|---|---|
| **Fixed assets** | | | | |
| Intangible assets | 5 | 1 | 2 | 3 |
| Deferred tax asset | 4 | 100 | 13 | 27 |
| Fixtures | 5 | 13 | 14 | 17 |
| Investments in subsidiaries | 6 | 1 149 | 1 090 | 1 575 |
| Investments in associates | 7 | 1 571 | 963 | 991 |
| Other long-term assets | 8 | 1 026 | 885 | 893 |
| **Total fixed assets** | | **3 860** | **2 967** | **3 506** |
| **Current assets** | | | | |
| Other current assets | 8 | 119 | 530 | 142 |
| Short-term financial investments | 9 | 495 | 388 | 328 |
| Cash and bank deposits | 10 | 128 | 111 | 216 |
| **Total current assets** | | **742** | **1 029** | **686** |
| **Total assets** | | **4 602** | **3 996** | **4 192** |
| **Equity** | | | | |
| Paid-in capital | 11 | 993 | 993 | 993 |
| Own shares | 11 | (33) | (34) | (39) |
| Retained earnings | 11 | 1 374 | 1 748 | 1 593 |
| **Total equity** | | **2 334** | **2 707** | **2 547** |
| **Provisions for liabilities** | | | | |
| Pension liabilities | 12 | 163 | 159 | 143 |
| Other provisions for liabilities | | | | 5 |
| **Total provisions for liabilities** | | **163** | **159** | **148** |
| **Long-term liabilities** | | | | |
| Long-term interest-bearing debt | 13 | 1 644 | 943 | 1 158 |
| Other long-term liabilities | 8 | 176 | 7 | 4 |
| **Total long-term liabilities** | | **1 820** | **950** | **1 162** |
| **Current liabilities** | | | | |
| Public duties payable | 4 | | 14 | 1 |
| Payable taxes | | 15 | 14 | 10 |
| Other current liabilities | 8 | 270 | 152 | 324 |
| **Total current liabilities** | | **285** | **180** | **335** |
| **Total equity and liabilities** | | **4 602** | **3 996** | **4 192** |

Lysaker, 14 March 2005

| Wilhelm Wilhelmsen | Leif T Løddesøl | Helen Juell | Odd Rune Austgulen | Anders Chr Stray Ryssdal | Diderik Schnitler | Ingar Skaug |
|---|---|---|---|---|---|---|
| chair | deputy chair | | | | | president |

# CASH FLOW STATEMENT
# WILH. WILHELMSEN ASA

| NOK mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Income before taxes | (59) | 358 | 475 |
| Taxes paid in the period | (15) | (3) | |
| Loss/(gain) on sale of fixed assets | 12 | 2 | |
| Depreciation and write-down | 6 | 7 | 11 |
| Classified as investing or financing activities | | | (530) |
| Changes in market value - trading portfolio | (107) | (60) | 92 |
| Changes in receivables/liabilities/bunkers | (36) | (474) | 90 |
| Difference expensed pension and premium paid | 4 | 16 | 1 |
| Change in other periodic accruals | 137 | 24 | 64 |
| **Net cash provided by/(used in) operating activities** | **(58)** | **(130)** | **203** |
| **Cash flow from investing activities** | | | |
| Proceeds from sale of fixed assets | 3 | 2 | 3 |
| Investments in fixed assets | (6) | (8) | (7) |
| Proceeds from investment in subsidiaries and other companies | 370 | 530 | 1 050 |
| Payment to investment in subsidiaries and other companies | (611) | (9) | (956) |
| Changes in other investments | | 8 | (156) |
| **Net cash flow provided by/(used in) investing activities** | **(244)** | **523** | **(66)** |
| **Cash flow from financing activities** | | | |
| Proceeds from issuance/(repayment) of debt | 583 | (212) | 179 |
| Purchase of own shares | (23) | (8) | (127) |
| Paid-in equity | 10 | 7 | 3 |
| Dividends paid | (251) | (285) | (111) |
| **Net cash flow provided by/(used in) financing activities** | **319** | **(498)** | **(56)** |
| **Net increase/(decrease) in cash and cash equivalents** | **17** | **(105)** | **81** |
| Cash and cash equivalents at 01.01 | 111 | 216 | 135 |
| **Cash and cash equivalents at 31.12** | **128** | **111** | **216** |
| **Restricted bank deposits at 31.12** | | | |
| Employee tax withholding account | 8 | 5 | 5 |

## Note 1 Gross revenue

| NOK mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Operating income** | | | |
| Intercompany income | 11 | 16 | 28 |
| Fees | 47 | 44 | 64 |
| Other income | 13 | 17 | 2 |
| **Total other operating income** | **71** | **77** | **94** |

## Note 2 Wages and remuneration

| NOK mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| Wages | 72 | 44 | 52 |
| Social security tax | 11 | 12 | 12 |
| Pension cost | 36 | 33 | 26 |
| Other remuneration | 37 | 9 | 6 |
| **Total wages and remuneration** | **156** | **98** | **96** |
| Average number of employees | 61 | 60 | 62 |

| Remuneration (NOK 1 000) | Board | Executive chair | President |
|---|---|---|---|
| Wages/fees | 821 | 2 473 | 3 578 |
| Pension premium | | | 4 848* |
| Other remuneration | | 121 | 1 769 |
| **Total** | **821** | **2 594** | **10 195** |

The president has the right to a life-long pension constituting two-thirds of his annual salary at retirement. Likewise, the chair of the board has the right to a life-long pension constituting two-thirds of his annual salary at retirement.

The president also has an agreement on reducing his workload between the ages of 63 and 67, without reducing the pension entitlement outlined above.

* In connection with the transition to linear earning of pension entitlements, a one-off premium of NOK 2 649 was allocated for the president in 2004, which is reflected in the pension premium for the year.

Other remuneration for the president relates primarily to the exercise of share options.

The president also has an agreement on severance pay which gives him the right to receive 75 per cent of his annual salary for 18 months after he leaves the company as the result of a merger, substantial changes in ownership or a decision by the board of directors. Possible other income received during the period will reduce this severance pay by 50 per cent.

cont next page

Note 2 Wages and remuneration cont from previous page

| Loans and guarantiees | Employees | Directors | Executive chair | President |
|---|---|---|---|---|
| Loans (NOK 1 000) | 331 | 0 | 0 | 0 |

Employees are charged 2.5 per cent interest. No security has been provided for the loans.

| Audit (NOK 1 000) | |
|---|---|
| Statutory audit fee | 1 060 |
| Agreed-upon procedures - auditors | 941 |
| Tax services - auditors' associates | 1 479 |
| Other consultancy fees - auditors | 26 |
| **Total** | **3 506** |

**Shares owned or controlled by representatives of or related parties to Wilh. Wilhelmsen ASA.**

| Name | A shares | B shares | Total | Per cent of total shares | Per cent of voting stock |
|---|---|---|---|---|---|
| BOARD OF DIRECTORS: | | | | | |
| Wilhelm Wilhelmsen (chair) | 20 295 940 | 2 181 244 | 22 477 184 | 45.28 % | 55.07 % |
| Leif T Løddesøl (deputy chair) | 1 152 | | 1 152 | | |
| Odd Rune Austgulen | 136 | 40 000 | 40 136 | | |
| Anders Chr Stray Ryssdal | | | 0 | | |
| Helen Juell | 17 988 | 2 200 | 20 188 | | |
| Diderik Schnitler | 2 000 | | 2 000 | | |
| EXECUTIVES: | | | | | |
| Ingar Skaug (president and group CEO/alternate director) | 21 044 | 1 500 | 22 544 | | |
| Sjur Galtung (deputy group CEO/alternate director) | 63 382 | 24 428 | 87 810 | | |
| Arild B Iversen (senior vice president) | 10 184 | 10 000 | 20 184 | | |
| Hans Chr Bangsmoen (senior vice president) | 6 230 | 10 580 | 16 810 | | |
| Bjørn Tønsberg (president Barwil Agencies) | 5 046 | 4 160 | 9 206 | | |
| Svein Sørlie (president Barber International) | 10 814 | 2 020 | 12 834 | | |

Note 3 Combined items, income statement

| NOK mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Other operating expenses** | | | |
| Intercompany expenses | 1 | 1 | 59 |
| Bad debts | | (2) | |
| Sales and administration expenses | 150 | 105 | 93 |
| **Total other operating expenses** | **151** | **104** | **152** |
| | | | |
| **Financial income** | | | |
| Dividend from subsidiaries | 79 | 293 | 609 |
| Group contribution | 42 | 92 | 47 |
| Dividend | 13 | 7 | 46 |
| Interest income | 10 | 10 | 6 |
| Interest income from subsidiaries | 36 | 31 | 42 |
| Net currency gain | | | 27 |
| Return on short-term financial investments | 94 | 88 | (104) |
| **Total financial income** | **274** | **521** | **673** |
| | | | |
| **Financial expenses** | | | |
| Interest expenses | (33) | (23) | (28) |
| Interest expense to subsidiaries | (1) | (1) | (1) |
| Nett currency loss | (55) | (5) | |
| Other financial items | (2) | (2) | (4) |
| **Total financial expenses** | **(91)** | **(31)** | **(33)** |
| **Net financial items** | **183** | **490** | **640** |

## Note 4 Taxes

| NOK mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Distribution of tax expenses for the year** | | | |
| Payable taxes | | 26 | |
| Change in deferred tax | (88) | 14 | (8) |
| **Total taxes** | **(88)** | **40** | **(8)** |
| **Tax effect of temporary differences** | | | |
| Fixtures* | (1) | 35 | 26 |
| Current assets | | | 6 |
| Long term liabilities/provisions for liabilities | (52) | (48) | (43) |
| Tax losses carried forward | (47) | | (16) |
| **Total deferred tax (deferred tax asset)** | **(100)** | **(13)** | **(27)** |

* The company has temporary differences relating to shares and interests in other companies which are not included in the calculation basis for deferred tax/deferred tax asset. The deferred tax on these temporary differences amounts to NOK 34 million.

| | | | |
|---|---|---|---|
| **Basis for tax computation** | | | |
| Income before taxes | (59) | 358 | 475 |
| **28% tax** | **(17)** | **100** | **133** |
| **Tax effect from** | | | |
| Permanent differences | 5 | 1 | 1 |
| Non-taxable income | (42) | (82) | (152) |
| Other | (34) | 21 | 10 |
| **Calculated tax** | **(88)** | **40** | **(8)** |
| **Effective tax rate** | **-** | **11 %** | **(2 %)** |

Note 5 Intangible and fixed assets

| NOK mill | Intangible assets | Fixtures |
|---|---|---|
| Cost price 01.01 | 3 | 24 |
| Additions | 1 | 6 |
| Disposals | | (4) |
| **Cost price 31.12** | **4** | **26** |
| Accumulated ordinary depreciation 01.01 | 1 | 9 |
| Accumulated ordinary depreciation 31.12 | 3 | 13 |
| **Book value 31.12** | **1** | **13** |
| **Current year's depreciation** | **1** | **5** |
| Economic lifetime | Up to 3 years | 3-10 years |
| Depreciation schedule | Straight line | Straight line |

## Note 6 Investments in subsidiaries

Investments in subsidiaries are recorded at cost. Where a reduction in the value of shares in subsidiaries is considered to be permanent and significant, a write down to net realisable value is recorded.

| Company | Business office Country | Voting share Ownership share | Book value (NOK 1 000) |
|---|---|---|---|
| Njord Insurance Company Ltd | Bermuda | 100% | 3 611 |
| Strandveien 20 ANS | Norway | 99% | 139 587 |
| Wilh. Wilhelmsen (Asia) Sdn Bhd | Malaysia | 100% | 1 875 |
| Wilh. Wilhelmsen (Hong Kong) Ltd | Hong Kong | 100% | 50 |
| Wilh. Wilhelmsen Netherlands BV | Netherlands | 100% | 310 273 |
| Wilhelmsen Forbes Energy Logistics Ltd | Mauritius | 100% | 75 |
| Wilhelmsen Insurance Services AS | Norway | 100% | 50 |
| Wilhelmsen Lines AS | Norway | 100% | 650 050 |
| Wilhelmsen Lines Shipowning Holding AS | Norway | 100% | 2 252 686 |
| Wilhelmsen Maritime Services AS | Norway | 100% | 293 440 |
| Wilhelmsen Offshore & Chartering | Norway | 100% | 75 330 |
| WilService AS | Norway | 100% | 1 113 |
| Deferred income intragroup transaction | Norway | | (2 578 797) |
| **Total investments in subsidiaries** | | | **1 149 343** |

## Note 7 Investments in associates

Investments in associates are recorded at cost. Where a reduction in the value of shares is considered to be permanent and significant, a write down to net realisable value is recorded.

| Company | Business office Country | Voting share Ownership share | Book value (NOK 1 000) |
|---|---|---|---|
| EUKOR Car Carriers Inc | Republic of Korea | 40.0% | 960 201 |
| EUKOR Car Carriers Singapore Pte Ltd | Singapore | 40.0% | 178 |
| EUKOR Shipowning Singapore Pte Ltd | Singapore | 50.0% | 102 |
| Glovis Co, Ltd | Republic of Korea | 25.0% | 610 620 |
| **Total investments in associates** | | | **1 571 101** |

## Note 8 Combined items, balance sheet

| NOK mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Other long-term assets** | | | |
| Loans to subsidiaries | 999 | 859 | 881 |
| Loans to employees | | | 1 |
| Other long-term assets | 27 | 26 | 11 |
| **Total long-term assets** | **1026** | **885** | **893** |

Of which long-term debtors falling due for payment later than one year:

| | | | |
|---|---|---|---|
| Loans to subsidiaries | 990 | 849 | 451 |
| Other long-term assets | 25 | 25 | 11 |
| **Total long-term assets due after one year** | **1015** | **874** | **462** |
| **Other current assets** | | | |
| Short-term intercompany receivable | 86 | 511 | 76 |
| Other current receivables | 33 | 19 | 66 |
| **Total other current assets** | **119** | **530** | **142** |
| **Other long-term liabilities** | | | |
| Loans from subsidiaries | 155 | | |
| Other long-term liabilities | 21 | 7 | 4 |
| **Total other long-term liabilities** | **176** | **7** | **4** |
| **Other current liabilities** | | | |
| Accounts payable | | | 5 |
| Dividend | 192 | 50 | 136 |
| Intercompany payable | 28 | 65 | 117 |
| Other current liabilities | 50 | 37 | 66 |
| **Total other current liabilities** | **270** | **152** | **324** |

## Note 9 Short-term financial investments

| NOK mill | Market value | Cost price |
|---|---|---|
| Norwegian listed stocks | 226 | 205 |
| Bonds NOK | 10 | 10 |
| Bonds USD | 90 | 93 |
| Structured products NOK | 43 | 42 |
| Structured products USD | 105 | 103 |
| Futures | 2 | 4 |
| Project portfolio | 19 | 19 |
| **Total short-term financial investments** | **495** | **477** |

## Note 10 Restricted bank deposits and undrawn committed drawing rights

| NOK mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| Employee tax withholding account | 8 | 5 | 5 |
| Undrawn committed drawing rights | 608 | 716 | 630 |

## Note 11 Equity

| NOK mill | Share capital | Own shares | Retained earnings | Total |
|---|---|---|---|---|
| Equity 31.12.2003 | 993 | (34) | 1 748 | 2 707 |
| **Current year's change in equity:** | | | | |
| Purchase of own shares | | (5) | (16) | (21) |
| Options employees | | 5 | 5 | 10 |
| Group contribution | | | (1) | (1) |
| Proposed dividend | | | (192) | (192) |
| Dividend paid | | | (198) | (198) |
| Net income | | | 29 | 29 |
| **Equity 31.12.2004** | **993** | **(33)** | **1 374** | **2 334** |

A total of 127 900 A shares and 127 900 B shares were utilised in 2004 for options exercised by employees. The strike price for these options is NOK 65-144 for the A shares and NOK 65-135 for the B shares. This option programme expired at 31 December 2004, and was replaced by a new programme which commenced on 1 January 2005.

At 31 December 2004, Wilhelmsen Lines Shipowning AS owned 1 401 476 Class A shares and 241 700 Class B shares, while Wilh. Wilhelmsen ASA owned 16 000 Class A shares and 10 000 Class B shares. The total purchase price of these shares is about NOK 82 million.

The company's share capital comprises 36 856 468 Class A shares and 12 781 032 Class B shares, totalling 49 637 500 shares with a nominal value of NOK 20 each. Class B shares do not carry a vote at the general meeting. Otherwise, each share confers the same rights in the company.

cont next page

Note 11 Egenkapital cont from previous page

**The largest shareholders in Wilh. Wilhelmsen ASA**

| Shareholder | A shares | B shares | Total number of shares | Per cent of total shares | Per cent of voting stock |
|---|---|---|---|---|---|
| AS W WILHELMSEN | 6 806 752 | 795 992 | 7 602 744 | 15.32 | 18.47 |
| AS ORION INVEST | 4 755 504 | 494 436 | 5 249 940 | 10.58 | 12.90 |
| SKIPS AS TUDOR | 4 066 556 | 20 000 | 4 086 556 | 8.23 | 11.03 |
| ODIN NORDEN | 0 | 2 663 468 | 2 663 468 | 5.37 | - |
| FOLKETRYGDFONDET | 1 563 000 | 1 060 000 | 2 623 000 | 5.28 | 4.24 |
| AS TRES | 2 085 376 | 260 672 | 2 346 048 | 4.73 | 5.66 |
| KASSIOPEIA | 1 971 584 | 202 448 | 2 174 032 | 4.38 | 5.35 |
| ODIN NORGE | 0 | 1 849 415 | 1 849 415 | 3.73 | - |
| WILHELMSEN LINES SHIPOWNING AS | 1 401 476 | 241 700 | 1 643 176 | 3.31 | 3.80 |
| SKANDINAVISKA ENSKILDA BANKEN | 484 128 | 1 145 600 | 1 629 728 | 3.28 | 1.31 |
| SKAGEN VEKST | 920 000 | 0 | 920 000 | 1.85 | 2.50 |
| STATE STREET BANK & TRUST CO. | 803 316 | 978 | 804 294 | 1.62 | 2.18 |
| VERDIPAPIRFOND PARETO AKSJE NORGE | 468 600 | 310 000 | 778 600 | 1.57 | 1.27 |
| JPMORGAN CHASE BANK | 213 870 | 409 200 | 623 070 | 1.26 | 0.58 |
| SIS SEGAINTERSETTLE AG 5 PCT NOM | 551 800 | 0 | 551 800 | 1.11 | 1.50 |
| SKIPSREDER TOM WILHELMSENS STIFTELSE | 370 400 | 176 000 | 546 400 | 1.10 | 1.00 |
| VERDIPAPIRFONDET AVANSE NORGE, NOR | 503 362 | 0 | 503 362 | 1.01 | 1.37 |
| VERDIPAPIRFOND PARETO AKTIV | 226 100 | 100 800 | 326 900 | 0.66 | 0.61 |
| ODIN MARITIM | 0 | 264 150 | 264 150 | 0.53 | - |
| VITAL FORSIKRING ASA(OMLØP) | 46 572 | 214 300 | 260 872 | 0.53 | 0.13 |
| DFA-INTL SML CAP VAL PORT | 245 200 | 0 | 245 200 | 0.49 | 0.67 |
| STOREBRAND LIVSFORSIKRING AS | 225 260 | 8 500 | 233 760 | 0.47 | 0.61 |
| SIS SEGAINTERSETTLE AG 25 PCT | 89 900 | 116 900 | 206 800 | 0.42 | 0.24 |
| BRAS AS | 3 000 | 202 320 | 205 320 | 0.41 | 0.01 |
| TUDOR SHIPHOLDING AS | 0 | 200 000 | 200 000 | 0.40 | - |
| TRONDHEIM KOMMUNE | 197 600 | 0 | 197 600 | 0.40 | 0.54 |
| NORSK HYDROS PENSJONSKASSE | 192 523 | 0 | 192 523 | 0.39 | 0.52 |
| DET STAVANGERSKE DAMPSKIBSSELSKAP | 188 500 | 0 | 188 500 | 0.38 | 0.51 |
| ORKLA FINANS INVESTMENT FUND | 108 580 | 67 500 | 176 080 | 0.35 | 0.29 |
| Other | 8 367 509 | 1 976 653 | 10 344 162 | 20.84 | 22.70 |
| **Total** | **36 856 468** | **12 781 032** | **49 637 500** | **100.00** | **100.00** |

At 31 December 2004, 3 226 863 (8.76 per cent) of the A shares and 1 907 011 (14.92 per cent) of the B shares were owned by foreigners. The corresponding figures for 2003 were 2 770 162 (7.52 per cent) A shares and 2 240 398 (17.53 per cent) B shares.

## Note 12 Pensions

Funded pensions (collective pension plans) and other pensions (unfunded).
Pension funds are primarily invested in bonds, listed shares and real property.

| | Funded | | | Unfunded | | |
|---|---|---|---|---|---|---|
| **Number of people in pension plans at 31.12** | **2004** | **2003** | **2002** | **2004** | **2003** | **2002** |
| Employees (including disabled) | 72 | 72 | 73 | 306 | 306 | 326 |
| Retired employees | 248 | 248 | 261 | 627 | 627 | 617 |
| **Total** | **320** | **320** | **334** | **933** | **933** | **943** |

**Financial assumptions for the pension calculations:**

| | **2004** | **2003** | **2002** |
|---|---|---|---|
| Expected rate of return on assets in pension plans | 6.4 % | 7.0 % | 7.0 % |
| Discount rate | 5.4 % | 6.0 % | 6.0 % |
| Annual pay regulation | 3.0 % | 3.0 % | 3.0 % |
| Annual regulation of National Insurance base amount | 3.0 % | 2.5 % | 2.5 % |
| Annual regulation of pensions | 2.0 % | 2.0 % | 2.0 % |

**Specification of pension cost:**

| **NOK mill** | Funded | | | Unfunded | | |
|---|---|---|---|---|---|---|
| | **2004** | **2003** | **2002** | **2004** | **2003** | **2002** |
| Net present value of current year's service expense | 4 | 4 | 4 | 3 | 3 | 1 |
| Interest expenses related to service expense | 10 | 10 | 10 | 17 | 19 | 19 |
| Return on assets in pension plans | (13) | (15) | (16) | | | |
| Recognised changes in estimates and variances | 5 | 5 | 4 | 7 | 7 | 4 |
| Costs of pension contributions | 3 | | | | | |
| **Net pension expense** | **9** | **4** | **2** | **27** | **29** | **24** |

**Specification of net pension liabilities reflected in the balance sheet at 31.12**

| **NOK mill** | Funded | | | Unfunded | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2004** | **2003** | **2002** | **2004** | **2003** | **2002** | **2004** | **2003** | **2002** |
| Calculated pension liabilities | (200) | (175) | (176) | (330) | (318) | (331) | (530) | (493) | (507) |
| Plan assets at market value | 216 | 211 | 215 | | | | 216 | 211 | 215 |
| Plan assets greater (less) than calculated pension liabilities | 16 | 36 | 39 | (330) | (318) | (331) | (314) | (282) | (792) |
| Unrecognised changes in estimates | 77 | 61 | 72 | 95 | 83 | 97 | 172 | 144 | 169 |
| Accrued social security tax | | | | (21) | (21) | (20) | (21) | (21) | (20) |
| **Net recognised pension liabilities** | **93** | **97** | **111** | **(256)** | **(256)** | **(254)** | **(163)** | **(159)** | **(143)** |

## Note 13 Long-term interest-bearing debt

| NOK mill | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Long-term interest-bearing debt** | | | |
| Mortgage debt | 304 | 167 | 416 |
| Bonds | 1 162 | 561 | 550 |
| Certificate loans | 178 | 215 | 192 |
| **Total long-term interest-bearing debt** | **1 644** | **943** | **1 158** |
| | | | |
| **Book value of mortgaged assets** | | | |
| Shares | | 576 | 803 |

Repayment schedule for long-term interest-bearing debt

| | | | |
|---|---|---|---|
| Due in year 1 | 121 | 215 | 517 |
| Due in year 2 | 216 | 111 | |
| Due in year 3 | 359 | 352 | 100 |
| Due in year 4 | 304 | 265 | 353 |
| Due in year 5 and later | 643 | | 188 |
| **Total long-term interest-bearing debt** | **1 644** | **943** | **1 158** |

| | | | |
|---|---|---|---|
| **Guarantee commitments** | | | |
| Guarantees for group companies | | 35 | 35 |
| Guarantees for associates | | 100 | 15 |
| **Total guarantees** | **0** | **135** | **50** |

## Note 14 Events after the balance sheet date

No events occurred between the balance sheet date and the date when the accounts were presented which provide new information about conditions prevailing on the balance sheet date.

# AUDITOR'S REPORT FOR 2004

We have audited the annual financial statements of Wilh.Wilhelmsen ASA as of December 31, 2004, showing a profit of NOK 29 millions for the parent company and a profit of USD 155 millions for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information given in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit are consistent with the financial statements and comply with the law and regulations.

Oslo, 14 March 2005
PricewaterhouseCoopers AS

Erling Elsrud
State Authorised Public Accountant (Norway)
Note: This translation from Norwegian has been prepared for information purposes only.





Ingar Skaug

# "The shaper of the maritime service industry"

By merging Barber International and Barwil into Wilhelmsen Maritime Services (WMS), we are laying the foundation for tomorrow's maritime service centre.

The creation of WMS in the autumn of 2004 was a consequence of our ambition to be a leading global supplier of maritime services. This new company became an accomplished fact at 1 January 2005.

It will be a large, heavyweight and important player in the shipping industry of the future. By coordinating operations in our two highly-regarded service companies, we are providing customers with a better product and providing opportunities for closer and broader contacts. In this way, we aim to strengthen our competitiveness in the market.

At the same time, the new company gives our employees a unique opportunity to stretch towards new targets, and to develop further within a bigger organisation with a wider range of assignments in a global market. WMS will build on the broad know-how available in our organisation while concentrating on continued expertise development in order to shape tomorrow's products.

**TOMORROW DIFFERENT FROM YESTERDAY**

Working in the shipping business tomorrow will be different from than it was yesterday or is today. Our industry must also acknowledge that changes are coming fast and could be sweeping.

The maritime sector had a fantastic year in 2004. Unforgettable, according to the analysts. Historic, according to our accounts. Challenging for the future, say those of us who have been at the helm in a market long characterised by cyclical fluctuations and instability.

The trend is clear. As in other industries, a restructuring and consolidation among maritime service companies is unavoidable. This will strengthen their global competitiveness.

Other sectors of the shipping business are already in a consolidation phase. Mergers and acquisitions are under discussion. Shipping companies form joint ventures. Ship designers collaborate, port agents merge and underwriters become fewer but larger.

The container segment has already been through a substantial consolidation in recent years. Acquisitions are taking place in the tanker market, such as OSG/Stelmar, Genmar/Soponata, Teekay/Naviera, Tapios and Worldwide/Bergesen.









Crew on m/v Talisman greet the pilot arriving by helicopter for the approach to Zeebrugge.

By contrast, the maritime service sector remains highly fragmented. It comprises a great many small companies which each has a modest market share.

If we compare this part of the business with other industries, we see that it has made little progress with consolidation. Applying a consolidation graph presented by the Harvard Business Review in 2002 puts our sector at the bottom of the curve. In this fragmented condition, we want to contribute through WMS to consolidation and the creation of global products.

**TAILORED SOLUTIONS SOUGHT**

An extensive customer survey in Barwil and Barber helped us to see the opportunities. Among other findings, we saw that we face many common challenges in our meeting with the customer and the market, including the need to be perceived as a clear, high-profile player who stands out from its competitors.

Variations in customer requirements are increasing, with tailored solutions in growing demand.

New delivery models are being created in close dialogue with customers. We can already see specific examples of new and innovative ways to outsource vessel management, involving only parts of what a traditional contract would normally include. In such cases, the customer has its own inspectors but purchase the rest of the services required from Barber. These include procurement, accounting, software, support for various inspections and so forth.

Another example is provided by the way we can improve the efficiency of the customer's business with the aid of Barwil's hub concept. This builds on the use of integrated computer systems to coordinate all the customer's port calls, globally or within a specific region. In this way, we meet the market's need for consolidation and focus on the core business.

We also go a long way to help make the customer's customer more profitable, by building expertise which can be incorporated in their value chain. A case in point is Barwil's coal team, which has expertise about the commodity delivered by the customer's customer.

**STRATEGY WITH GLOBAL NETWORK**

As a big and central player in the market, WMS will be more strongly placed in the competition to take market share and to focus on important strategic choices of direction. Its future vision is to be the shaper of the maritime service industry.

We have a unique opportunity to succeed through the merger of Barber and Barwil. United, WMS can present an impressive global network. We can integrate local knowledge with global expertise, and thereby create added value, contribute to innovation and learning, and create a future together.

Through WMS, we offer customers a broad range of maritime services – a centre where they can choose all or just some of our products. The latter include liner agency services, bunkers, insurance, IT solutions for vessel operation, logistics services, ship management, crewing, port agency services, and advanced consultancy support for vessel construction and maintenance. We possess leading-edge expertise in all these areas. The global network, combined with centralised management of the delivery process, will provide greatly increased opportunities to combine services in new ways, and the benefits to our customers from this ability will steadily increase.

The new company has a number of product lines. At its core are port services and logistics, crewing and ship management. These activities will be pursued in four regions – Europe, Africa/Middle East/Black Sea, Asia/Oceania and America. Four additional product areas organised as independent profit centres for their results will be affiliated with WMS. These are maritime consultancy (BMC), maritime IT solutions (BASS), bunkers (Wilhelmsen Bunkers) and insurance (Wilhelmsen Insurance Services).

**NEW REGULATORY REQUIREMENTS**

New demands are made on the company not only by customers but also by other players. We must observe new legislation, regulations and rules from various national and international authorities. Standards for safety, health and the environment are not least being tightened.

A huge challenge for the whole maritime industry, for example, has been the new International Ship and Port Facility Security (ISPS) code drawn up by the International Maritime Organisation (IMO). This new safety standard came into effect on 1 July 2004. It is a very demanding and complicated set of rules, which imposes stringent requires for the security of ports and ships. ▸





Wim Vandepitte, Barwil's agent in Zeebrugge, goes on board after m/v Talisman has berthed. He meets radio officer Simon L Silveira to coordinate the ship's requirements for goods and services during its stay.





Radio officer Simon L Silveira

Rolf Zeichner, head of operations, chairs the planning meeting for the ship's port operation (loading/discharging/allocation of labour in relation to the number of ships in port). This meeting takes place in WWL's Bremerhaven office at 10.15 every day, including Saturdays, and is the most important tool for a problem-free port operation. They laid plans for four ships at this meeting: Talisman, Aida, Freedom and Mignon. The operational details for each vessel are discussed.



Stefan Brisme, travelling cargo superintendent, Wallenius Wilhelmsen Gothenburg.



Discharging a tram from Melbourne which is being returned to Siemens for repair. Weight about 30 tonnes.









This code has major consequences for us as a company and is only one of many such regulatory provisions which we must observe, But it also opens opportunities to deliver new service products. Barber International was quick off the mark in meeting the ISPS requirements. Partly ahead of and partly in parallel with securing ISPS certification for our own fleet, we were able to sell similar services to about 200 vessels owned by others. Altogether, we delivered security services to more than 350 ships.

Standards in this area are set to be tightened even further and to be amended, making it important to be in the forefront of product development.

**KNOWLEDGE BOOST**

Changes challenge us to think along new lines. We integrate targets in our companies, develop innovative ways of working together, and take a flexible approach to our customers and other players. Some of this has already been put in place, more is under development.

Coping with tomorrow's challenges calls for strategic expertise and a broad enhancement of our expertise. We need adaptable and flexible employees who can adjust to new customer needs, new markets and demanding new regulatory requirements.

The ability of our employees to think innovatively and their creativity will be crucial for our continued success.

We are collectively boosting knowledge in the organisation in order to reach our targets. To meet the strategic objectives we have set ourselves, we need to be continuously updated and acquire relevant new knowledge. This expertise enhancement also affects our organisational culture and the way we do business.

Our global expertise and development centre, the WW Academy, has been created precisely to help boost knowledge in the organisation. Managers at every level and employees are educated through this organisation.

In-house climate surveys have been used in part to identify where we require additional expertise.

Our management philosophy is based on a conviction that employees with freedom of action in an innovative and learning organisation are the most important factor in our competitiveness.

Our five core values are business norms which provide guidance for our behaviour and development:

Empowerment
Innovation and learning
**Customer centred**
Stewardship
Teaming and collaboration

These values provide the basis for the way we set priorities and organise our business –in relation both to our overall ambition of being a leading global supplier of maritime services and to the WMS vision of being the shaper of the maritime service industry.



YARRA
WAS1






Thinsulate

# MAKING FORWARD-LOOKING VALUE CREATION VISIBLE

The group's vision is to be a leading global supplier of maritime services.

We want to be a substantial player and among the market leaders in our main segments:

- car, ro-ro and project cargo
- logistics for rolling and project cargoes
- maritime services

Our aim is a global presence within these core products.

We believe that empowered employees in an innovative and learning organisation represent our most important competitive advantage in meeting customer wishes and needs.

This year, we focus once again on how we as a group create value now and in the future. In our annual report for 2002, we began to describe the long-term activities we pursue – in addition to the operational business – to create value over time, and how we measure this. Combined with normal accounting details, we believe that such supplementary information will provide a better insight into the way we work to achieve long-term value creation.

This section of the annual report describes the major activities and areas of focus which will be particularly relevant in future, both as in-house milestones and as fundamental indicators of our external position. Much of the work being done is already having an impact on our figures, but we strongly believe that an even more positive development will be visible in the longer term. These focus areas are measured and illustrated from four business perspectives which accord with balanced performance management, a process which was in its third year in 2004. The priority activities and focus areas within these four perspectives are mutually interdependent, and each represents a critical factor for continuous improvement and development in our group. Each of the initiatives we focus on are specific. We are also continuing to develop addi-



The bridge on m/v Talisman. This vessel is equipped with the latest technical aids for safe navigation, and makes demands on the education and further training of the deck officers.





Petter W Christiansen, chief officer, m/v Talisman.

tional performance targets for the principal activities covered here. These are followed up on a quarterly basis and linked with our performance-related bonus system.

**FINANCE**

Profit alone is not the principal motive for our operations. Profitability is essential, but we must also take care of traditions extending back more than 140 years and pass on a viable business to future generations. This is achieved in part through a sound rate of return. Our 2004 result was the best ever. The figures are pre-



sented in detail in this report, but we want to take a closer look at one particular indicator:

- ROCE – return on capital employed (adjusted for depreciation)

This represents an objective criterion. Our ROCE for the year was 20 per cent. One of our aims has been to maintain an ROCE above 13 per cent in accordance with the equity method, and we exceeded this target by a very good margin.

**CUSTOMERS**

The customer perspective is also termed relationship and customer capital, where relationships indicate the strength of the external network and brand. Our quality and customer surveys are conducted continuously and regularly in all business units, where everyone is clearly committed to adapting to a changing market. We have maintained all the principal initiatives in this area which were described in the 2003 report. That also applies to the relationship with our partners, particularly Wallenius and Hyundai Motor Group. Wallenius and we still have a long-term intention that all our joint ventures will be on a 50-50 basis, and that a balance will be maintained in our



investments and assets.

The creation of EUKOR was again important for our fleet optimisation in 2004, with our companies registering substantial synergies. Collaborating through joint ownership of EUKOR gives us a growing understanding of both immediate and long-term challenges facing car manufacturers.

**IN-HOUSE PROCESSES**

In-house processes can also be described as structural capital, defined as the value of the knowledge left in the business at the end of the working day. The concept includes the value of routines, processes, systems, tools and so forth in the business. A great deal is developed by our group in this area.

Our strategy process, based on balanced performance management, is well under way.

Our existing vision has been broken down directly into clear strategies, and these in turn into specific annual operating plans (AOPs) and their supporting action lists. In addition, we have functional descriptions tailored to the operational action plans as well as a performance-related bonus system. This is supported as a whole by a specially-adapted tool which coordinates the whole process and provides a complete overview of group documents with strategic value – in other words, all documents which support the strategy process. This tool takes the form of a dedicated intranet portal called StrategyNet.

A special programme was developed in 2003 to train management in using this tool and all the documents it contains. Work in 2004 was devoted to implementing the programme down the organisation. The number of StrategyNet users has multiplied greatly since it was launched in May 2003. As the strategy process is extended out into the organisation, employees are updated about its progress via the portal.

All units now report in a unified manner, all long-term plans, annual reports and activity lists are stored in the same electronic format and in one place, and all targets relating to this process are followed up with a "traffic light"



system, which indicates the status of each target as well as a quantitative summation of the total. This quarterly follow-up was implemented in 2004.

We also continued to work in 2004 on systematic analyses of the world around us in a strategic context, making use of Swot and scenario techniques. Swot analyses are used to investigate our existing strengths, weaknesses, opportunities and threats, while scenario analysis involves an assessment of many possible sequences of events. The results of this work are used to test the robustness of our strategy plans, and to update these where necessary. Utilising such analyses leads to for more conscious strategy choices.

Highlights of 2003 include:

- Training at several levels of the organisation in the strategy process and use of the StrategyNet portal.
- Coordinated follow-up of important targets and performance indicators reported quarterly.
- Training the management team in relating Swot and scenario analyses to existing strategies and potential contingency plans.
- Upgrading the StrategyNet portal to incorporate Swot and scenario analyses for quality-testing of our strategy plans.

We also aim to develop additional systematic analyses in the near future, covering:

- The conceptual technical and economic lifetime of products, services and ships
- The composition of our products.

As part of our system for balanced performance management, attention has been focused on clarifying roles and responsibilities in the organisation with the introduction of functional descriptions for all employees and annual job reviews. Our system of performance-related bonuses also forms part of this approach, and requires teams in our organisation to work towards their defined goals. The latter are derived from action lists, which are tied in turn to annual and strategy plans based on our vision. We intend to develop the performance-related bonus system globally. The background for its creation is that performance-related bonuses will serve as one of several instruments, with innovation, motivation and profitability as key elements. This system has so far helped to reinforce a focus on performance and results, and to increase the sense of responsibility among employees. The develop- ▸

Loading paper from Stora Enso in Finland. The paper is shipped by the Autosun (UECC) feeder vessel from Finland to Bremerhaven in Germany and then driven on board m/v Talisman on special flats.





Jorge C Villarba Jr, third officer, m/v Talisman.


RO-RO
BLG
8669

ment of a number of specific and easily-measurable performance indicators relating to the strategy process also meant that the performance-related bonus system was tied even more closely to our overall goals in 2004.

**CONTINUOUS LEARNING AND FOCUS ON VALUES**

We are concerned with learning and growth throughout our business. In today's society, characterised by rapid changes, new technology and customers who expect first-class service and creative solutions, a focus on continuous learning, cooperation and communication is a key success factor. We clearly see the relationship between a good working environment, motivated and able employees and satisfied customers, and that this interaction is highly important for efficiency and meeting targets. Management competence occupies a central place in this context. We have therefore introduced the concept of "value-based management", and devote considerable resources to management training. Four of our main initiatives directed at this area are expertise analysis, expertise development, values implementation, and working climate surveys and seminars.

A good overview of workforce competence is increasingly important for us, both for putting together teams of employees and for identifying where additional expertise is required in the short and long term. We have analysed the expertise of all head office staff, which has provided information on which competence can be found in this part of the organisation. The analysis shows that all our overall expertise requirements are well covered today in all areas. It has also indicated which requirements for expertise development will emerge in the immediate and more distant future, related to our vision of developing as a global maritime knowledge-based company. Expertise development is highly significant for attaining our future long-term objectives. We are accordingly pursuing further development in several areas to ensure that we also have the expertise required for tomorrow.

Our in-house expertise centre, the WW Academy, continued to focus in 2004 on educating and developing our personnel. More than 200 employees and managers from the whole organisation particpated in one or more of its programmes. Our success depends to a great extent on how our managers exercise leadership. We accordingly continued to offer our global leadership development programme to existing and potential managers in 2004.

The WW Academy's shipping course was launched in early 2004 with in-house staff as lecturers. We regard this programme as highly important both for new recruits and for many of our personnel whose functions do not relate directly to the principal group activities in operation, agency business or ship management. Through this course, these employees gain an understanding of the importance of their own role in our value chain.

The WW Academy was strengthened during 2004 with the appointment of a new position, who will concentrate on developing this function. It is vitally important for developing relevant expertise in our group. One goal of the merger between Barber International and Barwil is to become even more customer-centred. That calls for a lot of learning, an aspect which attracts great attention from the WW Academy in cooperation with our new Wilhelmsen Maritime Services organisation. The WW Academy is thereby continuing to make progress in developing and offering professional, customised course to meet our needs.











Our organisational culture ▸


BLG





has developed throughout the WW group's history, and forms a common foundation for the way we conduct our business. This base comprises values which provide guidelines for our daily work, helping us to prioritise and take decisions. Our values are empowerment, learning and innovation, stewardship, teaming and collaboration, and customer centred.

The way we understand these values is crucial for our working environment, the satisfaction of our customers, and our success in reaching our targets.





We continued the global implementation of our values during 2004. Most of the senior executives at head office, the regional managements and managers who have participated in the WW Academy's global leadership development programme took part in an extensive values survey as part of this process. The managers subsequently received a personal report which related their personal value priorities to various management styles (traditional versus transformational) and to our corporate values. The next step was coaching based on the respective results and an emphasis on the importance of a common values base for the organisation.

Climate surveys and seminars are another instrument we use to measure whether managers and employees are observing our values. The measurement process relates all the questions in the survey to our corporate values. While the main results are presented and discussed in plenary sessions, managers are responsible for ensuring that results for their own department are discussed at that level. The next step is for each department to draw up an action plan, so that everyone is involved in the work of getting better at observing our values. Climate surveys and seminars were staged at several of our offices outside Norway during 2004. Team coaching was initiated as required.

Our values were also measured in 2004 with the aid of another parameter. A cultural/values questionnaire was sent in November to all our land-based personnel worldwide. This survey focused on each employee's personal value priorities, how they experience these priorities in their own working environment, and what they would like the priorities to be in their working environment in future. The results were presented at head office in February 2005, in connection with a culture seminar for all our employees in Norway. They will also be reported on 1 April at a seminar for managers from our four regional head offices. They will then present the survey results to their respective offices. We regard this process as particularly important, especially for merging the Barber International and Barwil corporate cultures.

The values implementation team will continue in 2005 to measure how our global organisation observes our values, and to create an understanding of how important it is that we are a values-driven commercial organisation with a common values base.

**SUMMARY**

We gave emphasis in 2004 to a number of activities which influence forward-looking value creation. We have touched on several of these:

- Our ROCE target was exceeded with a very good margin.
- Our relationship and customer capital was given the highest priority.
- Our system for performance-related bonuses was a continued success.
- The strategy process is well entrenched and tied even more tightly to the performance-related bonus system.
- We are satisfied with our ability to attract and retain good employees.
- We have a satisfactory overview of future expertise needs.
- We focused on our continuous development.

All these aspects are reflected in the results for the year as well as in the day-to-day life of our group.

Chief officer Petter W Christiansen is responsible for the cargo carried on the ship, and checks here that it is properly fastened.





Chief officer Petter W Christiansen

# CORPORATE GOVERNANCE



**GENERAL**
A Norwegian code of practice for corporate governance has been issued. Being implemented from the 2005 operating year, it builds on an "observe or explain" principle. This means that the grounds for possible departures from the code must be given. WW ASA has a shareholder structure in which a majority owner controls more than 50 per cent of the votes at the general meeting. For that reason, implementing the code in full would be inappropriate on a number of points.

**VALUES BASE**
As part of its corporate culture, WW ASA has developed and adopted a set of core values which incorporate ethical guidelines. These values are empowerment, learning and innovation, stewardship, teaming and collaboration, and customer centred. The group's ethical guidelines are openness and honesty, loyalty, cooperation and responsibility.

**THE BUSINESS**
According to the company's articles of association, its object is to engage in shipping, maritime services, aviation, industry, commerce, finance business, brokerage, agencies and forwarding, to own or manage real estate, and to run business related thereto or associated therewith. Within this object, the business concept is to be a leading international supplier of maritime transport services and associated service activities based on expertise, and with the focus on customer requirements.

**EQUITY AND DIVIDEND**
WW ASA has an equity tailored to its objectives, strategy and risk profile. The company has a dividend policy with states that the shareholders will be given a high return over time through a combination of rising value for the company's shares and payment of dividend. Subject to the company's results and future investment requirements, one objective is a steady rise in dividend over time.

The board is authorised to buy back up to 10 per cent of the company's own shares. A renewal of this authorisation for the period up to the next annual general meeting will be considered at the AGM in 2005.

**EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH RELATED PERSONS**
The company has two share classes, with 36 856 468 A shares and 12 781 032 B shares. Converting to a single share class is not regarded as appropriate in the present circumstances.

Certain transactions conducted between the principal shareholder and the company take place on market terms.

Directors and senior executives are required to inform the board if they have a direct or indirect interest in contracts concluded by the company.

**NEGOTIABILITY**
One of the company's articles currently specifies that share purchases are conditional on approval. This provision has not been used, and a motion to delete it will be put to the AGM.







**GENERAL MEETING**
The annual general meeting is normally held at the beginning of May. Shareholders with known addresses are notified by mail, and the meeting is advertised in the press and on the company's web site at least 14 days before it takes place.

Shareholders wishing to attend the general meeting must notify the company at least two working days before it takes place. Shareholders can appoint a proxy to vote for their shares. The board chair is present at the general meeting and chairs it as specified in the articles of association. All shareholders have the right to submit motions to and to speak at the general meeting, but only A shares carry voting rights. The company is not aware of any shareholder agreements.

**ELECTION COMMITTEE**
An election committee is not considered appropriate with the present shareholder structure.

**EXECUTIVE COMMITTEE AND BOARD OF DIRECTORS – COMPOSITION AND INDEPENDENCE**
The company has an executive committee for industrial democracy in foreign trade shipping which comprises six members, four from the management and two from the workforce. It meets four times a year. Issues submitted for consideration include a draft of the accounts and budget as well as matters of major financial significance for the company or of special importance for the workforce.

The company's board comprises six directors elected by the general meeting for two years at a time

Both the chief executive and deputy chief executive are alternate members of the board.

Information on the background and experience of the directors can be found on the company's internet site. Note 2 to the accounts provides a specification of shares in the company owned by directors.

**WORK OF THE BOARD**
The board determines an annual plan for its work.

Instructions have been drawn up for day-to-day management of the company and for the board itself. The board works continuously on internal control in the company in accordance with prevailing statutory provisions.

In the absence of the chair, the deputy chair acts as chair.

The board regularly assesses its mode of working.

The board does not consider it appropriate to establish sub-committees. These would undermine the board's work and authority. The



size of the board and the frequency of its meetings indicate that such committees are not required.

**REMUNERATION OF DIRECTORS**

Directors' fees are determined by the general meeting. These fees reflect the responsibilities of the board, its expertise, the amount of time devoted to it, and the complexity of the business.

No options have been awarded to directors.

Directors perform no other tasks for the company other than serving on the board.



**REMUNERATION OF SENIOR EXECUTIVES**

The board determines the chief executive's remuneration. Other elements in the chief executive's remuneration are detailed in the notes to the accounts.

Remuneration of leading personnel is determined administratively within limits set by the board. A broadly-based comparison is drawn with pay conditions in other Norwegian shipping companies.

The board has instituted a bonus scheme for group employees in Norway, with the exception of International Tanker Management AS. Intended to reinforce the focus on performance and results, this scheme is based on the annual return on capital employed by the group and three predefined key performance indicators, with a requirement that at least 60 per cent of the target defined for each team must be met. The board determines the annual norm for the bonus scheme.

An option scheme for leading personnel in the group was introduced in 2001 with the board's approval. This gave senior executives the option to buy shares in the company within a three-year period at a predetermined strike price. The programme has been renewed with effect from 1 January 2005. The company's general meeting has been informed of the scheme.

**INFORMATION AND COMMUNICATION**

WW ASA gives weight to informing the market about the development of its results, and reports to the stock market through annual and interim reports and press releases. Results are also posted to the company's web site.

The quarterly and annual results are presented to invited analysts and business journalists at the same time as the accounts are made public on the Oslo Stock Exchange. Two of these presentations each year are transmitted directly by webcast. The company has fulfilled the requirements set by the stock exchange for its Information and English Symbols.

Information about the company is provided on its web site at www.ww-group.com, including an overview of share price developments, the 20 largest shareholders, dividend paid over the past five years and cash flow per share.

The company publishes a financial calendar giving the dates of its annual general meeting, publication of interim reports and so forth.

**AUDITOR**

The company's auditor attends board meetings as required, and is always present when the annual accounts are under consideration. The auditor provides the board with a review of work on the annual accounts, and explains changes in the accounting principles and other significant aspects. Should either side find it appropriate, the board can meet the auditor without the administration being present.

The auditor's fee, broken down by audit work and other consultancy services, is specified in note 2 to the accounts.


Captain Gunnar O Gartland on the bridge.
Third officer Jorge C Villarba Jr.
Master, mate and helmsman at work on the voyage from Bremerhaven to Zeebrugge.



Loading steel bolsters en route from Gothenburg to Melbourne, Australia. Each mafi weighs 25 tonnes.



Second officer Vladimir S Acain.

**SHAREHOLDER POLICY**

WW ASA's goal is to provide shareholders with a high return over time through a combination of rising value for the company's shares and payment of dividend. Subject to the company's results and future investment requirements, one objective is a steady rise in dividend over time.

The company will give weight to keeping the stock market regularly informed about its results. This will primarily be done through the annual reports, quarterly reports and press releases. The aim of this information is to obtain a correct pricing of the company's shares.

WWW ASA paid an interim dividend for 2004 of NOK 4.00 per share on 28 October. The board of directors has resolved to recommend to the annual general meeting that the dividend for 2004 be set at NOK 4.00 per share, making a total of NOK 8.00 per share. The company plans to pay dividend twice a year in future.









An extraordinary general meeting on 13 October resolved to implement a share split with effect from 14 October. Each of the company's shares was split into two shares with a face value of 20.00 per share. Following this, the company has a total of 49 637 500 shares divided between 36 856 468 A shares and 12 781 032 B shares.

In recent years, the company has bought its own shares and amortised part of these (five per cent in 2000, 2001 and 2002).

The management has been authorised to buy up to 10 per cent of the company's own issued shares. Part of this authority has been utilised, and the group owned 3.4 per cent of the share capital at 31 December. The company has no plans for new share issues at present.

***BASIS FOR VALUING THE COMPANY***

The management's judgement is that a valuation of WW must be based on a combination of discounted net cash flows and net asset value.

In the car, ro-ro and project cargo business, significant investments have been undertaken in vessels and other fixed assets. Shipbrokers will provide valuations for each vessel, but no established market exists for the individual units. The sales process would be limited to finding special buyers with corresponding purchase needs. Saying that the value of the liner segment is the sum of the value of the individual tangible fixed assets would therefore be of limited relevance. The value of the business over time will depend primarily on the net income which the company manages to generate from the total transport system which has been developed within this business. That will encompass both vessels and other tangible fixed assets, the established transport system, land-based activities, employee knowledge and experience, the established market position and goodwill.

It becomes even more apparent with the Barwil and Barber International service operations that net income would be the primary basis for valuation. The capital commitment in these companies is relatively moderate, although fairly large sums have been invested in company acquisitions, human resources and the development of system infrastructures.

Dockwise Transport BN pursues a specialised niche business. No established market exists for its tangible fixed assets. WW's involvement should therefore be valued on the basis of discounted net cash flows.

The value of real property is continuously subject to the valuations made by the market at any given time. A valuation based on net asset value would therefore be the most relevant approach for the company's office premises at Lysaker.

A total valuation of the parent company must accordingly be based on the considerations outlined above, supplemented with the parent company's other assets less group liabilities and pension commitments.

Information on the hedging strategy for currency and interest rate exposures, and on the related sensitivity analyses, is provided in note 15 to the group accounts.

**REMUNERATION OF THE GROUP'S EMPLOYEES**

The remuneration system is under continuous assessment, and several new schemes have been put in place over recent years. A primary objective has been to highlight the shared financial interests of owners and employees.

A bonus scheme was introduced for head office employees in 2002. The financial basis of this scheme is tied to the realised annual return on capital employed (ROCE) for the group. Return above an annually specified norm will be shared between employees and owners.

A new option programme for leading personnel was introduced in 2005. This succeeds the 2001 programme which expired in 2004. The programme strengthens the relationship between remuneration for leading personnel and the return to the owners over time. In addition to this programme, all employees in Norway are offered an annual opportunity to acquire shares in WW at a discount.

The basis for dividend payments to shareholders is the value creation achieved in the group's business areas.

**DEVELOPMENT OF THE WW A SHARE VERSUS THE OSLO STOCK EXCHANGE**


180
170
160
150
140
130
120
110
100
90
80
70
60
50
Dec 03
Jan 04
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
WW A shares
OSEBX

**Earnings per share (USD)**



4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.88
0.51
1.13
1.62
3.23
2000
2001
2002
2003
2004


**Equity ratio**



45 %
40 %
35 %
30 %
25 %
20 %
15 %
10 %
5 %
0
34.0
36.4
33.9
40.0
40.4
2000
2001
2002
2003
2004


**Cash flow per share (USD)**



8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2.43
2.20
2.92
3.30
4.51
2000
2001
2002
2003
2004


**Dividend per share (NOK)**



8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1.88
2.13
2.75
4.00
8.00
2000
2001
2002
2003
2004


**Key figures shares**

| | | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|
| Face value | NOK | 20 | 20 | 20 | 20 | 20 |
| Number of shares 31.12 | (thousand) | 49 638 | 49 638 | 49 638 | 52 250 | 55 000 |
| Average number of shares | (thousand) | 47 930 | 47 819 | 47 650 | 48 898 | 54 622 |
| | | | | | | |
| Earnings per share (1) | USD | 3.23 | 1.62 | 1.13 | 0.51 | 0.88 |
| Diluted earnings per share (2) | USD | 3.23 | 1.62 | 1.13 | 0.51 | 0.88 |
| Cash flow per share (3) | USD | 4.51 | 3.30 | 2.92 | 2.20 | 2.43 |
| Dividend per share | NOK | 8.00 | 4.00 | 2.75 | 2.13 | 1.88 |
| RISK per share at 01.01 | NOK | 2.04 | (1.56) | 1.06 | (0.75) | (1.76) |
| | | | | | | |
| Market price 31.12 A shares | NOK | 157 | 111 | 52 | 33 | 40 |
| Market price 31.12 B shares | NOK | 145 | 105 | 48 | 32 | 38 |
| | | | | | | |
| Market price high A shares | NOK | 158 | 113 | 52 | 45 | 53 |
| Market price high B shares | NOK | 145 | 105 | 50 | 43 | 49 |
| | | | | | | |
| Market price low A shares | NOK | 82 | 47 | 32 | 27 | 34 |
| Market price low B shares | NOK | 85 | 44 | 31 | 25 | 34 |

**Definitions**

1) Net income after minority interests, divided by average number of shares.
2) Earnings per share taking into consideration the number of potential outstanding shares in the period.
3) Net income adjusted for change in deferred tax, depreciation and write-down on assets, divided by average numbers of shares.

# BUSINESS AREAS

## CAR, RO-RO AND PROJECT CARGO ACTIVITIES



Wilhelmsen Lines Shipowning Holding AS Norway
Wilhelmsen Lines Shipowning AS Norway
Fidelio Ltd Partnership USA 49%
EUKOR Car Carriers Inc S Korea 40%
EUKOR Car Carriers Singapore Pte Ltd Singapore 40%
EUKOR Car Carriers Shipowning Pte Ltd Singapore 50%
Glovis Co Ltd S Korea 25%
Willhelmsen Lines AS Norway
Fidelio Inc, USA 50%
Fidelio Ltd Partnership, USA 2%
ARC LLC, USA 50%
American Auto Logistics Inc, USA 49.9%
Logistics Coordinators Ltd Inc, USA 49.9%
American Logistics Network LLC, USA 49.9%
Wallenius Wilhelmsen Lines AS Norway 50%
Wilhelmsen Lines Car Carriers Ltd United Kingdom
Mark I Shipping Pte Ltd Singapore 50%
Wilhelmsen Line (Germany) GmbH, Germany, Being liquidated
Wallenius Wilhelmsen Lines AS (parent company and Oslo joint central office)
Wallenius Wilhelmsen Lines AB (Stockholm joint Central office)
WW Lines UK Branch (London joint central office) (No activity 2004)
Region Americas*
WW Lines Americas Holdings LLC, USA
WW Lines Americas, LLC
Pacific RoRo Stevedoring, LLC
Atlantic RoRo Stevedoring, LLC
Pacific Vehicle Processors Inc
WW Lines Americas Realty, LLC
WW Solutions, LLC
Mid-Atlantic Terminal, LLC
Region Europe (Shipping/Logistics)*
WW Lines AS Sweden Branch
WW Lines AS Germany Branch
WW Lines UK Branch
WW Lines France Branch
WW Lines AS Finland Branch
WW Lines Belgium Branch
Zeebrügge Euro Terminal NV
Global Automotive Logistics SAS (GAL) 40%
Compagnie d'Affretment et de Transport SA (CAT)
Region Europe (Inland)*
RL Auto Logistik GmbH Germany
RL Auto Logisitics Poland sp zoo Poland
RL Auto Logistique SARL, France
RL Auto Logistica Iberica SL Spain
Region Asia*
WW Lines Asia (Japan) Branch
WW Lines Korea Branch
WW Lines Singapore Branch
WW Lines Thailand Branch
WW Lines China Co Ltd China
WW Vehicle Logistics (Shanghai) Ltd
2W Logistics (Thailand) Co Ltd
Region Oceania*
WW Lines Oceania (Australia) Branch
Windup Travel Pty Ltd (No activity) (To be liquidated early 2005)
Oceania Vehicle Processors Pty Ltd
AgReady Pty Ltd Australia
WW Solutions Pty Ltd
WW Lines New Zealand Branch
WW Lines = Wallenius Wilhelmsen Lines
RL = Richard Lawson
= Legally part of parent company (branches)
= Separate taxable entities
* Management structure


## OTHER GROUP COMPANIES



Strandveien 20 ANS Norway 99%
Wilservice AS Norway
Strandveien 20 ANS Norway 1%
Wilhelmsen Insurance Services AS Norway
Wilh. Wilhelmsen Netherlands BV Netherlands
Dockwise Transport BV Netherlands 21.3%
Njord Insurance Company Ltd Bermuda
Wilh. Wilhelmsen (Asia) Sdn Bhd Malaysia
Wilh. Wilhelmsen (Hong kong) Ltd Hong Kong
Wilhelmsen Forbes Energy Logistics Ltd Mauritius
Wilhelmsen Offshore and Chartering AS Norway
Wilhelmsen Maritime Services AS Norway

## BARWIL

### EUROPE
- Belgium
- Finland
- Germany
- Gibraltar
- Greece
- Italy
- Latvia
- Netherlands
- Norway
- Poland
- Portugal
- Spain
- UK

### ASIA AND OCEANIA
- Australia
- Bangladesh
- China
- Hong Kong
- India
- Indonesia
- Japan
- Malaysia
- New Zealand
- Philippines
- Singapore
- Sri Lanka
- S Korea
- Taiwan
- Thailand
- Vietnam

### AFRICA, BLACK SEA AND MIDDLE EAST
- Algeria
- Armenia
- Bulgaria
- Egypt
- Georgia
- Malta
- Kenya
- Lebanon
- Romania
- Russia
- South Africa
- Sudan
- Syria
- Tanzania
- Turkey
- Ukraine

- Bahrain
- Iran
- Iraq
- Jordan
- Kuwait
- Oman
- Qatar
- Pakistan
- Saudi Arabia
- UAE
- Yemen

### AMERICAS
- Canada
- Chile
- Brazil
- Panama
- Peru
- USA

## BARBER GROUP

Barber International Ltd Hong Kong — Regional office Kuala Lumpur Malaysia

- Barber Ship Management Sdn Bhd Malaysia
- Barber International (USA) Inc USA
- Barber Ship Management (Sing) Pte Ltd Singapore
- Barber Ship Management AS Norway
  - Norsk Bemanning Services AS Norway
  - Barber Moss Ship Management AS Norway 50%
- Barber Ship Management Ltd, Hong Kong
  - Barber Ship Management Ltd Rep office Manila
  - Barber Ship Management Ltd Rep office Jakarta

- Barber Marine Team Sdn Bhd Malaysia
- Barber Ship Management (India) Pvt Ltd India
- International Manning Services (Thailand) Ltd 90%
- Barber Manning Ltd Russia
- Unicorn Shpg Services Ltd Bangladesh 51%
- Unicorn Shpg Services Ltd Mauritius 51%
- Barber Poland Ltd Poland
  - Polish Manning Services Poland 50%
- Barklav (Hong Kong) Ltd 50%
  - Barklav Romania SRL
- International Manning Services, (Panama) SA
  - OOPS Panama SA

- BASS (Hong Kong) Limited Hong Kong
  - BASS Sdn Bhd Malaysia
  - BASS AS Norway (ex IMSAS)
    - IMSAS regional office Kuala Lumpur
  - Star Information System AS Norway 34%

- International Tanker Holding Management Ltd Bermuda
  - International Tanker Management (S) Pte Ltd Singapore
  - International Tanker Management Ltd Bermuda
    - International Tanker Management Ltd Dubai Branch
  - International Tanker Management Russia AS
  - International Tanker Management GMBH Germany
  - Transpetrol ITM AS Norway 50%

- Barber Marine Consultants AS Norway
- Barber Bulk Sdn Bhd Malaysia
  - West Fertilizer Terminal Sdn Bhd, Malaysia 35.2%
- Seawith Ltd 50%
- Barber International Thailand
- Barber-CS Marine (Singapore) Pte Ltd 50%
  - Barber-CS Marine (Sanghai) Ltd

## THE FLEET AT 31.12.04

| Vessels | Ownership share % | Built year/ month | Dwt | Capacity | Flag |
|---|---|---|---|---|---|
| **Ro-ro vessels** | | | | **Cars** | |
| Tamerlane | 100 | 2001/02 | 39 400 | 5 310 | NIS |
| Tarago | 100 | 2000/09 | 39 400 | 5 310 | NIS |
| Talisman | 100 | 2000/06 | 39 400 | 5 310 | NIS |
| Tamesis | 100 | 2000/04 | 39 400 | 5 310 | NIS |
| Taronga | 100 | 1996/12 | 47 144 | 4 923 | NIS |
| Taiko | 100 | 1984/06 | 41 000 | 4 360 | NIS |
| Texas | 100 | 1984/03 | 41 000 | 4 360 | NIS |
| Tampa | 100 | 1984/02 | 41 000 | 4 360 | NIS |
| Talabot | 50 | 1979/06 | 34 605 | 3 823 | SIN |
| Tampere | 50 | 1979/05 | 35 098 | 3 823 | SIN |
| Toba | 50 | 1979/01 | 34 310 | 3 823 | SIN |
| Tourcoing | 50 | 1978/10 | 33 719 | 1 977 | SIN |
| Tapiola | 50 | 1978/08 | 33 702 | 1 977 | SIN |
| **Car carriers** | | | | | |
| Freedom | 50 | 1997/03 | 19 844 | 5 730 | US |
| Takasago | 100 | 1996/12 | 19 844 | 5 730 | NIS |
| Resolve | 100 | 1994/11 | 20 082 | 5 740 | US |
| Patriot | 50 | 1987/01 | 15 681 | 5 450 | US |
| Tagus | 100 | 1985/03 | 21 900 | 5 410 | NIS |
| Tasco | 100 | 1985/02 | 21 900 | 5 410 | NIS |
| Takayama | 100 | 1983/05 | 10 599 | 3 090 | NIS |
| Terrier | 100 | 1982/11 | 17 863 | 5 540 | NIS |
| Independence | 50 | 1978/11 | 17 406 | 5 460 | US |

**EUKOR**
85 owned and chartered car carriers



| Vessels | Ownership share % | Built year/ month | Dwt | Capacity | Flag |
|---|---|---|---|---|---|
| **DOCKWISE** | | | | | |
| 15 heavy-lift vessels | | | | | |
| | | | | | |
| **Crew vessels** | | | | | |
| Abeer 1 vessel | 100 | 2002 | 60 feet | | |
| Abeer 2 vessels | 100 | 2004 | 70 feet | | |
| Abeer 14 vessels | 100 | 1985-1991 | 85 feet | | |
| Abeer 2 vessels | 100 | 1985-1994 | 100 feet | | |
| Abeer 10 vessels | 100 | 1983-2002 | 110 feet | | |
| Abeer 5 vessels | 100 | 1988-1991 | 120 feet | | |
| Abeer 1 vessel | 100 | 1993 | 135 feet | | |
| | | | | | |
| **Bareboat-chartered car carriers** | | | | | |
| Trinidad | 100 | 1987/05 | 15 528 | 5 830 | NIS |
| Tancred | 100 | 1987/04 | 15 571 | 5 720 | NIS |
| Trianon | 100 | 1987/04 | 15 530 | 5 830 | NIS |
| Tai Shan | 100 | 1986/12 | 15 577 | 5 720 | NIS |
| Takara | 100 | 1986/09 | 15 546 | 5 720 | NIS |
| Torrens | 100 | 2004/10 | 20 228 | 6 500 | NIS |
| | | | | | |
| **Newbuildings** | | | | | |
| Mitsubishi no 2197 | 100 | 2005/01 | 20 228 | 6 500 (delivered 2005/01) | |
| Mitsubishi no 2208 | 100 | 2005/07 | 20 228 | 6 500 | |
| Mitsubishi no 2213 | 100 | 2006/06 | 20 228 | 6 500 | |
| Hyundai no 1694 | 100 | 2006/07 | 20 600 | 6 500 | |
| Mitsubishi no 2217 | 100 | 2006/09 | 20 228 | 6 500 | |
| Mitsubishi no 2218 | 100 | 2006/12 | 20 228 | 6 500 | |







Ro-ro carrier m/v Talisman berthed in Bremerhaven.

Chief officer Petter W Christiansen on the bridge.

**Vladimir S Acain,** second officer, m/v Talisman

**Juanito M Pagunaling,** second cook, m/v Talisman

**Simon L Silveira,** radio officer, m/v Talisman

With. Wilhelmsen ASA
Strandveien 20, P O Box 33, NO-1324 Lysaker, Norway
Telephone +47 67 58 40 00 Telefax +47 67 58 40 80
www.ww-group.com
Org no NO 930686344 VAT

Photographs: Rune Kongsro, Tommy Normann Hansen (Board). Printed by: Bryne Offset. Design: Saatchi & Saatchi.
English translation: Rolf E Gooderham



# Environmental report 2005 Wilh. Wilhelmsen



# ENERGY OPTIMISATION



6.
5.
7.


1. OPTIMUM SHIP DESIGN
2. CLEAN HULL
3. OPTIMUM VOYAGE PLANNING
4. OPTIMUM CARGO PLANNING
5. OPTIMISING SHIP'S ENGINES
6. MINIMISING ENVIRONMENTALLY-HARMFUL EMISSIONS
7. OPTIMUM PROPELLER DESIGN


3.
4.
2.
1.

# CONTENTS

# CONTINUOUS FOCUS ON THE ENVIRONMENT

Shipping is the most environment-friendly way to transport commodities around the world when measured in energy units per quantity of cargo carried and distance. At the same time, vessel operation embraces a number of processes which affect the natural environment.

WW takes environmental challenges seriously, and we work from different approaches and in a variety of ways to help ensure that our business leaves the fewest possible traces in the environment. Our environmental commitment was broad in 2005, and will continue with undiminished vigour in 2006.

Apart from shipping, our business segments include logistics and maritime services. We aim for a process which leads not only to increased understanding of the way our operations actually affect the natural world, but also to continuous improvement towards a cleaner environment.

Barber Ship Management and Unitor Chemicals, which form part of Wilhelmsen Maritime Services (wholly owned by WW), are certified to the ISO 14001 environmental management standard, which helps to ensure continuous improvement and provides a means of determining that environmental work is being pursued in line with the plans we have defined. Under ISO 14001, we are required to keep updated on all environmental requirements in our business and to pursue our operations within these limits. We even endeavour to lie ahead of developments in legislation and statutory regulations, and ensure that our business pollutes less than the international rules require. In 2005, for instance, the average sulphur content in bunkers used on our ships was 1.72%. This is well below the international requirement, which the International Maritime Organisation (IMO) regulated in 2005 to a maximum of 4.5%. That IMO standard will be tightened in 2006 to 1.5% in the Baltic area, with the North Sea due to follow in 2007.

The easiest way to reduce emissions of sulphurous exhaust fumes is to use bunkers with a low sulphur content. However, utilising low-sulphur bunkers poses a number of cost, technical and operational challenges. These are discussed in this report.

Damage to the environment is best avoided through preventive measures. We accordingly analyse the environmental impact of our business on a continuous basis. This allows us to identify critical areas and work actively to implement measures which reduce the environmental load.

Through our environmental efforts, we will seek to reduce energy consumption as well as environmentally-harmful emissions or discharges where we can influence these. We have, for instance, gone further than prevailing environmental standards require in connection with building ships. Our series of new car carriers under construction in Japan consumes less energy than existing vessels. Cargo loading has also been improved on these ships, while their bunkers tanks have been positioned to reduce the threat of oil leaks in the event of accidents. The design of these newbuildings provides not only good transport economics but also a substantial environmental gain.

Our contingency plans for responding to pollution include both preventive work and crisis management. Regular exercises are implemented on all WW ships. Our attitude and behaviour towards the media will be characterised by openness and an acceptance of the general public's need for information.

We acquired product and equipment supplier Unitor in the summer of 2005. This acquisition is in line with our strategy of expanding in the maritime service industry. Operationally, Unitor has been incorporated in Wilhelmsen Maritime Services.

Including Unitor in our group gives us a unique opportunity to work actively on developing environmentally-adapted products for the shipping industry.

As part of an international business, we actively support efforts to establish a common international regulatory regime. We believe that international regulations administered by a collective body will provide better overall environmental protection than a number of regional and national requirements. Regulations for international maritime activities are provided by IMO. The WW group influences this agency's environmental work through active contact with the international organisations, shipping associations and national government bodies represented on the IMO.

Finding the most appropriate and cost-effective solutions calls for research and technological development. We have accordingly established an innovation programme which embraces the development of new technology to reduce negative environmental influences. As part of this programme, we collaborate actively with various research institutions and professional teams at national and international level.

We have focused in this report on optimising shipboard energy consumption, which allows environmental emissions and discharges to be reduced as a direct result of using less fossil fuel.

Ingar Skaug
Group CEO, WW ASA



# THE MOST IMPORTANT ENVIRONMENTAL IMPACTS OF THE BUSINESS

The WW group takes environmental challenges seriously. Various aspects of vessel operation which have consequences for the environment are described below, together with measures WW has adopted or wishes to adopt to minimise the environmental impact of the business.

## OPERATIONAL DISCHARGES TO THE SEA

This category embraces such aspects as waste, discharges of bilge and ballast water, toxins from antifoulings and the risk of oil spills in the event of accidents or excess bunkering.

### Ballast water

Ballast water often needs to be taken on when a vessel is not filled with cargo, in order to keep the propeller submerged and to provide sufficient stability. In certain cases, ballast water can be needed even when the ship is laden. It is pumped into the vessel in one port and out in another. Large volumes of water are frequently required to achieve the necessary stability. This depends on the type of vessel, its size and how it is loaded. A typical ro-ro carrier has a ballast-water capacity of about 13 000 tonnes.

Much attention has been given to ballast water after the undesirable spread of new types of algae, plants and marine organisms has been registered in certain areas. One cause is the shipment of ballast water from one port region to another. The expansion of these new arrivals can displace existing species through competition over food. Another challenge is posed by organisms which foul power station intakes and coolant systems, as in the North American Great Lakes where zebra mussels have flourished. This costs the US community several hundred million dollars per year.

Bacteria which could cause dangerous epidemics may also be spread in ballast water.

The International Maritime Organisation (IMO) recently established regulations for ballast water treatment. In the longer term, these will require the installation of shipboard systems which neutralise marine organisms in ballast water before it is pumped out. The new IMO regulations have not been ratified, nor are any approved systems for ballast water treatment commercially available on the market.

WW's aim is to reduce or eliminate micro-organisms in ballast water and to limit the intake and discharge of such water where possible. A system for handling ballast water has been adopted in the WW fleet, along with a plan for internal transfer of ballast between the tanks. When the ships are in deep water on the high seas, the ballast water is replaced in order to ensure that the seawater on board is as clean as possible on arrival in port. WW also participates with its vessels in regular sampling of ballast water in connection with studies initiated by foreign government agencies.

To increase understanding of this problem and ensure an optimal treatment of ballast water, a special training programme has also been established for the group's officers. Continuous training and education will ensure that this issue is tackled in the most environment-friendly possible manner.

### Antifoulings

Antifouling coatings are intended to prevent marine growth on the vessel hull. Keeping a hull as smooth as possible reduces fuel consumption, and thereby exhaust fumes. The drawback with traditional antifoulings is that they not only kill weeds and other foulings but also add toxins to the sea. This applies particularly to the tin-based TBT coatings.

The IMO has banned the application of tin-based antifoulings, but it is still permissible to operate vessels which have been coated in this way. From 2008, however, all ships must be coated with a tin-free product.

WW's ships are already coated with tin-free antifouling. Good contacts are maintained with coating suppliers, and the group is involved in a Norwegian research project engaged in evaluating other types of antifouling. WW is currently testing silicon-based products – which are wholly non-toxic – on propellers and rudders.

### Bilge water

Polluted oily water will always occur on a ship as a result of cleaning engine rooms and machinery components, exhaust boilers and the like.

In addition, bunkers contains water which must be removed in the ship's oil/water separator. The oily water is stored in special tanks and was formerly discharged directly to the sea. Today, it has to undergo a treatment process before being released. The recovered oil must be delivered to land in an acceptable way for further treatment.

Discharging illegal quantities of oily residues from ships has long been a known problem. In recent year, heavy fines and in some cases prison sentences have been imposed on people found guilty of such illegal dumping.

The IMO's regulations require that oily water discharged to the sea must contain less than 15 parts per million (ppm) of oil. These rules also specify the distance from land and the vessel's speed.

Managing oily water calls for great attention from the crew and the management on land. WW is endeavouring to develop new equipment for treating such waste which will reduce its oil content to five ppm, significantly below the IMO requirement. The group is also installing upgraded metering equipment to ensure improved registration and better security for discharges. On newbuildings and when replacing existing systems, WW is assessing separators and other hardware which can reduce discharges below the level set in existing regulations.

In addition to organising international conferences on this issue, WW has made oily water discharge an important subject in its in-house training of seafarers.

### Waste

Waste management can be a challenge for certain types of ship, particularly cruise liners and passenger ferries which have to deal with large volumes of refuse.

The IMO has established regulations for waste treatment, including requirements for incinerators on ships.

WW's ships have established a plan for waste management and sorting. The newest vessels in the fleet are fitted with their own waste treatment centres. Experience with these facilities will be assessed with a view to establishing similar installations on all the vessels.


PURIFIER

OTHER
WASTE



Combustible shipboard waste is burnt in the vessel's incinerators. Ships are required to return hazardous waste to land. This cannot be accomplished in certain ports because of the lack of receiving facilities. WW is also concerned to see unnecessary packaging returned to land before the ship leaves port. It is easier to process waste on land than at sea.

**Chemicals**

Various types of chemicals are used on ships, including substances required for special cleaning of machinery components or as additives to boiler water. Many of these chemicals are harmful to the environment, but less damaging alternatives can also be found. WW is concerned to use the least harmful product where such an option exists.

When cleaning components, part of the water containing the chemicals will end up in the oily water collection tanks. Separating out the more environmentally-favourable products from this water can be a problem because of the way the oil is distributed as fine particles (emulsion). A solution for an environmental problem in one process can thereby easily present different challenges in another process.

WW wants to reduce the quantities of chemicals used, and keeps statistics of its purchases.

**Accidents**

Accidents at sea can happen, and may have disastrous consequences for those on board and for the environment. The scope of such accidents can be extensive because of the size of vessels and the substantial volumes of oil and chemicals they carry. In many cases, human error is both the direct and the indirect cause of an incident. New regulations are often introduced in the wake of major accidents.

The WW fleet carries limited quantities of oil and chemicals. Oil volumes are largely confined to bunkers, required to drive the ship and generate electricity, lubricants for machinery, hydraulic oil for ramp systems and the like.

Accidental spills present a constant risk. WW focuses on preventing accidents at sea, and is particularly concerned to train personnel both at sea and on land. Focused training programmes are pursued, partly by the group's own training centre for seafarers at Mumbai in India. A high level of emergency preparedness and well-drilled routines can limit the consequences should an accident nevertheless occur.

The group cooperates closely with the Vestfold Regional College in Norway to hold regular seminars specially developed for WW officers on safety training in critical conditions. Emergency response exercises for handling accidents are staged regularly both at sea and on land.

A total of roughly 10 litres of oil was leaked in 2005 from the hydraulic system on the stern ramp on one of the WW ships.

## OPERATIONAL EMISSIONS TO THE AIR

Emissions to the air consist primarily of combustion gases from the main and auxiliary engines as well as refrigeration plants, vaporisation from the cargo, and leaks from refrigeration and fire fighting systems. An internationally-accepted standard is used to measure combustion gases in grams per tonne cargo transported per kilometre (g/t-km).

The quality of bunkers oil for ships is unfortunately declining. A consequence of rising demand for more refined products which are worth more to the oil companies, this trend helps to boost fuel consumption by vessels which contributes in turn to increased emissions. WW also regards with concern the tendency for the average sulphur content to rise in heavy oil for the world fleet.

**Sulphur oxides**

Bunkers oil used as fuel in ship's engines contain sulphur. The amount depends on where the crude oil comes from and how it has been refined. Some crudes, such as those from the North Sea, have a low sulphur content while ones produced in other parts of the world contain higher quantities.

A typical marine bunkers oil contains about 3.5% sulphur. When the oil is burnt, the resulting combustion gases contain sulphur oxides. About 4% of global sulphur oxide emissions are estimated to come from marine transport. These substances present a health hazard and can cause serious respiratory problems. They also contribute to acid precipitation.

The best method of reducing such emissions is to use bunkers with a low sulphur content, since sulphur oxide volumes are proportionate to the amount of sulphur in the oil. Such fuel oil is in short supply because demand so far has been low. Its price is also significantly higher because it costs more to produce. Using low-sulphur bunkers also presents certain technical operating challenges.

Particulates in exhaust fumes are another source of pollution. Reducing the sulphur content in bunkers also cuts the volume of such particulates.

Both the European Union (EU) and the IMO have adopted standards for the sulphur content in bunkers as well as other measures to reduce emissions. An international maximum level of 4.5% for sulphur in bunkers was introduced in 2005. From 2006, ships sailing in the Baltic will only be able to use fuel with 1.5% sulphur. This requirement is due to be extended to the North Sea in 2007. These two regions are defined as sulphur oxide emission control areas (SECAS). California will also introduce a regional requirement in 2007 which demands that diesel or gas oil be used in all auxiliary engines – used for power generation – when entering or staying in any port in the state.

The WW fleet consumed some 383 000 tonnes of bunkers in 2005, with an average sulphur content of 1.72%. This yielded an additional cost for WW's overall activities of about USD 12 million – a clear expression of the group's desire to help reduce environmentally-harmful emissions.

As an alternative to reducing the sulphur

cont on page 7



**SARATH RAJ**
**NAVAL ARCHITECT**
**WILHELMSEN MARINE CONSULTANTS**
**(FORMERLY BARBER MARINE CONSULTANTS)**

*Sarath Raj was born at Cochin in the Indian state of Kerala, and is a naval architect working on various project for the WW group as well as external clients. He has been employed since 2003 by Barber Marine Consultants, which became Wilhelmsen Marine Consultants (WMC) in April 2006. This change of name involves few differences, and WMC will still offer its services through Wilhelmsen Maritime Services.*

WW takes environmental challenges seriously. In addition to being a prime mover in establishing internationally-recognised and accepted environmental standards, the group devotes substantial resources to developing environment-friendly solutions for vessel operation.

"Although WW operates with an environment-friendly fleet, we still have scope for developing more energy-optimal and environmental solutions," says Sarath Raj. "We also have opportunities for safety improvements and other solutions which make shipboard operation simpler and better. I'm glad WW is making a commitment to research and development, because innovative thinking is needed if we're going to be able to develop new and better solutions."

Barber Marine Consultants, which became Wilhelmsen Marine Consultants in April 2006, is responsible for designing new ships and conversions of older vessels. It pursues substantial research and development on energy optimisation and environmental protection. The new series of car carriers under construction at the Mitsubishi Heavy Industries yard in Nagasaki, Japan, incorporates a number of advances.

"We've moved the oil tanks away from the vessel sides, for instance," reports Raj. "That reduces the likelihood of oil leaks in the event of hull damage. The hold has also been optimised to increase cargo capacity, improve manoeuvrability on the cargo deck and enhance the efficiency of loading and discharging operations."

Mitsubishi Heavy Industries has also contributed with a new hull form as well as a stator fin to boost propeller efficiency. That helps to reduce the vessel's energy consumption and greenhouse gas emissions.

"Although I haven't been personally involved in developing the latest advances on these ships, I apply these ideas when working on new generations of car carriers," says Raj.

Work at Wilhelmsen Marine Consultants is not confined to designs for the WW group's ships, he adds.

"In addition to contributing to the development of a new generation of ro-ro carriers for Wallenius Wilhelmsen Logistics and various modifications to the Mark I vessels in Wilhelmsen Lines Shipowning, I have a number of projects for external clients. During 2006, these will include tanker conversions as well as newbuilding projects."



*WW is building eight new car carriers at the Mitsubishi Heavy Industries yard in Nagasaki, Japan. A number of innovations for optimising energy consumption are being installed on these vessels to reduce the amount of fuel they burn and thereby their environmental impact. The pictures show construction of one of the carriers, which will be ready for delivery in the spring of 2006.*

cont from page 5

content in bunkers, the regulations permit the use of technology which removes sulphur oxides from exhaust fumes. Such equipment is currently under development. WW is contributing actively to a project being run by the Norwegian Shipowners Association to study opportunities for reducing sulphur oxides in exhaust fumes.

**Nitrogen oxides**

Nitrogen oxides are a product of the combustion process in ship's engines. Estimates indicate that shipping accounts for about 7% of the nitrogen oxides emitted worldwide. They cause the build-up of an unhealthy smog and formation of ground-level ozone as well as contributing to acid precipitation.

IMO requirements limit nitrogen oxide emissions from new engines. A nitrogen oxide certificate is issued on delivery of a newbuilding, and the validity of this document assumes that replaced/maintained engine components are approved by the engine supplier.

Reduction of nitrogen oxides is influenced in part by engine technology solutions which improve the combustion process. WW's new vessels have engines which lie below the prevailing IMO requirements.

WW's goal is to reduce the fleet's average nitrogen oxide emissions per unit transported by 25% over an eight-year period (2000-08). Installing a new type of fuel valve will provide better combustion control, which in turn reduces nitrogen oxide emissions. Building new ships results in improved engines with much lower nitrogen oxide emissions than older types. With the newbuildings currently on order, WW is therefore well placed to reach its target.

**Carbon dioxide**

Carbon dioxide influences the greenhouse effect. Carbon emissions from ship's engines are directly related to fuel consumption. Measures to optimise energy consumption, combined with well-motivated crews, help to reduce these emissions. Burning one tonne of bunkers oil releases about 2.8 tonnes of carbon dioxide.

The Kyoto protocol does not apply to international shipping, and no international regulations currently apply to carbon emissions. However, the IMO encourages voluntary reporting of carbon dioxide emitted.

WW seeks high operating efficiency for ship's engines in its fleet. This yields low fuel consumption and thereby reduces carbon dioxides emissions. Efficient ship design with good energy utilisation and energy-saving operational measures help to cut the release of greenhouse gases.

**Refrigeration and fire fighting gases**

Leaks from refrigeration and fire fighting systems can result in the release of hazardous gases to the air. Older refrigeration systems use refrigerants which contain hydro-chlorofluorocarbons (HCFCs), while older fire fighting systems often contain halon. Both these gases help to deplete the ozone layer.

In addition to the Montreal protocol, IMO regulations cover the use of environmentally-harmful greenhouse gases on vessels. The EU has additional regulations.

Refrigerating systems on WW ships are used to keep provisions cold and for air conditioning in the crew quarters. None of its vessels have refrigerating systems on the cargo decks. The environmental impact of its fleet is therefore limited. At the same time, emissions of refrigerants are continuously monitored on the basis of the quantities purchased and stocks on board each vessel. WW is also replacing older refrigerants with more environmentally-adapted products.

**Recycling of ships**

A ship has a normal life of 20-30 years depending on the quality of its materials and construction solutions and the extent of its maintenance. Steel corrosion, particularly in the ballast tanks, is frequently crucial for the lifetime of the vessel.

Once a ship is too old for operations, it is sent for scrapping. Depending on such factors as its age, the vessel could contain toxic and environmentally-harmful materials which need to be handled in an acceptable manner.

No international regulations govern the scrapping of ships. However, this challenge is on the agenda for the IMO, the Basel Convention and the International Labour Organisation (ILO). The IMO has drawn up guidelines for scrapping, but these are not mandatory. Norway will contribute to the adoption of binding standards which help to protect health, safety and the environment during scrapping.

WW's ships have an economic life of roughly 30 years. The group is concerned that vessels are recycled in an acceptable manner for health and the environment. When ordering new tonnage, careful consideration is given to the materials used in order to ensure the most acceptable possible process when the vessels are later recycled.

# TOPIC OF THE YEAR: ENERGY OPTIMISATION

This year's topic focuses on energy optimisation on vessels, which embraces a number of measures with the collective aim of reducing shipboard energy consumption. In addition to sparing the environment from unnecessary burdens, such optimisation provides various benefits in terms of transport economics.

By implementing a range of measures from design to voyage planning, WW can help to develop the most economic fleet in energy terms. Various energy-saving measures are presented below.

## SHIPPING AS A TRANSPORT MODE

Generally speaking, maritime transport is an environment-friendly mode of transport when measured in energy units per quantity of cargo carried and distance. The speed of a vessel is also limited by comparison with road transport, which again contributes to a good environmental performance. This is because the higher the speed, the higher the emissions. A typical WW ship is designed for a speed of around 20 knots.

Although ships are a good way of transporting commodities in environmental terms, the world's merchant fleet consumes a great deal of energy which in turn generates harmful emissions. The fuel used on ships is an oil product which ranks amongst the heaviest grades to emerge from the refining process. Compared with lighter oil products such as petrol, paraffin and aviation fuel, these heavy fractions contain several polluting components such as sulphur and other environmentally-harmful substances. Polluting substances which are difficult to detect can also be added to heavy oil. Minimising fuel consumption, and thereby emissions of combustion gases, is therefore important. Last but not least, bunkers oil is a fossil fuel and accordingly non-renewable.

## OPTIMUM SHIP DESIGN

When designing and building new vessels, WW devotes considerable work to developing and testing various energy-saving solutions. This activity is pursued by Wilhelmsen Marine Consultants (WMC, formerly Barber Marine Consultants), which forms part of Wilhelmsen Maritime Services (wholly owned by WW). In addition to design, WMC is responsible for supervising WW's newbuildings.

Shipyard specifications, drawings and solutions are discussed in detail before making the final choices. Hull and propeller solutions are tested in ship model tanks in the hope of achieving constant reductions in vessel resistance to the sea and thereby cut fuel consumption.

WW has ordered eight new carriers from Mitsubishi Heavy Industries (MHI) in Japan, of which three have already been delivered. Two more are due to delivery in 2006, with the final three scheduled for completion in 2007 and 2008.

Big improvements in terms of fuel consumption have been made on these vessels by comparison with earlier ships. This reflects in part a new hull form which reduces resistance to the water. MHI has also patented a stator fin which is placed on the rudder to utilise residual energy from the propeller. An advanced propeller design and an energy-saving main engine complete the picture.

Cargo capacity has also been increased on these carriers by design measures which achieve better utilisation of the cargo holds. This reduces emissions per unit carried.

The overall result is not only good transport economics, but also major environmental gains in the form of lower emissions. These new car carriers accordingly provide a good example of the way environmental benefits can also yield good economic solutions.

## OPTIMISING SHIP'S ENGINES

The ship's main engine consumes large quantities of bunkers oil. A modern ro-ro carrier uses in the order of 50 tonnes per day, or roughly 15 000 tonnes a year. Keeping the main engine and its auxiliary systems in the right condition makes it possible to save 1-3% fuel. That could reduce annual consumption for the WW fleet by almost 500 tonnes per ship.

At a bunkers price of just under USD 300 per tonne, such a reduction could have a substantial cost benefit – almost USD 150 000 per vessel on an annual basis. At the same time, emissions per ship would be cut by roughly 1 400 tonnes of carbon dioxide, around 15 tonnes of sulphur oxides and about 38 tonnes of nitrogen oxides.

Qualified crews on the ships and a professional management department on land help to ensure that the engine and its systems are in good condition. A number of measures can be taken to ensure optimum operation of the propulsion machinery:

- prevent soot and deposits in exhaust channels which reduce engine efficiency
- monitor exhaust temperature, which gives a lot of information about engine condition
- adjust the fuel pumps and nozzles to ensure correct combustion
- monitor consumption of cylinder oil for correct combustion and wear on pistons and cylinder linings
- analyse the quality of bunkers oil and ensure that equipment for processing this fuel is in good condition.

## CLEAN HULL AND PROPELLER

The underwater hull on a ship is coated with an antifouling to prevent the growth of unwanted organisms. Traditional antifoulings contain metal compounds such as copper. Tin compounds were often used before. Although such substances are very effective, they are also highly toxic.

The International Maritime Organisation (IMO) has banned the use of such materials for environmental reasons. By 2008, all ships must use tin-free antifoulings. WW's vessels already meet this requirement.

Even though a ship is coated with an antifouling, algae and other marine organisms

will still grow on the hull. The extent of such growth depends on the kind of antifouling applied and the amounts used. The time between antifouling applications (the docking interval) and the waters in which the ship sails are also important factors. A fouled hull and propeller increase the ship's water resistance by 5-20%. The degree of resistance depends on the quantity and type of fouling (algae, barnacles or the like). Higher resistance boosts fuel consumption if vessel speed is to remain unchanged from a smooth hull condition. That in turn increases emissions of environmentally harmful combustion gases and soot particles.

WW's fleet is docked at 2.5-year intervals. In addition to maintenance of the whole vessel, algae and other marine organisms are cleaned from the hull and new antifouling applied. It is also possible to send divers below the ship with rotating brushes. And growth can be removed by remotely-operated vehicles (ROVs) equipped with the necessary cleaning tools. If the ROV tool is not in direct contact with the antifouling, this protects the coating while reducing the amount of toxin released.

The WW group pays close attention to the condition of the underwater hull and propellers, and undertakes the necessary cleaning if growth is of a nature which increases resistance to the sea.

## VOYAGE PLANNING

A number of WW's ships sail in dedicated trades where the loading and discharging ports as well as departure and arrival times are predetermined. This means that voyages can be planned to a much greater extent than for vessels where these parameters are not known. Systematic voyage planning combined with a well-motivated crew can reduce bunkers consumption by 5-15%.

On the long intercontinental voyages, WW's ships are in contact with weather forecasting services which provide advance information about conditions along the relevant routes. On the basis of this information, the optimum route can be chosen to avoid as much bad weather as possible. The weather forecasts are continuously updated during the voyage so that plans can be adjusted. It is not given that the shortest distance in nautical miles is necessarily the most economic in energy terms.

The vessel's resistance increases with bad weather and opposing currents if speed is to be maintained. This boosts fuel consumption and thereby emissions. Extremely bad weather also increases the risk of shipwreck as a result of moving cargo, damage to the hull and/or engine breakdown, with the consequences that this can have for crew and the environment.

## CHOICE OF SPEED

Communication between the ship and its operator is important to ensure that the right speed is chosen for reaching its destination. A 1% increase in speed could boost bunkers consumption by more than 3%. If the vessel arrives at port and has to wait to load or discharge, the increased use of bunkers combined with the waiting time will give a poor result in terms of energy economics.

## CARGO PLANNING

The vessel's resistance increases with its draught. The deeper it is laden, the higher its fuel consumption. Some ships need ballast even when fully laden. That relates to their centre of gravity and stability. Heavy loads placed on decks high up the ship must often be compensated with ballast lower down to ensure that the right stability is maintained. Carrying too much ballast means unnecessary use of energy. Replacing ballast with cargo wherever possible is better transport economics. This makes cargo planning very important to ensure that consignments are correctly positioned in terms of both accessibility and stability.

*cont on page [illegible]*







*Top: A number of measures to optimise energy use help to reduce fuel consumption by the ships and their consequent emissions/discharges of environmentally-harmful substances. Mitsubishi Heavy Industries has developed a stator fin to get more energy out of the propeller, for instance.*

*Centre: Another measure is analysis of the oil used. Third engineer Kenneth Siatong on* Toledo *analyses lubrication oil.*

*Above: Voyage planning is a third method. Captain Euclydes C Ladines on* Toledo *charts an optimum route based on the latest weather forecast.*



**ASLE ROAR OLSEN**
**INSPECTOR**
**BARBER SHIP MANAGEMENT**
**WILHELMSEN MARITIME SERVICES**

*Asle Roar Olsen from Kristiansund in Norway is the inspector for WW's Mark IV carriers –* Tamerlane, Tamesis, Talisman *and* Tarago. *He is responsible for ensuring that these vessels operate in a safe, environment-friendly and efficient manner, and in accordance with international laws and regulations. Starting as a ship's boy in 1977, he became an inspector in 1997.*

Although shipping is one of the most environment-friendly ways of transporting commodities, vessel operation embraces a number of processes which collectively affect the natural environment.

"As an inspector, I'm responsible for ensuring that the ships I monitor operate in a way which minimises their environmental impact," says Asle Roar Olsen. "Regular inspections of all technical equipment on the vessels ensure that they work as efficiently as possible. We also ensure that the crew knows how machinery and other technical equipment should be operated in order to reduce the environmental burden to a minimum."

He was involved with five dockings in 2005. "We never know what to expect when the ship's underwater hull comes into view. So it's always just as exciting when we dock a vessel and inspect its bottom, rudder and propeller."

Olsen explains that ships in the WW fleet are dry-docked every 2.5 years, and adds that the group wants to maintain a high standard for its vessels and accordingly docks them more often than the rules require. All the vessels are also visited by inspectors when they are in European waters, around three times a year.

"Frequent maintenance reduces the likelihood of major damage during operation, and accordingly makes an important contribution to a ship's economic life.

"An important part of the docking is the removal of barnacles and other marine organisms from the hull. A clean hull and propeller reduces the vessel's friction against the sea, with lower fuel consumption and ultimately smaller emissions of polluting substances as the result.

"In cooperation with the crew, I'm responsible for ensuring that all technical equipment is in tip-top condition, and that the vessel operates in a safe and environment-friendly manner. Frequent inspections and close dialogue with crew increase the likelihood that everything functions in an optimum way and reduces the possibility of anything going wrong. If anything functions less efficiently than we might prefer, we quickly come up with solutions to overcome the problem."


TAMERLANE

*Inspector Asle Roar Olsen inspects work done on the rudder together with a representative for the Tsuneishi yard, where* Tamerlane *was docked in January 2006.*
*Electrician Arne Schaufel on* Tamerlane *checks all the electrical equipment on the bridge after maintenance work.*

*cont from page 9*

## TRIM

A ship's resistance to the sea also varies with its trim, defined as vessel's fore-and-aft angle to the water. Poor trim can cause an energy loss of 2-4%. The optimum trim varies with the ship's draught but also with its speed. Model trials with a vessel at the design stage is a common way of determining its optimal trim.

## SHIP OF THE FUTURE

Wallenius Wilhelmsen Logistics (WWL – owned 50-50 by WW and Wallenius Lines) wanted to develop a conceptual vessel for Expo 2005 in Japan. In cooperation with Wilhelmsen Marine Consultants (formerly Barber Marine Consultants), it created E/S *Orcelle.* E/S stands for "environmentally sound".

Named for a south-east Asian dolphin threatened with extinction, this vessel does not use fossil fuel but relies on sun, wind and waves.

A model of the ship was exhibited in the Norwegian pavilion at the world exposition, and attracted a great deal of attention. The purpose of the project for WWL was partly to stimulate research and development relating to alternative energy sources.

Although the conceptual model will not see the light of day in the near future, WW intends to continue research on certain of the elements identified in the development of *Orcelle.*

## SUMMARY

Accepting a conscious responsibility for the environment and being a driving force for vessel operation which causes the minimum environmental impact are important to WW. Developing and implementing energy-efficient solutions are an important part of this responsibility.

Work on new energy-efficient solutions will continue in 2006. These solutions have a big intrinsic value in relation to the impact of WW's business on the environment. Their development will also be influenced by a number of external factors. High bunkers prices encourage research on the use of alternative energy sources. Rising taxes on environmentally-harmful emissions/ discharges, more stringent national and international environmental standards, and tougher environmental requirements from cargo owners will stimulate not only research but also the phasing-in of environmentally-adapted solutions and products.

WW will be involved during 2006 in projects looking at the treatment of exhaust fumes from the ship's main engine. It will also play an active role in seeking solutions to the ballast water issue. In addition, the group is pursuing a number of other projects which will hopefully yield energy-efficient solutions in coming years.



*Orcelle*

# ENVIRONMENTAL WORK IN WW

WW comprises a number of companies, and the management of each of these lays the basis for environmental work through the company's quality assurance system.

Environmental targets for vessel operation have been developed jointly by Wilhelmsen Lines Shipowning and Barber Ship Management (ISO 14001 certified). The management organisation for each ship is responsible for technical monitoring and for recommending environmental measures which should be implemented on board.

The master on each ship is responsible for daily follow-up, and for taking the necessary action to protect the marine environment.

In close cooperation with Wallenius Wilhelmsen Logistics (owned 50-50 by WW and Wallenius Lines), WW works continuously on environmental issues. Common goals and status are discussed at annual environment meetings.

A number of WW subsidiaries have established an environmental management system and are ISO 14001 certified by Det Norske Veritas. This certification includes vessels controlled by Wilhelmsen Lines Shipowning, which means in part that an environmental programme has been drawn up and an environmental committee established. The latter meets at least three times a year, and is responsible for setting targets and monitoring progress for the programme. An extract from the environmental programme covers the most significant aspects in WW. See page 13.

WW has its own inspection programme in which every ship is visited once a year by in-house safety inspectors. These inspections focus on health, safety and the environment. In addition to conducting an assessment of vessel condition, the crew are interviewed and emergency response exercises are staged. Courses are also given on board, and discussions held on how the crew – both alone and in cooperation with the land organisation – can achieve further improvements in safety and environmental protection.

Wilhelmsen Maritime Services (previously Barber Marine Consultants) works on solutions which improve the environmental impact of new and existing WW ships, and the aim is to work continuously on achieving vessels which have a minimal impact on the environment.

WW keeps updated about and is engaged with environmental developments relating to shipping. The group is represented at various conferences and seeks to convert learning and knowledge into action on its vessels.

A collaboration was initiated during 2005 between WW and Norway's Bellona environmental foundation. The two sides discuss environmental impacts and priority areas, and jointly develop constructive solutions.

WW is actively involved in a forum organised by the Norwegian Shipowners Association on reducing sulphur emissions from ships. This body comprises a number of Norwegian shipping companies together with representatives from engine manufacturers, oil producers, consultants and research communities. Experience and knowledge relating to the use of low-sulphur oil is exchanged through the forum. WW is also actively involved in a working party assessing the treatment of exhaust fumes to remove sulphur oxides.

Vessel operation is constantly developing, and many of the measures being tried out today on individual ships aim to reduce the emission/discharge of polluting substances. If the results are successful, WW's intention is to extend their use to more ships in coming years. Where the most significant environmental aspects are concerned, procedures and long-term goals have been established in which performance and status are regularly reviewed.



*A fouled hull and propeller can increase vessel resistance in the water by 5-20%. During a docking, barnacles and other marine organisms are removed from the underwater hull and a new coat of tin-free antifouling applied.*

## EXTRACT FROM THE ENVIRONMENTAL PROGRAMME FOR 2005

| ASPECT | AIR | SEA | OTHER | OBJECTIVE | TARGET | MEASURES | STATUS |
|---|---|---|---|---|---|---|---|
| $NO_x$, main engine operations | x | | | Reduce $NO_x$ emissions | Reduce $NO_x$ emissions per unit transported by 25% within eight years (2000-2008). | Install slide valves on Mark IV ships in 2005. $NO_x$ measurements on main engines in newbuildings. | Not completed because of problems with cylinder linings. Installation will be continued in 2006. $NO_x$ measurements carried out on engine test bed. |
| $NO_x$, main and auxiliary engine operation | x | | | Reduce sulphuric acid emissions | Reduce $SO_x$ emissions by using low-sulphur bunkers. Wallenius Wilhelmsen Logistics' bunkering instruction to be observed. | Efficiency of low-sulphur operation under evaluation for auxiliary engines. Exchange of experience with other operators. Bunkers data recorded. | EU directive observed. Marine diesel oil (MDO) with max 0.2% used for auxiliary engines which run on MDO. Average sulphur content in oil on WW ships was 1.72% in 2005. |
| Antifouling | x | | | Longer docking intervals than 2.5 years | Reduce antifouling use. Evaluate results. | Planning longer intervals than every 2.5 years between dockings. Followed up at next environmental meeting. | Experience with tin-free antifouling is worse than expected for growth. Outcome is higher fuel consumption and more frequent cleaning of underwater hull. Longer interval between dockings cannot accordingly be recommended. |
| HCFC (R-22) | x | | | Reduce pollution of the environment | Registered quantity consumed in 2004 to be reduced by 5% during 2005. Environment-friendly refrigerants used on Mitsubishi newbuildings. | Follow up consumption in 2005. Evaluate whether R404 refrigerant is an environment-friendly alternative. | Results for refrigerant use in 2005 will be available in mid-February 2006. On-going evaluation of alternative refrigerants. *Taiko* plans to replace air-conditioning system in 2006. Another ship to follow later in same year. New 134a refrigerant. |
| Chemicals and cleaning agents | | x | x | Reduce use of environmentally-harmful chemicals | Produce statistics of purchased chemical quantities. Two ships will use environmentally-adapted products for testing. | Prepare statistics of purchased quantities. Test ships: *Tamesis* and *Takasago*. Evaluate consumption and efficiency. | Test results of more environmentally-adapted products will be evaluated. Preparing a new programme for 2006. |
| Bilge water | | x | | Reduce polluting discharges of oily water to the sea | Install 5 ppm oil/water separators on existing ships. Wilhelmsen Lines Shipowning's ships to be fitted with 5 ppm separators. | Install 5 ppm separators on two Wilhelmsen Lines Shipowning vessels (*Tasco* and *Tagus*) during 2005. | Will be installed in 2006 because of pressure on delivery dates (*Tagus* Jan 2006, *Tasco* Sep 2006). |
| Painting | | x | x | Use more environment-friendly paint on board | Evaluate environment-friendly paint. Be updated about new products. Return empty paint cans to supplier. | Ask paint suppliers for advice. Follow up new products at all times. Cooperate with suppliers over measures. | Few acceptable environment-friendly paint alternatives. Follow developments. |
| Ballast water | | x | | Eliminate micro-organisms in ballast water | Follow developments in ballast water management and the development of IMO regulations. | Discuss the ballast water issue in meetings of the environment committee and follow up decisions. | Continue to follow up various types of equipment which are being tested. |
| Consumption of cylinder oil | | x | x | Reduce cylinder oil consumption | Install slide valves on four ships. Install swirl injection principle (SIP) system on newbuildings from Mitsubishi Heavy Industries. | Slide valves to be installed on four ships in service during 2005. Installed SIP system in Mitsubishi Heavy Industries ships in 2005. | Will be installed in 2006. SIP system installed in Mitsubishi Heavy Industries newbuildings. |
| Environmental training | x | x | x | Enhance understanding of environmental issues | Enhance understanding. | Refresher courses for officers and crew in the first quarter of 2005. | Computer-based training course related to ISO 14001 has been sent to the vessels. Strong focus on environmental issues at all conferences for masters and other officers. |

# REGISTRATION AND ANALYSIS

Barber Ship Management, which is responsible for ensuring that the vessels are operated safely, environmentally and efficiently, has developed its own computer system for registration and analyse of operational data as well as undesirable incidents and non-conformances. This information is compared with pre-defined quality parameters to ensure that the ships do not have unacceptably high levels.

## SULPHUR CONTENT IN BUNKERS OIL

Ships owned by WW consumed about 383 000 tonnes of bunkers in 2005, with an average sulphur content of 1.72%. This resulted in an additional cost of about USD 12 million when the group's total activities are included.

The average trend for sulphur content in bunkers oil has shown a good decline since 2000. Over a five-year period, WW's fleet has reduced the sulphur content by 1.08 percentage points, corresponding to an improvement of almost 40%. It is difficult to achieve a further reduction from the present level because of a shortage of low-sulphur bunkers in the market.



% sulphur
3
2.5
2
1.5
2000 2001 2002 2003 2004 2005


| | | | | | | |
|---|---|---|---|---|---|---|
| % sulphur | 2.8 | 2.63 | 2.4 | 2.2 | 1.76 | 1.72 |

The graph to the right shows the percentage sulphur content in bunkers oil in 2005 for each of WW's vessels. The sulphur figures are based on laboratory measurements of samples taken every time the vessels load bunkers. Variations in the sulphur figures arise because some of the ships operate on routes where the availability of low-sulphur bunkers varies considerably. The bunkers quality of low-sulphur products varies in different geographical areas, and bunkers with a higher sulphur content must be used in some cases to ensure acceptable operation of the ships.



% sulphur
3
2.5
2
1.5
1
0.5
0
TARONGA
TAIKO
TEXAS
TAMPA
TALABOT
TAMPERE
TOBA
TAPIOLA
TOURCOING
TORRENS
TORONTO
TOLEDO
TAGUS
TASCO
TERRIER
TAKARA
TANCRED
TRINIDAD
TRIANON
TAKASAGO
TAMESIS
TALISMAN
TARAGO
TAMERLANE


## OIL SPILLS BY THE FLEET

One accidental oil spill was registered in 2005, involving a total of 10 litres of hydraulic oil. Although this spill is regarded as very small, almost unmeasurable, and the oil in this instance had a high viscosity and vaporised easily, the WW group takes such incidents seriously.

Good seamanship and routines have helped to yield positive results. The group seeks to prevent accidents through training and motivational efforts. Should an accident or incident occur, it will be analysed to identify the underlying causes so that similar episodes can be avoided.



litre
200
150
100
50
0
1999 2000 2001 2002 2003 2004 2005


| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Oil spill litre | 190 | 40 | 90 | 20 | 20 | 0 | 10 |

## FLEET'S TOTAL $NO_x$ AND $SO_x$ EMISSIONS

The graph shows average emissions for all WW-owned ships in 1999-2005. Registered emissions are calculated on the basis of the ship's service speed and cargo volume. Sulphur oxide ($SO_x$) emissions are calculated on the basis of the registered sulphur content in the bunkers oil. Emissions of nitrogen oxides ($NO_x$) are based on theoretical calculations from the ship's engines. These emissions are calculated in grams per tonne cargo transported per kilometre.

Emissions of nitrogen and sulphur oxides were reduced in 2005 compared with 2004. The availability of newer ships featuring environmentally-adapted ship's engines with improved combustion processes, as well as increased use of low-sulphur bunkers for the whole fleet, are factors contributing to the reduction.



g/t-km
0.35
0.30
0.25
0.20
0.15
0.10
00.5
0
1999
2000
2001
2002
2003
2004
2005


| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|---|---|
| $NO_x$ | 0.331 | 0.340 | 0.332 | 0.332 | 0.326 | 0.330 | 0.308 |
| $SO_x$ | 0.208 | 0.189 | 0.177 | 0.167 | 0.158 | 0.137 | 0.107 |

The graph shows emissions of nitrogen and sulphur oxides for each of WW's ships. These emissions are calculated in grams per tonne cargo transported per kilometre. The variations partly reflect varying engine efficiencies between the ships, cargo hold volumes and sailing speeds. Newer vessels have lower nitrogen-oxide values, in part because of more environment-friendly engines. The sulphur content of bunkers oil also varies individually for each of the ships.



g/t-km
0.550
0.500
0.450
0.400
0.350
0.300
0.250
0.200
0.150
0.100
0.050
0.000
TARONGA
TAIKO
TEXAS
TAMPA
TALABOT
TAMPERE
TOBA
TAPIOLA
TOURCOING
TORRENS
TORONTO
TOLEDO
TAGUS
TASCO
TERRIER
TAKARA
TANCRED
TRINIDAD
TRIANON
TAKASAGO
TAMESIS
TALISMAN
TARAGO
TAMERLANE
Emissions $NO_x$
Emissions $SO_x$


## FLEET'S CONSUMPTION OF REFRIGERANTS

The curve shows consumption of refrigerants (hydro-chlorofluorocarbons – HCFCs) since 1999. These substances are used in air conditioning plants and for keeping provisions cold.

WW's goal is to reduce the use of HCFCs and replace older refrigerants with more environmentally-adapted products. The volume of purchased coolants and the registration of stocks on each ship help the group to measure consumption and take action to achieve further improvements.

The 2005 figure includes the five Mark I ships. Allowing for these vessels, the actual reduction is around 7%.



kg
12 000
10 000
8 000
6 000
4 000
2 000
0
1999
2000
2001
2002
2003
2004
2005


| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|---|---|
| Consumption HCFC | 9 549 | 10 419 | 9 036 | 9 417 | 9 747 | 6 327 | 6 330 |



# ENVIRONMENTALLY-ADAPTED PRODUCT DEVELOPMENT

Unitor was acquired by WW in the summer of 2005 and included operationally in Wilhelmsen Maritime Services.

Products delivered by Unitor include chemicals and refrigerants for shipboard use. Through its acquisition of this company, WW can now also make an active contribution for the first time to developing environmentally-adapted products for the shipping industry.

## CHEMICALS

Chemical products play a substantial role in the total burden imposed by a ship on the natural environment. Possessing a major supplier of such substances which is ISO 14001 certified provides a guarantee that all aspects of chemical use have been addressed.

**ISO 14001 certification**
Unitor Chemicals became the first company of its kind in Norway to secure ISO 14001 certification in 2000. This was a natural consequence of a purposeful commitment to developing environmentally-adapted chemicals which began as early as the 1980s. The certified environmental management system, which is subject to audit by Det Norske Veritas, covers product development, production, warehousing, distribution and marketing of marine chemicals, testing equipment and other equipment used in connection with the chemicals.

Certification also requires sub-suppliers of product components, knowledge and services to have a satisfactory environmental management system. As a result, Unitor Chemicals primarily uses chemical companies with substantial resources as suppliers and partners for research and development. These include Shell, Exxon, Akzo Nobel, BASF and Ceca. This gives Unitor Chemicals' marine customers an assurance that every link in the supplier chain which could have a potential impact on the natural environment is under control and accords both with the ISO 14001 standard and with relevant environmental regulations.

**Use of environmentally-adapted products**
Researching, developing and marketing environmentally-adapted products are not enough in themselves. These products must be brought to market and actually adopted in practice. To have a genuine impact on the environment, it is crucial that environmentally-harmful products are actually removed from the market and replaced by less damaging products.

Some of the most harmful chemicals have been banned under international agreements, such as the Montreal protocol of 1996 and the European Union's directive on cleaning agents. All the chemicals in Unitor's product range meet the new EU standards introduced in 2005.

According to the Norwegian Product Control Act, the end user of chemical products which could have a negative impact on health or the environment must assess whether alternatives are available which reduce the risk of such effects. If so, the alternative must be preferred providing this is possible without unreasonable expense or inconvenience.

A chemical developed in accordance with the ISO 14001 standard must not only have an environmentally-adapted formulation. The market and the individual user must consider its performance to be just as effective as, and its price to be competitive with, the product to be replaced. Users should not need to feel that they are converting to a product with poorer quality.

Unitor Chemicals has accepted this requirement. The goal is that all new environmentally-adapted products must be at least as cost-effective as the existing chemicals on the market. This is the only way to ensure that the new products are taken up and thereby have a genuinely positive impact on the environment.

The company's ability to meet these special demands is demonstrated by the steady increase in the number of ships using such environmentally-adapted products as Enviroclean, Aquabreak PX and Aquatuff. The graph below shows that the number of vessels using these products rose significantly during 2005, in line with the Unitor Chemicals target for the year.


No of ships
9 000
8 000
7 000
6 000
5 000
2001 2002 2003 2004 2005
6646 6911 7067 7329 7942
Vessels using Aquabreak PX, Aquatuff and/or Envirocl

cont on page 18

To be classified as environmentally-adapted, a chemical product must present a low risk during transport, storage and use. Converting to such a product must also have a positive effect on general shipboard safety and health conditions.

Safe use of chemicals embraces more than their properties. The way they are applied is just as important. Each product is accordingly supplemented with a label which provides full user guidance, a health and safety datasheet and a large range of dosing systems and equipment needed to apply the chemical in the safest, most economic and most efficient way. Unitor Chemicals also holds courses for crew on the correct use of its products.

cont from page 17

Another method used by Unitor Chemicals to measure how far new environmentally-adapted products are taking market share from more conventional solvent-based substances is to measure the percentage distribution of sales. As the graph below shows, the trend is very clear and in line with the company's targets.


%
90
80
70
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
2005

| | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|---|
| Conventional solvent-based degreasing agents | 36 | 31 | 28 | 25 | 22 | 19 |
| Modern environmentally-adapted cleaning agents | 64 | 69 | 72 | 75 | 78 | 81 |

**Chemicals with a positive environmental effect**
A group of chemicals which also experienced strong growth in 2005 are those which intrinsically or as part of a process have a directly positive effect on the environment. Typical examples include Unitor Bilge Water Flocculant, which is used to separate oil from bilge water, biologically-active chemicals (called Gamazymes by Unitor) which break down organic waste from the galley and the sewage system, and additives for bunker oil which reduce emissions of unburnt hydrocarbons in exhaust fumes.

Another category of products which enjoyed a big expansion in sales during 2005 was oil spill clean-up equipment. This growth has not been prompted by a rising number of pollution incidents, but by stricter requirements for the quantity of clean-up equipment which must be kept on board and at emergency response stations on land in order to limit the environmental consequences of a possible marine oil spill.

**Requirement for continuous improvement**
An ISO 14001 certified company is required to pursue continuous improvement. Since ships continue to pollute the environment, standards must be further tightened. Unitor Chemicals accepts this responsibility by playing an active role in developing and implementing new products, concepts and services.

The company will accordingly pursue such projects in 2006 as the introduction of new environmentally-adapted chemicals and concepts for tank and cargo-hold cleaning which not only save time but also reduce consumption.





## REFRIGERANTS

Unitor Refrigeration has had an environmental focus for many years, and now has the largest number of refillable refrigerant cylinders for the world's merchant ships. National legislation is increasingly adopting this recycling solution and banning the use of disposable cylinders.

Through its Marpol environmental arm, the IMO introduced a new regulation in 2005 to prevent air pollution from ships.

Unitor Refrigeration has responded with several packages to help shipping companies meet these requirements. They have proved a success for everyone concerned in reducing chlorine emissions to the air.

The refrigerant recovery package is one such solution. With all the required approvals, this equipment avoids the deliberate venting of ozone-depleting substances to the air. Thousands of vessels have so far purchased this solution.

### Inspection

Another approach is to offer environmental system inspections (ESIs) to vessels for their refrigeration systems. This requires a Unitor service engineer to board the vessel about once a year to check all piping, controls systems, valves and compressors. A report is then produced so that the ship can take the necessary action to prevent leaks or breakdowns with the system.

Hundreds of vessels have signed up to this service, and many claim to have reduced running costs for the inspected systems over time. These certificates conform to environmental class and national requirements such as the Foundation for the Approval of Refrigeration Contractors (Stichting Erkenningsregeling voor de uitoefening van het Koeltechnisch Installatiebedrijf), the Environmental Protection Agency and the Swedish Board for Accreditation and Conformity Assessment.

### Handling refrigerants

Finally, the continued phase-out of ozone-depleting substances such as chlorofluorocarbon (CFC) and hydro-chlorofluorocarbon (HCFC) refrigerants and halons calls for international waste management systems in order to ensure that such products are disposed of in a legal and environmentally-sound manner.

As the world's largest supplier of refrigerants to the marine industry, Unitor has tackled this requirement by introducing its Enviro Return Management (ERM) programme. This unique waste management system permits the import and disposal of a variety of ozone-depleting substances at major EU ports as well as in Singapore.

The ERM programme is organised in such a way that used CFC and HCFC refrigerants as well as halons can be taken ashore and sent to a local waste reception facility for disposal. It accords with applicable international waste treatment regulations, and is approved by the relevant local authorities.

*Below left: Refrigerant cylinders have a code which is recorded before they are loaded on board. This allows Unitor to know where they are worldwide with the aid of a tracking system.*
*Below centre: Unitor operates the world's largest fleet of renewable refrigerant cylinders.*
*Below right: The refrigeration systems on ships are checked for leaks and possible faulty operation during regular environmental inspections.*




REFRIGERATION
SERVICES

# DEFINITIONS

**Bunkers:** Collective term for fuel oil used on ships. Its origin is uncertain, but could derive from the English word "bunk" – a storage space on vessels for sails and in times past for coal or for people (bunk = bed). Steamers stored their coal in a coal bunker.

**Heavy oil:** A collective term for residues from oil refining. It comprises a blend of substances left over from processing and necessary components which make it useable as fuel.

# GLOSSARY

| | |
|---|---|
| Antifouling | Normally contains toxic compounds to prevent marine growth. Non-toxic products are gradually being introduced to the market. |
| Aquabreak PX | Product name for an environmentally-adapted cleaning agent which can be used throughout the ship. |
| Aquatuff | Product name for an environmentally-adapted cleaning agent used in cargo holds. |
| Ballast water | Contains micro-organisms which can cause harm outside their home environment. Ballast water is taken on board during the discharge of a cargo to improve a vessel's stability, changed while at sea and pumped out when the next cargo is loaded. |
| Barnacles | Organisms which grow on the underwater hull and increase its resistance to the water. |
| Bilge water | Dirty water which collects in a ship's bilges and may be contaminated with small quantities of oil from engine room drains, etc. |
| Bilge water flocculant | Chemical used to separate oil from waste water. |
| CFC | Chlorofluorocarbon compounds. See HCFC. |
| $CO_2$ | Carbon dioxide – a combustion product from burning all types of fuel. The amount of carbon dioxide in the atmosphere may increase the temperature at the Earth's surface – known as the greenhouse effect. |
| Enviro Return Management | System for legal and environment-friendly management of used ozone-depleting refrigerants. |
| Enviroclean | Product name for an environmentally-adapted degreasing agent for engine rooms and tank cleaning |
| Environmental system inspections | Inspection of refrigeration systems to ensure optimum operating conditions and prevent leaks |
| EPA | Environmental Protection Agency |
| Gamazymes | Bioactive cleaning agents used in galleys, crew quarters and passenger sections on cruise liners. |
| g/t-km | Denotes emissions in grams per tonne of cargo shipped over a kilometre. |
| Halon | Previously used on ships as an effective fire-extinguishing medium, harmful to the ozone layer in the atmosphere. |
| HCFC | Hydro-chlorofluorocarbon compounds, such as freon 22 (R22). |
| HFC | Hydrofluorocarbon. |
| HFO | Heavy fuel oil. Used in ship's engines and boiler systems. |
| IMO | International Maritime Organisation. Body created to regulate international maritime trade. |
| ISO 14000 | ISO standard for environmental management. |
| Low $NO_x$ nozzles | Fuel valves specially developed to reduce formation of nitrogen oxides ($NO_x$) from combustion. |
| Mark I-IV | In-house WW designation for various series of ship, categorised by age. |
| Marpol | IMO convention on the prevention of marine pollution. Regulates environmental pollution by ships. |
| MDO/MGO | Marine diesel oil/marine gas oil. |
| Nitrogen oxides ($NO_x$) | Environmentally-harmful gases formed by the engine's combustion process. |
| ppm | Parts per million (1 ppm = 0.000001 or 1 mg/kg). |
| Refrigerants | Used in refrigeration and freezing plants. |
| SECA | Sulphur oxide emission control area – a sea area defined by the IMO where the sulphur content of bunkers must not exceed 1.5% or emissions of sulphur oxides to the air must be below 6 g/kWh. |

| | |
|---|---|
| Slide valve | Fuel valves which are fully emptied on each stroke, and thereby counteract afterburning. |
| Sludge | Mixture of water and oil formed during treatment of heavy fuel oil. |
| Sulphur oxides ($SO_x$) | Sulphur in the bunkers combines with oxygen in the combustion process to form sulphur oxides. These react with moisture in the air to produce sulphurous and sulphuric acid. |
| Swedac | Swedish Board for Accreditation and Conformity Assessment. |
| TBT | Tributyltin, used in tin-based antifouling. |
| Unitor Bilge Water Flocculant | Flocculant agent used to separate oil from waste water. |
| Unitor's Refrigerant Recovery Package | Advanced equipment package for secure recovery of refrigerants. It satisfies all relevant marine regulations. |
| Viscosity | A liquid's resistance to flow. |



Wilh. Wilhelmsen
Wilh. Wilhelmsen ASA
P O Box 33, NO-1324 Lysaker, Norway
Telephone: +47 67 58 40 00
Telefax: +47 67 58 40 80
www.ww-group.com
Org no NO 930686344 VAT
Photo: Ole Musken, Benedicte Gude, the international Saatchi & Saatchi network. Printed by: Bryne Offset. Design: Saatchi & Saatchi.

# Environmental report 2004 Wilh. Wilhelmsen







Oscar B Sabado, engineer, m/v Talisman

Petter W Christiansen, chief officer, m/v Talisman

Wilhelm Nolte, truck repairman, m/v Talisman

Ship's engineer Oscar G Sabado carries out maintenance on m/v Talisman's main engine.



CONTENTS



Shipping is an international business, and Wilh. Wilhelmsen (WW) will participate actively in efforts to establish a common international regulatory regime. We believe that international regulations administered by a collective body will provide better overall environmental protection than a number of regional and national requirements. International regulations in









our business are established by the UN's International Maritime Organisation (IMO), which has its headquarters in London. We can influence its environmental work through active contact with international organisations, shipowners' associations and national governments represented in the IMO.

Our ambition is to take environmental challenges seriously, and we aim for a process which leads not only to increased understanding of the way our operations actually affect the environment but also to continuous improvement towards a cleaner environment. We study the environmental impacts of our activities and seek to identify which are the most significant before laying plans to reduce them. Our operations are certified to the ISO 14001 environmental management standard, which helps to ensure continuous improvement and provides a means of determining that environmental work is pursued in line with the plans we have defined.

Under ISO 14001, we are required to keep updated on all environmental requirements in our business and to conduct our business within these limits. Discharging illegal quantities of waste oil from ships has long been a known problem. Heavy fines and in some cases prison sentences have been imposed in recent years on people who have been linked to such illegal discharges. We have called attention to this environmental problem, in part by organising an international conference on the issue during 2004 together with the International Maritime Training Centre in India. Preventing illegal discharges of waste oil to the sea is also an important topic in training for seagoing personnel by our group.

Shipping has always been regarded as an environment-friendly mode of transport when measured in energy units per quantity of cargo carried. As a result, much of the environmental attention has earlier been directed at land transport, with the development of more energy-efficient engines and reductions in polluting fumes. Ships use far more energy viewed overall, however, which in turn generates environmentally-harmful emissions and discharges. Through our environmental efforts, we will seek to reduce energy consumption as well as environmentally-harmful emissions or discharges where we can influence these. We will actively strive to ensure that new vessels ordered by our group consume less energy than existing ships. One example is provided by our series of newbuildings under construction in Japan. Their bunkers consumption will be far lower than for earlier carriers. The result is not only a substantial environmental gain but also good transport economics.

In cooperation with our partners in Wallenius Wilhelmsen Lines (WWL) and EUKOR, we are concentrating strongly on reducing emissions of sulphurous exhaust fumes from ship propulsion machinery. This has been a priority area since WWL was created in 1999. Sulphur dioxide emissions are most easily reduced by using bunkers oil with a low sulphur content. The drawback is that such fuel has poor availability and costs considerably more than conventional bunkers. Running engines on low-sulphur bunkers also presents technical and operational challenges. The international standard for sulphur in exhaust fumes is 4.5 per cent, while our average for 2004 was 1.76 per cent. Active efforts are being made to reduce this proportion even further in coming years.

We have focused considerable attention on the sulphur issue in this report, and describe the challenges and measures related to using low-sulphur bunkers on our ships.

Ingar Skaug,
President and group CEO

Second engineer Amarante S Carvalho (left) and chief engineer Arild Husøy lead maintenance work on m/v Talisman's main engine. This unit is an 8L70MC from Burmeister & Wain, developing 28 400 bhp. The vessel has a service speed of 20 knots.



Chief engineer Arild Husøy.



Replacing liners in several of the cylinders on m/v Talisman's main engine.





# Ship operation comprises a number of sub-processes which collectively represent a process with a substantial impact on the natural environment.

An overview of the most significant of these discharges and emissions is provided here.

## OPERATIONAL DISCHARGES TO THE SEA

This category embraces discharges of treated sewage, waste, bilge water, ballast water and toxic antifoulings, as well as some minor risk of oil spills in the event of accidents, excess bunkering and so forth.

### BALLAST WATER

This issue has attracted attention after the registration of the undesirable spread of new types of algae and plants/animals in certain areas. These appear to have been introduced in ballast water shipped





from one port region to another. Their expansion could not only displace existing species or cause pollution at points of ballast discharge, but also lead to fouling of seawater intakes and filters where the new species become established.

### ANTIFOULINGS

Antifouling coatings are intended to prevent marine growth on the vessel hull. Keeping a hull as smooth as possible reduces fuel consumption, and thereby exhaust fumes. The drawback with traditional antifoulings is that they not only kill weeds and other foulings but also add toxins to the sea. This applies particularly to the tin-based TBT coatings. All of the WW group's ships are coated with tin-free antifouling.

### OTHER DISCHARGES

Sewage, bilge water, oily sludge and waste are treated to the standard of cleanliness defined in international regulations.

## EMISSIONS TO THE AIR

These consist primarily of combustion gases from the main and auxiliary engines as well as refrigeration plants, vaporisation from the cargo and leaks of freon and halon gases. An internationally-accepted standard is used to measure combustion gases in grams per tonne cargo transported per kilometre (g/t-km).

Combustion gases include such components as:

### CARBON DIOXIDE

is regarded as an important greenhouse gas. High combustion efficiency will reduce bunkers consumption and thereby carbon emissions. The diesel engines installed in most of WW's vessels are among the most efficient internal combustion devices available today. Maritime transport is also regarded as the most efficient existing means of moving cargo.

### NITROGEN OXIDES

These are considered to be highly damaging in a pollution context because they form a photochemical smog which falls as acid precipitation. They influence the greenhouse effect and contribute to ozone depletion in the atmosphere. Maritime transport is estimated to account for about seven per cent of total nitrogen oxide emissions. New IMO requirements to limit such emissions, which come into force on 19 May 2005, apply to vessels whose keel was laid after 2000.

### SULPHUR OXIDES

These contribute to acid precipitation, one effect of which can be to cause respiratory problems. Estimates indicate that marine transport accounts for roughly four per cent of global sulphur oxide emissions. Since this contribution derives directly from the sulphur content in bunkers, the best method of reducing it is to use fuel oil with a low sulphur content. Both the European Union and the IMO have standards for the sulphur content in bunkers.

### PARTICULATE MATTER (PM)

Particulates in exhaust fumes comprise elements of various materials and derive from unburnt fuel. They largely account for the diesel smell associated with such fumes.

### FREON/HALON

Leaks from refrigeration and fire-fighting systems release freon and halon gases to the air, where they help to deplete the ozone layer.

## ACCIDENTAL DISCHARGES TO THE SEA

Accidental discharges pose a constant risk, including during routine work such as bunkering or the use of hydraulic equipment.

Good procedures and responsible personnel will reduce the risk. A high level of emergency response and well-established routines can limit the scope of a possible accident.

Accidents and wrecks unfortunately occur. Good routines, procedures and emergency response plans reduce the risk and limit the environmental consequences.

By analysing and learning lessons from such accidents, new vessel types can be developed which are better able to withstand collision and wreck.



Engineer Oscar G Sabado cleans the engine room after the maintenance work has been completed.

# ENVIRONMENTAL WORK IN THE BUSINESS



Engineer cadet Christopher Garcia burns waste paper in an incinerator.



Engineer cadet Christopher Garcia on m/v Talisman checks that the process for incinerating sludge (water/oil mix created when treating heavy oil) is going as it should.

Environmental work in the WW organisation is stratified. The management of each company bases its environmental policy on the company's quality assurance system.

Environmental targets for vessel operation have been developed jointly by Wilhelmsen Lines Shipowning and Barber Ship Management. The management organisation for each ship is responsible for technical monitoring and for recommending environmental measures which should be implemented on board.

In close cooperation with Wallenius Wilhelmsen Lines, WW works continuously on environmental issues. Common goals and status are discussed at annual environment meetings.

WW has established an environmental management system and is ISO 14001 certified. This certification includes vessels controlled by Wilhelmsen Lines Shipowning, which means in part that an environmental programme has been drawn up and an environmental committee established. The latter meets at least three times a year, and is responsible for setting targets and monitoring progress for the programme. This work was further improved in 2004 through the creation of a special post devoted primarily to the assessment of technical and financial measures which provide environmental gains.

The WW group has a dedicated project department in Barber Marine Consultants which provides assessments in design and conversion projects of all the consequences of operating a ship.

This unit maintains continuous contact with the yards responsible for newbuilding, conversion or repair of the vessels. Specifications pass back and forth between the project department and the yard several times before a contract is awarded. This process leads to ships which are safer to operate and better able to withstand collisions. WW goes further than the regulations require, for instance, by installing an additional watertight deck on all its new vessels. Two newbuildings have now been delivered and four are still under construction by Mitsubishi Heavy Industries in Japan. Their fuel consumption is greatly reduced through an improved hull configuration which lowers its water resist-



**EXTRACT FROM THE 2004 ENVIRONMENTAL PROGRAMME**

| Aspect | Air | Sea | Other | Objective | Target | Measures | Status |
|---|---|---|---|---|---|---|---|
| **$NO_x$, main engine operations** | X | | | Reduce $NO_x$ emissions | 2) Reduce $NO_x$ emissions per unit transported by 25% within eight years (2000-08) | 2) Install slide valves on Mk IV ships in 2004<br>4) Study effects of nozzles to reduce NOx when carrying out measurements on newbuildings | 2) Not fully implemented. Continuing in 2005<br>4) Measurements carried out on m/v Torrens |
| **$SO_2$, main and auxiliary engine operations** | X | | | Reduce sulphur emissions | 3) Reduce emissions by using low-sulphur bunkers<br>4) WWL's bunkers instruction is observed, the goal for 2004 was an average of 1.5% for the fleet | 3) Assess performance of auxiliary engines in low-sulphur operation. Exchange experience with other operators<br>4) Register bunkers data | 3) Bunkering in accordance with EU directive, using marine diesel oil with 0.2% sulphur<br>4) Average for the fleet in 2004 was 1.76% |
| **Antifouling** | | X | | Extend docking intervals | 1) Reduce antifouling use<br>2) Evaluate results | 1) Plan longer intervals between dockings<br>2) Follow up at next environment meeting | 1) Four ships coated for five-year intervals in 2003. M/v Talbot docked in 2004<br>2) Done |
| **HCFC & Freon** | X | | | Reduce pollution of the environment | 1) Register the quantity used on board from 1999<br>4) Newbuildings will be provided with environment-friendly plants | 1) Follow up consumption in 2003 and beyond<br>4) Install products expected to yield an improvement | 1) Freon consumption: 1999 = 9 549 kg; 2000 = 10 419 kg; 2001 = 9 300 kg; 2002 = 9 417 kg; 2003 = 9 747 kg; 2004 = 6 327 kg<br>4) Freon R-404A utilised on the three first newbuildings |
| **Bilge water** | | X | | Reduce polluting discharges of oily water to the sea | 2) Evaluate results from the newbuildings in order to set targets for existing ships | 2) Evaluation report under preparation | 2) Process under way. Separator which will give 5 ppm oil in bilge water discharged overboard has been installed on three ships plus newbuildings |
| **Painting** | | X | X | Use environment-friendly paint on board | 1) Evaluate environment-friendly paint<br>2) Keep updated on new products<br>3) Return empty paint containers to the supplier | 1) Seek advice from paint suppliers<br>2) Constantly follow up new products<br>3) Cooperate with suppliers over measures | 1) Few viable alternatives<br>2) Few viable alternatives<br>3) Keeping developments under review |
| **Paper, plastic and wood** | | | X | Reduce paper flow and transport | 6) Installing EasyInfo/Safir | 6) No paper reports to and from the vessels | 6) Continue development. 18 ships completed |
| **Ballast water** | | X | | Eliminate micro-organisms in ballast water | 2) Reduce pumping of ballast water in port<br>3) Further develop understanding of micro-organisms in ballast water among ship's officers | 2) Enhance understanding of the need to develop better plans for ballast water treatment<br>3) Develop an expertise programme at officer seminars and through visits to the shipping company | 2) Done<br>3) Done |
| **Consumption of cylinder oil** | | X | X | Reduce consumption of cylinder oil | 2) Install slide valves on four ships<br>3) Install SIP system for newbuildings | 2) Being installed on four ships in service<br>3) Installed on ships delivered in 2004 | 2) Not yet completed<br>3) Done |
| **Environmental training** | X | X | X | Enhance understanding of environmental protection | 2) Enhance understanding | 2) Refresher courses for officers and crew | 2) Not yet completed |





ance. A patented stator fin installed on the rudder and an advanced propeller design complete the picture. Cargo capacity has also been increased by design measures which yield better utilisation of the cargo holds. The result is good transport economics combined with environmental benefits in the form of reduced emissions.

To prevent oil pollution in the event of a collision, the bunkers tanks are placed as close as possible to the vessel's centre line.

The volume of these tanks has also been increased in order to reduced the number of bunkering operations and thereby minimise the risk of oil leaks.

These developments are regarded by the WW group as part of a continual improvement in vessel types and a reduction of the risk of major environmental disasters.

Other examples of environment-friendly measures include:

- only environment-friendly, biochemically-degradable products and chemicals are used in day-to-day operations
- materials are returned to suitable ports for recycling, including medicines past their expiry date, used lightbulbs and fluorescent tubes, fuses, batteries and so forth
- reduced use of plastics
- sorting and treatment of ship's waste
- involving, updating and training ship's officers to think environment-friendly products and measures at all times.

**ENVIRONMENTAL PROGRAMME**

Ship operation is constantly developing, and many of the measures currently being tried out on some of the group's vessels aim to reduce emissions of polluting substances. If these efforts yield successful results, the relevant measures will be extended to other vessels in coming years.

Procedures and long-term targets have been established for the most significant environmental aspects, with measures and status ▸

Bosun Raul V Badilles sorts ship's waste, which is placed in containers labelled for the different categories of refuse in Bremerhaven.





All waste on m/v Talisman, like these containers of food scraps, is sorted and send ashore when the vessel has berthed.

being reviewed at three meetings of the environmental committee per year.

The following extract from the environmental programme illustrates some of the activities being pursued to achieve WW's objectives, and thereby accept its share of responsibility for reducing the environmental impact of its operations.

This environmental programme has been applied on all Wilhelmsen-controlled vessels in connection with ISO 14001 certification. The most important targets being pursued are:

**NITROGEN OXIDE EMISSIONS**

The engines on the latest newbuildings delivered to the group have nitrogen oxide emissions below the IMO ceiling. Further improvements are expected with the series of six ships, of which two have been delivered.

**SULPHUR OXIDE EMISSIONS**

It was possible to reduce the average sulphur content of bunkers to below 1.8 per cent in 2004. That represents an improvement of about 20 per cent from the year before. This content is registered on a continuous basis. Some of the auxiliary engines are also being run on diesel or gas oils which contain around 0.2 per cent sulphur on average.

**ANTIFOULING**

All the vessels are now coated with tin-free antifoulings. The next step is to extend docking intervals in order to achieve a reduction in the total quantity of antifouling used over time.

**FREON AND HALON GASES**

WW has succeeded in reducing leaks of these gases to the air by more than 32 per cent since 2002, which is in line with the group's in-house targets.

**BILGE WATER**

The aim is to work continuously on reducing the oil content in bilge water. Separators which can further reduce discharges are assessed by WW both for newbuildings and when replacing existing systems. The target is to get as low as five parts per million (five mg/kg) of oil in bilge water, which compares with an international requirement of 15 ppm.

WW strives to enhance awareness, knowledge and qualifications of both seagoing personnel and office staff regarding bilge water treatment. As part of these efforts, a special bilge water seminar was held in Mumbai, India, with participation by senior management from WW and about 15 other shipping companies. The principal topics were existing and future legislation, how to relate to these provisions and the consequences of failing to observe them.

**BALLAST WATER**

The aim is to reduce the volume of micro-organisms in ballast water, and to limit the intake and discharge of such water where possible. Preventing the expansion of alien species in new environments is desirable.

A ballast management system has been implemented in the fleet, along with a plan for internal transfers of ballast between the tanks. Ballast water is replaced when the ships are on the high seas in order to have the cleanest possible seawater in the tanks when arriving in port.

A special training programme has been established for ship's officers in the group to enhance understanding of the problem and achieve optimum ballast water operations.





**WASTE HANDLING**

All the vessels have established a plan for waste sorting. Some are also equipped with a recycling station. Experience with such units will be assessed for possible retrofitting of similar installations on all the ships.

Vessels are required to return hazardous products to land whenever possible. Meeting this target will be hampered in certain ports by the lack of reception facilities.

A survey shows that vessels of around 55 000 gross tons generate roughly 7 000 cubic metres of waste per year. These materials are handled on board in the most environment-friendly way possible. Some is burnt in suitable incinerators and some sent ashore. Only biochemically-degradable waste is discharged overboard, and then only in accordance with the international Marpol regulations.

**INSPECTIONS**

Barber International has its own inspection programme to monitor the standards set by the group, with every ship visited once a year by the company's safety inspectors. A special safety, health and environmental (SHE) group has been established to follow up this work. The SHE inspectors check the vessel's condition, interview the crew, organise emergency response exercises, hold courses on board and discuss how further improvements in safety and environmental protection could be achieved.

**TRAINING**

Barber has its own maritime training and educational centre at Mumbai in India. Specially-tailored training programmes are also run in cooperation with the company's crewing offices in Norway, Poland and the Philippines.

Barber cooperates closely with the Vestfold Regional College in Norway to hold regular seminars on safety training in critical conditions. This programme has been specially developed for WW officers, and feedback from participants is very positive. Emergency response exercises for handling oil spills are staged regularly both at sea and on land. Environmental work is also a topic at the conferences organised regularly for ship's officers.











Barber has adopted a computer system developed in-house to register and analyse operational data as well as undesirable incidents and non-conformances. This information is compared with pre-defined quality parameters to ensure that levels are not unacceptably high.

### Consumption

WW purchased about 348 000 tonnes of bunkers in 2004, with an average sulphur content of roughly 1.76 per cent.

This means that the fleet reduced the sulphur content in its bunkers for the fifth year in a row, thereby making a further contribution to reducing sulphur emissions.


% sulphur
2.63
2.4
2.2
1.76
2001
2002
2003
2004

### Average sulphur content in bunkers 2004

The graph below shows the percentage sulphur content in all bunkers purchased in 2004 for each of the vessels.

However, the group's total energy consumption is a misleading parameter for measuring how well its ships are being operated. The most interesting comparison is between consumption and emissions per gram of cargo transported per tonne-kilometre (g/t-km). These data are now calculated for all WW ships and presented in the environmental accounting.


% sulphur
TARONGA
TAIKO
TEXAS
TAMPA
TALABOT
TAMPERE
TOBA
TAPIOLA
TOURCOING
TAGUS
TASCO
TERRIER
TAKARA
TAI SHAN
TANCRED
TRINIDAD
TRIANON
TAKASAGO
TAKAMINE
TAKAYAMA
TAMESIS
TALISMAN
TARAGO
TAMERLANE

### Fleet's total $NO_x$ and $SO_x$ emissions

Emissions of nitrogen and sulphur oxides and carbon dioxide relate to vessel service speeds, cargo hold volumes and calculated releases of gases. The graph below shows the average for all ships in 1999–2004.


g/t-km
2000
2001
2002
2003
2004

| | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| $NO_x$ | 0.331 | 0.340 | 0.332 | 0.332 | 0.326 |
| $SO_x$ | 0.208 | 0.189 | 0.177 | 0.167 | 0.158 |

## Oil spills by the fleet

No incidents involving oil spills or pollution were recorded on the ships in 2004 as a result of accidents.

Good seamanship and routines have yielded results. The group seeks to prevent such incidents through training and motivational efforts. Should one occur, it will be analysed and the necessary measures initiated to avoid repetitions.



Litres
200
150
100
50
0
2000
2001
2002
2003
2004


| | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| Oil spills | 190 | 40 | 90 | 20 | 0 |

## Exhaust fumes emitted by the ships in 2004

Because the fleet composition was virtually unchanged, total nitrogen oxide emissions were the same. Sulphur oxide emissions declined somewhat, as explained above (reduced sulphur content in bunkers). In line with the goal of steadily reducing the sulphur content in bunkers, WW is hoping for a further reduction in sulphur oxide emissions for 2005.

The graph below shows emissions of nitrogen and sulphur oxides for each of the group's vessels. The variations largely reflect differences in engine performance, cargo hold volume and sailing speed.



g/t-km
0.600
0.550
0.500
0.450
0.400
0.350
0.300
0.250
0.200
0.150
0.100
0.050
0.000
TARONGA
TAIKO
TEXAS
TAMPA
TALABOT
TAMPERE
TOBA
TAPIOLA
TOURCOING
TAGUS
TASCO
TERRIER
TAKARA
TAI SHAN
TANCRED
TRINIDAD
TRIANON
TAKASAGO
TAKAMINE
TAKAYAMA
TAMESIS
TALISMAN
TARAGO
TAMERLANE


Emissions $NO_x$
Emissions $SO_x$

## Consumption of freon by the fleet

WW's long-term goal is to reduce freon usage, and measures to achieve that objective are under continuous assessment. Consumption has been virtually constant over the past few years, but with a marked decline in 2004.



Kilograms
12 000
10 000
8000
6000
4000
2000
0
2000
2001
2002
2003
2004


| | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| Freon consumption | 10 419 | 9 036 | 9 417 | 9 747 | 6 327 |

# TOPIC OF THE YEAR: LOW-SULPHUR OIL

This year's topic focuses on reducing the sulphur content of bunkers oil. Sulphur emissions influence acid precipitation, which is why this subject has been chosen for 2005.

**ACID PRECIPITATION EXPLAINED**

Gases such as sulphur dioxide ($SO_2$) and nitrogen oxides ($NO_X$) are by-products of burning coal or oil, for instance. After a time, sulphur dioxide usually oxidises further to form sulphur trioxide ($SO_3$). This combines in turn with water droplets ($H_2O$) in the atmosphere to produce sulphuric acid ($H_2SO_4$). Nitrogen oxides consist primarily of nitrogen oxide (NO) and nitrogen dioxide ($NO_2$). These compounds react with water droplets in the atmosphere to create nitric acid ($HNO_3$). Both sulphuric and nitric acid are strongly acidic. Rain or snow containing a high proportion of H+ ions give acid water – in other words, with a low pH.

**EFFECTS OF ACID PRECIPITATION**

Acid precipitation affects both animals and plants in various ways:

- acidification of lakes
- leaching of nutrients from the soil
- dissolution of toxic metals.

The effect on plants is therefore:

- reduced nutrition
- poisoning or reduced resistance to bacteria, fungi and insects.

High atmospheric concentrations of sulphur dioxide can arise over certain cities and built-up areas, causing respiratory ailments as well as corrosion or deterioration of structures and buildings.

The transport sector releases both sulphur dioxide and nitrogen oxides by burning fuel. Already present in the fuel, the sulphur binds with oxygen ($O_2$) in the combustion air. The amount of sulphur dioxide which forms depends entirely on the sulphur content of the fuel.

A different process is involved in nitrogen oxide formation, where nitrogen ($N_2$) binds to oxygen in the combustion air under high pressure and temperature. Combustion must also continue for some time. These conditions all occur in engine cylinders. In other words, the quantity of nitrogen oxides formed is not solely dependent on the fuel. Nitrogen oxides can be treated in a catalytic converter, but sulphur dioxide would destroy such a device.

**THE CHALLENGE**

The challenge now and in the future is to produce sufficient low-sulphur oil for the world market. Oil companies also warn that this product will cost more to produce. Together with Wallenius, WW has taken a lead in using low-sulphur heavy oil on its vessels. This increased costs for its fleet by about USD 3.3 million in 2004. No international regulations require the use of low-sulphur oil outside the sulphur oxide emission control area (Seca), which embraces the Baltic, the English Channel and parts of the North Sea. In other words, this is an in-house requirement.

Operating with low-sulphur fuel in large ship's engines is not without its technical problems. Certain engine types require both conversion and the replacement of equipment, such as lubrication systems and nozzles for cylinder oil, extra rings on the piston head, special slide valves for fuel, or the use of other types of cylinder oil than with high-sulphur fuels.

Ships operating in and out of the Seca normally carry two types of bunkers with different sulphur content, and two types of cylinder oils. That in turn calls for ▷











M/v Talisman takes on 2 300 tonnes of low-sulphur bunkers oil in Bremerhaven. Such fuel must contain no more than one per cent of sulphur – in this case, the content is 0.87 per cent.



Fourth engineer Arvin P. Salgado supervises the bunkering operation. The oil has reached Bremerhaven on a bunkers barge from Hamburg, and is checked by chief engineer Arild Hussy and surveyor Peter van den Boomgaard from Det Norske Veritas.





attention by engine room personnel. For technical reasons, they must also make sure that the cylinder oil is changed when shifting to low-sulphur oil. Forgetting to do so could lead in the worst case to engine failure.

Heavy oil contains about 4.5 per cent sulphur, or 45 000 ppm. Sulphur is found to varying degrees in all oil, depending on the type of crude and the refining method.

Another problem is the mixing









of bunkers and variations in bunkers quality. Samples of the product are taken every time a ship loads bunkers, and are sent for analysis by an oil laboratory. After a few days, the ship receives exact details about the composition and properties of the fuel. Until then, the crew will know nothing about the product they have received. In the worst case, the oil has to be returned to land. It is important in such cases that the oil has not been mixed with the fuel previously in the tanks.

**OFFICIAL MEASURES**

International measures taken to reduce emissions include:

- The EU's environmental council resolved in June 2004 to reduce sulphur dioxide emissions from ships by more than 500 000 tones every year until 2007.
- The IMO's aim is primarily to improve safety at sea and prevent pollution of the marine environment. Its Marpol Annex VI directive has created and defined a Seca where, from 19 May 2005, the sulphur content in bunkers must be below a ceiling of 1.5 per cent. The directive also permits the installation of combustion gas treatment plants which emit a maximum of six grams of sulphur oxides per kWh. This provision will apply in the Baltic from 19 May 2006, and in the English Channel and the North Sea from the summer of 2007. Outside the Seca, the global sulphur ceiling is set at 4.5 per cent.
- From the date the Marpol Annex VI is ratified, all vessels of 4 500 gross tons and above must satisfy the requirements for an international air pollution prevention certificate (IAPP). This is the highest level of certification and is issued by the classification societies on behalf of the authorities. It shows that the ship satisfies the Annex VI regulations.
- Several countries, including Sweden and Norway, have introduced environmentally-differentiated duties to encourage the use of low-sulphur fuel oil.

**HOW WW IS MEETING THE CHALLENGES**

The group's targets for 2004 were:

- All WW ships would bunker an average of 1.5 per cent sulphur.
- Take on bunkers in ports which could deliver predictable and satisfactory quality.
- Contract for bunkers delivery with one per cent sulphur in Europe.
- Two different cylinder oil types on board.
- Satisfy the EU's requirement for 0.2 per cent sulphur in marine diesel oil.

The global shortage of oil with one per cent sulphur meant that bunkers with 2.5 per cent sulphur and higher had to be taken on in some ports. Ships have therefore had to shift between low- and high-sulphur bunkers. The contract for bunkers with one per cent sulphur in Europe functioned satisfactorily. WW also succeeded in satisfying the EU's requirement for 0.2 per cent sulphur in marine diesel oil.

WW is represented in a forum on reducing sulphur emissions from oil organised by the Norwegian Shipowners Association. This body comprises about 20 Norwegian shipping companies together with representatives from engine manufacturers, oil producers, consultants and research communities. The group devotes considerable resources to the forum through its own commitment and financing. WW is represented on all five of the forum's action groups.

**GROUP 1 EXHAUST GAS TREATMENT**

The action group assessing technology for exhaust gas treatment is looking at various ways to optimise cleaning of fumes from engines, boilers and incinerators. Two types of treatment systems stand out today – scrubbers and catalytic converters. A scrubber is a wet-wash plant which treats the gases with the aid of seawater. This can be done either by spraying seawater into the exhaust gas under pressure, or by passing the gases through a water bath which removes particles and sulphur oxides. A catalytic converter turns nitrogen oxides into nitrogen ($N_2$) under high temperatures.

**GROUP 2 TRIBOLOGY**

This group is looking at various experiences with low-sulphur operation. These include problems related to mixing cylinder oils, the lubricating qualities of low-sulphur oil and engine wear. The group studies and analyses available information, and considers what should be studied next, causal relationships and hypotheses. Engine industry representatives are also actively involved in this work.

**GROUP 3 REGULATORY REGIME**

The regulatory regime group is looking at the regulations and seeking to keep updated internationally. It will be a resource for the authorities, the classification societies and organisations involved in preparing and maintaining regulations in the maritime sector.

**GROUPS 4 AND 5 BUNKERS AVAILABILITY AND QUALITY**

As their names indicate, these groups work with bunkers suppliers and producers not only to identify availability but also to highlight the issue of varying bunkers quality. Representatives of the oil producers are also involved in these bodies.

M/v Talisman's funnel with its Wilh. Wilhelmsen identity – two light-blue stripes on a black background.





Superintendent Asle R Olsen in Barber Ship Management is responsible for technical management of m/v Talisman. This includes supervising maintenance work on the main engine.

## DEFINITIONS

**Bunkers:** Collective term for fuel oil used on ships. Its origin is uncertain, but could derive from the English word "bunk" – a storage space on vessels for sails and in times past for coal (or for people – bunk = bed). Steamers stored their coal in a coal bunker.

**Heavy oil:** A collective term for residues from oil refining. It comprises a blend of substances left over from processing and necessary components which make it useable as fuel.

## GLOSSARY

| | |
|---|---|
| Antifouling | Coating for a vessel's bottom which contains toxic components to prevent fouling. |
| Barnacles | Organisms which stick to the submerged parts of a vessel and increase its resistance to the water. |
| Ballast water | Contains micro-organisms which can cause environmental problems if introduced to alien eco systems. Ballast water is taken on board during the discharge of a cargo, and pumped to the sea when the next cargo is loaded. |
| Bilge water | Dirty water, possibly from leaking pipes or the like, which collects in a ship's bilges and may be contaminated with oil, etc. |
| Boost, booster | Pumps, for instance, working in series to increase volume and discharge pressure. |
| Bow thrusters | Usually denotes a propeller with drive installed in a transverse tunnel. |
| CFC | Chlorofluorocarbons – compounds containing chlorine and fluorine, which include freon. Harmful to the ozone layer. See HCFC. |
| CO, $CO_2$ | Carbon monoxide, carbon dioxide – combustion products. The amount of carbon dioxide in the atmosphere may increase the temperature at the Earth's surface – known as the greenhouse effect. |
| Cooling agents | Used in cooling and freezing plants. |
| Dehumidifier unit | A unit for removing humidity from the air. |
| Dewatering unit | A system which can remove water from a mix of water and oil. |
| g/t-kg | Grams per tonne per kilometre. Denotes emissions in grams per tonne of cargo shipped over a given distance. |
| Halon | Hydrocarbons in a gaseous phase, harmful to the ozone layer in the atmosphere. |
| HCFC | Hydrogen-rich chlorofluorocarbon compounds, such as freon 22 (R22). |
| HFC | Hydrofluorocarbon – a fluorinated hydrocarbon which can substitute for CFCs without harming the ozone layer. |
| HFO | Heavy fuel oil. |
| IMO | International Maritime Organisation. International body created to regulate maritime trade. |
| ISM code | International Safety Management code. A standard for safe and environmentally-conscious vessel operation. |
| ISO | International Organisation for Standardisation. |
| ISO 14000 | ISO standard for environmental management. |
| ISO 9000 | ISO standard for quality assurance. |
| Low NOx nozzles | Fuel valves specially developed to reduce formation of nitrogen oxides ($NO_X$) from combustion. |
| Mark (Mk) I-IV | In-house WW designation for various series of ship, categorised by age. |
| Marpol | IMO convention on the prevention of marine pollution. |
| MDO/MGO | Marine diesel oil/marine gas oil. |
| Nitrogen oxides (NOx) | React with moisture in the air to form nitric acid. |
| ppm | Parts per million (1 ppm = 0.000001). For example, one weight unit ppm = 1 mg/kg |
| Seca | Sulphur oxide emission control area – a sea area defined in IMO Marpol Annex VI, which includes restrictions on emitting sulphur oxides |
| SIP | Swirl injection principle. Special type of fuel valve which reduces afterburning and thereby the need for engine lubrication. |
| Slide valve | Fuel valves which are fully emptied on each stroke, and thereby counteract afterburning. |
| Sludge | Mixture of water and oil formed during shipboard treatment of heavy fuel oil. |
| Sulphur oxides (SOx) | React with moisture in the air to form sulphuric acid. |
| TBT | Tributyltin, used in tin-based antifouling. |
| Viscosity | A liquid's resistance to flow. |



Stefan Brisme, travelling cargo superintendent, Wallenius Wilhelmsen, Gothenburg

Jorge C Villarba, third officer m/v Talisman

Raul V Badilles, bosun, m/v Talisman

Börje Lagerlöf, cargo superintendent, Wallenius Wilhelmsen, Bremerhaven

Wilh. Wilhelmsen ASA
Strandveien 20, P O Box 33, NO-1324 Lysaker, Norway
Telephone +47 67 58 40 00 Telefax +47 67 58 40 80
www.ww-group.com
Org no NO 930686344 VAT

Photographs: Rune Kongsro. Printed by: Bryne Offset. Design: Saatchi & Saatchi.
English translation: Rolf E Gooderham


TALISMAN
TØNSBERG
TUG









# Wilh. Wilhelmsen

**Presentation Year End 2005**

**7 February 2006**

# Consolidated WW-Group (Management report)



MUSD
REVENUE
750
600
450
300
150
0
Q1
Q2
Q3
Q4
MUSD
EBIT
80
60
40
20
0
Q1
Q2
Q3
Q4
2004
2005


| KEY FIGURES (MUSD) | 2005 Q4 | 2004 Q4 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUES | 608 | 487 | 2 207 | 1 831 |
| EBITDA | 107 | 91 | 397 | 362 |
| EBIT | 67 | 52 | 232 | 207 |
| PROFIT | 18 | 50 | 191 | 171 |
| EPS | 0,35 | 1,01 | 3,92 | 3,51 |

**HIGHLIGHTS**

- EBIT performance well above 2004 full year and Q4
- Profit for the quarter is mainly affected by negative financial instruments, but also by increased taxes due to planned withdrawal from the Norwegian tonnage tax regime for one of the group companies. Introduction of new regulations for tax on unrealized currency gains have also had a negative effect.
- Shipping; Strong volumes and high fleet utilization throughout 2005. However, increased levels of high priced High & Heavy (H&H) and Non Containerized Cargo (NCC) has been somewhat offset by the high bunker oil and space charter costs.
- Logistics; Weak CAT performance due to reduced volumes from main customer Renault, and higher costs than expected, lead to write down of 14 MUSD in Q3 – eased off by solid contribution from other investments (Glovis and US operations)
- Maritime Services; Below par 4th quarter earnings due to unfavorable sales mix and additional costs related to year end provisions. Restructuring costs of 28.1 MUSD related to the Unitor acquisition is included in Q3 (one off), and Unitor is consolidated from July 15th. Synergies of 30 MUSD per year expected to take full effect from 2007.

# Net financial items

| MUSD | QUARTER | | YTD | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| Investment management | 3,8 | 4,9 | 22,3 | 13,3 |
| Interest income | 4,6 | 1,7 | 13,1 | 5,6 |
| Interest expenses | (20,4) | (24,9) | (69,6) | (71,8) |
| Other financial items | (0,8) | 1,8 | (1,1) | 1,9 |
| Agio/disagio | 11,6 | (19,7) | 27,7 | (18,7) |
| Net Financials excl. fin. instr. | (1,2) | (36,2) | (7,6) | (69,7) |
| Financial instruments | (45,2) | 29,5 | (15,5) | 47,6 |
| SUM | (46,4) | (6,7) | (23,1) | (22,1) |

- Strong investment management performance due to OSE development and positive contribution from interest/currency trading
- Interest expenses 2004 includes EUKOR refinancing costs of 9,8 MUSD
- Interest expense increase 2005 explained by new debt (UTO + two new vessels) and higher USD interest rates


MUSD
FINANCIAL INSTRUMENTS
50
30
10
-10
-30
-50
Q1
Q2
Q3
Q4
2004
2005


MUSD
NET FINANCIALS before fin. instr.
10
0
-10
-20
-30
-40
Q1
Q2
Q3
Q4
2004
2005

# Financial instruments

| MUSD | QUARTER | | YTD | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| **Valuation of bunker hedges** | (24,6) | (5,4) | 26,4 | 12,7 |
| **Interest rate swaps** | 2,5 | | 11,0 | |
| **Currency / interest rate swaps** | (23,1) | 34,8 | (52,9) | 34,8 |
| **Financial instruments** | (45,2) | 29,4 | (15,5) | 47,5 |

- Unrealized gain on bunker hedge contracts MUSD 26.4 for 2005 (MUSD -24.6 for Q4)

*Cash received on bunker hedge contracts reduced voyage expenses by MUSD 13.1 for Q4 and MUSD 39.6 for 2005*

- Interest rate swaps not qualifying for hedge accounting – IAS 39. Gain 2005 MUSD 11.0

(gain Q4 MUSD 2.5)

- Valuation of FX contracts MUSD -8.0 2005 (MUSD -2.0 Q4 2005)
- Loss on cross currency interest rate swaps (CCIRS) of MUSD -44.9 for 2005 (MUSD -21.1 Q4 2005) - partially offset by Agio gain

# Financial instruments – offset by Agio

| MUSD | 2005 | |
|---|---|---|
| Valuation of bunker hedges | 26,4 | Economic hedge against Future cash-flows |
| Interest rate swaps | 11,0 | |
| FX Swap - fix of future operating cost | (8,0) | |
| CCIRS - Interest rate portion (KRW/USD) | (7,7) | |
| CCIRS - Currency/basis swap portion* | (37,2) | Offset by Agio gain approx. USD 34 million |
| Financial instruments | (15,5) | |

*NOK and KRW denominated bonds is covered by USD currency swaps. Theses contracts have produced a loss of USD 37 mill in 2005.

| MUSD | 2005 |
|---|---|
| Net agio gain reported | 27,7 |
| Parent company NOK denominated Net Assets** | |
| > Loss included in Net agio gain | 6,5 |
| Adjusted net agio gain | 34,2 |

**IFRS Currency translation rule - the effect is that all WW-group companies apart from WWASA classify USD Translation adjustments as part of Equity, thus no Profit & Loss effect

# Consolidated Balance Sheet – WW-Group

| MUSD | 31.12.2005 | | 31.12.2004 | |
|---|---|---|---|---|
| **Assets** | | | | |
| Fixed assets | 1 644 | 73 % | 1 239 | 78 % |
| Current assets (ex. liquid funds) | 261 | 12 % | 94 | 6 % |
| Liquid funds | 357 | 16 % | 263 | 17 % |
| **Total assets** | **2 262** | 100 % | **1 596** | 100 % |
| | | | | |
| **Equity and liabilities** | | | | |
| Equity | 834 | 37 % | 736 | 46 % |
| Long-term interest-bearing debt | 908 | 40 % | 544 | 34 % |
| Other long-term liabilities | 163 | 7 % | 92 | 6 % |
| Short-term liabilities | 357 | 16 % | 225 | 14 % |
| **Total equity and liabilities** | **2 262** | 100 % | **1 596** | 100 % |
| | | | | |
| **Capital Employed** | **1 831** | | **1 361** | |

# Earnings per share



USD
1,6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
Q1
Q2
Q3
Q4
2004
2005


- Unrealized gain on financial instruments -0,71 (Q4 2005) / 0,61 (Q4 2004) and -0,23 USD per share 2005 / 0,99 USD per share 2004
- Option program for management equal to 0,05 USD per share Q1 2005

# Dividend per share



9,00
8,00
7,00
6,00
5,00
4,00
3,00
2,00
1,00
NOK/Share
1998
1999
2000
2001
2002
2003
2004
2005
2006
Dividend 1
Dividend 2




9,00
8,00
7,00
6,00
5,00
4,00
3,00
2,00
1,00
NOK/Share
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
20%
41%
24%
46%
2000
2001
2002
2003
2004
2005
Total dividend (Left)
Distribution ratio (Right)


- ➢Increasing dividend payments according to policy
- ➢Tax driven extra payments in 2003-2006
- ➢Changes in NOK/USD exchange rate affecting distribution ratio
- ➢Result includes financial instruments with no cash effect

# SHIPPING (Management report)



MUSD
REVENUE
400
300
200
100
0
Q1
Q2
Q3
Q4
2004
2005


## WWL

- ➢13% revenue increase from 2004
- ➢Continued high volumes in the Asia-North America trade (H&H and NCC cargo), the Asia-Europe trade (cars) and the Europe-North America/Oceania trade (cars/NCC)
- ➢Inclusion of Bunker Adjustment Factor (BAF) clauses with customers contributes to revenue increase
- ➢Cargo change from 2004; Cars 6% increase, H&H 19% increase, NCC 33% increase
- ➢H&H cargo and NCC contribute to 48% of total Shipping related revenues in WWL

| KEY FIGURES (MUSD) | 2005 Q4 | 2004 Q4 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUE | 340 | 309 | 1 330 | 1 137 |
| EBITDA | 85 | 76 | 357 | 312 |
| EBIT | 55 | 44 | 238 | 183 |
| PROFIT | 16 | 23 | 205 | 140 |
| EBITDA Margin | 25 % | 25 % | 27 % | 27 % |

## EUKOR

- ➢In 2005, EUKOR showed its best performance since its inception (December 2002), in spite of high bunker prices, high chartering costs and strikes at customer production plants. Main contributions are increasing volumes from HMC/KMC, inclusion of BAFs on non-HMC/KMC cargo and a favorable bunker hedge program.
- ➢EBIT increase from 2004 to 2005 was 15 MUSD* (WW Share)
- ➢7% increase in total units loaded vs 2004
- ➢2% decrease of US bound units vs 2004 due to HMC opening of a production plant in Alabama has been offset by a 12% increase in units loaded bound for Europe vs 2004

*Note: Adjusted by change in accounting estimate that boosted Q1 revenue and profit by approx. 7 MUSD (WW-share)

# SHIPPING (Management report)



MUSD
EBIT
80
60
40
20
0
Q1
Q2
Q3
Q4
2004
2005


- The ARC – American Roll-on Roll-off (50% WW Share) fleet has increased from 5 to 8 vessels during 2005 - expanding the Middle East service. 7 of the 8 ships are included in the American Maritime Security Program
- To secure new and cost efficient tonnage the joint venture partners, Walleniusrederierna and Wilh. Wilhelmsen, have initiated an extensive new building program that in total will take delivery of 43 carriers over the years 2006 to 2009

| KEY FIGURES (MUSD) | 2005 Q4 | 2004 Q4 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUE | 340 | 309 | 1 330 | 1 137 |
| EBITDA | 85 | 76 | 357 | 312 |
| EBIT | 55 | 44 | 238 | 183 |
| PROFIT | 16 | 23 | 205 | 140 |
| EBITDA Margin | 25 % | 25 % | 27 % | 27 % |

**COMMENTS TO KEY FIGURES**

- Sales gains of MUSD 8.2 in 2005 from the sale of 2 vessels from 100% owned companies to 50% owned *Fidelio Ltd. Partnership*
- EBIT has increased 30% vs 2004 full year and 25% vs Q4 2004
- Gain from revaluation of unrealized portion of *financial instruments* of MUSD 24.7 in 2005 (MUSD -25.9 Q4) vs MUSD 47.6 in 2004 (MUSD 29.5 Q4)
- Net profit is up 46% vs 2004 and -32% vs Q4 2004 (mainly due to negative Q4 2005 effect of valuation bunker hedge and tax)

# LOGISTICS (Management report)



MUSD
EBIT
10
8
6
4
2
0
-2
-4
-6
-8
Q1
Q2
Q3
Q4
2004
2005


| KEY FIGURES (MUSD) | 2005 Q4 | 2004 Q4 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUE | 129 | 130 | 531 | 526 |
| EBITDA | 13 | 9 | 43 | 37 |
| EBIT | 9 | 6 | 15 | 22 |
| PROFIT | 7 | 4 | 3 | 6 |
| EBITDA Margin | 10 % | 7 % | 8 % | 7 % |

**Total segment performance is strongly affected by underperformance in the French logistics company Compagnie d` Affrètement et de Transport (CAT)**

➢ **Logistics revenues match 2004 levels; Richard Lawson (UK) deconsolidated from Q3 2004, however, offset by inclusion of DAS/VSA (Distribution and Auto Service) included from June 2005.**

➢ **Glovis 2005 contribution of MUSD 12.0 was above expectations. IPO carried through in December 2005 to prepare for future growth. Main customers are is HMC and KMC. WW group initial investment of MUSD 100 in Nov/Dec 2004 at market value MUSD 447 per 31.12 2005 of. In connection with the IPO the WW share of the company was diluted from 25% to 20%.**

➢ **The underperformance in CAT is mainly related to reduced revenues, restructuring costs and general higher cost levels than expected resulting in lower margins on transport volumes throughout 2005. Main customer Renault are struggling with poor sales development. A write down of MUSD 14 of the CAT asset at WW group level was made in Q3 2005.**

➢ **US operations (AAL/ALN), Terminal operations and Richard Lawson (European Continent) are performing according to expectations.**

# MARITIME SERVICES (Management report)


MUSD
REVENUE
150
125
100
75
50
25
0
Q1
Q2
Q3
Q4
2004
2005

| KEY FIGURES (MUSD) | 2005 Q4 | 2004 Q4 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUE | 139 | 39 | 339 | 138 |
| EBITDA | 8 | 9 | 2 | 26 |
| EBIT | 4 | 7 | (10) | 20 |
| PROFIT | 4 | 6 | (6) | 18 |

- First full quarter for the combined Unitor and WMS – Unitor consolidated from July 15th
- Ships Service (Port Service & Logistics + Unitor Ship Service) serviced more than 51.000 port calls last year and is now the leading port service operator in the world.
- Q4 2005 somewhat set back by cyclicality of business in Ships Service as well as negative FX effect on Unitor sales. However, strong sales increase during 2005 and continued good market is expected next year.
- Ship Management revenues are steady - as expected.
- Ships Equipment and Other WMS businesses has been developing as expected.

# MARITIME SERVICES (Management report)


EBIT
MUSD
5
0
-5
-10
-15
-20
Q1
Q2
Q3
Q4
2004
2005

| KEY FIGURES (MUSD) | 2005 Q4 | 2004 Q4 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUE | 139 | 39 | 339 | 138 |
| EBITDA | 8 | 9 | 2 | 26 |
| EBIT | 4 | 7 | (10) | 20 |
| PROFIT | 4 | 6 | (6) | 18 |

- Weaker overall results compared to 2004 due to expenses from the incorporation of WMS (Start-up and project expenses) and inclusion of restructuring costs (MUSD 28.1) in Q3 2005
- Ships Service full year EBIT is approx. 4 MUSD below expectations in Q4 2005 due to performance being affected by lower sales and higher operating cost than normal. An unfavorable sales mix in Q4 2005 reduced margins of approx. MUSD 1.5 in addition to year end provisions of pension costs and other costs of MUSD 2.5
- Other segments has been performing as expected and Maritime services merge and restructuring is according to plan
- Agreement signed to sell Team Tec
  - Expenses related to option program in Q1 2005 (MUSD 1.2)
  - Synergies of 30 MUSD per year expected to take full effect from 2007

# HOLDING (Management report)

EBIT



MUSD
4
2
0
-2
-4
-6
-8
Q1
Q2
Q3
Q4
2004
2005


| KEY FIGURES (MUSD) | 2005 Q4 | 2004 Q4 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| EBITDA | 0 | (3) | (6) | (13) |
| EBIT | (1) | (4) | (10) | (17) |
| NET FINANCIALS | 12 | 5 | 41 | 12 |
| FIN.INSTR. | (19) | - | (40) | - |
| PROFIT | (9) | 16 | (12) | 8 |

- Dockwise performs very well – WW share of profit for 2005 of MUSD 9.6 vs MUSD 7.8 in 2004 (Q4 2005 MUSD 3.4 vs. MUSD 2.7 Q4 2004)
- Wilhelmsen Offshore & Chartering developing according to expectations – comprised of Express Offshore & Chartering (EOT – newly established JV with Svitzer Wijsmuller) and Sea Launch
- Abeer Marine Services crew vessel business had a negative contribution in Q4 2005 of MUSD 1.3 due to temporarily operational discontinuance. Total 2005 EBIT of MUSD 1.5.
- Expenses related to option program in Q1 2005 (MUSD 1.0)

# P&L Official accounts vs Management report

| USD mill | Official Statement | | Mgmt. Report | | Official Statement | | Mgmt. Report | |
|---|---|---|---|---|---|---|---|---|
| | Q4 2005 | Q4 2004 | Q4 2005 | Q4 2004 | 2005 | 2004 | 2005 | 2004 |
| Freight revenue | 56 | 60 | 343 | 321 | 239 | 229 | 1 327 | 1 171 |
| Other operating revenue | 136 | 38 | 252 | 158 | 338 | 147 | 839 | 643 |
| Share of profits from associates and joint ventures | 2 | 12 | 12 | 6 | 104 | 66 | 31 | 14 |
| Gain on sale of assets | 2 | 3 | 2 | 3 | 10 | 3 | 10 | 3 |
| **Total operating income** | **195** | **113** | **608** | **487** | **690** | **445** | **2 207** | **1 831** |
| Voyage expenses | 0 | (1) | (162) | (138) | (3) | (3) | (617) | (507) |
| Vessel expenses | (7) | (7) | (14) | (12) | (35) | (31) | (56) | (47) |
| Charter expenses | (2) | (3) | (42) | (41) | (5) | (9) | (157) | (139) |
| Material cost | (55) | | (55) | | (104) | | (104) | |
| Wages and remunerations | (56) | (32) | (90) | (61) | (188) | (118) | (305) | (215) |
| Other expenses | (29) | (19) | (137) | (144) | (94) | (64) | (571) | (561) |
| Depreciation and amortisation | (15) | (15) | (40) | (39) | (56) | (57) | (151) | (155) |
| Impairment charges | | | | | | | (14) | |
| **Total operating expenses** | **(164)** | **(76)** | **(541)** | **(435)** | **(485)** | **(282)** | **(1 974)** | **(1 624)** |
| **Net operating profit** | **31** | **38** | **67** | **52** | **206** | **163** | **232** | **207** |
| Financial income | 27 | 1 | 21 | 8 | 72 | 19 | 64 | 22 |
| Financial expenses | (13) | (5) | (23) | (45) | (36) | (18) | (72) | (92) |
| Financial instruments | (25) | | (45) | 30 | (41) | | (15) | 48 |
| **Net financials** | **(11)** | **(3)** | **(46)** | **(7)** | **(5)** | **1** | **(23)** | **(22)** |
| **Profit / (loss) before tax** | **20** | **34** | **21** | **45** | **201** | **164** | **209** | **185** |
| Tax | (3) | 16 | (3) | 4 | (10) | 7 | (18) | (14) |
| **Profit / (loss) for the period** | **18** | **50** | **18** | **50** | **191** | **171** | **191** | **171** |

# Wilh. Wilhelmsen

## Presentation Year End 2005

February 7th 2006

# Wilh. Wilhelmsen

Oslo, 7 February 2006

Ingar Skaug
Group CEO

# Three main activities

## SHIPPING SERVICES

- **Car, ro-ro and project cargo**
  - Wallenius Wilhelmsen Logistics (50%)
  - EUKOR Car Carriers, Korea (40%)
  - ARC (American Roll-on Roll-off Carrier (50%)
  - Wilhelmsen Lines
    - Mark I Shipping, Singapore (50 %)
    - Wilhelmsen Lines Car Carrier (UK)
  - Wilhelmsen Lines Ship owning
    - Fidelio Ltd. Partnership USA (50%)
  - EUKOR Car Carriers, Singapore (40%)
- **Other shipping**
  - Dockwise (21%)
  - Wilhelmsen Offshore & Chartering
    - Express Offshore Transport
    - Sea Launch Logistics

## LOGISTIC SERVICES

- Wallenius Wilhelmsen Logistics (50%)
- Compagnie d'Affrètement et de Transport (CAT) (20%)
- American Auto Logistics (AAL) (50%)
- American Logistics Network (ALN) (50%)
- GLOVIS Korea (20%)

## MARITIME SERVICES

Wilhelmsen Maritime Services

- Ship's products and services
- Ship management
- Ship's equipment
- Maritime solutions and financial services

# Wallenius Wilhelmsen Logistics (WWL)

- 2005 a very good shipping year for WWL
- Continuously high ocean revenues
- Continuously strong high & heavy and non-containerised cargo volumes
- Still high marginal costs, due to historically high bunker prices and a tight charter market (giving high charter rates)
- We see that the market takes interest in door-to-door solutions offered by WWL


WALLENIUS WILHELMSEN

# EUKOR


EUKOR

- In Q4, EUKOR continued to deliver revenue and results above expectations
- 2005 the strongest shipping year for EUKOR since it's inception in 2002
- HMC and KIA exports grew by 6% in 2005, compared to 2004. Strongest growth to Europe
- Growth expected to continue in 2006
- Korea is, and will stay, a key strategic element for WW

# American Roll-on Roll-off carrier (ARC)

- Have increased their activity by three vessels in 2005
- ARC delivers very strong results
- The Middle-East service, which has been expanded through the year, is an important contributor to the strong results
- WW is interested in increasing the US presence through ARC



# Fleet renewal - on schedule

- To maintain market share and take part of market growth – there is an extensive new-building programme in place for EUKOR, WWL and ARC
- With a total fleet of about 150 vessels in the operating companies, there is a large need for fleet modernisation
- WW currently has 11 vessels on order, for operation in the WWL and EUKOR fleets
- During Q4, WW has expanded the new-building programme by two 6 500 capacity PCTCs at Mitsubishi Heavy Industries, and two 8 000 capacity ro-ro light/advanced PCTC vessels at Daewoo
- In the period 2006 - 2009, a total of 43 vessels will be added to the WWL and EUKOR fleets. It is a mixture of vessels ordered by the owners, and vessels secured through time– and bareboat charters
- This is about 30% of the global order-book for PCTCs, which approximately corresponds with the current market share of WWL and EUKOR

# Fleet renewal

- The new-building programme and a less tight tonnage market situation will enable us to:
  - optimise the fleet utilisation, sailing schedules
  - replace older vessels with newer and more efficient vessels

- For WW this will mean:
  - Lower charter costs
  - Better profitability on more modern fleet
  - Better operational results

# Bunkers prices are still historically high

## Impact

- Direct bottom line effect and a challenge for forward dispositions
- WWL is to a large extent covered through bunker adjustment factors in contracts and EUKOR through bunker hedging instruments
- Clearly an area of continued focus for our operating companies

# Logistics

Companies perform well, apart from CAT. WW did a USD 14 million write down of the investment in Q3

- WWL
  - DAS (US based), now WWL Vehicle Services Americas
  - Richard Lawson Continent, now WWL Germany
  - Terminals
  - Vehicle processing centers
  - CAT: restructuring measures under way, very strong focus from WW and co-owners
- GLOVIS
- US companies
  - American Auto Logistics
  - American Logistics Network

# GLOVIS – a strategic investment

- The GLOVIS IPO was done in December 2005
- The share issue comprised 20% of share capital after IPO
- The WW share was reduced from 25% to 20% as a result of the IPO

- The WW investment was USD 100 Million, and is now worth about USD 450 million
- WW's investment in GLOVIS is a strategic investment
- The investment is an important part of WW's Korea strategy
- GLOVIS has very strong growth ambitions, which we want to be a part of

# Wallenius Wilhelmsen Logistics
# Integrated logistics services

**– current logistics contract counterparts**

- **Australia:**
  CNH, Peugeot, Porsche, Iveco, John Deere NZ, BMW, Nissan Trucks
- **USA:**
  DaimlerChrysler, Ford, BMW, CNH, Nissan, Buehler, Van Hool, AGCO
- **Europe:**
  BMW
- **WWL Thailand:**
  BMW, GMT, Honda, Toyota, Isuzu, Porsche, Jaguar, Ford, Nissan, Komatsu

- We are presently discussing global logistics contracts with BMW, CNH, and John Deere

# Wilh. Wilhelmsen

# Wilhelmsen Maritime Services

7 February 2006

**Dag Schjerven**
**President & CEO**

# We are moving towards our vision; becoming the shaper of the maritime service industry


Wilhelmsen Maritime Services AS formed
New combined organisation structure launched in September
Integration programme going at full speed while maintaining growth in all business areas
2004
2005
2006
WW BoD decides to merge all WW Service companies into Wilhelmsen Maritime Services
WW / WMS acquire Unitor ASA in June
BASS and TeamTec divested in December / January

# We have built a world leading maritime service company...

## Barwil-Unitor Ships Service

Barwil:
- Handled in total 51 000 port calls in 2005
- Approx 5% of the world market
- Barwil is now the largest port agent in the world

Unitor:
- 175 000 deliveries to 16 400 vessels in 2005
- 41% fleet penetration (vessels > 300GT)
- In value our market share is approx 17%
- Unitor is the undisputed world leader within marine supplies

Barwil-Unitor Ships Service:
- Covers more than 2 200 ports in 116 countries
- The biggest marine network in the world

## Barber Ship Management

The ship management business was restructured in 2005 and consolidation was done in the areas of
- Technical management
- Quality
- Manning and crewing

Vessels on management
- 300 vessels on management
- Vessels on full technical management increased from 134 to 156 during 2005

Barber Ship Management is now a "Top 3" 3rd party ship management company – world wide

**All WMS business areas are growing, some segments up to 20% increase, while at the same time managing the planned integration activities.**

# Our service offering also comprises…

- **Unitor Marine Safety**
  - The leading supplier of fire extinguishing and Nitrogen generation systems to the global shipbuilding industry
  - Deliveries are made to some 30% of all newbuildings
- **TI Marine Contracting**
  - Specialist is cryogenic (low temperature) and naval vessel insulation
  - Holds currently some 70% of the cargo tank insulation market for larger LPG's
- **Barber Marine Consultants**
  - Wilh. Wilhelmsen's technical maritime expertise centre
  - Design & Newbuilding, Repair & Conversion and vessel operation support
- **Wilhelmsen Bunkers**
  - Brokered 3,5 million tons bunkers in 2005
  - Also providing bunkers hedging and bunkers trading services
- **Wilhelmsen Insurance Services**
  - Marine insurance and advisory services incl. insurance brokering
  - Insuring asset values in excess of USD 5 billion
- **Marine Transaction Services (MTS)**
  - Major e-commerce enabler providing complete electronic marine purchasing solutions

# The WMS/Unitor integration programme is on track

**Integration activities are developing according to plan entering 2006**

- Cost synergies of more than USD 30M identified
- A total of 731 milestones (key activities) are defined in the integration programme
- Cost synergies will be realised with full yearly effect from January 2007

# We are building a unique global sales and logistics network towards the merchant fleet


▲ WMS prior to Unitor acquisition
● Unitor Agent
■ Unitor Office

389 offices – 287 locations – 72 countries

# We have a great opportunity to funnel more products and services through our global logistics network


Merchant fleet

# We have a great opportunity to funnel more products and services through our global logistics network


Increasing market share on existing product and service portfolio
Barwil
Our logistics network
Merchant fleet

# We have a great opportunity to funnel more products and services through our global logistics network

Huge potential to further capitalise on our logistics network:
- True global representation
- Warehousing and Logistic solutions
- Fully integrated ERP solution


Marine systems?
Paint?
Local representation?
Spares?
Stores?
Increasing market share on existing product and service portfolio
Barwil
Our logistics network
Merchant fleet

Wilhelmsen
Maritime Services

# Wilh. Wilhelmsen

## 2nd Quarter 2005

Presentation 28 July 2005

# Consolidated WW-group (Management report)



REVENUE
MUSD
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4
EBIT
MUSD
80
60
40
20
0
Q1
Q2
Q3
Q4
2004
2005


| KEY FIGURES (MUSD) | 2005 Q2 | 2004 Q2 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUES | 511 | 452 | 986 | 874 |
| EBITDA | 107 | 96 | 197 | 168 |
| EBIT | 72 | 57 | 125 | 90 |
| PROFIT | 59 | 46 | 127 | 71 |
| EPS | 1,23 | 0,96 | 2,65 | 1,48 |

## HIGHLIGHTS

- Continuing high volumes and increased rates ir the Shipping segment drives historic strong 2nd quarter and first half 2005 results
- Logistics segment has performed very well during 2nd quarter and above YTD 2004 performance, even allowing for 2005 contributior from Glovis and in spite of weak CAT performanc
- Maritime services is on budget and plan
- Financial instruments changes in market valuations of bunker hedging, currency and exchange rate swaps contribute with -9MUSD for 2nd quarter and +16MUSD for first half 2005

# Net financial items

| MUSD | QUARTER | | YTD | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| Investment management | 6,0 | 3,6 | 9,2 | 7,8 |
| Interest income | 2,5 | 1,3 | 4,6 | 2,6 |
| Interest expenses | (16,1) | (16,1) | (30,5) | (32,5) |
| Agio/disagio | 8,1 | (0,4) | 12,3 | (0,2) |
| Other financial items | - | (0,2) | (0,1) | 1,1 |
| Net Financials excl. fin. instr. | 0,5 | (11,8) | (4,5) | (21,2) |
| Financial instruments | (8,8) | 6,2 | 16,0 | 11,2 |
| SUM | (8,3) | (5,6) | 11,5 | (10,0) |

- Net financials (excl. financial instruments) improvement of 16.7 MUSD from YTD 2004
- FX improvement of 12.5 MUSD from YTD 2004. However, negative market valuation of certain financial instruments related to this gain
- Financial instruments improvement of 4,8 MUSD from YTD 2004



SD
NET FINANCIALS before fin. instr.
10
0
-10
-20
-30
-40
Q1
Q2
Q3
Q4
2004
2005




MUSD
FINANCIAL INSTRUMENTS
40
30
20
10
0
-10
Q1
Q2
Q3
Q4
2004
2005

# Financial instruments

| MUSD | QUARTER | | YTD | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| Investment management | 6,0 | 3,6 | 9,2 | 7,8 |
| Interest income | 2,5 | 1,3 | 4,6 | 2,6 |
| Interest expenses | (16,1) | (16,1) | (30,5) | (32,5) |
| Agio/disagio | 8,1 | (0,4) | 12,3 | (0,2) |
| Other financial items | - | (0,2) | (0,1) | 1,1 |
| Net Financials excl. fin. instr. | 0,5 | (11,8) | (4,5) | (21,2) |
| Financial instruments | (8,8) | 6,2 | 16,0 | 11,2 |
| SUM | (8,3) | (5,6) | 11,5 | (10,0) |

| MUSD | QUARTER | | YTD | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| Valuation of bunker hedges | 6,4 | 6,2 | 34,1 | 11,2 |
| Interest rate swaps | (5,8) | | 1,2 | |
| Currency / interest rate swaps | (9,4) | | (19,3) | |
| Financial instruments | (8,8) | 6,2 | 16,0 | 11,2 |

- Unrealized gain on bunker hedge contracts MUSD 6.4 for Q2 and MUSD 34.1 YTD 2005
- Cash received on bunker hedg contracts reduces voyage expenses by MUSD 9.5 for Q2 and MUSD 14.3 YTD 2005
- Interest rate swaps not qualifying for hedge accounting - IAS 39. Loss Q2 MUSD 5.8 / Gair YTD MUSD 1.2
- Loss (YTD MUSD 19.3) on cross currency interest rate swaps partially offset by agio (MUSD 12.4 gain) and interest expenses

⇨ Net effect of financial instrument and revaluation of underlying objects equals to hedge accounting

# Consolidated Balance Sheet – WW-group

| MUSD | 30.06.2005 | | 30.06.2004 | | 31.12.2004 | |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Fixed assets | 1 330 | 73 % | 1 091 | 80 % | 1 243 | 79 % |
| Current assets (ex. liquid funds) | 94 | 5 % | 81 | 6 % | 84 | 5 % |
| Liquid funds | 388 | 21 % | 189 | 14 % | 252 | 16 % |
| **Total assets** | **1 812** | 100 % | **1 361** | 100 % | **1 579** | 100 % |
| | | | | | | |
| **Equity and liabilities** | | | | | | |
| Equity | 817 | 45 % | 650 | 48 % | 733 | 46 % |
| Long-term interest-bearing debt | 606 | 33 % | 435 | 32 % | 544 | 34 % |
| Other long-term liabilities | 100 | 6 % | 99 | 7 % | 91 | 6 % |
| Short-term liabilities | 289 | 16 % | 178 | 13 % | 211 | 13 % |
| **Total equity and liabilities** | **1 812** | 100 % | **1 361** | 100 % | **1 579** | 100 % |
| | | | | | | |
| **Capital Employed** | **1 579** | | **1 154** | | **1 359** | |

# Earnings per share



USD
2,0
1,5
1,0
0,5
0,0
Q1
Q2
Q3
Q4


- **Unrealized gain on financial instruments -0,08 (Q2) / 0,64 (YTD) USD per share 2005 vs 0,13 (Q2) / 0,23 (YTD) USD per share 2004**
- **Option expense equal to 0,05 USD per share Q1 2005**

# SHIPPING (Management report)


MUSD
REVENUE
400
300
200
100
0
Q1
Q2
Q3
Q4
2004
2005

| KEY FIGURES (MUSD) | 2005 Q2 | 2004 Q2 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUE | 329 | 283 | 649 | 542 |
| EBITDA | 90 | 83 | 174 | 145 |
| EBIT | 60 | 51 | 115 | 81 |
| PROFIT | 46 | 44 | 121 | 68 |

## WWL

- 23% revenue increase from YTD 2004
- High & Heavy cargo and NCC (Non Containerized Cargo) contribute to more than 50% of the total revenues in WWL
- Cars 10% increase, H&H 31% increase, NCC 31% increase from YTD 2004
- Strongest trades during Q2 and 1st half 2005; Asia- Europe, Asia-North America and Europe-Oceania
- High bunker prices, transshipment and T/C costs for short term hired tonnage continue to offset revenue increases

## EUKOR

- Continued high volumes from HMC/KMC and absence of expected summer strike in Korea results in yet another strong quarter from EUKOR
- 15% increase in cargo loaded vs YTD 2004 – mainly US and Europe bound cargo
- 13% increase in units loaded bound for US vs YTD 2004
- 15% increase in units loaded bound for Europe vs YTD 2004 - 25% increase in June
- 26% increase in units loaded bound for Other trades vs YTD 2004 (100% increase to South Africa since December 2004)
- Note: Change of accounting estimate boosted Q revenue and profit by approx. 7 MUSD (WW-share)

# SHIPPING (Management report)



EBIT
MUSD
80
60
40
20
0
Q1
Q2
Q3
Q4
2004
2005


| KEY FIGURES (MUSD) | 2005 Q2 | 2004 Q2 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUE | 329 | 283 | 649 | 542 |
| EBITDA | 90 | 83 | 174 | 145 |
| EBIT | 60 | 51 | 115 | 81 |
| PROFIT | 46 | 44 | 121 | 68 |

- Fleet utilization is very high while the charter market for tonnage is very tight
- 1 new PCTC has been added to WW fleet capacity during 1st half 2005, while another 2 new PCTC has joined the EUKOR fleet during the same period. Yet another PCTC will strengthen the WW fleet in July 2005.
- Additional 22 new and rebuilt vessels are scheduled to strengthen the WWL - EUKOR fleet over the next 2-3 years

COMMENTS TO KEY FIGURES

- EBITDA margins of 27% for Q2 and YTD 2005
- EBIT has increased by 18% vs Q2 2004 and increased 43% vs YTD 2004
- MUSD 32.7 of unrealized positive gains from revaluation of financial instrument YTD 2005 vs MUSD 11.3 YTD 2004
- Net profit is up 4% vs Q2 2004 and up 79% vs YTD 2004

# LOGISTICS (Management report)


MUSD
REVENUE
160
120
80
40
0
Q1
Q2
Q3
Q4
2004
2005

| KEY FIGURES (MUSD) | 2005 Q2 | 2004 Q2 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUE | 143 | 133 | 265 | 262 |
| EBITDA | 13 | 10 | 20 | 19 |
| EBIT | 9 | 6 | 13 | 11 |
| PROFIT | 6 | 0 | 6 | 1 |

- US operations in accordance with plan (better than YTD 2004). Revenue increase + 6%
- Terminals performing well. Increase in revenues (volume)
- CAT / GAL performing weaker than expected
- DAS included from June
- Total revenues up in spite of Richard Lawson (UK) deconsolidated in Q3 2004
- Glovis result is in line with expectations and is included in revenues applying equity accounting

# LOGISTICS (Management report)


MUSD
EBIT
12
10
8
6
4
2
0
Q1
Q2
Q3
Q4
2004
2005

| KEY FIGURES (MUSD) | 2005 Q2 | 2004 Q2 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUE | 143 | 133 | 265 | 262 |
| EBITDA | 13 | 10 | 20 | 19 |
| EBIT | 9 | 6 | 13 | 11 |
| PROFIT | 6 | 0 | 6 | 1 |

- US operations in accordance with plan (better than prior year)
- Terminals performing well (Increased profit following the increased volumes)
- CAT / GAL continuous to deliver weaker results than expected , however 2nd quarter is slightly profitable
- Limited contribution from DAS as expected
- Results from Glovis in line with expectations
- First dividend payment received from Glovis

# MARITIME SERVICES (Management report)


MUSD
REVENUE
40
30
20
10
0
Q1
Q2
Q3
Q4
2004
2005

| KEY FIGURES (MUSD) | 2005 Q2 | 2004 Q2 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUE | 35 | 28 | 66 | 55 |
| EBITDA | 4 | 5 | 6 | 10 |
| EBIT | 3 | 4 | 3 | 7 |
| PROFIT | 2 | 3 | 2 | 7 |

- Growth in ongoing operations – mainly driven by strong growth in Port Service & Logistics
- EUKOR ship management contract for 11 vessels secured and LNG breakthrough
- Maritime services merge and restructuring according to plan

# MARITIME SERVICES (Management report)



EBIT
MUSD
8
6
4
2
0
Q1
Q2
Q3
Q4
2004
2005


| KEY FIGURES (MUSD) | 2005 Q2 | 2004 Q2 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| REVENUE | 35 | 28 | 66 | 55 |
| EBITDA | 4 | 5 | 6 | 10 |
| EBIT | 3 | 4 | 3 | 7 |
| PROFIT | 2 | 3 | 2 | 7 |

- Maritime services merge and restructuring according to plan
- Ongoing operations better than last year – driven by good results from Port Service & Logistics
- Weaker overall result due to expenses from the incorporation of WMS (Start-up and project expenses)
- In addition, expenses related to option programme in Q1 2005 (MUSD 1.2)

# HOLDING (Management report)



EBIT
MUSD
4
2
0
-2
-4
-6
-8
Q1
Q2
Q3
Q4
2004
2005


| KEY FIGURES (MUSD) | 2005 Q2 | 2004 Q2 | 2005 YTD | 2004 YTD |
|---|---|---|---|---|
| EBITDA | 1 | (3) | (4) | (6) |
| EBIT | (0) | (4) | (7) | (8) |
| NET FINANCIALS | 12 | 3 | 22 | 5 |
| FIN.INSTR. | (5) | - | (17) | - |
| PROFIT | 5 | (2) | (3) | (5) |

- Very good results from Dockwise. Share of profit 4.5 MUSD YTD 2005 vs 3.5 MUSD YTD 2004 (2nd Quarter 3.5 MUSD vs. 3.1 MUSD)
- Abeer crew vessel business performing according to plan
- Expenses related to option program in Q1 2005 (MUSD 1.0)
- USD/NOK change has negative impact compared to prior year

(Avg. NOK/USD: YTD 2005: 6.34 vs. 6.88 YTD 2004)

# P&L Official accounts vs Management report

| USD mill | Official Statement | | Mgmt. Report | | Official Statement | | Mgmt. Report | |
|---|---|---|---|---|---|---|---|---|
| | Q2 2005 | Q2 2004 | Q2 2005 | Q2 2004 | YTD 2005 | YTD 2004 | YTD 2005 | YTD 2004 |
| Freight revenue | 66 | 59 | 330 | 290 | 120 | 109 | 653 | 555 |
| Other operating revenue | 34 | 30 | 172 | 156 | 65 | 58 | 319 | 311 |
| Share of profits from associates and joint ventures | 28 | 20 | 9 | 6 | 80 | 30 | 14 | 8 |
| **Total operating income** | **128** | **109** | **511** | **452** | **266** | **197** | **986** | **874** |
| Voyage expenses | (2) | (1) | (153) | (125) | (2) | (1) | (300) | (245) |
| Vessel expenses | (11) | (8) | (14) | (12) | (18) | (16) | (26) | (24) |
| Charter expenses | | (2) | (39) | (32) | (2) | (4) | (75) | (63) |
| Wages and remunerations | (30) | (27) | (57) | (49) | (61) | (51) | (116) | (96) |
| Other expenses | (12) | (14) | (142) | (137) | (27) | (28) | (273) | (278) |
| Depreciation and amortisation | (12) | (14) | (35) | (39) | (25) | (28) | (72) | (78) |
| **Total operating expenses** | **(67)** | **(66)** | **(439)** | **(395)** | **(136)** | **(128)** | **(861)** | **(784)** |
| **Net operating profit** | **61** | **43** | **72** | **57** | **129** | **69** | **125** | **90** |
| Financial income | 20 | 9 | 19 | 4 | 35 | 15 | 30 | 11 |
| Financial expenses | (9) | (4) | (18) | (16) | (17) | (9) | (35) | (32) |
| Financial instruments | (10) | | (9) | 6 | (16) | | 16 | 11 |
| **Net financials** | **1** | **5** | **(8)** | **(6)** | **2** | **6** | **12** | **(10)** |
| **Profit / (loss) before tax** | **62** | **48** | **64** | **51** | **131** | **75** | **136** | **80** |
| Tax | (3) | (2) | (5) | (5) | (4) | (4) | (9) | (10) |
| **Profit / (loss) for the period** | **59** | **46** | **59** | **46** | **127** | **71** | **127** | **71** |

# Wilh. Wilhelmsen

## 2nd Quarter 2005

Presentation 28 July 2005

# Wilh. Wilhelmsen

## First Quarter 2005
## 4 May 2005

# IFRS implementation – summary of material items

- Segment reporting
  - New business segment structure. Separate slide.
- Business combinations
  - Restatement of goodwill to the extent that the separate intangible asset would have been recognized in the financial statements of the acquirer if IAS 38 was applied.
  - EUKOR and CAT/GAL acquisitions; Customer contracts separated and amortised
- Joint ventures
  - to be consolidated according to the Equity method
- Financial instruments
  - Unrealised market value changes for financial instruments to be reflected in interim financial reports. Classified under "Net financials" as a separate line.
  - "Management reporting"; realised bunker hedge portion included in "operating profit"
- Fixed assets
  - Scrap values for vessels included
  - "Useful life" assumption implemented, applied on individual vessels (NGAAP 25yrs)
  - Docking expenses reclassified from "Operating expenses" to "Depreciation"
  - Lower depreciation charge under IFRS
- Pension
  - IFRS Implementation effect (negative net USD 30 mill) booked against Equity

# Three main IFRS segments

## Shipping

- Car, Ro-Ro and Project Cargo
  - Wallenius Wilhelmsen Lines (50 %)
  - EUKOR Car Carriers (40 %)
  - ARC (American Roll-on/Roll- off Carriers (50 %)
  - Wilhelmsen Lines AS
  - Wilhelmsen Lines Shipowning AS
  - Mark I Singapore (50 %)
  - Wilhelmsen Lines Car Carrier (UK)
- Other Shipping
  - Dockwise (21 %)
  - Wilhelmsen Offshore & Chartering
    - Abeer Marine Services
    - Sea Launch Logistics

Included in segment "Other Shipping/Holding"

## Logistics

- Compagnie d'Affretement et de Transport S.A. (CAT) (20 %)
- WW Solutions Pty Ltd. (50 %)
- American Auto Logistics (AAL) (50 %)
- American Logistics Network (ALN) (50 %)
- PDI Centers
  - PVP (50%) US Pacific
  - AVP (50%) US Atlantic
  - OVP (50%) Australia
- Terminals
  - MAT (50%) Baltimore
  - ZET (50%) Zeebrügge
  - Southampton (50%)
  - Pyongtaek (40%)
  - Kotka Euro Terminal
- Glovis (25%)

## Maritime Services

Wilhelmsen Maritime Services

- Port Service & Logistics (Barwil Agencies)
  - HUB
  - Port & Marine Services
  - Liner
  - Logistics
- Crewing (Barber Marine Team)
  - Manning Agencies
  - Crew Coordination
  - Training
- Ship Management (Barber Ship Management)
  - Technical Management
  - Vessel Accounting
  - Purchasing
- Marine Consulting (Barber Marine Consulting)
- Software Solutions (BASS)
- Bunkers (Wilhelmsen Bunkers)
- Insurance (Wilhelmsen Insurance Services)

# IFRS implementation – Consolidated Profit & Loss

| **MUSD** | **2004** |
|---|---|
| **NGAAP P&L** | **155** |
| Depreciations | 9 |
| Goodwill amortisation | 3 |
| Intangible asset amortisation | (3) |
| Pensions | 3 |
| Deferred tax | (1) |
| Other | 3 |
| **IFRS Adjustment 2004** | **14** |
| **IFRS P&L** | **169** |

**2004 profit & loss adjustments:**

Lower depreciation charge due to inclusion of scrap values

Goodwill amortisation discontinued

Reclassification from goodwill to intangible assets (Customer contracts (CAT/EUKOR)

Reversal of expenses booked against equity pr. 1.1.04 (Pension corridor)

Deferred tax related to pension reversal

Other (Currency)

# IFRS implementation – Consolidated Equity

| MUSD | EQUITY |
|---|---|
| **NGAAP 31.12.2003** | **577** |
| Depreciations | 56 |
| Goodwill / Intangible assets | (6) |
| Pensions | (39) |
| Dividend accrual | 7 |
| Deferred tax | 10 |
| Other | (1) |
| IFRS Adjustment IB | 26 |
| **IFRS 01.01.2004** | **603** |
| Profit 2004 | 169 |
| Translation / Other | 1 |
| Purchase own shares | (3) |
| Dividends | (37) |
| **IFRS 31.12.2004** | **733** |

**Opening Balance adjustments:**

- Decreased depreciation due to inclusion of scrap values
- Goodwill amortisation discontinued
- Reclassification from goodwill to intangible assets (Customer contracts (CAT/EUKOR)
- Reversal of expenses booked against equity pr. 1.1.04 (Pension corridor)
- Deferred tax of pension reversal
- Other (Currency)

# P&L IFRS vs Management report

| USD mill. | IFRS Q1 2005 | IFRS Q1 2004 | Management Q1 2005 | Management Q1 2004 |
|---|---|---|---|---|
| Freight revenue | 55 | 50 | 323 | 265 |
| Other operating revenue | 31 | 30 | 147 | 155 |
| Share of profits from associates and joint ventures | 51 | 10 | 5 | 2 |
| Gain on sale of assets | - | - | - | - |
| **Total operating income** | **137** | **89** | **475** | **422** |
| Voyage expenses | (0) | (1) | (149) | (120) |
| Vessel expenses | (8) | (8) | (12) | (12) |
| Charter expenses | (1) | (2) | (35) | (31) |
| Wages and remunerations | (31) | (24) | (59) | (47) |
| Other expenses | (16) | (14) | (131) | (140) |
| Depreciation and amortisation | (13) | (14) | (36) | (39) |
| **Total operating expenses** | **(69)** | **(63)** | **(422)** | **(389)** |
| **Net operating profit** | **68** | **26** | **53** | **33** |
| Financial income | 15 | 6 | 15 | 7 |
| Financial expenses | (8) | (5) | (21) | (16) |
| Financial instruments | (6) | - | 25 | 5 |
| **Net financials** | **1** | **1** | **19** | **(4)** |
| **Profit before tax** | **69** | **27** | **72** | **29** |
| Tax | (1) | (2) | (4) | (4) |
| **Profit for the period** | **68** | **25** | **68** | **25** |

Difference:

Consolidation method for

Joint Ventures

# Consolidated WW-group (Management report)



MUSD
REVENUE
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4




MUSD
EBIT
70
60
50
40
30
20
10
0
Q1
Q2
Q3
Q4
2004
2005


KEY FIGURES

| | Q1 2005 | Q1 2004 |
|---|---|---|
| REVENUE | 475 | 422 |
| EBITDA | 89 | 72 |
| EBIT | 53 | 33 |
| PROFIT | 68 | 25 |

- Mainly driven by increased cargo and higher rates in Shipping segment
- Traditional trades performing well
- Maritime services on budget and plan
- Logistics somewhat weaker than expected
- Options expensed in Q1 2005 – 2 MUSD
- Approx. MUSD 35 of unrealized positive gains from revaluation of financial instrument YTD 2005 vs MUSD 5 YTD 2004

# Consolidated Balance Sheet – WW-group

| MUSD | 31.3.2005 | | 31.3.2004 | | 31.12.2004 | |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Fixed assets | 1 314 | 76 % | 1 067 | 80 % | 1 243 | 79 % |
| Current assets (ex. liquid funds) | 100 | 6 % | 84 | 6 % | 84 | 5 % |
| Liquid funds | 313 | 18 % | 185 | 14 % | 252 | 16 % |
| **Total assets** | **1 727** | 100 % | **1 336** | 100 % | **1 579** | 100 % |
| | | | | | | |
| **Equity and liabilities** | | | | | | |
| Equity | 795 | 46 % | 621 | 46 % | 733 | 46 % |
| Long-term interest-bearing debt | 571 | 33 % | 452 | 34 % | 544 | 34 % |
| Other long-term liabilities | 100 | 6 % | 97 | 7 % | 91 | 6 % |
| Short-term liabilities | 261 | 15 % | 166 | 12 % | 211 | 13 % |
| **Total equity and liabilities** | **1 727** | 100 % | **1 336** | 100 % | **1 579** | 100 % |
| | | | | | | |
| **Capital Employed** | **1 495** | | **1 140** | | **1 359** | |

# Net financial items

| MUSD | QUARTER | |
|---|---|---|
| | 2005 | 2004 |
| Investment management | 3,2 | 4,2 |
| Interest income | 2,1 | 1,3 |
| Interest expenses | (18,0) | (16,4) |
| Agio/disagio | 7,8 | 0,2 |
| Other financial items | (0,1) | 1,3 |
| Net Financials excl. fin. instr. | (5,0) | (9,4) |
| Financial instruments | 24,8 | 5,0 |
| SUM | 19,8 | (4,4) |

- Net financials (excl. financial instruments) decrease of 4.4 MUSD from YTD 2004
- FX increase of 7.6 MUSD from YTD 2004
- Financial instruments increase of 19.8 MUSD from YTD 2004



MUSD
NET FINANCIALS before fin. instr.
0
-10
-20
-30
-40
Q1
Q2
Q3
Q4




MUSD
FINANCIAL INSTRUMENTS
40
30
20
10
0
Q1
Q2
Q3
Q4

# Financial instruments

| MUSD | QUARTER | |
|---|---|---|
| | 2005 | 2004 |
| Investment management | 3,2 | 4,2 |
| Interest income | 2,1 | 1,3 |
| Interest expenses | (18,0) | (16,4) |
| Agio/disagio | 7,8 | 0,2 |
| Other financial items | (0,1) | 1,3 |
| Net Financials excl. fin. instr. | (5,0) | (9,4) |
| Financial instruments | 24,8 | 5,0 |
| SUM | 19,8 | (4,4) |

| MUSD | QUARTER | |
|---|---|---|
| | 2005 | 2004 |
| Valuation of bunker hedges | 27,7 | 5,0 |
| Interest rate swaps | 7,0 | - |
| Currency / interest rate swaps | (9,9) | - |
| Financial instruments | 24,8 | 5,0 |

- Unrealized gain on bunker hedge contracts (MUSD 27.7)
- Cash received on bunker hedge contracts (MUSD 4.8) reduces voyage expenses
- Gain on interest rate swaps (MUSD 7) not qualifying for hedge accounting – IAS 39
- Loss (MUSD 9.9) on cross currency interest rate swaps partially offset by agio (MUSD 7.8 gain) and interest expenses. Net effect of financial instrument and revaluation of underlying objects equals to hedge accounting

# Earnings per share


USD
2,0
1,5
1,0
0,5
0,0
Q1
Q2
Q3
Q4

- Unrealized gain on financial instruments 0,72 USD per share Q1 2005 vs 0,10 USD per share Q1 2004
- Option expense equal to 0,05 USD per share Q1 2005

# SHIPPING (Management report)


MUSD
REVENUE
400
300
200
100
0
Q1
Q2
Q3
Q4

KEY FIGURES

| | Q1 2005 | Q1 2004 |
|---|---|---|
| REVENUE | 319 | 259 |
| EBITDA | 85 | 62 |
| EBIT | 55 | 30 |
| PROFIT | 76 | 24 |

**WWL**

- 22% revenue increase from YTD 2004
- Strongest growth in H&H and NCC
- Strongest trades during Q1 2005; Asia-Europe, Asia-North America and Europe-Oceania
- High bunker prices, transshipment and T/C costs for short term hired tonnage somewhat offset revenue increases

**EUKOR**

- 32% revenue increase from YTD 2004
- 21% increase in units loaded bound for US vs YTD 2004. However, slow down expected due to new Alabama plant and high stocks
- 13% increase in units loaded bound for Europe vs YTD 2004. 32% increase in March – strong European market expected to continue

# SHIPPING (Management report)



EBIT
MUSD
70
60
50
40
30
20
10
0
Q1
Q2
Q3
Q4
2004
2005


KEY FIGURES

| | Q1 2005 | Q1 2004 |
|---|---|---|
| REVENUE | 319 | 259 |
| EBITDA | 85 | 62 |
| EBIT | 55 | 30 |
| PROFIT | 76 | 24 |

- Revenue increase 23% (volume and rates)
- High bunker prices, transshipment and T/C costs for short term hired tonnage somewhat offset revenue increases
- Off-hire due to conversion of Mark I in Q1 2004
- Approx. MUSD 35 of unrealized positive gains from revaluation of financial instrument YTD 2005 vs MUSD 5 YTD 2004
- EBITDA margin of 26% YTD 2005 vs 24% YTD 2004

# LOGISTICS (Management report)



MUSD
REVENUE
150
100
50
0
Q1
Q2
Q3
Q4




MUSD
EBIT
15
10
5
0
Q1
Q2
Q3
Q4
2004
2005


KEY FIGURES

| | Q1 2005 | Q1 2004 |
|---|---|---|
| REVENUE | 122,3 | 129,6 |
| EBITDA | 7,3 | 8,7 |
| EBIT | 3,9 | 4,6 |

- US operations in accordance with plan and prior year
- Terminals performing well
- CAT/GAL performing weaker than expected
- Richard Lawson (UK) terminated Q3 2004
- Results from Glovis in line with expectations
- First dividend payment received from Glovis

# MARITIME SERVICES (Management report)



MUSD
REVENUE
40
30
20
10
0
Q1
Q2
Q3
Q4
MUSD
EBIT
8
6
4
2
0
Q1
Q2
Q3
Q4
2004
2005


KEY FIGURES

| | Q1 2005 | Q1 2004 |
|---|---|---|
| REVENUE | 30,6 | 27,5 |
| EBITDA | 2,6 | 4,9 |
| EBIT | 0,9 | 3,6 |

- EUKOR ship management contract for 20 vessels secured and LNG breakthrough
- Maritime services merge and restructuring according to plan
- Ongoing operations better than last year – driven by good results from Port Service & Logistics
- Weaker overall result due to expenses from the incorporation of WMS (Start-up and project expenses)
- In addition, expenses related to option programme in Q1 2005 (MUSD 1.2)

# HOLDING (Management report)


EBIT
MUSD
0
-2
-4
-6
-8
Q1
Q2
Q3
Q4
2004
2005

KEY FIGURES

| | Q1 2005 | Q1 2004 |
|---|---|---|
| EBITDA | (5,4) | (3,3) |
| EBIT | (6,7) | (4,5) |
| NET FINANCIALS | 10,0 | 2,3 |
| FIN.INSTR. | (11,2) | - |
| PROFIT | (8,1) | (2,6) |

- Expenses related to option program in Q1 2005 (MUSD 1.0)
- Dockwise share of profit 1.0 MUSD Q1 2005 vs 0.4 MUSD Q1 2004
- Abeer crew vessel business experienced a slower start compared to last year
- USD/NOK change has negative impact, partially offset by FX instrument gain

# Wilh. Wilhelmsen

**First Quarter 2005**
**4 May 2005**

RECEIVED
2005 JUN 19 A 10: 20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# Wilh. Wilhelmsen

Presentation
February 7th 2005

# Profit & loss statement - Total WW Group

| MUSD | QUARTER | | YEAR | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Gross revenue | 276,5 | 259,9 | 1 080,1 | 965,9 |
| **EBITDA** | **44,3** | **33,3** | **183,7** | **147,3** |
| Depreciation/write-downs | (18,1) | (20,3) | (72,9) | (75,1) |
| **EBIT** | **26,2** | **13,0** | **110,7** | **72,2** |
| Net income from associates | 4,8 | 11,9 | 47,6 | 13,8 |
| **Profit after associates** | **31,0** | **24,9** | **158,4** | **86,0** |
| Net financial items | (1,2) | 5,8 | (4,4) | (1,0) |
| **Pre-tax profit** | **29,8** | **30,7** | **154,0** | **85,0** |

# Profit after associates (“One off items”)

| MUSD | Q4 2004 | Q4 2003 | 2004 | 2003 |
|---|---|---|---|---|
| Profit after associates | 31,0 | 24,9 | 158,4 | 86,0 |
| Change of Accounting principle* | 5,1 | (6,4) | (13,6) | (9,6) |
| Profit after associates after change | 36,1 | 18,5 | 144,8 | 76,4 |
| EUKOR Refinancing costs | 9,0 | | 9,0 | |
| EUKOR Derrivatives collapse | (14,5) | | (14,5) | |
| EUKOR Deferred tax | 10,2 | | 10,2 | |
| Sales (gains)/loss | (2,6) | 1,1 | (2,6) | 1,1 |
| Other restructuring/write-downs | 6,3 | 7,7 | 7,8 | 13,6 |
| Adjusted Profit after associates | 44,5 | 27,3 | 154,7 | 91,1 |

* Change of Accounting principle; To establish comparable financial figures for previous periods when converting to IFRS in 2005.

# Net income from associates

| MUSD | QUARTER | | YEAR | | ASSETS |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 31.12.2004 |
| EUKOR | (3,3) | 9,4 | 26,1 | 1,6 | 159,1 |
| GLOVIS | - | - | - | - | 100,0 |
| CAT/GAL | 0,7 | 0,3 | 1,4 | 2,0 | 60,2 |
| Other Liner | 0,2 | 0,3 | 0,6 | 0,5 | 0,2 |
| Barwil TS | 4,3 | 2,0 | 11,1 | 7,2 | 24,1 |
| Barber TS | 0,2 | - | 0,6 | 0,2 | 2,1 |
| Dockwise | 2,7 | (0,1) | 7,8 | 2,3 | 41,5 |
| **Total** | **4,8** | **11,9** | **47,6** | **13,8** | **387,2** |

# EUKOR – Quarterly development



USD mill
15
10
5
-
(5)
(10)
(15)
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
+ Bunker hedge market value
+ Tonnage tax transition
+ Refinancing costs
+ Bunker hedge market value
+ Derivative collapse
+HMG strike 5 day working week
EUKOR adjusted
EUKOR official

# Net income from associates

| MUSD | QUARTER | | YEAR | | ASSETS |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 31.12.2004 |
| EUKOR | (3,3) | 9,4 | 26,1 | 1,6 | 159,1 |
| GLOVIS | - | - | - | - | 100,0 |
| CAT/GAL | 0,7 | 0,3 | 1,4 | 2,0 | 60,2 |
| Other Liner | 0,2 | 0,3 | 0,6 | 0,5 | 0,2 |
| Barwil TS | 4,3 | 2,0 | 11,1 | 7,2 | 24,1 |
| Barber TS | 0,2 | - | 0,6 | 0,2 | 2,1 |
| Dockwise | 2,7 | (0,1) | 7,8 | 2,3 | 41,5 |
| **Total** | **4,8** | **11,9** | **47,6** | **13,8** | **387,2** |

# Net financial items

| MUSD | QUARTER | | YEAR | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Investment management | 4,8 | 5,9 | 13,1 | 11,1 |
| Interest income | 1,7 | 1,3 | 5,2 | 4,6 |
| Interest expenses | (5,9) | (5,9) | (22,4) | (24,2) |
| Agio/disagio | (0,9) | 2,1 | 0,3 | 4,2 |
| Other financial items | (0,8) | 2,4 | (0,7) | 3,3 |
| Net Financials | (1,2) | 5,8 | (4,4) | (1,0) |

# EBITDA incl. Net income from associates / Pre-tax profit



MUSD
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
EBITDA Incl. Associates
Pre-tax profit

# Earnings per share



Full year
USD
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1998
1999
2000
2001
2002
2003
2004

# Dividends



NOK
Dividend per share
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
-
50 %
40 %
30 %
20 %
10 %
0 %
Distribution Ratio
1999
2000
2001
2002
2003
2004
Dividend
Distribution ratio

# Balance sheet

| MUSD | 31.12.2004 | | 31.12.2003 | |
|---|---|---|---|---|
| **Assets** | | | | |
| Fixed assets | 1 168 | 71 % | 997 | 69 % |
| Current assets (ex. liquid funds) | 184 | 11 % | 185 | 13 % |
| Liquid funds | 297 | 18 % | 258 | 18 % |
| **Total assets** | **1 649** | 100 % | **1 440** | 100 % |
| | | | | |
| **Equity and liabilities** | | | | |
| Equity | 666 | 40 % | 577 | 40 % |
| Long-term interestbearing debt | 680 | 41 % | 597 | 41 % |
| Other long-term liabilities | 55 | 3 % | 54 | 4 % |
| Short-term liabilities | 248 | 15 % | 212 | 15 % |
| **Total equity and liabilities** | **1 649** | 100 % | **1 440** | 100 % |
| | | | | |
| **Capital Employed** | **1 358** | | **1 188** | |

# Car, Ro/Ro & Project Cargo

| MUSD | QUARTER | | YEAR | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| Gross revenue | 236,3 | 222,8 | 935,1 | 839,7 |
| **EBITDA** | **48,0** | **36,2** | **195,4** | **152,6** |
| Depreciation/write-downs | (15,0) | (16,0) | (61,8) | (63,0) |
| **EBIT** | **33,0** | **20,2** | **133,6** | **89,6** |
| Net income from associates | (2,5) | 10,0 | 28,0 | 4,1 |
| **Profit after associates** | **30,5** | **30,2** | **161,6** | **93,7** |
| Net financial items | (4,5) | (1,7) | (14,5) | (13,6) |
| **Pre-tax profit** | **26,0** | **28,5** | **147,1** | **80,1** |

# Car Ro/Ro & Project Cargo



Gross revenue
MUSD
300
250
200
150
100




80
60
40
20
-
(20)
Q102
Q202
Q302
Q402
Q103
Q203
Q303
Q403
Q104
Q204
Q304
Q404
EBITDA
Income from associates

Barwil

| MUSD | QUARTER | | YEAR | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| Gross revenue | 25,0 | 21,8 | 89,3 | 76,8 |
| **EBITDA** | **4,9** | **0,4** | **11,0** | **5,5** |
| Depreciation/write-downs | (2,0) | (2,3) | (7,2) | (7,3) |
| **EBIT** | **2,9** | **(1,9)** | **3,9** | **(1,8)** |
| Net income from associates | 4,3 | 2,0 | 11,1 | 7,2 |
| **Profit after associates** | **7,2** | **0,1** | **14,9** | **5,4** |
| Net financial items | 0,4 | 0,2 | 0,0 | 0,9 |
| **Pre-tax profit** | **7,6** | **0,3** | **14,9** | **6,3** |

# Barwil


Gross revenue
MUSD
25
20
15
10
5
0
10
8
6
4
2
0
Q102
Q202
Q302
Q402
Q103
Q203
Q303
Q403
Q104
Q204
Q304
Q404
EBITDA incl. TS

# Barber

| MUSD | QUARTER | | YEAR | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| Gross revenue | 10,5 | 10,4 | 40,3 | 37,6 |
| **EBITDA** | **0,1** | **0,3** | **5,5** | **5,9** |
| Depreciation/write-downs | (0,6) | (1,6) | (2,1) | (2,8) |
| **EBIT** | **(0,5)** | **(1,3)** | **3,4** | **3,1** |
| Net income from associates | 0,2 | - | 0,6 | 0,2 |
| **Profit after associates** | **(0,3)** | **(1,3)** | **4,0** | **3,3** |
| Net financial items | 0,2 | 0,3 | 0,3 | 0,3 |
| **Pre-tax profit** | **(0,1)** | **(1,0)** | **4,3** | **3,6** |

# Barber


Gross revenue
MUSD
15
10
5
0
3
2
2
1
1
0
Q102
Q202
Q302
Q402
Q103
Q203
Q303
Q403
Q104
Q204
Q304
Q404
EBITDA incl. TS

# WW- Group Vessel Investments


Lease
(121 MUSD)
39 %
Equity share
(63 MUSD)
20 %
Bank Loan
(127 MUSD)
41 %


WW CASH EXPENDITURE EQUITY PORTION
MUSD
40
30
20
10
-
(10)
2003
2004
2005
2006

# CAR, Ro/Ro & Project Cargo
# Market Outlook

# EUKOR Customer demand and Total Market demand 2005 - 2009

- Hyundai Motor Group (HMG) is EUKORs` committed customer for exports of Deep Sea Shipments

- HMG expected growth in deep sea vehicle shipments 2004 – 2009:
  - Growth 2004 = 20%
  - Expected growth 2005: 10-12%
  - Expected growth 2006: 7-10%
  - Expected growth 2007-2009: 2-4% per year

Total deep sea shipments industry wide 2005 – 2009:

- 2% average growth in demand for vehicle shipments over the 5 year period
- High & Heavy shipments and Project Cargo is expected to have a stronger growth rate than the average for vehicle shipments

# Wallenius Wilhelmsen shipments by main cargo segment


Static cargo
20 %
RoRo
23 %
Cars
57 %

Source: Wallenius Wilhelmsen Research 2004

# Global Vehicle Production and Deep Sea Shipments



Global vehicle production(left hand scale)
Deep sea shipments(right hand scale)
1000 UNITS
77 500
72 500
67 500
62 500
57 500
52 500
47 500
42 500
37 500
32 500
27 500
12 000
11 200
10 400
9 600
8 800
8 000
7 200
6 400
5 600
4 800
4 000
81 83 85 87 89 91 93 95 97 99 01 03 05 07 09
**Next five years:** Production growth in China and other emerging Asia will mainly be related to intra-Asian consumption. Consequently, global vehicle output will expand somewhat faster than deep sea shipments.
**1995-2004**: Deep sea vehicle shipments expanded faster than global vehicle production.

# Vehicle Shipments by Production Regions



1000 vehicles
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
70
73
76
79
82
85
88
91
94
97
00
03
06
09
Grand-total
JAPAN
S KOREA
EUROPE
N AMERICA
OTHERS

# Vehicle Shipments by Main Trades


1000 vehicles
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
81 83 85 87 89 91 93 95 97 99 01 03 05 07 09
Grand total (right hand scale)
Asia-N America
Asia-Eur/Med
Oth Jap trades
Atl trades
Oth Trades
Oth Kor trades
Eur-East/Southbound

# H&H shipment development (total market) 2004 - 2006

## SHORT TERM PROJECTION



-10%
0%
10%
20%
30%
40%
50%
60%
70%
Asia-N America
58.0%
7.4%
3.2%
Asia-Europe
17.4%
7.5%
2.8%
Europe-N America
24.1%
2.8%
2.4%
N America-Europe
7.9%
2.3%
0.9%
Europe-Oceania
14.8%
8.4%
-0.2%
N America-Oceania
45.4%
13.9%
3.4%
Total
28.6%
5.8%
2.3%
2004 2005 2006


- AS-NA/EU-NA: US Public spending on infrastructure to remain high. US Housing start-ups are expected to level off in 2005.
- AS-EU/NA-EU: Construction spending in Europe will be driven by spending in East European/Russian markets.
- EU-OC/NA-OC: High mineral prices support a continued strong construction & mining equipment demand.

  Good harvest and general high demand for agricultural products indicate a continued high demand for agricultural equipment also in 2005.

  US-Australia "free trade agreement" supports US sourcing.

# NCC Shipment Development (Total Market) 2004-2006

## SHORT TERM PROJECTION



% growth year-per-year
-10 %
-5 %
0 %
5 %
10 %
15 %
20 %
25 %
AS-NA
AS-EU
EU-OC
EU-NA
NA-EU
NA-OC
TOTAL
9,5 %
5,6 %
7,1 %
19,1 %
5,1 %
3,0 %
-6,5 %
5,4 %
4,7 %
-3,2 %
12,0 %
2,1 %
5,3 %
2,0 %
2,1 %
12,1 %
5,2 %
6,7 %
6,1 %
5,9 %
4,3 %
% Growth is a simple average of growth rates for several types of cargo:
- machinery (incl. Machine tools)
- power generation equipment
- wind power mills
- railcars
- pleasure boats
- natural rubber
- forestry
2004
2005
2006


- Generally, shipments of several types of NCC cargo, that belong to project cargo segment, fluctuate heavily.

  Shipments of wind power equipment in EU-NA & AS-NA, that fell sharply in 2004 due to uncertainty about renewal of a tax incentive in the US, are expected to increase rapidly in 2005-2006.

  EU-OC: Shipments of machinery and power generation equipment will improve due to massive steel- and mining-related expansion projects.
- AS-EU: Strong growth in 2004 relates mainly to shipments of railcars from Korea to Greece ahead of the Olympics. Shipments of plant equipment to Japanese and Korean auto-related plant in Eastern Europe are to increase.
- NA-EU: Forecast for forestry shipments is no longer included in the average growth figure in this trade.

# Wallenius Wilhelmsen Shipments of NCC


Misc. NCC
11 %
Forestry
14 %
Boats & Yachts
8 %
Rubber
11 %
Machinery
34 %
Railcars
5 %
Power gen
3 %
H&H parts
14 %

# Global Mining Activity Outlook to Remain Strong in the 2004-2006


Global Mining Exploration
1993 - 2006
USD billion
0
1
2
3
4
5
6
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004 est
2005 est
2006 est
Nonferrous

# Total Market Supply Outlook
# 2005 - 2009

- 2004 Market supply situation
  - Average age of fleet is 14 years
  - 6% of fleet is 26 years old or older
  - Order book in % of current capacity is 35%
- 2009 Market supply situation
  - Average age of fleet is 15,5 years
  - 23% of fleet is 26 years old or older
- 2004 - 2009 Market development
  - 118 vessels on order to be delivered during this period
  - 4% capacity increase from 2005 to 2009 (Assuming a lifetime per ship of 26 years and scrapping accordingly) -> This is an average of 0,8% per year

# Vehicle Shipments – Global PCC/PCTC fleet: Supply & Demand Projection



Vessels
600
550
500
450
400
350
300
250
2004
2005
2006
2007
2008
2009
CAPACITY DEMAND FORECAST (2004 CAP. UTILISATION)
Capacity demand incl. est shipments of used vehicles
Capacity supply - including newbuildings - if no further recycling (hypothetical)
Capacity supply if vessels recycled at 30 years
Capacity supply if vessels recycled at 29 years
Capacity supply if vessels recycled at 28 years

# Gross Tonnage Capacity Increase 2005 - 2008


Wallenius
Wilh. Wilhelmsen
EUKOR
Tonnage providers

| NEW BUILDING PROGRAM | # Vessels | Size |
|---|---|---|
| Tonnage providers | 14 | 86 000 |
| Wallenius | 7 | 49 400 |
| Wilh.Wilhelmsen | 6 | 39 250 |
| EUKOR | 4 | 26 000 |
| Sum | 31 | 200 650 |

| Vessel Delivery | Nmb of Vessels |
|---|---|
| 2005 | 7 |
| 2006 | 9 |
| 2007 | 8 |
| 2008 | 7 |
| SUM | 31 |

# Wilhelmsen Maritime Services (WMS)

# The new organisation is built to accommodate the service offerings in the maritime warehouse...



Wilhelmsen Maritime Services
Key Account Management Organisation
PORT SERVICES
CREWING
SHIP MANAGEMENT
LINER
MARINE CONSULTING
BUNKERS
INSURANCE
SOFTWARE
LOGISTICS
Shared Services & Support Organisation

# Global Organisation



WMS
Dag Schjerven
Marketing & Sales
Arne Haakon Burdal
Finance & Administration
Petter Traaholt
Corporate Development
Bjoerge Grimholt
Business Processes & Quality Management
Anders N. Reichborn
Port Service & Logistics
Bjorn Tonsberg
Crewing
Jane Bordal
Ship Management
Geir Sekkesaeter
Region Europe
Lysaker
Thomas Wilhelmsen
Region AMB
Dubai
Knut Brathagen
Region Asia & Oceania
Singapore
Jarl Kristensen
Region Americas
Location TBD
N.N TBN
Marine Consulting
Knut L. Arnesen
Software
Per S. Upsaker
Bunkers
Knut Bjornebye
Insurance
Kjell Toerseth
P/L


*P/L = Profit and Loss

# The European operation will have a total of 50 locations and be headed from Oslo

| | |
|---|---|
| **Belgium** | Antwerp |
| | Zeebrugge |
| **Finland** | Helsinki |
| **France** | Port de Bouc |
| | Sete |
| | Marseille |
| **Germany** | Hamburg |
| | Brunsbuettel |
| **Gibraltar** | Gibraltar |
| **Greece** | Piraeus |
| | Thessaloniki |
| | Athens |
| **Italy** | Augusta |
| | Siracusa |
| | Trieste |
| **Latvia** | Riga |
| **Netherlands** | Rotterdam |
| | Sluiskil |
| **Norway** | Aalesund |
| | Bergen |
| | Oslo |
| | Oslo Airport Gardermoen |
| | Porsgrunn |
| | Glomfjord |
| | Sandefjord |



# of countries: 14
# of locations: 50


| | |
|---|---|
| **Poland** | Szczecin |
| | Sopot |
| **Portugal** | Lisbon |
| | Setubal |
| | Sines |
| | Leixões |
| | Aveiro |
| | Viana do Castelo |
| **Spain** | Algeciras |
| **United Kingdom** | London |
| | Birkenhead |
| | Bristol |
| | Felixstowe |
| | Falmouth |
| | Grangemouth |
| | Greenock |
| | Hull |
| | Leith |
| | Poole |
| | Portbury |
| | Portland |
| | Rosyth |
| | Southampton |
| | Tilbury |
| | Tyne |

# The operation in America will be dominated by activities in the US

| | | |
|---|---|---|
| **Brazil** | Santos | |
| **Canada** | Vancouver | |
| **Chile** | Santiago | |
| **Panama** | Panama City | |
| | Colón | |
| **USA** | Baltimore | |
| | Beaumont | |
| | Charleston | |
| | Coos Bay | |
| | Corpus Christi | |
| | Gulfport | |
| | Houston | |
| | Lake Charles | |
| | Los Angeles | |
| | Miami | |
| | Mobile | |
| | New Orleans | |
| | New York | |
| | Norfolk | |
| | Panama City, FL | |
| | Pascagoula | |
| | Philadelphia | |
| | Port Canaveral | |
| | Port Everglades | |
| | Portland | |
| | San Francisco | |
| | Savannah | |
| | Seattle | |
| | Tampa | |
| | West Palm Beach | |
| | Wilmington | |



# of countries: 5
# of locations: 31

# The Asia and Oceania operations comprise more than 90 locations in 17 countries

| | |
|---|---|
| **Australia** | Adelaide |
| | Bell Bay |
| | Brisbane |
| | Cairns |
| | Dampier |
| | Darwin |
| | Fremantle |
| | Geelong |
| | Gladstone |
| | Mackay |
| | Melbourne |
| | Newcastle |
| | Port Hedland |
| | Port Kembla |
| | Sydney |
| | Sydney |
| | Townsville |
| | Weipa |
| | Whyalla |
| **Bangladesh** | Cittagong |
| | Dahka |
| **China** | Beijing |
| | Shanghai |
| | Qingdao |
| **Hong Kong** | Hong Kong |
| **India** | Ahmedabad |
| | Calcutta |
| | Chennai |
| | Cochin |
| | Goa (Mormugao) |
| | Haldia |
| | Kakinada |
| | Kandla |
| | Mangalore |
| | Mumbai |
| | New Delhi |
| | Paradip |
| | Tuticorin |
| | Vishakhapatnam |
| **Indonesia** | Jakarta |
| | Balikpapan |
| | Banjarmasin |
| | Belawan |
| | Bontang |
| | Cilegon |



# of countries: 17
# of locations: 90


| | |
|---|---|
| **Indonesia (continued)** | |
| | Dumai |
| | Kotabaru |
| | Samarinda |
| | Semarang |
| | Surabaya |
| | Tanjung Priok |
| | Tanjung Redeb |
| | Timika – Amamapare |
| **Japan** | Tokyo |
| **Malaysia** | Bintulu |
| | Kemaman |
| | Kota Kinabalu |
| | Kuala Lumpur |
| | Kuantan |
| | Kuching |
| | Labuan |
| | Lahad Datu |
| | Malacca |
| | Pasir Gudang |
| | Penang - Butterworth |
| | Port Klang |
| | Sibu |
| **New Zealand** | Auckland |
| | Christchurch |
| | Tauranga |
| | Wellington |
| | Whangarei |
| **Pakistan** | Karachi |
| **Philippines** | Subic Bay |
| | Makati |
| | Manila |
| **Singapore** | Singapore |
| **South Korea** | Seoul |
| | Busan |
| | Ulsan |
| | Inchon |
| **Sri Lanka** | Colombo |
| **Taiwan** | Taipei |
| | Kaohsiung |
| | Keelung |
| **Thailand** | Bangkok |
| | Maptaphut |
| | Sriracha |
| **Vietnam** | Ho Chi Minh City |
| | Can Tho |
| | Vung Tau |
| | Hai Phong |

# The operation in Africa, Middle East and Black Sea is spread in 25 countries

| | |
|---|---|
| **Algeria** | Algiers |
| | Arzew |
| | Skikda |
| | Bejaia |
| **Armenia** | Yerevan |
| **Bahrain** | Bahrain |
| **Bulgaria** | Varna |
| | Bourgas |
| **Egypt** | Alexandria |
| | Port Said |
| | Suez |
| | Damietta |
| | Cairo |
| **Georgia** | Poti |
| | Batumi |
| | Tblizi |
| **Iraq** | Baghdad |
| | Basrah |
| | Umm Qasr |
| **Iran** | Assaluyeh |
| | Tehran |
| | Bandar Abbas |
| | Bandar Anzali |
| | Bandar Bushier |
| | Bandar I. Khomeini |
| | Bandar Neka |
| | Kharg Island |
| | Kish Island |
| **Jordan** | Aqaba |
| | Amman |
| **Kenya** | Mombasa |
| **Kuwait** | Kuwait |
| **Lebanon** | Beirut |
| **Oman** | Muscat |
| | Salalah |
| | Sohar |
| | Sur |
| **Qatar** | Doha |
| **Romania** | Constantza |



# of countries: 25
# of locations: 76


| | |
|---|---|
| **Russia** | Novorossiysk |
| | St. Petersburg |
| | Vladivostok |
| | Nakhodka |
| **Saudi Arabia** | Jeddah |
| | Yanbu |
| | Rabigh |
| | Riyadh |
| | Dammam |
| | Jubail |
| | Ras Tanura/Juaymah |
| | Ras Al Khafji |
| **South Africa** | Cape Town |
| | Durban |
| | Richards Bay |
| **Sudan** | Port Sudan |
| | Khartoum |
| **Syria** | Tartous |
| **Tanzania** | Dar es Salaam |
| **Turkey** | Istanbul |
| | Izmir |
| | Ruwais |
| **Ukraine** | Odessa |
| | Ilyichevsk |
| | Kerch |
| | Kiev |
| | Mariupol |
| | Theodosia |
| **United Arab Emirates** | |
| | Dubai Airport |
| | Dubai |
| | Abu Dhabi |
| | Fujairah |
| | Jebel Ali |
| | Ras Al Khaimah |
| | Ruwais |
| **Yemen** | Aden |
| | Hodeidah |

# WW-Logistics & Glovis

# Glovis - Logistic Synergies

- The Korean model – Logistic entities / subsidiaries are built up to serve company distribution / procurement channels
- HMG* (Hyundai / Kia) is expected to become the worlds largest deep sea shipper of new cars in 2005
- Glovis task is to develop logistic solutions for HMG world-wide
- Glovis has a need for Logistics competence and global logistic solutions that the WW-Group will supply
- Synergies between Glovis and the WW-Group logistics network is as displayed below

| GEOGRAPHY | GLOVIS | WW-GROUP | COMMENTS |
|---|---|---|---|
| Korea | x | | GLOVIS has logistic solutions in place |
| China | x | | GLOVIS is building logistics |
| Europe | x | x | Intergration & Growth |
| Turkey | x | | Integration & Growth (GLOVIS build logistics for production sights & distribution) |
| India | x | | Integration & Growth (GLOVIS build logistics for production sights & distribution) |
| USA | x | x | Intergration & Growth |
| South Africa | | x | WW-Group has logistic sollutions in place |
| Oceania | | x | WW-Group has logistic sollutions in place |

* HMG = Hyundai Motor Group (HMC/KIA)

# Wilh. Wilhelmsen

**Presentation**
**February 7th 2005**

GLOVIS

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**WWI - MANDATORY NOTIFICATION**

Wilh.Wilhelmsen ASA (WW) purchased today through its wholly owned subsidiary Wilhelmsen Lines Shipowning AS (WLS) 95500 shares of class A in WW at a price of NOK 198,- per share. WW and WLS holds and controls after the transaction 1 337 976 shares of class A and 351 700 shares of class B in WW.

RECEIVED
2006 JUN 19 A 10:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wilh.Wilhelmsen ASA (WW) kjøpte idag gjennom sitt heleide datterselskap Wilhelmsen Lines Shipowning AS (WLS) 95500 aksjer av klasse A i WW til kurs NOK 198,- pr. aksje. WW og WLS eier etter transaksjonen 1 337 976 aksjer av klasse A og 351 700 av klasse B i WW.

**16.05.2006 16:29** Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**

WWI - MANDATORY NOTIFICATION

11 May 2006, Espen Wikerholmen, Controller in Wilh. Wilhelmsen ASA (WW) sold 33 shares of Class A in WW at NOK 213,- each. Mr. Wikerholmen is a primary insider in WW ASA.

After the transaction, Mr. Wikerholmen helds no shares in WWI.

----0000---

Controller Espen Wikerholmen i Wilh. Wilhelmsen ASA (WW) solgte 11. mai 2006 33 aksjer av klasse A i WW til kurs kr. 213 pr. aksje. Wikerholmen er primærinnsider i WW ASA.

Etter transaksjonen har Espen Wikerholmen ingen aksjer i WW.

**12.05.2006 07:37** Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**

Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group's total holdings of shares in WW ASA are 1,242,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.242.476 aksjer av klasse A og 251.700 aksjer av klasse B.

**10.05.2006 09:56** Go to complete message from OSE

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**WWI - EX UTBYTTE KR 5,00 I DAG / EX DIVIDEND NOK 5,00 TODAY**

Aksjene i Wilh. Wilhelmsen ASA noteres ex utbytte kr 5,00 fra og med i dag, 05.05.2006

The shares in Wilh. Wilhelmsen ASA will be traded ex dividend NOK 5,00 as from today, 05.05.2006

**05.05.2006 07:44** Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**

Today Bjørn Berggrav, Legal Counsel in Wilh. Wilhelmsen ASA (WW) bought 1000 shares of Class A in WW at NOK 148 each under the option stock program for leading employees. Mr. Berggrav is a primary insider in WW.

After the transaction, Mr. Berggrav`s total holdings of shares are 5088 shares of Class A and 4000 shares of Class B.

----0000---

Advokat Bjørn Berggrav i Wilh. Wilhelmsen ASA (WW) kjøpte i dag 1000 aksjer av klasse A i WW til kurs kr. 148 pr. aksje under selskapets opsjonsprogram for ledende ansatte. Berggrav er primærinnsider i WW.

Etter transaksjonen er Bjørn Berggravs beholdning av aksjer i WW 5088 aksjer av klasse A og 4000 aksjer av klasse B.

**05.04.2006 11:06**Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**
Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) has today sold 1,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,247,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 1.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.247.476 aksjer av klasse A og 251.700 aksjer av klasse B.
**05.04.2006 11:07**Go to complete message from OSE

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**WWI - KOREAN INSPECTIONS**

Wilh. Wilhelmsen ASA has been notified that investigators from Korea`s Supreme Prosecutor`s Office carried out inspections on 26 March 2006 at Glovis Co Ltd, Hyundai Motor Company and Kia Motors Corporation.

WW, which has a 20 percent holding in Glovis, has taken note of this information and has no further details beyond those already in the public domain.

WW bought into the Korean logistics company Glovis in the autumn of 2004, and has not registered any internal irregularities in Glovis while it has been a shareholder.

---

Wilh. Wilhelmsen ASA (WW) er informert om at koreanske påtalemyndigheter 26. mars 2006 gjennomførte kontrollbesøk hos Glovis Co Ltd, Hyundai Motor Company og Kia Motors Corporation. WW har som kjent en minoritetsinteresse (20 prosent) i Glovis.

WW tar dette til etterretning og har ikke opplysninger i saken ut over det som er offentlig kjent.

WW kjøpte seg inn i det koreanske logistikkselskapet Glovis høsten 2004 og har ikke registrert uregelmessigheter internt i Glovis i den perioden WW har vært inne på eiersiden.

**27.03.2006 13:04**Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION/SALG AV AKSJER I EGET EIE**

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,248,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.248.476 aksjer av klasse A og 251.700 aksjer av klasse B.

**20.03.2006 11:46** Go to complete message from OSE

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**WWI - CAPITAL MARKETS DAY IN WILH. WILHELMSEN**

Wilh. Wilhelmsen ASA has the pleasure of inviting investors, analysts and media to a Capital Markets Day on 3 April 2006 from 08.00 to 12.00 in Lille Sal, Oslo Konserthus.

The presentations will be held in Norwegian supplemented by PowerPoint-slides in English. Video and slides will also be webcasted on our web site (www.ww-group.com).

Attached please find the programme for the day (in Norwegian). We ask you kindly to respond within Tuesday 28 March.

Wilh. Wilhelmsen ASA har gleden av å invitere investorer, analytikere og media til kapitalmarkedsdag mandag 3. april 2006 fra kl. 08.00 til ca. kl. 12.00 i Lille Sal, Oslo Konserthus.

Presentasjonene vil bli gitt på norsk ledsaget av PowerPoint presentasjoner på engelsk. Presentasjonene vil også være tilgjengelig som webcast på vår webside (www.ww-group.com).

Vedlagt finnes dagens program (på norsk).
Påmelding innen tirsdag 28. mars.
**09.03.2006 12:47** Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**

Today, Ingar Skaug, GCEO in Wilh.Wilhelmsen ASA, has through his wholly owned company Ragni Invest AS sold 5 000 shares of class A in Wilh.Wilhelmsen ASA at NOK 228,- per share.

After the transaction, Mr. Skaug through Ragni Invest AS owns 30044 shares of class A and 1550 shares of class B in Wilh.Wilhelmsen ASA

---

Konsernsjef Ingar Skaug i Wilh.Wilhelmsen ASA har idag gjennom sitt heleide selskap Ragni Invest AS solgt 5 000 aksjer av klasse A i Wilh.Wilhelmsen ASA til kr 228,- per aksje.
Etter transaksjonen er
Ingar Skaug gjennom Ragni Invest AS eier av 30044 aksjer av klasse A og 1550 aksjer av klasse B i Wilh.Wilhelmsen ASA.

**02.03.2006 13:02**Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**

Today Vice President and Head of Corporate communications in Wilh. Wilhelmsen ASA (WW ASA), Mrs. Cecilie Stray, sold 3300 shares of Class A in WW ASA at NOK 226 each. Mrs. Stray is a primary insider in WW ASA.

After the transaction, Mrs. Stray helds 1700 shares of Class A and 0 shares of Class B.

----0000---

Kommunikasjonsdirektør i Wilh. Wilhelmsen ASA (WW ASA), Cecilie Stray, har i dag solgt 3300 aksjer av klasse A i WW ASA til kurs kr. 226 pr. aksje. Stray er primærinnsider i WW ASA.

Etter transaksjonen er Strays beholdning 1700 aksjer av klasse A og 0 aksjer av klasse B.
**15.02.2006 15:50**Go to complete message from OSE

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# Press release

Wilh. Wilhelmsen

**Corporate communication department**
Press contact:

| | | |
|---|---|---|
| **Cecilie Stray** | Telephone: | +47 67 58 41 60 |
| **Vice President** | Mobile: | +47 977 00 802 |
| Strandveien 20 | Telefax: | +47 67 58 44 96 |
| NO-1324 Lysaker | Private: | +47 67 14 83 43 |
| Norway | E-mail: | cecilie.stray@ww-group.com |
| | Internet: | www.ww-group.com |


## Good result for WW

**(Lysaker, 7 February 2006) Wilh. Wilhelmsen ASA (WW) delivered another historic result in 2005. Net operating profit was USD 232 million, while total operating income came to USD 2.2 billion. Profit before taxes was USD 209 million.**

"We've had a good year for our business," says WW chief executive Ingar Skaug.

WW's net operating profit for the fourth quarter of 2005 came to USD 67 million, with total operating income at USD 608 million. Profit before taxes came to USD 21 million, compared with USD 45 million in the same period of 2004.

This decline is entirely attributable to a repricing, without liquidity effect, of future hedging contracts as a result of new accounting principles which reduced fourth quarter profit before taxes by USD 45 million.

| Mgmt report (USD mill) | 2005 | 2004 |
|---|---|---|
| Operating income | 2 207 | 1 831 |
| Net operating profit | 232 | 207 |
| Profit before taxes | 209 | 185 |

| Mgmt report (USD mill) | Q4 2005 | Q4 2004 |
|---|---|---|
| Operating income | 608 | 487 |
| Net operating profit | 67 | 52 |
| Profit before taxes | 21 | 45 |

"The market is strong and cargo availability good in the most important trades," says Skaug. "Fleet utilisation is very high, but bunkers prices and charter costs are also at a high level."

An extensive newbuilding programme is being pursued by WW to secure new and modern tonnage, with 11 ships ordered by the group for delivery in 2006-09.

WW ranks as one of Norway's most international companies, with 389 offices in 72 countries. This unique global network was further extended when the group acquired Unitor in the summer of 2005.

The latter company has been incorporated in the wholly owned Wilhelmsen Maritime Services subsidiary, and synergy gains from the merger are estimated at more than USD 30 million per year. These gains are expected to take full effect in 2007, and are likely to total USD 15 million during 2006.

"Our organisation can be trimmed and further efficiency gains realised," says Skaug. "That means we've got room for continued improvements to our results."

WW expects its net operating profit for 2006, including ordinary financial items, to be in line with the year before.

The management report reflects the WW group's partner-based ownership structure and underlying operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former takes a different consolidation approach. That provides more detailed information on the total financial results achieved by the group through its many joint ventures. Both sets of accounts are presented in WW's report.

Wilh. Wilhelmsen ASA: The Wilh. Wilhelmsen group is a leading international provider of maritime services. With 389 offices in 72 countries, it has some 13 500 employees and employs roughly 22 000 people all told when partly-owned companies are included. See www.ww-group.com.

For further information, contact
Ingar Skaug, group CEO, tel: +47 67 58 41 08
Cecilie Stray, vice president Corporate communications, tel: +47 67 58 41 60 (office), +47 97 70 08 02 (mobile)

# Press release

**Wilh. Wilhelmsen**


**Corporate communication department**
Press contact:

| | | |
|---|---|---|
| **Cecilie Stray** | Telephone: | +47 67 58 41 60 |
| **Vice President** | Mobile: | +47 977 00 802 |
| Strandveien 20 | Telefax: | +47 67 58 44 96 |
| NO-1324 Lysaker | Private: | +47 67 14 83 43 |
| Norway | E-mail: | cecilie.stray@ww-group.com |
| | Internet: | www.ww-group.com |


## Wilh. Wilhelmsen orders more ships

**(Lysaker, 7 February 2006) Wilh. Wilhelmsen ASA (WW) has expanded its newbuilding programme with two vessels from Daewoo in Korea. This will secure new and modern vessels for the fleet owned in part by the group.**

"An active fleet renewal programme is important for us, both to maintain existing capacity and to participate in the growth of the world's car carrying fleet," says WW chief executive Ingar Skaug.

WW has reached agreement with Wallenius Lines on purchasing two of their newbuildings at Daewoo Shipbuilding & Marine Engineering. The two ships each have a capacity of 8 000 passenger cars.

These vessels are sister ships to two newbuildings ordered by Wallenius Lines at the same yard, and due for delivery in 2009.

The latest contracts bring the number of ships on order for WW to 11, which are intended to sail for Wallenius Wilhelmsen Logistics (WWL – formerly Wallenius Wilhelmsen Lines), and Korea's EUKOR Car Carriers.

Four of the 11 contracts were placed in the fourth quarter of 2005, including two at Mitsubishi Heavy Industries as well as the two at Daewoo. Deliveries are scheduled in 2006-09.

Operating companies WWL, EUKOR and American Roll-on Roll-off Carrier (ARC) control a total of 153 ships with a great range of ages.

A total of 43 newbuildings are due to be added to these fleets in 2006-09, including vessels ordered by the owners and ships secured under time and bareboat charters.

The vessels due to join the fleets of the operating companies represent about 30% of the total world order book for car carriers – close to the existing share of the world fleet held by the operating companies.

At 31 December, the WW subsidiaries Wilhelmsen Lines Shipowning and Wilhelmsen Lines controlled a fleet of 33 car and ro-ro carriers – wholly and partly owned as well as ships on long-term charter.

Commercial and operational management of the fleet controlled by WW and its partners is handled primarily by the WWL, EUKOR and ARC joint ventures.

These companies ship cars, high and heavy cargo and non-containerised cargo to all parts of the world.

**Wilh. Wilhelmsen ASA**: The Wilh. Wilhelmsen group is a leading international provider of maritime services. With 389 offices in 72 countries, it has some 13 500 employees and employs roughly 22 000 people all told when partly-owned companies are included. See www.ww-group.com.


**For further information, contact**
Ingar Skaug, group CEO, tel: +47 67 58 41 08 or Cecilie Stray, vice president Corporate communications, tel: +47 67 58 41 60 (office), +47 97 70 08 02 (mobile)

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**WWI - MANDATORY NOTIFICATION**

Wilh.Wilhelmsen ASA (WW ASA) has today sold 30 000 shares of class A of the company`s shares in WW ASA as part of the option scheme for leading employees to buy shares in the company. The shares were sold at NOK 148,- per share. After the transaction, the WW-group`s total holdings of shares in WW ASA are 1 253 476 shares of class A and 251 700 shares of class B.

Wilh.Wilhelmsen ASA har idag solgt 30 000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148 pr. aksje.
Konsernets beholdning av egne aksjer etter salget er 1 253 476 aksjer av klasse A og 251 700 aksjer av klasse B.
**07.02.2006 14:59**Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**

Head of Corporate Communication in Wilh.Wilhelmsen ASA, Cecilie Stray has today purchased 5000 shares of class A in Wilh.Wilhelmsen ASA at NOK 148 per share under a stock option program for leading employees. After the transaction, Cecilie Stray owns 5000 shares of class A in Wilh.Wilhelmsen ASA.

Kommunikasjonsdirektør i Wilh.Wilhelmsen ASA Cecilie Stray har idag kjøpt 5000 aksjer til NOK 148 pr. aksje i Wilh.Wilhelmsen ASA under et opsjonsprogram for ledende ansatte. Etter transaksjonen er Cecilie Stray eier av 5000 aksjer av klasse A i Wilh.Wilhelmsen ASA.

**07.02.2006 14:32**Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**

Sjur Galtung, Deputy GCEO in Wilh.Wilhelmsen ASA has today, through his wholly owned company Sjel Invest AS, purchased 5000 shares of class A in Wilh.Wilhelmsen ASA at NOK 148,- per share under a stock option program for leading employees. After the transaction, Mr. Galtung owns through Sjel Invest AS 58 382 shares of class A and 24 478 shares of class B in Wilh.Wilhelmsen ASA.

Visekonsernsjef Sjur Galtung i Wilh.Wilhelmsen ASA har idag gjennom sitt heleide selskap Sjel Invest AS kjøpt 5000 aksjer av klasse A i Wilh.Wilhelmsen ASA under et opsjonsprogram for ledende ansatte. Etter transaksjonen eier Sjur Galtung gjennom Sjel Invest AS 58 382 aksjer av klasse A og 24 478 aksjer av klasse B i Wilh.Wilhelmsen ASA.

**07.02.2006 14:24**Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**

Today, Ingar Skaug, GCEO in Wilh.Wilhelmsen ASA, has through his wholly owned company Ragni Invest AS bought 20 000 shares of class A in Wilh.Wilhelmsen ASA at NOK 148,- per share. After the transaction, Mr. Skau through Ragni Invest AS owns 35044 shares of class A and 1550 shares of class B in Wilh.Wilhelmsen ASA

Konsernsjef Ingar Skaug i Wilh.Wilhelmsen ASA har idag gjennom sitt heleide selskap Ragni Invest AS kjøpt 20 000 aksjer av klasse A i Wilh.Wilhelmsen ASA. Etter transaksjonen er Ingar Skaug gjennom Ragni Invest AS eier av 35044 aksjer av klasse A og 1550 aksjer av klasse B i Wilh.Wilhelmsen ASA.

**07.02.2006 14:02**Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION - PRIMARY INSIDER**

Today Olav Haugland, Group Controller in Wilh. Wilhelmsen ASA, has bought 5 000 shares of Class A in Wilh. Wilhelmsen ASA at NOK 148 each. Mr. Haugland is a primary insider in WW ASA.

After the transaction, Mr. Haugland`s total holdings of shares are 5 000 shares of Class A and 0 shares of Class B.

Økonomisjef Olav Haugland i Wilh. Wilhelmsen ASA har i dag kjøpt 5 000 aksjer av klasse A i Wilh. Wilhelmsen ASA (WW) til kurs kr. 148 pr. aksje. Haugland er primærinnsider i WW ASA.

Etter transaksjonen er Olav Hauglands private beholdning av aksjer 5 000 aksjer av klasse A og 0 aksjer av klasse B.

**07.02.2006 12:02** Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5 000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1 283 476 shares of Class A and 251 700 shares of Class B

Wilh. Wilhelmsen ASA har i dag solgt 5 000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1 283 476 aksjer av klasse A og 251 700 aksjer av klasse B.

**07.02.2006 12:00**Go to complete message from OSE

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**WWI - PRELIMINARY ANNUAL RESULTS 2005**

Wilh. Wilhelmsen ASA (WW) delivered another historic result in 2005. Net operating profit was USD 232 million, while total operating income came to USD 2.2 billion. Profit before taxes was USD 209 million.
`We`ve had a good year for our business,` says WW chief executive Ingar Skaug.

WW`s net operating profit for the fourth quarter of 2005 came to USD 67 million, with total operating income at USD 608 million. Profit before taxes came to USD 21 million, compared with USD 45 million in the same period of 2004.

This decline is entirely attributable to a repricing, without liquidity effect, of future hedging contracts as a result of new accounting principles which reduced fourth quarter profit before taxes by USD 45 million.

`The market is strong and cargo availability good in the most important trades,` says Skaug. `Fleet utilisation is very high, but bunkers prices and charter costs are also at a high level.`
An extensive newbuilding programme is being pursued by WW to secure new and modern tonnage, with 11 ships ordered by the group for delivery in 2006-09.
WW ranks as one of Norway`s most international companies, with 389 offices in 72 countries.
This unique global network was further extended when the group acquired Unitor in the summer of 2005.
The latter company has been incorporated in the wholly owned Wilhelmsen Maritime Services subsidiary, and synergy gains from the merger are estimated at more than USD 30 million per year. These gains are expected to take full effect in 2007, and are likely to total USD 15 million during 2006.
`Our organisation can be trimmed and further efficiency gains realised,` says Skaug. `That means we`ve got room for continued improvements to our results.`
WW expects its net operating profit for 2006, including ordinary financial items, to be in line with the year before.
The management report reflects the WW group`s partner-based ownership structure and underlying operations better than the official accounts.
The same accounting principles are applied in both management report and official accounts, but the former takes a different consolidation approach. That provides more detailed information on the total financial results achieved by the group through its many joint ventures. Both sets of accounts are presented in WW`s report.

Wilh. Wilhelmsen ASA: The Wilh. Wilhelmsen group is a leading international provider of maritime services. With 389 offices in 72 countries, it has some 13 500 employees and employs roughly 22 000 people all told when partly-owned companies are included. See www.ww-group.com.

For further information, contact
Ingar Skaug, group CEO, tel: +47 67 58 41 08
Cecilie Stray, vice president Corporate communications, tel: +47 67 58 41 60 (office),

+47 97 70 08 02 (mobile)

**07.02.2006 08:01**Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**
Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,288,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.288.476 aksjer av klasse A og 251.700 aksjer av klasse B.
**06.02.2006 12:51**Go to complete message from OSE

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**WWI - UNITOR FINALISES SALE OF TEAMTEC AS**

Unitor ASA, a company within the Wilh. Wilhelmsen group has today finalised the agreement for the sale of all of its shares in TeamTec AS to a consortium comprised of TeamTec employees, TeamTec Holding AS with managing director Erling Holm, and a company within the Four Seasons Venture group. The total consideration for the shares is 77 MNOK.

TeamTec AS, based in Tvedestrand, Norway, manufactures marine incinerators used for burning solid waste and sludge oil. Other major TeamTec products include stripping ejectors and fire rated windows of class H-120, A-60 and A-0.

Unitor ASA was acquired by the Wilh. Wilhelmsen group in the summer 2005 and is integrated with Wilh. Wilhelmsen`s subsidiary Wilhelmsen Maritime Services.

---

Unitor har inngått avtale om salg av TeamTec AS

Unitor ASA, et selskap i Wilh. Wilhelmsen gruppen, har i dag inngått avtale om salg av alle aksjene i TeamTec AS til et konsortium bestående av ansatte i TeamTec AS, TeamTec Holding AS med administrerende direktør Erling Holm, og et selskap i Four Seasons Venture gruppen. Det samlede vederlaget for aksjene er 77 MNOK.

TeamTec AS, med base i Tvedestrand, produserer marine forbrenningsovner for brenning av fast avfall og oljeslam. Andre hovedprodukter er ejektorer og brannsikre vinduer av klasse H-120, A-60 og A-0.

Unitor ASA ble sommeren 2005 kjøpt opp av Wilh. Wilhelmsen gruppen og er integrert i Wlh. Wilhelmsen ASAs datterselskap Wilhelmsen Maritime Services.

**31.01.2006 12:15** Go to complete message from OSE

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**WWI - MANDATORY NOTIFICTION**

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,293,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.293.476 aksjer av klasse A og 251.700 aksjer av klasse B.

**31.01.2006 11:22**Go to complete message from OSE

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**WWI - PRESENTATION OF PRELIMINARY ANNUAL RESULTS 2005**

Wilh. Wilhelmsen ASA will present the Preliminary Annual Results for 2005 for analysts, investors and media on Tuesday 7 February 2006 at 08.00 at Shippingklubben, Haakon VIIs gate 1, Oslo.

The presentation will be broadcasted live on Internet. The broadcast will start approx. 08.10 and the presentation material will simultaneously be made available on WW Internet (www.ww-group.com).

Wilh. Wilhelmsen ASA vil presentere det foreløpige årsresultat for 2005 for analytikere, investorer og presse tirsdag 7. februar 2006 kl. 08.00 på Shippingklubben i Haakon VIIs gate 1, Oslo.

Presentasjonen kan følges via webcast på Internett. Sendingen vil starte ca. kl. 08.10. Presentasjonsmaterialet vil samtidig bli lagt ut på WW Internet (www.ww-group.com)

**26.01.2006 13:36** Go to complete message from OSE

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**WWI - MANDATORY NOTIFICATION**

Today Wilh. Wilhelmsen ASA (WW ASA) purchased
50,000
shares of Class A of the Company`s shares from
the wholly
owned company Wilhelmsen Lines Shipowning AS.
The shares
were bought at NOK 237,- per share.

The group`s total holdings of shares in WW ASA
remains 1,298,476 shares of Class A and 251,700
shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA (WW ASA) kjøpte i dag
50.000
aksjer av klasse A av selskapets egne aksjer fra
det
heleide datterselskapet Wilhelmsen Lines
Shipowning AS.
Aksjene ble kjøpt for kr. 237,- pr. aksje.

Konsernets beholdning av egne aksjer etter
transaksjonen er uendret, 1.298.476 aksjer av
klasse A og 251.700 aksjer av klasse B.
**17.01.2006 14:32**Go to complete message from OSE

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 11.01.2006

Meldingstype: --- alle ---

Til: 11.01.2006

06.01.06 10:32 Marked=OB **WWI MANDATORY NOTIFICATION / SALG AV AKSJER I EGET EIE** meldepliktig handel

---

Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group's total holdings of shares in WW ASA are 1,298,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.298.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 11.01.2006
Meldingstype: --- alle --- Til: 11.01.2006

05.01.06 10:33 Marked=OB **WWI** **MANDATORY NOTIFICTION / SALG AV AKSJER I EGET EIE** meldepliktig handel

---

Mandatory Notification

Wilh. Wilhelmsen ASA (WW-ASA) has today sold 5,000 shares of Class A of the company's shares in WW-ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group's total holdings of shares in WW ASA are 1,303,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.303.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 11.01.2006
Meldingstype: --- alle ---
Til: 11.01.2006

05.01.06 10:02 Marked=OB **WWI MANDATORY NOTIFICATION** meldepliktig handel

---

Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) purchased 4 January 50,000 shares of Class A of the Company`s shares from the wholly-owned company Wilhelmsen Lines Shipowning AS. The shares were bought at NOK 257,- per share.

The group`s total holdings of shares in WW ASA remains 1,308,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA (WW ASA) kjøpte 4 Januar 50.000 aksjer av klasse A av selskapets egne aksjer fra det heleide datterselskapet Wilhelmsen Lines Shipowning AS.
Aksjene ble kjøpt for kr. 257,- pr. aksje.

Konsernets beholdning av egne aksjer er uendret, 1.308.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 11.01.2006

Meldingstype: --- alle ---

Til: 11.01.2006

04.01.06 14:28 Marked=OB **WWI MANDATORY NOTIFICATION - PRIMARY INSIDER meldepliktig handel**

---

Today Anders Eckbo, Group Treasurer in Wilh. Wilhelmsen ASA, bought 5000 shares of Class A in Wilh. Wilhelmsen ASA at NOK 148 each. Mr. Eckbo is a primary insider in WW ASA.

After the transaction, Mr. Eckbo's total holdings of shares are 5000 shares of Class A and 0 shares of Class B.

----0000---

Finanssjef Anders Eckbo i Wilh. Wilhelmsen ASA kjøpte i dag 5000 aksjer av klasse A i Wilh. Wilhelmsen ASA (WW) til kurs kr. 148 pr. aksje. Eckbo er primærinnsider i WW ASA.

Etter transaksjonen er Anders Eckbos private beholdning av aksjer 5000 aksjer av klasse A og 0 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

06.01.06 10:32 Marked=OB **WWI** **MANDATORY NOTIFICATION / SALG AV AKSJER I EGET EIE** meldepliktig handel

---

Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group's total holdings of shares in WW ASA are 1,298,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.298.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI | Ant meldinger: 5 | Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL | Til: 11.01.2006

05.01.06 10:33 Marked=OB WWI **MANDATORY NOTIFICTION / SALG AV AKSJER I EGET EIE** meldepliktig handel

---

Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,303,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.303.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL Til: 11.01.2006

05.01.06 10:02 Marked=OB WWI **MANDATORY NOTIFICATION** meldepliktig handel

---

Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) purchased 4 January 50,000 shares of Class A of the Company`s shares from the wholly owned company Wilhelmsen Lines Shipowning AS. The shares were bought at NOK 257,- per share.

The group`s total holdings of shares in WW ASA remains 1,308,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA (WW ASA) kjøpte 4 Januar 50.000 aksjer av klasse A av selskapets egne aksjer fra det heleide datterselskapet Wilhelmsen Lines Shipowning AS.
Aksjene ble kjøpt for kr. 257,- pr. aksje.

Konsernets beholdning av egne aksjer er uendret, 1.308.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

04.01.06 14:28 Marked=OB **WWI MANDATORY NOTIFICATION - PRIMARY INSIDER** meldepliktig handel

---

Today Anders Eckbo, Group Treasurer in Wilh. Wilhelmsen ASA, bought 5000 shares of Class A in Wilh. Wilhelmsen ASA at NOK 148 each. Mr. Eckbo is a primary insider in WW ASA.

After the transaction, Mr. Eckbo`s total holdings of shares are 5000 shares of Class A and 0 shares of Class B.

----0000---

Finanssjef Anders Eckbo i Wilh. Wilhelmsen ASA kjøpte i dag 5000 aksjer av klasse A i Wilh. Wilhelmsen ASA (WW) til kurs kr. 148 pr. aksje. Eckbo er primærinnsider i WW ASA.

Etter transaksjonen er Anders Eckbos private beholdning av aksjer 5000 aksjer av klasse A og 0 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

04.01.06 14:28 Marked=OB WWI **MANDATORY NOTIFICATION /SALG AV AKSJER I EGET EIE** meldepliktig handel

---

Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group's total holdings of shares in WW ASA are 1,308,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.308.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

| | | | |
|---|---|---|---|
| Ticker: WWI | Ant meldinger: 5 | Fra: 01.01.1900 | |
| Meldingstype: MELDEPLIKTIG HANDEL | | Til: 11.01.2006 | |

04.01.06 10:21 Marked=OB **WWI** **MANDATORY NOTIFICATION / SALG AV AKSJER I EGET EIE** meldepliktig handel

---

Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) has today sold 3,000 shares of Class A of the company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group's total holdings of shares in WW ASA are 1,313,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 3.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.313.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

03.01.06 13:58 Marked=OB WWI **MANDATORY NOTIFICATION / SALG AV AKSJER I EGET EIE** meldepliktig handel

---

Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,316,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.316.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

03.01.06 11:06 Marked=OB **WWI MANDATORY NOTIFICATION / SALG AV AKSJER I EGET EIE** meldepliktig handel

---

Mandatory Notification

Wilh. Wilhelmsen ASA (WW ASA) has today sold 10,000 shares of Class A of the company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share. The shares were purchased by persons not listed as primary insiders.

After the transaction, the group's total holdings of shares in WW ASA are 1,321,476 shares of Class A and 251,700 shares of Class B.

\- o 0 o -

Salg av aksjer i eget eie

Wilh. Wilhelmsen ASA har i dag solgt 10.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje. Aksjene ble kjøpt av ansatte som ikke er primærinnsidere.

Konsernets beholdning av egne aksjer etter salget er 1.321.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: OPPKJØP Til: 11.01.2006

02.01.06 10:25 Marked=OB WWI COMPULSORY ACQUISITION OF SHARES IN UNITOR oppkjøp 228K 244K

Wilh. Wilhelmsen ASA which, together with its subsidiaries, is the owner of 19,138,507 shares in Unitor ASA (97.9% of the shares and the voting rights), has today resolved to exercise its right pursuant to section 4-25 in the Norwegian Public Limited Liability Companies Act (the `PLC Act`) to acquire all the 411,144 shares owned by other shareholders in Unitor ASA.

---

Wilh. Wilhelmsen ASA offers the minority shareholders a redemption price of NOK 73.50 per Unitor share, which is the same price as Wilh. Wilhelmsen ASA paid for the 17,425,953 Unitor shares purchased from Umoe Industrier ASA, Folketrygdfondet and Odin Forvaltning pursuant to an agreement dated 19 June 2005, and also equal to the price offered in the mandatory offer made to the shareholders in Unitor ASA in August 2005. The redemption price offered to the minority shareholders has been deposited in a separate account with Nordea Bank Norge.

The offer letter, which is attached hereto, will be sent to all shareholders with a known address. Shareholders who do not raise any objections against or reject the offer at the latest on 10 March 2006, will pursuant to the PLC Act be considered to have accepted the offer.

As a result of the above, Wilh. Wilhelmsen ASA, together with its subsidiaries, are now the owners of all shares in Unitor ASA, and the Board of Directors in Unitor ASA will propose that the shareholders` meeting in Unitor ASA shall resolve that the Company shall request a delisting from the Oslo Stock Exchange of the shares in Unitor ASA.

----

TVUNGEN OVERFØRING AV AKSJER I UNITOR

Wilh. Wilhelmsen ASA, som sammen med datterselskaper eier 19.138.507 aksjer i Unitor ASA (97,9% av aksjene og stemmene), har i dag besluttet å benytte sin rett etter allmennaksjeloven § 4-25 til å erverve alle de 411.144 aksjene som eies av de øvrige aksjeeierne i Unitor ASA.

Wilh. Wilhelmsen ASA tilbyr minoritetsaksjonærene en løsningssum på kr 73,50 pr Unitor aksje, noe som tilsvarer den prisen Wilh. Wilhelmsen ASA betalte for de 17.425.953 Unitor aksjene som ble kjøpt av Umoe Industrier ASA, Folketrygdfondet og Odin Forvaltning ved avtale av 19. juni 2005, og den tilbudsprisen som ble benyttet i det pliktige tilbud i august 2005. Den tilbudte løsningssummen er innbetalt til særskilt konto i Nordea Bank Norge.

Tilbudet, som vedlegges denne meldingen, blir sendt til alle aksjeeiere i Unitor ASA med kjent adresse. Aksjeeiere som ikke har inngitt innsigelser mot eller avslag på tilbudet innen 10. mars 2006, anses etter allmennaksjeloven for å ha akseptert tilbudet.

Som følge av det ovenstående er Wilh. Wilhelmsen ASAs med datterselskaper nå blitt eiere av samtlige aksjer i Unitor ASA, og styret i Unitor ASA vil foreslå overfor selskapets generalforsamling at Unitor aksjene skal søkes strøket fra notering på Oslo Børs.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

02.01.06 09:00 Marked=OB **WWI** **MANDATORY NOTIFICATION/SALG AV AKSJER I EGET EIE** meldepliktig handel

---

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,331,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.331.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

22.12.05 15:51 Marked=OB **WWI MANDATORY NOTIFICATION** meldepliktig handel

---

Ingar Skaug, President and GCEO of Wilh.Wilhelmsen ASA (WW ASA) has today sold 15044 shares of class A in WW ASA to his wholly owned company Startskuddet 559 AS to be renamed Ragni Invest AS. The shares were sold at NOK 220 per share.

After the transaction, Mr. Skaugs personal holdings of shares of class A in WW ASA is 0.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

22.12.05 15:50 Marked=OB **WWI MELDEPLIKTIG HANDEL** meldepliktig handel

---

Konsernsjef Ingar Skaug i Wilh.Wilhelmsen ASA (WW ASA) har idag solgt 15044 aksjer av klasse A i WW ASA til sitt heleide selskap Startskuddet 559 AS under navneendring til Ragni Invest AS. Aksjene ble overdratt til kurs 220 pr. aksje.

Etter transaksjonen har Ingar Skaug personlig ingen aksjer av klasse A i WW ASA.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: FLAGGING

Til: 11.01.2006

08.12.05 09:47 Marked=OB WWI **FLAGGING I WILH. WILHELMSEN ASA** flagging

```
Folketrygdfondet har igår solgt 10.350 A-aksjer i Wilh.
Wilhelmsen ASA, og eier med dette 1.413.950 A-aksjer og
1.060.000 B-aksjer  i selskapet, tilsvarende en eierandel
på 4,98%.
```

OSLO BØRS NewsWeb

Ticker: WWI | Ant meldinger: 5 | Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL | Til: 11.01.2006

07.12.05 11:46 Marked=OB WWI **MANDATORY NOTIFICATION** meldepliktig handel

---

Wilh. Wilhelmsen ASA (WW ASA) has today sold 2,500 shares of Class A of the company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group's total holdings of shares in WW ASA are 1,336,476 shares of Class A and 251,700 shares of Class B.

Wilh. Wilhelmsen ASA har i dag solgt 2.500 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.336.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: EKS.DATO

Til: 11.01.2006

21.11.05 09:10 Marked=OB **WWI** **EX DIVIDEND NOK 4.- TODAY/EX DIVIDENDE NOK 4,- I DAG** eks.dato

```
The shares in Wilh. Wilhelmsen ASA will be
traded ex dividend NOK 4.- today 21 November
2005.

----
Aksjene i Wilh. Wilhelmsen ASA noteres ex
utbytte kr. 4,- i dag 21. november. 2005.
```

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: GENERALFORSAMLINGSINFO
Til: 11.01.2006

18.11.05 12:10 Marked=OB **WWI** **EXTRAORDINARY GENERAL MEETING 2005** generalforsamlingsinfo 101K 83K

On 18 November 2005 an Extraordinary General Meeting (EGM) was held in Wilh. Wilhelmsen ASA (WW ASA).

The EGM adopted the board's proposal to distribute a dividend of NOK 4.00 per share, to be noted ex dividend Monday 21 November 2005.

Enclosed please find Minutes of Meeting from the EGM in WW ASA held on 18 November 2005.

----

---

Den 18. november 2005 ble det avholdt ekstraordinær generalforsamling i Wilh. Wilhelmsen ASA (WW ASA).

Generalforsamlingen vedtok styrets forslag om utdeling av utbytte med NOK 4,00 pr. aksje som noteres ex utbytte mandag 21. november 2005.

Vedlagt oversendes protokoll fra ekstraordinær generalforsamling i WW ASA avholdt 18. november 2005.

OSLO BØRS NewsWeb

Ticker: WWI | Ant meldinger: 5 | Fra: 01.01.1900
Meldingstype: UTBYTTEOPPLYSNINGER | Til: 11.01.2006

18.11.05 08:46 Marked=OB **WWI EX DIVIDEND MONDAY 21 NOVEMBER** utbytteopplysninger

If the Extraordinary General Meeting in Wilh. Wilhelmsen today Friday 18 November 2005 at 11.00 approves the Board`s proposal to pay a dividend of NOK 4.00 per share, the shares will be traded ex dividend on Monday 21 November 2005.

See Summons to the Extraordinary General Meeting published on 28 October 2005.

---

Forutsatt at den ekstraordinære generalforsamling i Wilh. Wilhelmsen i dag fredag 18. november 2005 kl. 11.00 vedtar styrets forslag om å utbetale utbytte på NOK 4,00 per aksje, vil aksjene bli notert ex utbytte mandag 21. november 2005.

Se innkalling til generalforsamling sendt ut den 28. oktober 2005.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

15.11.05 14:56 Marked=OB **WWI MANDATORY NOTIFICATION meldepliktig handel**

---

Wilh. Wilhelmsen ASA (WW) has today sold 10,000 shares
of Class A of the Company's shares in WW as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the company's total holdings of
shares in WW are 1, 338,976 shares of Class A and
251,700 shares of Class B.

Today Sjel Invest AS, wholly owned by Deputy Group CEO and CFO of Wilh. Wilhelmsen ASA Mr. Sjur Galtung, bought 10,000 shares of Class A in WW at NOK 148,- per share. Mr. Galtung is a primary insider in WW ASA.

After the transaction Sjur Galtung controls through Sjel Invest AS 53,382 shares of Class A and 24,478 shares of Class B.

----0000---

Wilh. Wilhelmsen ASA (WW) har i dag solgt 10.000 aksjer av klasse
A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er
1.338.976 aksjer av klasse A og 251.700 aksjer av klasse B.

Visekonsernsjef i Wilh. Wilhelmsen ASA, Sjur Galtung, har i dag gjennom sitt heleide selskap Sjel Invest AS kjøpt 10.000 aksjer av klasse A i WW til kurs kr. 148 pr. aksje. Galtung er primærinnsider i WW ASA.

Etter transaksjonen kontrollerer Sjur Galtung gjennom selskapet Sjel Invest AS 53.382 aksjer av klasse A og 24.478 aksjer av klasse B.

10.11.05 09:22 Marked=OB WWI **WMS SELLS BASS / WMS SELGER BASS** andre børsmeldinger

Wilh. Wilhelmsen ASA's wholly-owned Wilhelmsen Maritime Services (WMS) sells out of BASS.

WMS has decided to sell its 82.5% share of the software company BASS to the BASS management team, owning the remaining 17.5% share. The agreement was concluded on 9 November.

---

The agreement is motivated by the fact that WMS no longer finds it suitable to be both an owner and a customer. Barber Ship Management, which is part of WMS, will still have contracts with BASS regarding different applications.

Per Steinar Upsaker will continue as managing director. There will be no changes in the company structure as a consequence of the agreement.

---

Wilh. Wilhelmsen ASAs heleide selskap Wilhelmsen Maritime Services (WMS) selger BASS.

WMS selger sin eierandel på 82,5% av programvareleverandøren BASS til ledelsen i BASS, som allerede eier de øvrige 17,5% Kontrakten ble undertegnet 9. november.

Salget er motivert av at WMS ikke finner det hensiktsmessig å blande rollene som stor eier og kunde. Barber Ship Management, som inngår i WMS, vil fortsatt ha kontrakter med BASS på ulike applikasjoner.

Per Steinar Upsaker fortsetter som administrerende direktør i BASS, og det skjer ingen endringer i selskapets struktur som følge av salget.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: GENERALFORSAMLINGSINFO
Til: 11.01.2006

28.10.05 15:19 Marked=OB WWI **EXTRAORDINARY GENERAL MEETING** generalforsamlingsinfo 354K 356K

There will be held an Extraordinary General Meeting (EGM) in Wilh. Wilhelmsen ASA on Friday 18 November 2005 at 11:00 at the Company`s premises at Strandveien 20, 1366 Lysaker. Summons to the EGM in English and Norwegian in pdf-format are attached on www.newsweb.no.

---

Wilh. Wilhelmsen ASA avholder ekstraordinær generalforsamling fredag 18. november 2005 kl. 11.00 i selskapets lokaler, Strandveien 20, Lysaker. Innkalling på norsk og engelsk i pdf-format er vedlagt på www.newsweb.no.

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: DELÅRSRESULTAT Til: 11.01.2006

27.10.05 08:30 Marked=OB **WWI RESULTAT FOR 3. KVARTAL 2005** delårsresultat 789K 1103K 1142K

GODT RESULTAT FOR WW

(Lysaker, 27. oktober 2005 ) Wilh. Wilhelmsen ASA (WW) fortsetter å levere gode resultater. Nå varsler selskapet et utbytte til på NOK 4. Blir det vedtatt på ekstraordinær generalforsamling 18. november, vil WW ASA ha utbetalt til sammen NOK 8 i utbytte i 2005.

Selskapet leverer det samme solide resultat i tredje kvartal som WW ASA leverte for tilsvarende periode i fjor, justert for betydelige engangsposter og det nylig gjennomførte oppkjøpet av Unitor. Driftsresultatet for tredje kvartal endte på USD 39 millioner, mot USD 64 millioner i tredje kvartal 2004.

Driftsinntektene for tredje kvartal 2005 var på USD 603 millioner, mot USD 460 millioner samme periode i fjor. WW oppnådde et resultat før skatt for tredje kvartal 2005 på USD 51 millioner, mot USD 59 millioner i samme periode i fjor. Resultat etter skatt for tredje kvartal var på USD 45 millioner, mot USD 50 millioner.

- Tredje kvartal var preget av sesongsvingninger på grunn ferielukking ved bilfabrikker i Europa og streik hos Hyundai og Kia i Korea. Aktivitetsnivået etter september er oppe på et høyt nivå, sier konsernsjef Ingar Skaug i WW ASA..

Hittil i år har konsernet WW ASA et driftsresultat på USD 165 millioner, mens det i tilsvarende periode i fjor var på USD 155 millioner. Samlede driftsinntekter til og med 30. september var på USD 1 599 millioner, mot USD 1 344 millioner for samme periode i fjor.

Resultat før skatt var på USD 189, mens det for årets tre første kvartal i fjor var på USD 140 millioner. Resultat etter skatt endte på USD 173 millioner, mot USD 121 millioner for samme periode i fjor.

Markedet for bilfrakt, tung rullende last og statisk last er sterkt og lastetilgangen god i de viktigste fartsområdene. Synkende oljepriser betyr at de høye bunkersprisene kan komme til å reduseres. Effektivisering av operasjonen i WWs datterselskaper og økt samarbeid mellom selskapene bidrar ytterligere til resultatet. WW har nå 382 kontorer i 72 land, etter oppkjøpet av Unitor.

- Etter integrasjonen av Unitor er vi et av Norges mest internasjonale selskaper, med et globalt nettverk som dekker de fleste maritime transportårer. Mange av selskapene våre har kontorer i de samme byene. Vi vet vi kan trimme organisasjonen, hente inn effektivitetsgevinster og dermed få ytterligere resultatforbedringer fremover, sier Skaug.

WW forventer at resultatet for 2005 blir klart bedre enn resultatet for 2004, med forbehold om verdiendringer av finansielle instrumenter.

Managementrapporten avspeiler WW konsernets partnerskapsbaserte eierstruktur og underliggende drift bedre enn det offisielle regnskapet. Regnskapsprinsippene er like i managementrapporten og det offisielle regnskapet,

men managementrapporten baseres på en annen konsolideringsmetode. Den gir mer utfyllende informasjon om konsernets totale økonomiske resultater oppnådd gjennom de mange samarbeidsselskapene. Begge regnskapene gjengis i WW rapporten.

Wilh. Wilhelmsen ASA: Den maritime gruppen Wilh. Wilhelmsen er en ledende internasjonal leverandør av maritime servicetjenester. Konsernet har rundt 13 250 ansatte og sysselsetter cirka 21 000 medarbeidere når deleide selskaper inkluderes. WW har 382 kontorer i 72 land. Se: www.ww-group.com

For ytterligere kommentarer kontakt: Konsernsjef Ingar Skaug, telefon (+47) 67 58 41 08 eller kommunikasjonsdirektør Cecilie Stray, telefon (+47) 67 58 41 60 (kontor), (+47) 97 70 08 02 (mobil)

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: DELÅRSRESULTAT Til: 11.01.2006

27.10.05 08:30 Marked=OB **WWI RESULTS FOR THE THIRD QUARTER** delårsresultat 734K 1103K 1142K

Good result for WW

Attachments on www.newsweb.no

---

(Lysaker, 27 October 2005). Wilh. Wilhelmsen ASA (WW) is continuing to deliver good results, and has now proposed an additional dividend of NOK 4 per share. Subject to approval by an extraordinary general meeting on 18 November, this will bring the total dividend payment by WW for 2005 to NOK 8 per share.

Adjusted for substantial one-off items and the recently-completed acquisition of Unitor, the company delivered the same solid result for the third quarter as it did in the same period of 2004. Net operating profit for the third quarter was USD 39 million, compared with USD 64 million in the same period of last year.

Total operating income for the third quarter came to USD 603 million as against USD 460 million for the same period of last year. Profit was USD 51 million before tax, compared with USD 59 million for July-September last year, and USD 45 million after tax as against USD 50 million.

`The third quarter was characterised by seasonal fluctuations because of summer holidays at car factories in Europe and a strike at Hyundai and Kia in Korea,` says WW chief executive Ingar Skaug. `Activity since 30 September has reached a high level.`

The first nine months of 2005 yielded a net operating profit of USD 165 million, compared with USD 155 million for the same period of last year. Total operating income was USD 1 599 million as against USD 1 344 million. Profit came to USD 189 million before tax, as against USD 140 million, and USD 173 million after tax compared with USD 121 million.

The market for car carrying, high and heavy cargoes and non-containerised cargoes is strong, with good cargo availability in the most important trades.

Declining oil prices mean that the high cost of bunkers could fall. Operational efficiency improvements at WW`s subsidiaries and greater cooperation between these companies are also contributing to the results.

Following its acquisition of Unitor, WW now has 382 offices in 72 countries.

`The integration of Unitor makes us one of Norway`s most international companies, with a global network covering the great majority of maritime trade lines,` says Mr Skaug.

`Many of our companies have offices in the same towns. We know we can fine tune our organisation, take out efficiency gains and thereby improve our results even further in the time to come.`

WW expects its results for 2005 to represent a clear improvement from last year, providing no changes occur in the value of financial instruments.

The management report reflects the WW group`s partner-based ownership structure and underlying

operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former takes a different consolidation approach. That provides more detailed information on the total financial results achieved by the group through its many joint ventures. Both sets of accounts are presented in WW`s interim report.

Wilh. Wilhelmsen ASA: The Wilh. Wilhelmsen group is a leading international provider of maritime services. With 382 offices in 72 countries, it employs some 13 250 people and has roughly 21 000 employees all told when partly-owned companies are included. See www.ww-group.com.

For further information, contact
Ingar Skaug, president and CEO, tel: +47 67 58 41 08
Cecilie Stray, vice president corporate communications, tel: +47 67 58 41 60 (office), +47 97 70 08 02 (mobile

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: FINANSIELL KALENDER
Til: 11.01.2006

26.10.05 09:49 Marked=OB **WWI** **FINANCIAL CALENDAR 2006** finansiell kalender

Planned dates for presentation of periodic results and Annual General Meeting in Wilh. Wilhelmsen ASA in 2006 are as follows:

---

Planlagte datoer for rapportering og generalforsamling i Wilh. Wilhelmsen ASA i 2006 er som følger:

8 February:
Presentation of the Preliminary Annual Results 2005 (Foreløpig årsresultat 2005)

3 May:
Presentation of the Results for 1Q 2006 (1. kvartal 2006)

4 May:
Annual General Meeting (Generalforsamling)

1 August:
Presentation of the Results for 1 Half 2006 (1. halvår 2006)

27 October: Presentation of the Results for 3Q 2006 (3. kvartal 2006)

Dates are given with reservations in case of changes.

OSLO BØRS NewsWeb

Ticker: WWI | Ant meldinger: 5 | Fra: 01.01.1900
Meldingstype: FINANSIELL KALENDER | Til: 11.01.2006

17.10.05 15:31 Marked=OB WWI **PRESENTATION OF RESULTS 3 QUARTER 2005** finansiell kalender

Wilh. Wilhelmsen ASA will present the results for the third quarter 2005 for analysts, investors and media on Thursday 27 October 2005 at 08.30 in the company's offices at Strandveien 20, Lysaker.

Please notify the Corporate communications department of your intention to participate via e-mail to ww-group@ww-group.com.

---

Wilh. Wilhelmsen ASA vil presentere resultatene for 3. kvartal 2005 for analytikere, investorer og presse torsdag 27. oktober 2005 kl. 08.30 på selskapets kontor i Strandveien 20, Lysaker.

Vennligst gi beskjed om deltakelse til Kommunikasjonsavdelingen pr. e-mail til ww-group@ww-group.com.

OSLO BØRS NewsWeb

Ticker: WWI | Ant meldinger: 5 | Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL | Til: 11.01.2006

14.10.05 08:01 Marked=OB **WWI MANDATORY NOTIFICATION** meldepliktig handel

On 14 October 2005, Wilh. Wilhelmsen ASA (WW) sold 5,000 shares of Class A of the Company's shares in WW as part of the option scheme for leading personnel to buy shares in the company.

The shares were sold at NOK 148.- per share.

After the transaction, the company's total holdings of shares in WW are 1,348,976 shares of Class A and 251,700 shares of Class B.

---

Wilh. Wilhelmsen ASA har 14. oktober 2005 solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.348.976 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

04.10.05 14:08 Marked=OB **WWI MANDATORY NOTIFICATION** meldepliktig handel

---

Wilh. Wilhelmsen ASA (WW) has today sold 2,500 shares of Class A of the Company's shares in WW as part of the option scheme for leading personnel to buy shares in the company.

The shares were sold at NOK 148.- per share.

After the transaction, the company's total holdings of shares in WW are 1,353,976 shares of Class A and 251,700 shares of Class B.

Wilh. Wilhelmsen ASA har i dag solgt 2.500 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.353.976 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

30.09.05 15:31 Marked=OB WWI **WWI MANDATORY NOTIFICATION** meldepliktig handel

---

Wilh. Wilhelmsen ASA (WW) has today sold 5,000 shares of Class A of the Company's shares in WW as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the company's total holdings of shares in WW are 1, 356,476 shares of Class A and 251,700 shares of Class B.

Today Bjørn Tønsberg, Senior Vice President of Barwil Agencies AS, bought 5000 shares of Class A in Wilh. Wilhelmsen ASA at NOK 148 each. Mr. Tønsberg is a primary insider in WW ASA.

After the transaction, Mr. Tønsberg's total holdings of shares are 5046 shares of Class A and 210 shares of Class B.

----0000---

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.356.476 aksjer av klasse A og 251.700 aksjer av klasse B.

Daglig leder Bjørn Tønsberg i Barwil Agencies AS kjøpte i dag 5000 aksjer av klasse A i Wilh. Wilhelmsen ASA (WW) til kurs kr. 148 pr. aksje. Tønsberg er primærinnsider i WW ASA.

Etter transaksjonen er Bjørn Tønsbergs private beholdning av aksjer 5046 aksjer av klasse A og 210 aksjer av klasse B.

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: ANDRE BØRSMELDINGER Til: 11.01.2006

28.09.05 09:49 Marked=OB WWI **NOTIFICATION REGARDING GLOVIS IPO** andre børsmeldinger

The Wilh. Wilhelmsen group's 25 per cent owned company, GLOVIS Co. Ltd., is planning an initial public offering (IPO) at the Korean Stock Exchange at the end of 2005. The intention is that the share issue will comprise 20 per cent of the share capital after the IPO.

Wilh. Wilhelmsen (WW) is positive to this IPO as it increases the liquidity of the shareholding and supports further profitable growth.

---

WW acquired the stake in Glovis Co. Ltd. in 2004 pursuant to its strategy to be a major global provider of transportation and logistic services to the automotive industry.

Glovis is a major provider of comprehensive logistical services both in Korea and overseas.

------
Melding om børsnotering og emisjon i Glovis

Glovis Co. Ltd., et selskap som er eiet 25 % av Wilh. Wilhelmsen-gruppen (WW), planlegger børsnotering ved den koreanske børs (Korean Stock Exchange) kombinert med en emisjon mot slutten av 2005. Intensjonen er at nye aksjer vil utgjøre 20 prosent av aksjekapitalen etter emisjonen. WW ser positivt på børsnotering av Glovis siden dette vil øke likviditeten i aksjebeholdningen og støtte fremtidig økonomisk vekst.

WW kjøpte sin andel i Glovis Co. Ltd. i 2004 i tråd med sin strategi om å bli en stor internasjonal leverandør av transport- og logistikktjenester til bilindustrien.

Glovis er en stor leverandør av omfattende logistikktjenester både i Korea og utenlands.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: OPPKJØP

Til: 11.01.2006

16.09.05 15:51 Marked=OB **WWI WILH. WILHELMSEN ACQUISITION OF UNITOR SHARES** oppkjøp

Wilh. Wilhelmsen ASA (WW) had on 14 July this year acquired 18 082 283 shares in Unitor ASA. After the acquisitions, WW owned 93.81% of the shares, which triggered a mandatory offer to buy the remaining shares in the company.

When the offer period expired, WW had received 565 positive responses for a total of 682 630 shares. In addition WW had bought 90 591 shares in the market. WW now owns 18 855 504 shares in Unitor, which is 97.82% of the outstanding shares in the company. Pursuant to the regulations of The Norwegian Public Liabiltity Companies Act, WW will consider a compulsory takeover of the remaining outstanding shares in Unitor at a later stage.

-----------

Wilh. Wilhelmsen ASA (WW) hadde den 14. juli d.å. ervervet 18 082 283 aksjer i Unitor. Etter kjøpene var WW eier av 93,81% av aksjene i Unitor, noe som utløste tilbudsplikt.

Etter utløpet av tilbudsperioden har WW mottatt totalt 565 aksepter på til sammen 682 630 aksjer. I tillegg har WW kjøpt 90 591 aksjer i markedet. Etter dette eier WW nå 18 855 504 aksjer i Unitor, tilsvarende 97.82% av utestående aksjer. I tråd med allmennaksjelovens regler vil WW på et senere tidspunkt vurdere å tvangsinnløse de resterende aksjonærene i Unitor.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

16.09.05 09:11 Marked=OB **WWI MANDATORY NOTIFICATION. meldepliktig handel**

---

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,361,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.361.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: ANDRE BØRSMELDINGER Til: 11.01.2006

16.09.05 08:13 Marked=OB **WWI WW AND SVITZERWIJSMULLER TO ESTABLISH JOINT COMPANY** andre børsmeldinger

Abeer Marine Services (AMS), a company in the Wilh. Wilhelmsen group (WW), will establish a joint operating company with the Maersk-owned SvitzerWijsmuller (SW).

The joint company will be named Express Offshore Transport Pte. Ltd. WW and SW will each own 50 per cent. The company will be based in Singapore.

Subject all relevant approvals, the company will be operational as of 1 November 2005.

---

The application for approval of the new joint company is being considered by the European Commission under the EC Merger Regulation.

Express Offshore Transport will after the merger deploy a fleet of 55 light supply vessels, ranging from 68 to 135 feet, of which 6 are under construction. The vessels will offer the oil industry in The Arabian Gulf and Asia offshore transportion of personnel and supplies to oil installations.

AMS is owned by WW`s wholly owned subsidiary Wilhelmsen Offshore & Chartering AS.

-----

WW og SvitzerWijsmuller vil inngå samarbeid

Wilh. Wilhelmsen ASAs (WW) heleide selskap Abeer Marine Services (AMS) vil inngå et samarbeid med Maersk-eide SvitzerWijsmuller (SW) gjennom opprettelse av et felleseid operasjonsselskap.

Det sammenslåtte selskapet får navnet Express Offshore Transport Pte. Ltd., hvorav WW og SW får en eierandel på 50 prosent hver. Selskapet får hovedkontor i Singapore.

Under forutsetning av at alle relevante godkjennelser oppnås, vil selskapet være operativt fra 1. november 2005.

Søknad om godkjenning av det nye felleseide selskapet behandles av EUs konkurransemyndigheter.

Express Offshore Transport vil etter sammenslåingen disponere 55 lette supplybåter, i størrelsesorden 68 til 135 fot, hvorav 6 er under bygging. Båtene tilbyr oljeindustrien i den arabiske gulf og Asia offshore service i form av transport av personell og utstyr til oljeinstallasjoner.

AMS er eid av WWs konsernselskap Wilhelmsen Offshore & Chartering AS.

OSLO BØRS NewsWeb

Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL Til: 11.01.2006

13.09.05 09:42 Marked=OB **WWI MANDATORY NOTIFICATION** meldepliktig handel

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group`s total holdings of shares in WW ASA are 1,366,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.366.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

07.09.05 15:17 Marked=OB **WWI MANDATORY NOTIFICATION** meldepliktig handel

---

On 7 September 2005, Bjørn Tønsberg, Senior Vice President of Barwil Agencies AS, sold 3,500 shares of Class A in Wilh. Wilhelmsen ASA at NOK 230 each. Mr. Tønsberg is a primary insider in WW ASA.

After the transaction, Mr. Tønsberg's total holdings of shares are 46 shares of Class A and 210 shares of Class B.

----0000---

Daglig leder Bjørn Tønsberg i Barwil Agencies AS solgte 7. september 2005 3500 aksjer av klasse A i Wilh. Wilhelmsen ASA (WW) til kurs kr. 230 pr. aksje. Tønsberg er primærinnsider i WW ASA.

Etter transaksjonen er Bjørn Tønsbergs private beholdning av aksjer 46 aksjer av klasse A og 210 aksjer av klasse B.

OSLO BØRS NewsWeb
Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

06.09.05 15:35 Marked=OB WWI **MANDATORY NOTIFICATION.** meldepliktig handel

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group's total holdings of shares in WW ASA are 1,371,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.371.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

01.09.05 11:35 Marked=OB **WWI MANDATORY NOTIFICATION CORR*. meldepliktig handel**

(*This message was by a mistake posted at WWIB 30. august 2005, and is also a correction of message posted 31. august 2005)

Wilh. Wilhelmsen ASA (WW ASA) has 30. august sold 5,000 shares of Class A of the company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After this transaction, and the transaction 31. august 2005, the group's total holdings of shares in WW ASA are *1,376,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

(*Denne melding ble ved en feil lagt ut på WWIB 30. august 2005, og gir derfor også en korreksjon til melding lagt ut 31. august 2005)

Wilh. Wilhelmsen ASA har 30. august solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget 30. og 31. august er *1.376.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

- 31.08.05 12:53 Marked=OB **WWI** **MELDEPLIKTIG HANDEL** meldepliktig handel

---

Wilh. Wilhelmsen ASA (WW ASA) has today sold 3500 shares of Class A of the company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group's total holdings of shares in WW ASA are 1,381,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA har i dag solgt 3500 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.381.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

31.08.05 12:33 Marked=OB WWI MELDEPLIKTIG HANDEL meldepliktig handel

---

Advokat Bjørn Berggrav i Wilh.Wilhelmsen ASA har idag solgt 500 aksjer av klasse i selskapet til kurs 215. Berggravs beholding av aksjer i Wilh.Wilhelmsen ASA etter salget er 4088 A og 4000 B.

Bjørn Berggrav, Legal Counsel in Wilh.Wilhemsen ASA, has today sold 500 shares of class A in the company at a price of NOK 215 per share. Berggrav`s holding of shares in Wilh.Wilhelmsen ASA after the sale is 4088 of class A and 4000 of class B

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

29.08.05 14:02 Marked=OB WWI **MANDATORY NOTIFICATION.** meldepliktig handel

---

Wilh. Wilhelmsen ASA (WW ASA) has today sold 10,000 shares of Class A of the company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the group's total holdings of shares in WW ASA are 1,384,976 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA har i dag solgt 10.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.384.976 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

16.08.05 08:54 Marked=OB **WWI** **MANDATORY NOTIFICATION.** meldepliktig handel

Wilh. Wilhelmsen ASA (WW ASA) purchased 12 August 100,000 shares of Class A of the Company`s shares from the wholly owned company Wilhelmsen Lines Shipowning AS. The shares were bought at NOK 206,50.- per share.

WW ASA has 1,394,976 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA (WW ASA) kjøpte 12. august 100.000 aksjer av klasse A av selskapets egne aksjer fra det heleide datterselskapet Wilhelmsen Lines Shipowning AS. Aksjene ble kjøpt for kr. 206,50,- pr. aksje.

WW ASA har 1.394.976 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL Til: 11.01.2006

11.08.05 12:25 Marked=OB **WWI SALG AV AKSJER I EGET EIE meldepliktig handel**

---

WWI - Mandatory Notification.

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the Company's shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the company's total holdings of shares in WW ASA are 1,394,976 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.394.976 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

09.08.05 12:03 Marked=OB **WWI MANDATORY NOTIFICATION meldepliktig handel**

On 9 August 2005, Sjel Invest AS wholly owned by Deputy Group CEO and CFO of Wilh. Wilhelmsen ASA (WW ASA) Mr. Sjur Galtung, sold 20,000 shares of Class A in WW ASA at NOK 207 each. Mr. Galtung is a primary insider in WW ASA.

After the transaction, Sjel Invest AS total holdings of shares are 43,382 shares of Class A and 24,478 shares of Class B.

----0000---

9. august har visekonsernsjef i Wilh. Wilhelmsen ASA (WW ASA), Sjur Galtung gjennom sitt heleide selskap Sjel Invest AS solgt 20.000 aksjer av klasse A i WW ASA til kurs kr. 207 pr. aksje. Galtung er primærinnsider i WW ASA.

Etter transaksjonen er Sjel Invest AS ved Sjur Galtungs beholdning av aksjer 43.382 aksjer av klasse A og 24.478 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

02.08.05 08:01 Marked=OB WWI **WWI - MANDATORY NOTIFICATION PRIMARY INSIDER CORR**** meldepliktig handel

On 1 august 2005, Bjørn Tønsberg, Senior Vice President of Barwil Agencies AS, sold 1,500 shares of Class A in WW ASA at NOK 221.67 each. Mr. Tønsberg is a primary insider in WW ASA.

After the transaction, Mr. Tønsberg`s total holdings of shares are 3.546 shares of Class A and 2,760 shares of Class B.

----0000---

Daglig leder Bjørn Tønsberg i Barwil Agencies AS solgte 1. august 2005 1500 aksjer av klasse A i Wilh. Wilhelmsen ASA (WW) til kurs kr. 221,67 pr. aksje. Tønsberg er primærinnsider i WW ASA.

Etter transaksjonen er Bjørn Tønsbergs private beholdning av aksjer 3.546 aksjer av klasse A og 2.260 aksjer av klasse B.

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL Til: 11.01.2006

01.08.05 16:12 Marked=OB WWI **MANDATORY NOTIFICATION/MELDEPLIKTIG HANDEL** meldepliktig handel

---

On 1 august 2005, Bjørn Tønsberg, Senior Vice President of Barwil Agencies AS, sold 1,500 shares of Class A in WW ASA at NOK 221.57 each. Mr. Tønsberg is a primary insider in WW ASA.

After the transaction, Mr. Tønsberg`s total holdings of shares are 3.546 shares of Class A and 2,760 shares of Class B.

----0000---

Daglig leder Bjørn Tønsberg i Barwil Agencies AS solgte 1. august 2005 1500 aksjer av klasse A i Wilh. Wilhelmsen ASA (WW) til kurs kr. 221,67 pr. aksje. Tønsberg er primærinnsider i WW ASA.

Etter transaksjonen er Bjørn Tønsbergs private beholdning av aksjer 3.546 aksjer av klasse A og 2.260 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

01.08.05 14:57 Marked=OB WWI **WWI - MANDATORY NOTIFICATION/SALG AV AKSJER I EGET EIE** meldepliktig handel

Wilh. Wilhelmsen ASA (WW ASA) has today sold 2,500 shares of Class A of the Company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the company`s total holdings of shares in WW ASA are 1,399,976 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA har i dag solgt 2.500 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.399.976 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

29.07.05 11:36 Marked=OB **WWI MANDATORY NOTIFICATION - PRIMARY INSIDER meldepliktig handel**

Ingar Skaug, President and GCEO of Wilh. Wilhelmsen ASA (WW ASA) has today sold 6,000 shares of Class A in WW ASA in order to cover a tax bill. Mr. Skaug is a primary insider in WW ASA.

The shares were sold at NOK 210.50 per share.

After the transaction, Mr. Skaug's total holdings of shares are 15,044 shares of Class A and 1,550 shares of Class B.

---

Konsernsjef Ingar Skaug i Wilh. Wilhelmsen ASA (WW ASA) har i dag solgt 6.000 aksjer av klasse A i WW ASA til kurs kr. 210,50,-. Salget skjer for å dekke en skatteregning. Skaug er primærinnsider i WW ASA.

Etter transaksjonen er Ingar Skaugs private beholdning av aksjer 15.044 aksjer av klasse A og 1.550 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: DELÅRSRESULTAT
Til: 11.01.2006

28.07.05 08:30 Marked=OB WWI **RESULTS FOR THE FIRST HALF/ RESULTATER 1.HALVÅR 2005** delårsresultat 291K 192K 556K

---

Continued progress characterised results for Wilh. Wilhelmsen ASA (WW) in the first half of 2005. The group has never delivered such high quarterly figures.

WW`s net operating profit for the second quarter was USD 72 million, an improvement of USD 15 million from the same period of 2004.

Profit before tax for the quarter came to USD 64 million, compared with USD 51 million for April-June last year.

The first half of 2005 yielded a total operating income of USD 986 million, compared with USD 874 million for the same period of last year. Profit before tax for the first half came to USD 136 million as against USD 80 million for the same period of 2004.

Shipment of cars, high and heavy cargoes and non-containerised cargoes made the biggest contribution to the record results. Operational efficiency improvements at WW`s subsidiaries and greater cooperation between these companies also contributed.

WW`s three principal activities are shipping, logistics and maritime services. In line with its ambition of developing the Wilhelmsen Maritime Services (WMS) subsidiary to play a leading role in this sector, WW recently acquired the listed Norwegian company Unitor. The purchase price for all the Unitor shares will be just over NOK 1.4 billion.

WW expects the result for 2005 to represent a clear improvement from last year, providing no changes occur in the value of financial instruments.

Attachments on www.newsweb.no
----
Fortsatt fremgang preger Wilh. Wilhelmsen ASAs (WW) halvårsresultat. Aldri tidligere har WW levert et så høyt kvartalsresultat.

WWs driftsresultat for 2. kvartal 2005 var på USD 72 millioner. Det er en fremgang på USD 15 millioner i forhold til driftsresultatet for tilsvarende kvartal 2004.

Kvartalsresultatet før skatt endte på USD 64 millioner, mot USD 51 millioner i andre kvartal 2004.

Selskapets driftsinntekter for første halvår 2005 var på USD 986 millioner sammenlignet med USD 874 millioner for samme periode i 2004. Resultat før skatt for årets seks første måneder er på USD 136 millioner, mot USD 80 millioner i tilsvarende periode i fjor.

Det er et sterkt marked for frakt av biler, samt tung, rullende last og statisk last som bidrar til selskapets rekordresultat. Effektivisering av operasjonen i WWs datterselskaper og økt samarbeid mellom selskapene bidrar ytterligere til resultatet.

WWs tre hovedaktiviteter er shipping, logistikk og maritime servicetjenester. I tråd med ambisjonen om å utvikle datterselskapet Wilhelmsen Maritime Services (WMS) til å innta en ledende rolle i den maritime serviceindustrien, kjøpte WW nylig opp børsnoterte Unitor. Kjøpspris for samtlige Unitor-aksjer blir på i overkant av NOK 1,4 milliarder.

WW forventer at resultatet for 2005 blir klart bedre enn resultatet for 2004, med forbehold om verdiendringer av finansielle instrumenter.

Se vedlegg på www.newsweb.no

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: FINANSIELL KALENDER
Til: 11.01.2006

14.07.05 15:31 Marked=OB WWI **PRESENTATION OF RESULTS FIRST HALF 2005** finansiell kalender

Wilh. Wilhelmsen ASA will present the results for the first half 2005 for analysts, investors and media on Thursday 28 July 2005 at 08:30 in the company's offices at Strandveien 20, Lysaker.

---

Wilh. Wilhelmsen ASA vil presentere resultatene for 1. halvår 2005 for analytikere, investorer og presse torsdag 28. juli 2005 kl. 08.30 på selskapets kontor i Strandveien 20, Lysaker.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

20.06.05 15:07 Marked=OB **WWI MANDATORY NOTIFICATION/ SALG AV EGNE AKSJER** meldepliktig handel

Wilh. Wilhelmsen ASA (WW ASA) has today sold 3,000 shares of Class A of the Company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the company`s total holdings of shares in WW ASA are 1,402,476 shares of Class A and 251,700 shares of Class B.

- o 0 o -

Wilh. Wilhelmsen ASA har i dag solgt 3.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.402.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: OPPKJØP Til: 11.01.2006

20.06.05 08:29 Marked=OB WWI **WWI ACQUIRES 90.4 PER CENT OF UNITOR SHARES** oppkjøp 80K 103K

Wilh. Wilhelmsen acquires 90.4 per cent of the outstanding shares in Unitor

Wilh. Wilhelmsen ASA reached agreement on 19 June 2005 with Umoe Industri AS, the Norwegian National Insurance Scheme Fund and Odin Forvaltning on acquiring their 17 425 953 shares in Unitor ASA at a price of NOK 73.50 per share. This corresponds to 90.4 per cent of the outstanding shares in the company.

The share transfer will take place as soon as the necessary approvals are obtained from the competition authorities in those countries where Unitor and the Wilh. Wilhelmsen group have activities of some size. This process is expected to take about four weeks.

Payment will take the form of a cash settlement as soon as the shares have been transferred. Should the transfer take place after 15 July 2005, the sellers will also receive interest at a rate of 3.17 per cent per annum from that date.This settlement will be based on a combination of liquid funds and draw-downs on existing loan facilities in the Wilh. Wilhelmsen group.

The price being paid per share represents a premium of 32 per cent above the buying price of NOK 55.50 for Unitor shares at 17 June 2005, and 30 per cent above the average volume-weighted sales price of NOK 56.50 over the past month.

Pursuant to section 4-1 of the Norwegian Securities Trading Act, the acquisition will require Wilh. Wilhelmsen to make a mandatory offer for the remaining shares. Agreement has been reached with the board of Unitor that the latter will not issue new shares or sell any of its own holding of 273 714 shares without the consent of Wilh. Wilhelmsen.

Unitor is a leading global supplier of products and services to the maritime industry, with 1 439 employees at 31 December 2004. It comprises two divisions. Products and services are delivered by Unitor Ships Service to vessels in service through a network of 70 directly-owned offices and 154 agents in 75 countries. Unitor Ships Equipment supplies equipment and systems for fire protection, safety, incineration and insulation to the global shipbuilding industry.

Operating profit for Unitor in 2004 came to NOK 118 million, with a pre-tax profit of NOK 112 million. The company reported an operating profit of NOK 25 million for the first quarter of 2005.

This acquisition accords with Wilh. Wilhelmsen`s strategy of developing its Wilhelmsen Maritime Services (WMS) subsidiary into a leading global network for the sale of products and services to the maritime sector. Through its Barber International and Barwil companies, WMS already covers technical management and maintenance of vessels, crewing and agency services. It is represented by 282 offices in 66 countries and has roughly 3 100 land-based employees.

Unitor will complement the range of WMS services with its leading position in the fields of chemical and safety products as well as maintenance and repair.

Total synergy gains are estimated at USD 15-20 million per year, including income synergies related to expected cross-sales between the Unitor and WMS customer portfolios. Cost synergies relate to global overlaps between distribution networks in the two companies, which are likely to yield substantial savings in administration, IT, logistics and offices. WMS will not need to invest as much as previously anticipated in IT systems, and integration costs are

expected to account for about one year`s synergy gains.

Wilh. Wilhelmsen`s financial adviser for the transaction has been Fondsfinans.

A press and analyst conference on the acquisition will be held in Wilh. Wilhelmsen`s premises at Strandveien 20 in Lysaker from 11.00 today, 20 June.

Further information, including pro forma consolidated accounting figures for Wilh. Wilhelmsen and Unitor, can be found at www.ww-group.com.

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: OPPKJØP Til: 11.01.2006

20.06.05 08:29 Marked=OB WWI **WWI KJØPER 90,4% AV UTESTÅENDE AKSJER I UNITOR** oppkjøp 77K 103K

Wilh. Wilhelmsen kjøper 90,4% av utestående aksjer i Unitor

Wilh. Wilhelmsen ASA har 19. juni 2005 inngått avtale med Umoe Industri AS, Folketrygdfondet og Odin forvaltning om å kjøpe deres til sammen 17.425.953 aksjer i Unitor ASA til kurs NOK 73,50 pr. aksje. Kjøpet tilsvarer 90,4% av utestående aksjer.

---

Aksjeoverdragelsen vil finne sted så snart nødvendige godkjennelser er oppnådd fra konkurransemyndighetene i de landene Unitor og Wilh. Wilhelmsen Konsern har virksomheter av en viss størrelse. En slik prosess forventes å ta ca. 4 uker.

Betaling for aksjene vil skje i form av kontant oppgjør straks aksjeoverdragelsen har funnet sted. Dersom overdragelsen skjer etter 15. juli 2005, vil selgerne av aksjer i tillegg til kjøpesummen på NOK 73,50 pr. aksje motta rentekompensasjon på 3,17% p.a. fra nevnte tidspunkt. Oppgjøret for aksjene vil skje på basis av en kombinasjon av likvide midler og trekk på eksisterende lånefasiliteter i konsernet.

Kjøpesummen på NOK 73,50 pr. aksje innebærer en kurspremie på 32% utover kjøperkursen for Unitor pr. 17. juni 2005 på NOK 55,50 pr. aksje og 30% utover gjennomsnittlig volumveiet omsetningskurs siste måned på NOK 56,50 pr. aksje.

Aksjekjøpet vil utløse tilbudsplikt etter Verdipapirlovens §4-1. Det er inngått avtale med Unitors styre om at selskapet ikke skal utstede nye aksjer eller avhende de 273.714 egne aksjer uten Wilh. Wilhelmsens samtykke.

Unitor er en ledende global tilbyder av tjenester og produkter til den maritime næringen. Selskapet består av to divisjoner. Unitor Ships Service leverer tjenester og produkter til seilende skip gjennom et nettverk bestående av 70 egne kontorer og 154 agenter i 75 land. Unitor Ships Equipment er leverandør av utstyr og systemer for brannsikkerhet, sikkerhetsutstyr, forbrenningsovner og isolasjonsmaterialer til den globale verftsindustrien. Selskapet hadde ved siste årsskifte 1.439 ansatte.

Driftsresultatet for Unitor i 2004 var NOK 118 millioner og resultat før skatt var NOK 112 millioner. Selskapet rapporterte et driftsresultat på NOK 25 millioner i 1. kvartal 2005.

Oppkjøpet samsvarer med Wilh. Wilhelmsens strategi om å videreutvikle Wilhelmsen Maritime Services (WMS) til å bli det ledende globale nettverket for salg av produkter og tjenester til den maritime næringen. WMS dekker gjennom selskapene Barber International og Barwil allerede områdene teknisk drift og vedlikehold av skip, bemanning og skipsagenturtjenester. WMS er representert med 282 kontorer i 66 land og har rundt 3.100 landbaserte ansatte.

Unitor vil komplettere tjenestetilbudet til WMS på basis av sin ledende posisjon innen produktområdene kjemikalier, sikkerhet samt vedlikehold og reparasjon.

Samlede synergigevinster er anslått til USD 15-20 millioner pr. år. Inntektssynergiene er knyttet til forventet kryssalg mellom Unitors og WMS` kundeporteføljer. Kostnadssynergiene er knyttet til partenes globalt overlappende distribusjonsnettverk, som forventes å gi betydelige innsparinger innen administrasjon, IT, logistikk og kontorhold. WMS vil som en konsekvens av oppkjøpet redusere sitt investeringsbehov i IT-systemer. Integrasjonskostnadene forventes å utgjøre i størrelsesorden ett års synergigevinster.

Finansiell rådgiver for Wilh. Wilhelmsen i transaksjonen

har vært Fondsfinans.

Det blir arrangert presse- og analytikerkonferanse om oppkjøpet i Wilh. Wilhelmsens lokaler, Strandveien 20, Lysaker, i dag, 20. juni, klokken 11.00.

Ytterligere informasjon, inklusive proforma konsoliderte regnskapstall for Wilh. Wilhelmsen og Unitor, finnes på www.ww-group.com.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

09.06.05 11:52 Marked=OB **WWI** **MANDATORY NOTIFICATION / SALG AV EGNE AKSJER** meldepliktig handel

Wilh. Wilhelmsen ASA (WW ASA) has today sold 5,000 shares of Class A of the Company`s shares in WW ASA as part of the option scheme for leading personnel to buy shares in the company. The shares were sold at NOK 148.- per share.

After the transaction, the company`s total holdings of shares in WW ASA are 1,405,476 shares of Class A and 251,700 shares of Class B.

---

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris, kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.405.476 aksjer av klasse A og 251.700 aksjer av klasse B

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL Til: 11.01.2006

02.06.05 13:51 Marked=OB WWI MANDATORY NOTIFICATION - PRIMARY INSIDER meldepliktig handel

Olav Haugland in Wilh. Wilhelmsen ASA (WW ASA) has today sold 6,430 shares of Class A in WW ASA at NOK 166.35 per share. Mr. Haugland is a primary insider in WW ASA.

After the transaction, Mr. Haugland`s total holdings of shares are 0 shares of Class A and 6,160 shares of Class B.

In addition, Mr. Haugland has an option to buy 5,000 Class A shares in WW ASA under the option scheme for leading personnel.

---

Olav Haugland i Wilh. Wilhelmsen ASA (WW ASA) har i dag solgt 6.430 aksjer av klasse A for kr. 166,35 pr. aksje i WW ASA. Haugland er primærinnsider i WW ASA.

Etter transaksjonen er Olav Hauglands private beholdning av aksjer 0 aksjer av klasse A og 6.160 aksjer av klasse B.

I tillegg har Haugland en opsjon til å kjøpe 5.000 A-aksjer i WW ASA under selskapets aksjeopsjonsprogram for ledende ansatte.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

19.05.05 09:10 Marked=OB WWI **MANDATORY NOTIFICATION / SALG AV AKSJER I EGET EIE** meldepliktig handel

Wilh. Wilhelmsen ASA (WW) has today sold 5,000 shares of Class A of the Company's shares in WW as part of the option scheme for leading personnel to buy shares in the company.

The shares were sold at NOK 148.- per share.

After the transaction, the company's total holdings of shares in WW are 1,410,476 shares of Class A and 251,700 shares of Class B.

---

Wilh. Wilhelmsen ASA har i dag solgt 5.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.410.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: EKS.DATO
Til: 11.01.2006

10.05.05 08:55 Marked=OB WWI **EX UTBYTTE KR. 4,- I DAG/EX DIVIDEND NOK 4,- TODAY** eks.dato

Aksjene i Wilh. Wilhelmsen ASA noteres ex utbytte kr. 4,-
fra og med i dag, 10.05.2005.

The shares in Wilh. Wilhelmsen ASA will be traded ex
dividend NOK 4,- as from today, 10.05.2005.

---

OSLO BØRS NewsWeb

Ticker: WWI | Ant meldinger: 5 | Fra: 01.01.1900
Meldingstype: GENERALFORSAMLINGSINFO | Til: 11.01.2006

09.05.05 12:30 Marked=OB WWI **ANNUAL GENERAL MEETING - GENERALFORSAMLING 2005** generalforsamlingsinfo 123K 109K 70K 72K

On 9 May 2005 the Annual General Meeting (AGM) was held in Wilh. Wilhelmsen ASA (WW ASA).

The AGM adopted a distribution of dividend of NOK 4.00 per share, to be noted ex. dividend tomorrow 10 May 2005.

The AGM also decided to delete Clause 7 in the Articles of Association.

---

Attorney-at-Law Dr. Juris Bettina Banoun was elected as new member of the Board of Directors for a period of 2 years. Wilhelm Wilhelmsen, Leif T. Løddesøl, Odd Rune Austgulen and Helen Juell were all reelected for a period of 2 years. Ingar Skaug and Sjur Galtung were reelected as Deputy Members for a period of 2 years.

Enclosed please find Minutes of Meeting from the AGM in WW ASA held on 9 May 2005 as well as the revised Articles of Association.

-------

Den 9. mai 2005 ble det avholdt Wilh. Wilhelmsen ASA (WW ASA) generalforsamling.

Generalforsamling vedtok utdeling av utbytte med NOK 4,00 pr. aksje som noteres ex. utbytte i morgen 10. mai 2005.

Generalforsamlingen besluttet også å stryke § 7 i selskapets vedtekter.

Advokat dr. juris Bettina Banoun ble valgt til nytt styremedlem for en periode på 2 år. Wilhelm Wilhelmsen, Leif T. Løddesøl, Odd Rune Austgulen og Helen Juell ble samtlige gjenvalgt for en periode på 2 år. Ingar Skaug og Sjur Galtung ble gjenvalgt som vararepresentanter for en periode på 2 år.

Vedlagt oversendes protokoll fra generalforsamling i WW ASA avholdt 9. mai 2005 sammen med reviderte vedtekter.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: UTBYTTEOPPLYSNINGER
Til: 11.01.2006

09.05.05 08:33 Marked=OB WWI **EX DIVIDEND TOMORROW TUESDAY 10 MAY 2005** utbytteopplysninger

If the Annual General Meeting in Wilh. Wilhelmsen today, Monday 9 May 2005 at 11.00, approves the dividend of NOK 4.00 per share, the shares will be traded ex dividend tomorrow 10 May 2005.

See Summons to the Annual General Meeting published 19 April 2005

---

Forutsatt at generalforsamlingen i Wilh. Wilhelmsen i dag mandag 9. mai 2005 kl. 11.00 vedtar utbetaling av utbytte på NOK 4,00 per aksje, vil aksjene bli notert ex utbytte i morgen tirsdag 10. mai 2005.

Se innkalling til generalforsamling sendt ut 19. april 2005.

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: DELÅRSRESULTAT Til: 11.01.2006

06.05.05 08:03 Marked=OB WWI **KORRIGERING: BILFRAKT GIR WW SOLID RESULTAT** delårsresultat

* Setningen etter tabellen er korrigert

(Lysaker, 4. mai 2005 ) Første kvartal 2005 endte meget positivt for Wilh. Wilhelmsen ASA (WW) med et resultat for operativ virksomhet på USD 53 millioner.

---

| (USD mill.) | Q1 2005 | Q1 2004 |
|---|---|---|
| Driftsinntekter | 475 | 422 |
| Driftsresultat | 53 | 33 |
| Resultat før skatt | 72 | 29 |

* Det er en forbedring på USD 20 millioner sammenlignet med resultatet for operativ virksomhet i 2004 på USD 33 millioner.

- WW har hatt en langt større fart inn i 2005 enn selskapet hadde inn i 2004, sier konsernsjef Ingar Skaug, som onsdag leverte WWs beste tall for første kvartal noensinne.

Årets tre første måneder 2005 ga et resultat før skatt på USD 72 millioner, hvilket er 43 millioner bedre enn tilsvarende periode i 2004, som ga et resultat før skatt på USD 29 millioner.

Resultat før skatt er sterkt påvirket av omleggingen til de nye internasjonale regnskapsreglene (IFRS), hvor det legges opp til markedsprising av blant annet bunkers og andre finansielle instrumenter. Det gir urealiserte gevinster verdsatt til cirka USD 35 millioner i første kvartal 2005, mot USD 5 millioner i tilsvarende periode i 2004. Fremgangen er allikevel kraftig. Justert for urealiserte gevinster er resultatdifferansen (før skatt) på USD 13 millioner sammenlignet med første kvartal 2004.

Total omsetningen for konsernet var på USD 475 millioner i første kvartal 2005, mot USD 422 millioner i første kvartal 2004.

Det er frakt av biler, samt tung, rullende last og statisk last som bidrar mest til det solide resultatet. - Det er sterkt press i shipping og fantastisk lastetilgang. Den store utfordringen er å finne egnet tonnasjeinnsats for å dekke økt etterspørsel, sier Skaug.

Arbeidet med å konsolidere det nye datterselskapet Wilhelmsen Maritime Services (WMS) går som planlagt, men omleggingen medfører engangskostnader, som tidligere varslet. Underliggende drift er bedre enn for samme periode i 2004.

WW forventer at resultatet for 2005 blir bedre enn resultatet for 2004, med forbehold om verdiendringer av finansielle instrumenter.

Wilh. Wilhelmsen ASA:
Rederiet Wilh. Wilhelmsen ASA er en ledende internasjonal leverandør av maritime servicetjenester. Konsernet har rundt 12.000 ansatte og sysselsetter cirka 15.000 ansatte når deleide selskaper inkluderes. WW har 269 kontorer i 66 land.

For mer informasjon se WWs nettsted: www.ww-group.com

For ytterligere kommentarer kontakt:
Konsernsjef Ingar Skaug, telefon (+47) 67 58 41 08
Informasjonsdirektør Cecilie Stray, telefon (+47) 67 58 41 60 (kontor), (+47) 97 70 08 02 (mobil).

OSLO BØRS NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: DELÅRSRESULTAT Til: 11.01.2006

04.05.05 16:09 Marked=OB **WWI BILFRAKT GIR WW SOLID RESULTAT** delårsresultat 364K 564K 515K

(Lysaker, 4. mai 2005) Første kvartal 2005 endte meget positivt for Wilh. Wilhelmsen ASA (WW) med et resultat for operativ virksomhet på USD 53 millioner.

Vedlegg på www.newsweb.no.

---

| (USD mill.) | Q1 2005 | Q1 2004 |
|---|---|---|
| Driftsinntekter | 475 | 422 |
| Driftsresultat | 53 | 33 |
| Resultat før skatt | 72 | 29 |

Det er en forbedring på USD 20 millioner kroner sammenlignet med resultatet for operativ virksomhet i 2004 på 33 millioner kroner.

- WW har hatt en langt større fart inn i 2005 enn selskapet hadde inn i 2004, sier konsernsjef Ingar Skaug, som onsdag leverte WWs beste tall for første kvartal noensinne.

Årets tre første måneder 2005 ga et resultat før skatt på USD 72 millioner, hvilket er 43 millioner bedre enn tilsvarende periode i 2004, som ga et resultat før skatt på USD 29 millioner.

Resultat før skatt er sterkt påvirket av omleggingen til de nye internasjonale regnskapsreglene (IFRS), hvor det legges opp til markedsprising av blant annet bunkers og andre finansielle instrumenter. Det gir urealiserte gevinster verdsatt til cirka USD 35 millioner i første kvartal 2005, mot USD 5 millioner i tilsvarende periode i 2004. Fremgangen er allikevel kraftig. Justert for urealiserte gevinster er resultatdifferansen (før skatt) på USD 13 millioner sammenlignet med første kvartal 2004.

Total omsetningen for konsernet var på USD 475 millioner i første kvartal 2005, mot USD 422 millioner i første kvartal 2004.

Det er frakt av biler, samt tung, rullende last og statisk last som bidrar mest til det solide resultatet. - Det er sterkt press i shipping og fantastisk lastetilgang. Den store utfordringen er å finne egnet tonnasjeinnsats for å dekke økt etterspørsel, sier Skaug.

Arbeidet med å konsolidere det nye datterselskapet Wilhelmsen Maritime Services (WMS) går som planlagt, men omleggingen medfører engangskostnader, som tidligere varslet. Underliggende drift er bedre enn for samme periode i 2004.

WW forventer at resultatet for 2005 blir bedre enn resultatet for 2004, med forbehold om verdiendringer av finansielle instrumenter.

Wilh. Wilhelmsen ASA:
Rederiet Wilh. Wilhelmsen ASA er en ledende internasjonal leverandør av maritime servicetjenester. Konsernet har rundt 12.000 ansatte og sysselsetter cirka 15.000 ansatte når deleide selskaper inkluderes. WW har 269 kontorer i 66 land.

For mer informasjon se WWs nettsted: www.ww-group.com

For ytterligere kommentarer kontakt:
Konsernsjef Ingar Skaug, telefon (+47) 67 58 41 08
Informasjonsdirektør Cecilie Stray, telefon (+47) 67 58 41 60 (kontor), (+47) 97 70 08 02 (mobil).

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: DELÅRSRESULTAT
Til: 11.01.2006

04.05.05 16:09 Marked=OB WWI **CAR CARRYING YIELDS SOLID RESULT FOR WW** delårsresultat 212K 515K 564K

(Lysaker, 4. mai 2005) The first quarter of 2005 proved very positive for Wilh. Wilhelmsen ASA (WW), with a net operating profit of USD 53 million.

Attachments on www.newsweb.no.

| (USD mill.) | Q1 2005 | Q1 2004 |
|---|---|---|
| Operating income | 475 | 422 |
| Net operating profit | 53 | 33 |
| Profit before tax | 72 | 29 |

This represents an improvement of USD 20 million from USD 33 million for the same period of 2004. - We've entered 2005 at a far higher tempo than we had last year,' says President and Group Chief Executive Officer Ingar Skaug, who delivered WW's best-ever first-quarter figures on Wednesday.

The first three months of 2005 yielded a pre-tax profit of USD 72 million, which represents an improvement of USD 43 million from USD 29 million for the same period of last year.

Pre-tax profit was strongly influenced by the transition to the International Financial Reporting Standards (IFRS). These call for market pricing of such factors as bunkers and other financial instruments.

That produced about USD 35 million in unrealised gains for the first quarter as against USD 5 million in the same period of last year.

Progress was nevertheless strong. Adjusted for unrealised gains, pre-tax profit was up by USD 13 compared to first quarter 2004.

Operating income came to USD 475 million compared with USD 422 million for the first quarter of 2004.

Shipment of cars, high and heavy cargoes and non-containerised cargoes made the biggest contribution to the solid results. - The maritime transport sector is under strong pressure, with fantastic cargo availability. The big challenge is to find suitable tonnage to meet increased demand, says Mr Skaug.

Work on consolidating the new Wilhelmsen Maritime Services (WMS) subsidiary is going well. As previously warned, however, the reorganisation involves some one-off costs for the group. Underlying operations were better than in the same period of 2004.

WW expects the result of 2005 to be an improvement on the figure for last year, providing no changes occur in the value of financial instruments.

Wilh. Wilhelmsen ASA
The Wilh. Wilhelmsen ASA shipping company is a leading international provider of maritime services. With 269 offices in 66 countries, the group employs some 12 000 people and has roughly 15 000 employees all told when partly-owned companies are included. For further information about the group, see the WW web site at www.ww-group.com.

For further information, contact
Ingar Skaug, president and GCEO, tel: +47 67 58 41 08
Cecilie Stray, vice president corporate communications, tel: +47 67 58 41 60 (office), +47 97 70 08 02 (mobile)

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: GENERALFORSAMLINGSINFO

Til: 11.01.2006

20.04.05 07:43 Marked=OB WWI **ANNUAL GENERAL MEETING IN WILH.WILHELMSEN ASA** generalforsamlingsinfo 709K 709K

The Annual General Meeting in Wilh. Wilhelmsen ASA will be held on Monday 9 May 2005 at 11.00 at the Company's premises at Strandveien 20, NO-1366 Lysaker. Attached please find the Summons of Meeting in Norwegian and English.

---

Wilh. Wilhelmsen ASA vil avholde generalforsamling mandag 9. mai 2005 kl. 11.00 i selskapets lokaler i Strandveien 20, Lysaker. Innkalling på norsk og engelsk følger vedlagt.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: TRYKT ÅRS/DELÅRSRAPPORT
Til: 11.01.2006

trykt års/delårsrapport 3987K 3970K 1455K 1455K

20.04.05 07:42 Marked=OB WWI **ANNUAL REPORT 2004**

Please find attached the Annual Report for 2004 for Wilh. Wilhelmsen (3.9 MB) together with the Environmental Report 2004 (1.4 MB), both reports are in pdf-format and in English and Norwegian versions.

The Annual Report will be forwarded to all shareholders together with the summons to the Annual General Meeting to be held on 9 May 2005.

---

Vedlagt finnes Årsapport for 2004 for Wilh. Wilhelmsen (3,9 MB) samt Miljørapport 2004 (1,4 MB). Begge rapportene er i pdf-format og finnes i norsk og engelsk versjon.

Årsrapporten blir også sendt til alle aksjonærer sammen med innkalling til ordinær generalforsamling som er berammet til avholdelse 9. mai 2005.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: FINANSIELL KALENDER
Til: 11.01.2006

20.04.05 07:36 Marked=OB **WWI PRESENTATION OF RESULTS FOR 1 QUARTER 2005** finansiell kalender

Wilh. Wilhelmsen ASA (WW) will on Wednesday 4 May at 16.10 present the Results for the 1 Quarter 2005 to analysts, investors and media at Shippingklubben, Haakon VIIs gate 1, Oslo. Light refreshments will be served from 15.30.

The presentation will also be broadcasted live on the WW Internet (www.ww-group.com). The webcast will start at approx. 16.10 and the presentation material will simultaneously be made available in pdf-format on WW Internet.

---

Please register your interest to participate by mail to ww-group@ww-group.com.

-------

Wilh. Wilhelmsen ASA vil onsdag 4. mai 2005 kl. 16.10 presentere resultatene for 1. kvartal 2005 for analytikere, investorer og presse på Shippingklubben, Haakon VIIs gate 1, Oslo. Det vil være enkel servering fra klokken 15.30.

Presentasjonen vil også bli sendt som webcast på WWs Internetsider (www.ww-group.com) fra kl. 16.10. Presentasjonene vil samtidig bli gjort tilgjengelige i pdf-format på WW Internet.

Vennligst gi beskjed om deltakelse pr. mail til ww-group@ww-group.com

19 April 2005
WILH. WILHELMSEN ASA

Cecilie Stray
Vice President, Corporate Communication

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: AVTALER
Til: 11.01.2006

14.04.05 15:34 Marked=OB **WWI STRATEGIC INVESTMENT IN THE U.S.** avtaler 49K

Wallenius Wilhelmsen Lines AS (WWL) has today agreed to acquire 50 % of Distribution and Auto Service, Inc. (DAS) from Nissan North America effective 1 May 2005. The acquisition also includes the DAS subsidiary, Annacis Auto Terminals, Ltd.

WWL is jointly owned by Wilh. Wilhelmsen ASA and Wallenius Lines AB, Stockholm.

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The final purchase price will be determined later, but is estimated for the part of Wilh. Wilhelmsen ASA to be between USD 5 - 10 million. The annual turnover for DAS will be approx. USD 400 million. In the short run, it is expected that the effect on the results will be limited.

Together, DAS and Annacis Auto Terminals have 1,200 employees and handle 1.6 million vehicles annually.

The acquisition will strengthen WWL`s position as a market leader in finished vehicle supply chain logistics in North America.

Attached please find the press release from WWL.

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Wallenius Wilhelmsen Lines AS (WWL) har i dag inngått avtale med Nissan North America om kjøp av 50 % av aksjene i Distribution and Auto Service, Inc. (DAS). Avtalen inkluderer også DAS` datterselskap Annacis Auto Terminals Ltd.

WWL eies av Wilh. Wilhelmsen ASA og Wallenius Lines AB i Stockholm.

Den endelige kjøpesum vil bli fastsatt senere, men det forventes at den for Wilh. Wilhelmsen ASA`s del å utgjøre mellom USD 5 - 10 millioner. DAS får en årsomsetning på ca. USD 400 millioner og på kort sikt forventes resultateffekten å være begrenset.

Sammen har DAS og Annacis Auto Terminals 1.200 ansatte og håndterer 1.6 millioner kjøretøy i året. Avtalen skal tre i kraft 1. mai 2005.

Oppkjøpet styrker WWLs posisjon som en markedsleder innen logistikktjenester til bilindustrien i det nord-amerikanske marked.

Vedlagt finnes WWLs pressemelding (på engelsk).

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: ANDRE BØRSMELDINGER

Til: 11.01.2006

06.04.05 07:59 Marked=OB WWI **WWI CAPITAL MARKET DAY / IFRS** andre børsmeldinger 396K 381K

Today's Capital Market Day at Wilh. Wilhelmsen ASA (WW) will include information regarding the company's implementation of International Financial Reporting Standards (IFRS).

Attachments on www.newsweb.no.

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WW will report in accordance with IFRS from 1st quarter 2005, and has prepared the opening balance sheet at the date of the transition to IFRS, which is 1 January 2004. Consolidated financial statement for 2004 after IFRS adoption, will also be presented. The 2005 quarterly reports will be prepared in accordance with IFRS and include comparative information for 2004.

The intention of this information is to give a guide to how the implementation of IFRS will impact WW's consolidated financial statements. The attached report regarding IFRS has not been audited. Please find detailed information in attached documents.

Webcast with audio and slides from all the presentations at the Capital Market Day in WW can be found at WW's web site (www.ww-group.com)

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Dagens kapitalmarkedsdag i Wilh. Wilhelmsen ASA (WW) vil bl.a. gi informasjon angående selskapets implementering av International Financial Reporting Standards (IFRS). WW vil rapportere i henhold til IFRS fra 1. kvartal 2005, og har forberedt åpningsbalanse pr. dato for omlegging til IFRS, som er 1. januar 2004. Konsernregnskap for 2004 hensyntatt IFRS omlegging vil også bli presentert. Kvartalsrapporene i 2005 vil bli utarbeidet i henhold til IFRS og vil inkludere sammenligningstall for 2004.

Bakgrunnen for denne meldingen er å gi informasjon om hvordan implementeringen av IFRS vil påvirke WWs konsernregnskap. Den vedlagte rapport (på engelsk) er ikke revidert. Detaljert informasjon finnes i de vedlagte dokumenter.

Webcast med lyd og slides fra alle presentasjonene på kapitalmarkedsdagen finnes på WWs internetsider (www.ww-group.com).

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: ANDRE BØRSMELDINGER
Til: 11.01.2006

11.03.05 10:20 Marked=OB **WWI CAPITAL MARKETS DAY IN WILH. WILHELMSEN** andre børsmeldinger 97K

Wilh. Wilhelmsen has the pleasure of inviting investors, analysts and media to a Capital Markets Day on 6 April 2005 from 07:30 to 12:00.

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The presentations will be held in Norwegian/Scandinavian supplemented by PowerPoint-slides in English. Audio and slides will also be webcasted on our web site (www.ww-group.com).

Attached please find the programme for the day (in Norwegian). We ask you kindly to respond within Tuesday 29 March.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

11.03.05 09:37 Marked=OB WWI **MANDATORY NOTIFICATION - SALE PRIMARY INSIDER** meldepliktig handel

On 9 March 2005, Arild B. Iversen, Senior Vice President of Wilh. Wilhelmsen ASA (WW) sold 8,000 shares of Class A in WW at NOK 170.00 per share. Mr. Iversen is a primary insider in WW.

After the transaction, Mr. Iversen`s total holdings of shares are 2,184 shares of Class A and 10,050 shares of Class B.

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9. mars 2005 solgte Arild B. Iversen i Wilh. Wilhelmsen ASA (WW) 8.000 aksjer av klasse A i WW til kurs kr. 170,00 pr. aksje. Iversen er primærinnsider i WW ASA.

Etter transaksjonen er Arild B. Iversens private beholdning av aksjer 2.184 aksjer av klasse A og 10.050 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

10.02.05 08:07 Marked=OB WWI **MANDATORY NOTIFICATION - PRIMARY INSIDER** meldepliktig handel

Group Treasurer Anders Eckbo in Wilh. Wilhelmsen ASA (WW) sold on 9 February 2005 2,000 shares of Class A in WW at NOK 169.50 each. Mr. Eckbo is a primary insider in WW.

After the transaction, Mr. Eckbo does not own any shares in WW.

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Finanssjef Anders Eckbo i Wilh. Wilhelmsen ASA (WW) solgte 9. februar 2005 2.000 aksjer av klasse A i WW til kurs kr.169,50 pr. aksje. Eckbo er primærinnsider i WW.

Etter transaksjonen har Anders Eckbos ingen aksjer i WW.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: MELDEPLIKTIG HANDEL
Til: 11.01.2006

08.02.05 09:46 Marked=OB WWI **MANDATORY NOTIFICATION / SALG AV AKSJER I EGET EIE** meldepliktig handel

Wilh. Wilhelmsen ASA (WW) has today sold 2,000 shares of Class A of the Company's shares in WW as part of the option scheme for leading personnel to buy shares in the company.

The shares were sold at NOK 148.- per share.

After the transaction, the company's total holdings of shares in WW are 1,415,476 shares of Class A and 251,700 shares of Class B.

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Wilh. Wilhelmsen ASA har i dag solgt 2.000 aksjer av klasse A av selskapets aksjer i eget eie under selskapets aksjeopsjonsprogram for ledende ansatte. Aksjene ble solgt til opsjonspris kr. 148,- pr. aksje.

Konsernets beholdning av egne aksjer etter salget er 1.415.476 aksjer av klasse A og 251.700 aksjer av klasse B.

OSLO BØRS NewsWeb

Ticker: WWI | Ant meldinger: 5 | Fra: 01.01.1900
Meldingstype: DELÅRSRESULTAT | Til: 11.01.2006

07.02.05 16:11 Marked=OB WWI **FORELØPIG ÅRSRAPPORT 2004** delårsresultat 81K 173K 1697K

(Lysaker, 7. februar 2004) Wilh. Wilhelmsen ASA (WW) oppnådde et historisk godt resultat før skatt på USD 154 millioner i 2004. Samtlige virksomhetsområder oppnådde positive resultater.

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WWs resultat før skatt endte på USD 154 millioner, mot USD 85 millioner i 2003. Resultatet etter tilknyttede selskaper var på USD 158 millioner i 2004, mot USD 86 millioner i 2003. Driftsresultat i 2004 var på USD 111 millioner mot USD 72 millioner i 2003.

Fraktinntektene fra skip og andre driftsinntekter ga en omsetning på USD 1 081 millioner i 2004, mot USD 966 millioner i 2003.

Økt biltransport, sterke markeder for transport av anleggs- og jordbruksmaskiner, samt prosjektlaster i tillegg til effektiv samordning av datterselskapenes tjenester slår ut i pluss for Wilh. Wilhelmsen ASA.

- Vår gevinst kommer først og fremst som følge av effektivisering av vår operasjon og gjennom økt samarbeid mellom våre selskaper. Dette har gitt effektivisering av våre driftsorganisasjoner og mer effektiv bruk av vår tonnasje, med redusert liggetid i havner og bedre utnyttelse av plassen om bord, sier konsernsjef Ingar Skaug i Wilh. Wilhelmsen ASA.

Rateøkninger innenfor visse områder bidrar også positivt.

WW opplevde forøvrig et sterkt siste kvartal 2004. Konsernet hadde i fjerde kvartal 2004 et resultat før skatt på USD 30 millioner, mot USD 31 millioner tilsvarende kvartal i 2003. Driftsresultatet endte på USD 26 millioner, mot USD 13 millioner i fjerde kvartal 2003. Fraktinntekter på skip og andre driftsinntekter utgjorde USD 277 millioner i fjerde kvartal 2004, mot USD 260 millioner i tilsvarende kvartal 2003.

WW forventer at resultatet for 2005 vil ligge på et noe høyere nivå enn i 2004.

Fakta om Wilh. Wilhelmsen ASA:
Rederiet Wilh. Wilhelmsen ASA er en ledende internasjonal leverandør av maritime servicetjenester. Konsernet har rundt 12.000 ansatte og sysselsetter cirka 15.000 ansatte inkludert deleide selskaper. WW er representert i 64 land med 253 kontorer.

For mer detaljert informasjon om resultatet, se våre internettsider:
www.ww-group.com

For ytterligere kommentarer:
Konsernsjef Ingar Skaug, telefon (+ 47) 67 58 41 08 (kontor)
Informasjonsdirektør Cecilie Stray, telefon (+47) 67 58 41 60 (kontor) (+47) 97 70 08 02 (mobil)

Se vedlegg på www.newsweb.no

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: DELÅRSRESULTAT
Til: 11.01.2006

07.02.05 16:11 Marked=OB WWI **PRELIMINARY ANNUAL REPORT 2004** delårsresultat 80K 169K 1697K

(Lysaker, 7 February 2004) Wilh. Wilhelmsen ASA (WW) achieved a historically good income before tax of USD 154 million for 2004, with all its business areas reporting positive results.

The pre-tax income for 2004 compares with USD 85 million for the year before. Income after affiliates totalled USD 158 million as against USD 86 million in 2003. Net operating income came to USD 111 million, compared with USD 72 million the year before.

Freight revenues from ships and other operating income came to USD 1 081 million as against USD 966 million in 2003.
Increased car carrying and strong markets for transporting construction and agricultural machinery as well as project cargoes combined with effective coordination of services from subsidiaries to boost WW`s results.
`We`ve benefited primarily from making our operations more efficient and increasing cooperation between our companies,` says Chief Executive Officer Ingar Skaug.
`This has enhanced the efficiency of our operations organisations and the use of our tonnage, with less time in port and better utilisation of cargo space.`
Increased rates in certain areas have also had a positive effect.
WW otherwise experienced a strong fourth quarter in 2004, when its income before tax came to USD 30 million as against USD 31 million in the same period of 2003. The net operating income in fourth quarter was USD 26 million as against USD 13 million in the same period in 2003. Freight revenues for ships and other operating income totalled USD 277 million in the fourth quarter, compared with USD 260 million in the same quarter in 2003.
The group expects results for 2005 to be somewhat better than in 2004.

Facts about Wilh. Wilhelmsen ASA
The Wilh. Wilhelmsen ASA shipping company is a leading international supplier of maritime services. It employs some 12 000 people directly and about 15 000 when part-owned companies are included. The group has 253 offices in 64 countries.

For more detailed information about the results, see the WW web site at www.ww-group.com

Further information from:
Ingar Skaug, President and GCEO, tel: +47 67 58 41 98 (office)
Cecilie Stray, Vice President Corporate Communications, tel: +47 67 58 41 60 (office), +47 97 70 08 02 (mobile)

Attachments on www.newsweb.no

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: MELDEPLIKTIG HANDEL

Til: 11.01.2006

02.02.05 09:30 Marked=OB WWI **MANDATORY NOTIFICATION** meldepliktig handel

On 1 February 2005, Bjørn Tønsberg, Senior Vice President of Barwil Agencies AS, sold 1,400 shares of Class B in WW ASA at NOK 147.50 each. Mr. Tønsberg is a primary insider in WW ASA.

After the transaction, Mr. Tønsberg`s total holdings of shares are 5.046 shares of Class A and 2,760 shares of Class B.

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: ANDRE BØRSMELDINGER

Til: 11.01.2006

17.01.05 15:40 Marked=OB WWI **THE ARC FLEET TO EXPAND** andre børsmeldinger

American Roll-On Roll-Off Carriers, Inc. (ARC), a company jointly owned by Wilh. Wilhelmsen ASA (WW) and Wallenius Lines AB and handling WW`s US-flag operations, will increase its fleet from 5 to 8 vessels. The vessels will be transferred to ARC from the company`s owners.

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American Roll-on Roll-Off Carriers, Inc (ARC), som eies av Wilh. Wilhelmsen ASA (WW) og Wallenius Lines AB, og driver WWs US-flagg operasjon, øker sin flåte fra 5 til 8 skip. Skipene overføres til ARC fra selskapets eiere.

OSLO BØRS NewsWeb

Ticker: WWI
Ant meldinger: 5
Fra: 01.01.1900
Meldingstype: AVTALER
Til: 11.01.2006

14.01.05 10:49 Marked=OB WWI **PRESS RELEASE FROM EUKOR CAR CARRIERS, INC.** avtaler 40K

Attached please find a Press Release from EUKOR Car Carriers, Inc. relating to the signing of a Shipbuilding Contract with Hyundai Heavy Industries for 4 new Pure Car and Truck Carriers.

The vessels will have a capacity of 6,500 units and will be built at the Hyundai Samho Heavy Industries Shipyard in Mokpo, Korea. They are scheduled for delivery the first half of 2008.

Wilh. Wilhelmsen ASA owns 40 % of EUKOR Car Carriers, Inc, Korea.

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Vi viser til vedlagte pressemelding fra EUKOR Car Carriers Inc., Korea, som omhandler inngåelse av nybyggingskontrakter med Hyunday Heavy Industries for 4 nye Pure Car and Truck Carriers.

Skipene vil ha kapasitet til å frakte 6,500 enheter og vil bli bygget ved Hyundai Samho Heavy Industries i Mokpo, Korea. Levering vil skje første halvår 2008.

Wilh. Wilhelmsen ASA eier 40 % av Eukor Car Carriers Inc

OSLO BØRS NewsWeb

Ticker: WWI

Ant meldinger: 5

Fra: 01.01.1900

Meldingstype: FINANSIELL KALENDER

Til: 11.01.2006

14.01.05 08:58 Marked=OB **WWI PRESENTATION OF PRELIMINARY ANNUAL RESULTS 2004** finansiell kalender

Wilh. Wilhelmsen ASA will present the Preliminary Annual Results 2004 for analysts, investors and media on Monday 7 February 2005 at 16:00 in the company's offices at Strandveien 20, Lysaker.

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Wilh. Wilhelmsen ASA vil presentere de foreløpige årsresultatene for 2004 for analytikere, investorer og presse mandag 7. februar 2004 kl. 16.00 på selskapets kontor i Strandveien 20, Lysaker.

NewsWeb Ticker: WWI Ant meldinger: 5 Fra: 01.01.1900
Meldingstype: KAPITALENDRINGER Til: 11.01.2006

03.01.05 09:57 Marked=OB WWI **STOCK OPTION PROGRAMME FOR MANAGEMENT** kapitalendringer 53K

The Board of Directors of Wilh. Wilhelmsen ASA (WW) resolved in a Board Meeting held on 28 October 2004 to renew the Stock Option Programme for employees at management level in the company, and in its associated subsidiaries which was originally introduced in February, 2000 and which expires 31 December 2004.

The Board of Directors did simultaneously decide to place 335,000 shares of Class A shares in WW presently owned by the company at the disposal for the Programme, and also granted authority to the Group Chief Executive Officer (the GCEO) to decide who should be offered an option to purchase shares under the Programme. The GCEO has decided to use the authority granted and has in a letter distributed on 3 December 2004, offered a select group of employees to participate in the programme in a letter distributed on 3 December 2004.

The options must be declared in the period 1 January 2005 - 31 December 2007

The purchase price shall be the average transaction price for shares of Class A quoted at the Oslo Stock Exchange during the month of December 2004, NOK 148.- per share.

Attached please find a list of employees at management level in WW and associated companies who participate in the Stock Option Programme together with how many stock options they have been offered.

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Styret i Wilh. Wilhelmsen ASA (WW) besluttet i styremøte avholdt 28.10.2004 å fornye det opsjonsprogram som ble etablert i februar 2000 og som utløper 31.12.2004 med rett for ledende ansatte i selskapet og i tilknyttede datterselskaper til å erverve aksjer i WW. Styret stillet 335.000 aksjer av klasse A i selskapet, til disposisjon for programmet og ga selskapets konsernsjef fullmakt til å iverksette opsjonsprogrammet. Selskapets konsernsjef besluttet å benytte fullmakten og tilbød ved brev utsendt 3. desember 2004 opsjoner til den utpekte gruppe.

Opsjonene må erklæres i perioden 01.01.2005 - 31.12.2007.

Aksjenes innløsningskurs er fastsatt til gjennomsnittlig omsetningskurs for A-aksjene på Oslo Børs i desember måned 2004, NOK 148,- pr. aksje.

Vedlagt er en liste over de ledende ansatte i WW og i tilknyttede datterselskaper som ønsker å være omfattet av opsjonsprogrammet samt hvor mange aksjeopsjoner de er tilbudt.